IN ACCORDANCE WITH RULES 101 AND 311 OF REGULATION S-T, EXHIBITS G-1 THROUGH G-3 TO REGISTRANT'S FORM U5B ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

04027457

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

LG&E ENERGY LLC	0001136808
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form U5B/A	030-00362
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)	(SEC File Number if Available)

Not Applicable
(Name of Person Filing the Document (if Other Than the Registrant)

Under cover of this Form SE are Exhibits G-1 through G-3 to Registrant's Form U5B, filed as part of Amendment No. 1 to Registrant's Form U5B.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this Form SE to be signed on its behalf by the undersigned thereunto duly authorized.

LG&E ENERGY LLC

By: ______________________

Name: John R. McCall

Title: Executive Vice President, General Counsel and Secretary

Date: April 17, 2004

INDEX OF EXHIBITS

Exhibit No.	Description
G-1	Annual Report of Major Electric Utilities, Licensees and Others (FERC Form 1) for the year ended December 31, 2003 for LG&E
G-2	Annual Report of Major Electric Utilities, Licensees and Others (FERC Form 1) for the year ended December 31, 2003 for KU
G-3	Annual Report of Major Natural Gas Companies (FERC Form 2) for the year ended December 31, 2003 for LG&E

EXHIBIT G-1

LOUISVILLE GAS AND ELECTRIC COMPANY

PUBLIC SERVICE COMMISSION OF KENTUCKY

PRINCIPAL PAYMENT AND INTEREST INFORMATION FOR THE YEAR ENDING DECEMBER 31, 2003

1 Amount of Principal Payment during calendar year $ 170,600,000

2 Is Principal current? (Yes) X (No) ______

3 Is Interest current? (Yes) X (No) ______

SERVICES PERFORMED BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Are your financial statements examined by a Certified Public Accountant?

(Yes) X (No) ______

If yes, which service is performed?

Audit X

Compilation ______

Review ______

Please enclose a copy of the accountant's report with annual report.

LOUISVILLE GAS AND ELECTRIC COMPANY
ADDITIONAL INFORMATION TO BE FURNISHED WITH
2003 ANNUAL REPORT

ELECTRIC UTILITIES

Please furnish the following information, for Kentucky Operations only, and attach to your Annual Report:

Number of Rural Customers (Other than Farms)	INFORMATION NOT AVAILABLE
Number of Farms Served (A farm is any agricultural operating unit consisting of 3 acres of more)	INFORMATION NOT AVAILABLE
Number of KWH sold to all Rural Customers	INFORMATION NOT AVAILABLE
Total Revenue from all Rural Customers	INFORMATION NOT AVAILABLE

LINE DATA

Total number of Miles of Wire Energized (Located in Kentucky)	34,058
Total number of Miles of Pole line (Located in Kentucky)	6,383

Name of Counties in which you furnish Electric Service:
(If additional space is required, add additional sheet)

HARDIN, HENRY, JEFFERSON, MEADE, OLDHAM, BULLITT, TRIMBLE, SHELBY, and SPENCER.

(A) Based on Standard Industrial Classification (SIC) Major Groups 01 (Agricultural Production-Crops) and and 02 (Agricultural ProductionLivestock and Animal Specialties).

Louisville Gas and Electric Company
Supplemental Electric Information
Revenues, Customers and KWH Sales
For Reporting Year 2003

	Revenues	KWHs Sold	Customers
440 Residential	$ 223,403,935	3,834,690,468	337,768
442 Commercial & Industrial Sales			
Small (or Commercial)	$ 187,500,070	3,482,248,894	40,963
Large (or Industrial)	$ 111,535,245	2,935,753,634	410
444 Public St. & Highway Lighting	$ 6,091,166	69,484,482	3,514
445 Other Sales to Public Authorities	$ 52,401,157	1,181,172,837	2,284
446 Sales to Railroads and Railways	$ -	-	-
448 Interdepartmental Sales	$ -	-	-
TOTAL Sales to Ultimate Customers	$ 580,931,573	11,503,350,315	384,939
447 Sales for Resale	$ 169,781,889	7,678,323,000	37
TOTAL Sales of Electricity	$ 750,713,462	19,181,673,315	384,976

THIS PAGE MUST BE COMPLETED AND RETURNED WITH THE ANNUAL REPORT

Louisville Gas and Electric Company
Security Holders and Voting Powers
For the Year Ended December 31, 2003

Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votets cast by proxy:	Give the date and place of such meeting:
Stock books not closed during the year.	Total: 21,366,608 Proxy: 21,366,608	December 16, 2003 -- Louisville, KY

	NAME	ADDRESS	TOTAL VOTES	COMMON STOCK	PREFERRED STOCK
Total votes of all voting securities			22,154,510	21,294,223	860,287
Total number of security holders			1,622	1	1,621
Total votes of security holders listed below			21,769,763	21,294,223	475,540
	LG&E Energy LLC	Louisville, KY	21,294,223	21,294,223	-
	Stifel Nicholas & Co.	St. Louis, MO	89,314	-	89,314
	J.J.B. Hilliard, W.L. Lyons, Inc.	Louisville, KY	82,505	-	82,505
	RBC Dain Rauscher , Inc.	Minneapolis, MN	81,292	-	81,292
	Mesirow Financial Inc.	Chicago, IL	70,076	-	70,076
	Prudential Securites Inc.	New York, NY	28,855	-	28,855
	Morgan Stanley DW Inc.	Edgewood, NY	28,414	-	28,414
	First Clearing Corporation	Glen Allen, VA	26,797	-	26,797
	UBS Painewebber Inc.	Weekhawken, NJ	23,869	-	23,869
	Davidson & Co., Inc.	Great Falls, MT	23,543	-	23,543
	Merril Lynch, Pierce, Fenner & Smith	Piscataway, NJ	20,875	-	20,875

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility property.
5. Minor Items (5% of the Balance at the End of Year), for Account 121 or $100,000, whichever is Less) may be grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance at Beginning of Year (b)	Purchases, Sales, Transfers, etc (c)	Balance at End of Year (d)
1	Coal land and land rights near			
2	Central City, Kentucky	67,544		67,544
3				
4	Nine tracts of land in Louisville, Kentucky	13,154		13,154
5				
6	Coal for Resale (1)	256,707	(153,297)	103,410
7				
8				
9				
10				
11				
12				
13				
14				
15				
16	Note:			
17	(1) Coal purchased for resale to industrial customers.			
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	-	-	-
45	Minor Items-Other Nonutility Property	-	-	-
46	TOTAL	337,405	(153,297)	184,108

LOUISVILLE GAS AND ELECTRIC COMPANY
NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES
SUPPLEMENTAL INFORMATION TO 2003 ANNUAL REPORT

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employees on line 3, and show the number of such special construction employees in a footnote.

The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1.	Payroll Period Ended (Date)	12/31/2003
2.	Total Regular Full-Time Employees	607 (1)
3.	Total Part-Time and Temporary Employees	5
4.	Total Employees	612

(1) Includes 64 equivalent employees attributed to the electric department from joint functions.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
500 West Main Street
Suite 1800
Louisville KY 40202-4264
Telephone (502) 589 6100
Facsimile (502) 585 7875

Report of Independent Auditors

To the Shareholders of Louisville Gas and Electric Company:

We have audited the accompanying balance sheets of Louisville Gas and Electric Company as of December 31, 2003 and 2002, and the related statements of income, of retained earnings and of cash flows for the years then ended, included on pages 110 through 123.29 of the accompanying Federal Energy Regulatory Commission (FERC) Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in accordance with the accounting requirements of the FERC as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Louisville Gas and Electric Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended on the basis of accounting described in Note 1.

This report is intended solely for the information and use of the shareholders and management of Louisville Gas and Electric Company and for filing with the FERC and should not be used for any other purpose.

PricewaterhouseCoopers LLP

February 6, 2004

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ____________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Louisville Gas and Electric Company		02 Year of Report Dec. 31, 2003
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 220 W. Main Street, P.O. Box 32010, Louisville, KY 40232		
05 Name of Contact Person J. Scott Williams		06 Title of Contact Person Mgr-Fin. Reporting & Control
07 Address of Contact Person *(Street, City, State, Zip Code)* P.O. Box 32010, Louisville, KY 40232		
08 Telephone of Contact Person, *Including Area Code* (502) 627-2530	09 This Report Is (1) ☒ An Original (2) ☐ A Resubmission	10 Date of Report *(Mo, Da, Yr)* 03/31/2004

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name S. Bradford Rives	03 Signature S. Bradford Rives /s/	04 Date Signed *(Mo, Da, Yr)* 03/31/2004
02 Title Chief Financial Officer		

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Accumulated Deferred Income Taxes-Other Property	274-275	
38	Accumulated Deferred Income Taxes-Other	276-277	
39	Other Regulatory Liabilities	278	
40	Electric Operating Revenues	300-301	
41	Sales of Electricity by Rate Schedules	304	
42	Sales for Resale	310-311	
43	Electric Operation and Maintenance Expenses	320-323	
44	Purchased Power	326-327	
45	Transmission of Electricity for Others	328-330	
46	Transmission of Electricity by Others	332	
47	Miscellaneous General Expenses-Electric	335	
48	Depreciation and Amortization of Electric Plant	336-337	
49	Regulatory Commission Expenses	350-351	
50	Research, Development and Demonstration Activities	352-353	
51	Distribution of Salaries and Wages	354-355	
52	Common Utility Plant and Expenses	356	
53	Electric Energy Account	401	
54	Monthly Peaks and Output	401	
55	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
56	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	
57	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	NONE
58	Generating Plant Statistics (Small Plants)	410-411	NONE
59	Transmission Line Statistics	422-423	
60	Transmission Lines Added During Year	424-425	
61	Substations	426-427	
62	Footnote Data	450	
	Stockholders' Reports Check appropriate box: [ ] Four copies will be submitted [X] No annual report to stockholders is prepared		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

S. B. Rives
220 West Main Street
Louisville, KY 40202

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Kentucky - July 2, 1913

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Respondent furnishes electric and gas service in the City of Louisville and adjacent territory in Kentucky.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

On April 9, 2001, a German company, E.ON AG ("E.ON"), announced a pre-conditional cash offer of 5.1 billion pounds sterling ($7.3 billion) to acquire Powergen. The final regulatory approval needed was received on June 14, 2002 from the SEC. Effective July 1, 2002, the acquisition of Powergen was completed by E.ON. Following this acquisition, LG&E became an indirect subsidiary of E.ON and E.ON became a registered holding company under PUHCA, and subject to regulation thereunder. No costs associated with the E.ON acquisition nor any of the effects of purchase accounting have been reflected in the financial statements of LG&E.

Effective December 30, 2003, LG&E Energy LLC became the successor to LG&E Energy Corp.

LG&E is a wholly owned subsidiary of LG&E Energy LLC. On December 11, 2000, LG&E Energy and Powergen Limited successfully completed a merger transaction involving the two companies. Pursuant to the acquisition agreement, LG&E Energy became a wholly owned subsidiary of Powergen and, as a result LG&E became an indirect subsidiary of Powergen.

On August 17, 1990, LG&E Energy and LG&E implemented a corporate reorganization pursuant to a mandatory share exchange whereby each share of outstanding common stock of LG&E was exchanged on a share-for-share basis for the common stock of LG&E Energy . LG&E preferred stock and first mortgage bonds were not exchanged and remain securities of LG&E.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	LG&E Receivables LLC	Limited Liability Company	100%	See Note 4 Page 123
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	CURRENT OFFICERS AT DECEMBER 31, 2003		
2			
3	Chairman of the Board, President and		
4	Chief Executive Officer	Victor A. Staffieri	
5			
6	Chief Financial Officer	S. Bradford Rives	
7			
8	Executive Vice President, General Counsel		
9	and Corporate Secretary	John R. McCall	
10			
11	Senior Vice President - Energy Services	Paul W. Thompson	
12			
13	Senior Vice President - Energy Delivery	Chris Hermann	
14			
15	Senior Vice President - Information Technology	Wendy C. Welsh	
16			
17	Senior Vice President - Energy Marketing	Martyn Gallus	
18			
19	Senior Vice President - Project Engineering	A. Roger Smith	
20			
21	Vice President - Retail and Gas Storage Operations	David A. Vogel	
22			
23	Treasurer	Daniel K. Arbough	
24			
25	Vice President - Independent Power Operations	Bruce D. Hamilton	
26			
27	Vice President - Rates and Regulatory	Michael S. Beer	
28			
29	Vice President - External Affairs	George R. Siemens	
30			
31	Vice President - Human Resources	Paula H. Pottinger	
32			
33	Vice President - Power Operations WKE	D. Ralph Bowling	
34			
35	Vice President - Communications	R. W. Chip Keeling	
36			
37	Vice President - Regulated Generation	John N. Voyles, Jr.	
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Salary information for all officers is on file in the office of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	CURRENT BOARD OF DIRECTORS AT DECEMBER 31, 2003:	
2		
3	Victor A. Staffieri, Chairman and CEO	Louisville, KY 40202
4	Michael Soehlke	Coventry, U. K.
5	Dr. Hans Michael Gaul	Dusseldorf, Germany
6		
7		
8	BOARD DIRECTORS RESIGNING DURING THE YEAR 2003:	
9		
10	Edmund Wallis	Coventry, U. K.
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 105 Line No.: 4 Column: a

Mr. Michael Soehlke's resignation from the board was effective January 31, 2004.

Schedule Page: 105 Line No.: 5 Column: a

Dr. Hans Michael Gaul's addition to the board was effective November 3, 2003. His resignation was effective January 31, 2004.

Schedule Page: 105 Line No.: 10 Column: a

Edmund Wallis' resignation from the board was effective June 18, 2003.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None.

2. None.

3. None.

4. None.

5. None.

6. The Company is authorized by FERC Docket ES03-1-000 to issue short-term debt not to exceed $400 million at any one time on or before November 30, 2004 with final maturity no later than November 30, 2005. The Company was also authorized to borrow up to $150 million in long-term loans.

7. In December 2003, LG&E's voting shareholders approved amendments to the Articles of Incorporation to reduce the minimum board size to three directors and to eliminate staggered terms for directors. The simplified board size and structure is appropriate for LG&E as a wholly-owned subsidiary and permits a more efficient administration of corporate governance. The amended articles were filed with the Kentucky Secretary of State in February 2004.

8. None of a material nature.

9. None.

10. None.

12. None.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	3,319,858,912	3,462,877,031
3	Construction Work in Progress (107)	200-201	300,986,392	339,166,414
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		3,620,845,304	3,802,043,445
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,463,673,942	1,543,390,179
6	Net Utility Plant (Enter Total of line 4 less 5)		2,157,171,362	2,258,653,266
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		2,157,171,362	2,258,653,266
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		2,139,990	2,139,990
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)		337,405	184,108
15	(Less) Accum. Prov. for Depr. and Amort. (122)		63,361	63,361
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	5,000,000	5,000,000
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		490,000	490,000
21	Special Funds (125-128)		7,525,957	245
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		13,290,001	5,610,992
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		9,461,071	1,676,948
25	Special Deposits (132-134)		28,045	28,573
26	Working Fund (135)		66,065	70,550
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		-8,476,391	44,222,202
30	Other Accounts Receivable (143)		8,452,278	7,073,131
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		249,999	2,100,000
32	Notes Receivable from Associated Companies (145)		22,766,637	19,179,508
33	Accounts Receivable from Assoc. Companies (146)		0	0
34	Fuel Stock (151)	227	36,600,574	25,259,778
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	21,938,383	21,361,946
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	43,565	51,162
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	3,712,279	3,608,669
44	Gas Stored Underground - Current (164.1)		50,266,008	69,883,852
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		5,169,064	4,583,015
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		44,100	29,400
49	Rents Receivable (172)		159,641	202,268
50	Accrued Utility Revenues (173)		40,652,000	10,892,000
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	Derivative Instrument Assets (175)		85,530	646,963

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	Derivative Instrument Assets - Hedges (176)		0	0
54	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 53)		190,718,850	206,669,965
55	**DEFERRED DEBITS**			
56	Unamortized Debt Expenses (181)		6,531,855	8,468,295
57	Extraordinary Property Losses (182.1)	230	0	0
58	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
59	Other Regulatory Assets (182.3)	232	101,655,765	75,622,697
60	Prelim. Survey and Investigation Charges (Electric) (183)		345,300	277,444
61	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
62	Clearing Accounts (184)		4,610,825	0
63	Temporary Facilities (185)		0	0
64	Miscellaneous Deferred Debits (186)	233	67,543,813	88,310,488
65	Def. Losses from Disposition of Utility Plt. (187)		0	0
66	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
67	Unamortized Loss on Reaquired Debt (189)		18,842,728	21,333,037
68	Accumulated Deferred Income Taxes (190)	234	129,440,086	111,436,558
69	Unrecovered Purchased Gas Costs (191)		0	0
70	TOTAL Deferred Debits (Enter Total of lines 56 thru 69)		328,970,372	305,448,519
71	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,54,70)		2,692,290,575	2,778,522,732

Blank Page

Schedule Page: 110   Line No.: 29   Column: c

Negative balance reflects sale of accounts receivable from accounts 142 and 173 to LG&E Receivables LLC, an affiliated company. (See Note 1 of Notes to Financial Statements)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	425,170,424	425,170,424
3	Preferred Stock Issued (204)	250-251	96,519,300	71,519,300
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	40,005,699	40,005,699
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	2,208,416	2,208,416
11	Retained Earnings (215, 215.1, 216)	118-119	409,303,886	497,431,596
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	12,125	12,125
14	Accumulated Other Comprehensive Income (219)	122(a)(b)	-40,512,168	-38,111,678
15	TOTAL Proprietary Capital (Enter Total of lines 2 thru 14)		928,266,600	993,794,800
16	**LONG-TERM DEBT**			
17	Bonds (221)	256-257	616,904,000	574,304,000
18	(Less) Reaquired Bonds (222)	256-257	0	0
19	Advances from Associated Companies (223)	256-257	0	200,000,000
20	Other Long-Term Debt (224)	256-257	0	23,750,000
21	Unamortized Premium on Long-Term Debt (225)		0	0
22	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		0	0
23	TOTAL Long-Term Debt (Enter Total of lines 17 thru 22)		616,904,000	798,054,000
24	**OTHER NONCURRENT LIABILITIES**			
25	Obligations Under Capital Leases - Noncurrent (227)		0	0
26	Accumulated Provision for Property Insurance (228.1)		0	0
27	Accumulated Provision for Injuries and Damages (228.2)		0	0
28	Accumulated Provision for Pensions and Benefits (228.3)		62,092,102	66,123,394
29	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
30	Accumulated Provision for Rate Refunds (229)		0	0
31	Asset Retirement Obligations (230)		0	9,746,702
32	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 25 thru 31)		62,092,102	75,870,096
33	**CURRENT AND ACCRUED LIABILITIES**			
34	Notes Payable (231)		0	0
35	Accounts Payable (232)		264,659,046	173,345,189
36	Notes Payable to Associated Companies (233)		193,052,943	80,332,051
37	Accounts Payable to Associated Companies (234)		26,360,782	41,092,762
38	Customer Deposits (235)		9,735,472	10,493,203
39	Taxes Accrued (236)	262-263	1,439,302	18,608,000
40	Interest Accrued (237)		4,939,641	1,999,463
41	Dividends Declared (238)		1,057,279	433,842
42	Matured Long-Term Debt (239)		0	0
43	Matured Interest (240)		0	0
44	Tax Collections Payable (241)		972,332	1,085,023
45	Miscellaneous Current and Accrued Liabilities (242)		3,561,664	3,784,718

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	Obligations Under Capital Leases-Current (243)		0	0
47	Derivative Instrument Liabilities (244)		241,104	74,025
48	Derivative Instrument Liabilities - Hedges (245)		0	266,276
49	TOTAL Current & Accrued Liabilities (Enter Total of lines 34 thru 48)		506,019,565	331,514,552
50	**DEFERRED CREDITS**			
51	Customer Advances for Construction (252)		10,267,270	9,889,717
52	Accumulated Deferred Investment Tax Credits (255)	266-267	54,536,445	50,329,278
53	Deferred Gains from Disposition of Utility Plant (256)		0	0
54	Other Deferred Credits (253)	269	24,205,918	26,866,750
55	Other Regulatory Liabilities (254)	278	47,333,336	43,062,572
56	Unamortized Gain on Reaquired Debt (257)		0	0
57	Accumulated Deferred Income Taxes (281-283)	272-277	442,665,339	449,140,967
58	TOTAL Deferred Credits (Enter Total of lines 51 thru 57)		579,008,308	579,289,284
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68			0	0
69			0	0
70			0	0
71			0	0
72	TOTAL Liab and Other Credits (Enter Total of lines 15,23,32,49,58)		2,692,290,575	2,778,522,732

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 8, 10, and 11 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	1,093,520,775	1,003,734,388
3	Operating Expenses			
4	Operation Expenses (401)	320-323	727,470,280	650,856,343
5	Maintenance Expenses (402)	320-323	57,170,121	56,782,185
6	Depreciation Expense (403)	336-337	107,252,662	101,054,754
7	Depreciation Expense for Asset Retirement Costs (403.1)	336-337	117,311	
8	Amort. & Depl. of Utility Plant (404-405)	336-337	6,034,830	4,851,091
9	Amort. of Utility Plant Acq. Adj. (406)	336-337		
10	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
11	Amort. of Conversion Expenses (407)			
12	Regulatory Debits (407.3)			
13	(Less) Regulatory Credits (407.4)		6,014,913	
14	Taxes Other Than Income Taxes (408.1)	262-263	17,065,308	17,458,357
15	Income Taxes - Federal (409.1)	262-263	30,601,341	26,232,676
16	- Other (409.1)	262-263	11,007,708	8,082,759
17	Provision for Deferred Income Taxes (410.1)	234, 272-277	67,376,916	112,979,496
18	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	46,577,191	88,106,603
19	Investment Tax Credit Adj. - Net (411.4)	266	-4,207,167	-4,152,179
20	(Less) Gains from Disp. of Utility Plant (411.6)			
21	Losses from Disp. of Utility Plant (411.7)			
22	(Less) Gains from Disposition of Allowances (411.8)		223,921	216,947
23	Losses from Disposition of Allowances (411.9)			
24	Accretion Expense (411.10)		616,692	
25	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 24)		967,689,977	885,821,932
26	Net Util Oper Inc (Enter Tot line 2 less 25) Carry to Pg117,line 27		125,830,798	117,912,456

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.
7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.
8. Enter on page 123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.
9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.
10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 26, and report the information in the blank space on page 123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
768,187,509	736,041,233	325,333,266	267,693,155			2
						3
453,473,720	431,455,264	273,996,560	219,401,079			4
49,359,884	49,295,871	7,810,237	7,486,314			5
91,960,508	86,609,688	15,292,154	14,445,066			6
117,311						7
4,526,122	3,638,318	1,508,708	1,212,773			8
						9
						10
						11
						12
6,014,913						13
13,049,013	13,397,262	4,016,295	4,061,095			14
25,716,351	20,859,460	4,884,990	5,373,216			15
9,484,641	6,498,002	1,523,067	1,584,757			16
55,028,287	94,216,796	12,348,629	18,762,700			17
34,675,741	68,610,940	11,901,450	19,495,663			18
-4,008,756	-3,952,359	-198,411	-199,820			19
						20
						21
223,921	216,947					22
						23
616,692						24
658,409,198	633,190,415	309,280,779	252,631,517			25
109,778,311	102,850,818	16,052,487	15,061,638			26

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
27	Net Utility Operating Income (Carried forward from page 114)		125,830,798	117,912,456
28	Other Income and Deductions			
29	Other Income			
30	Nonutilty Operating Income			
31	Revenues From Merchandising, Jobbing and Contract Work (415)		549,763	659,567
32	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		1,082,212	1,686,452
33	Revenues From Nonutility Operations (417)		806,247	858,871
34	(Less) Expenses of Nonutility Operations (417.1)			
35	Nonoperating Rental Income (418)			
36	Equity in Earnings of Subsidiary Companies (418.1)	119		
37	Interest and Dividend Income (419)		-1,247,983	559,582
38	Allowance for Other Funds Used During Construction (419.1)			
39	Miscellaneous Nonoperating Income (421)		613,556	153,354
40	Gain on Disposition of Property (421.1)		248,297	420,547
41	TOTAL Other Income (Enter Total of lines 31 thru 40)		-112,332	965,469
42	Other Income Deductions			
43	Loss on Disposition of Property (421.2)			
44	Miscellaneous Amortization (425)	340		
45	Miscellaneous Income Deductions (426.1-426.5)	340	7,029,564	2,450,724
46	TOTAL Other Income Deductions (Total of lines 43 thru 45)		7,029,564	2,450,724
47	Taxes Applic. to Other Income and Deductions			
48	Taxes Other Than Income Taxes (408.2)	262-263	50,385	50,412
49	Income Taxes-Federal (409.2)	262-263	-4,830,389	-1,666,834
50	Income Taxes-Other (409.2)	262-263	-1,004,050	-430,076
51	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	1,251,332	461,496
52	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	1,410,648	720,550
53	Investment Tax Credit Adj.-Net (411.5)			
54	(Less) Investment Tax Credits (420)			
55	TOTAL Taxes on Other Income and Deduct. (Total of 48 thru 54)		-5,943,370	-2,305,552
56	Net Other Income and Deductions (Enter Total lines 41, 46, 55)		-1,198,526	820,297
57	Interest Charges			
58	Interest on Long-Term Debt (427)		20,888,744	24,540,537
59	Amort. of Debt Disc. and Expense (428)		320,480	418,580
60	Amortization of Loss on Reaquired Debt (428.1)		1,095,843	1,138,550
61	(Less) Amort. of Premium on Debt-Credit (429)			
62	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
63	Interest on Debt to Assoc. Companies (430)	340	6,783,662	2,175,713
64	Other Interest Expense (431)	340	1,549,187	1,527,841
65	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)			
66	Net Interest Charges (Enter Total of lines 58 thru 65)		30,637,916	29,801,221
67	Income Before Extraordinary Items (Total of lines 27, 56 and 66)		93,994,356	88,931,532
68	Extraordinary Items			
69	Extraordinary Income (434)			
70	(Less) Extraordinary Deductions (435)		5,280,910	
71	Net Extraordinary Items (Enter Total of line 69 less line 70)		-5,280,910	
72	Income Taxes-Federal and Other (409.3)	262-263	-2,131,508	
73	Extraordinary Items After Taxes (Enter Total of line 71 less line 72)		-3,149,402	
74	Net Income (Enter Total of lines 67 and 73)		90,844,954	88,931,532

Name of Respondent Louisville Gas and Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 114 Line No.: 2 Column: f

2002 Sales for Resale revenues restated ($22,449,318) due to a 2003 accounting change required by EITF 02-03, netting brokered purchases and brokered revenues.

Schedule Page: 114 Line No.: 4 Column: f

2002 Operating Expenses restated ($22,449,318) due to a 2003 accounting change required by EITF 02-03, netting brokered purchases and brokered revenues.

Schedule Page: 114 Line No.: 37 Column: c

Reallocation to affiliate companies of interest income recorded by LG&E.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		409,303,886
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		90,844,954
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	$25 PAR VALUE 5% CUMULATIVE - $1.25 PER SHARE		-1,075,369
25	WITHOUT PAR VALUE CUMULATIVE - $5.875 PER SHARE		-734,375
26	WITHOUT PAR VALUE AUCTION RATE CUMULATIVE		-907,500
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-2,717,244
30	Dividends Declared-Common Stock (Account 438)		
31			
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		497,431,596
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		497,431,596
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 118 Line No.: 1 Column: c

STATEMENT OF RETAINED EARNINGS FOR PREVIOUS YEAR

BALANCE - BEGINNING OF YEAR	$ 393,618,345
BALANCE TRANSFERRED FROM INCOME	88,931,532
DIVIDENDS DECLARED - PREFERRED STOCK (ACCT 437)	
$25 PAR VALUE 5% CUMULATIVE - $1.25 PER SHARE	(1,075,366)
WITHOUT PAR VALUE CUMULATIVE - $5.875 PER SHARE	(1,468,750)
WITHOUT PAR VALUE AUCTION RATE CUMULATIVE	(1,701,875)
TOTAL DIVIDENDS DECLARED - PREFERRED STOCK	(4,245,991)
DIVIDENDS DECLARED - COMMON STOCK	
WITHOUT PAR VALUE	(69,000,000)
TOTAL DIVIDENDS DECLARED - COMMON STOCK	(69,000,000)
BALANCE - END OF YEAR	$ 409,303,886

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	90,844,954
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	107,369,974
5	Amortization of	
6	Underground Storage Land Rights and Intangible Plant	6,034,830
7		
8	Deferred Income Taxes (Net)	24,479,156
9	Investment Tax Credit Adjustment (Net)	-4,207,167
10	Net (Increase) Decrease in Receivables	-16,154,728
11	Net (Increase) Decrease in Inventory	-7,597,001
12	Net (Increase) Decrease in Allowances Inventory	-7,597
13	Net Increase (Decrease) in Payables and Accrued Expenses	-61,160,683
14	Net (Increase) Decrease in Other Regulatory Assets	26,033,068
15	Net Increase (Decrease) in Other Regulatory Liabilities	-4,270,764
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other (provide details in footnote): Deprec. Chrgd. to Clearing Accts	2,121,605
19	(Increase) Decrease in Other Deferred Debits	-16,087,994
20	Increase (Decrease) in Other Deferred Credits	2,660,832
21	Other	13,190,724
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	163,249,209
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-190,523,337
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	-22,433,832
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other (provide details in footnote):	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-212,957,169
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	153,297
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.
5. Codes used:
(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.
6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other (provide details in footnote):	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-212,803,872
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	200,000,000
62	Preferred Stock	
63	Common Stock	
64	Other (provide details in footnote):	
65	Pollution Control Bonds	122,156,930
66	Net Increase in Short-Term Debt (c)	
67	Other (provide details in footnote):	
68	Sale of Investments	
69	Dividends on Preferred Stock	
70	Cash Provided by Outside Sources (Total 61 thru 69)	322,156,930
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-1,250,000
74	Preferred Stock	
75	Common Stock	
76	Other (provide details in footnote):	
77	Pollution Control Bonds	-170,600,000
78	Net Decrease in Short-Term Debt (c)	-112,720,892
79		
80	Dividends on Preferred Stock	-3,340,682
81	Dividends on Common Stock	
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	34,245,356
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-15,309,307
87		
88	Cash and Cash Equivalents at Beginning of Year	17,015,073
89		
90	Cash and Cash Equivalents at End of Year	1,705,766

Schedule Page: 120 Line No.: 2 Column: b

STATEMENT OF CASH FLOWS-PREVIOUS YEAR (2002)

Net Cash Flows from Operating Activities:	
Net Income (line 74 (d) on page 117)	$ 88,931,532
Noncash charges (credits) to Income:	
Depreciation and depletion	101,054,754
Underground storage land rights and intangible plant	4,851,091
Deferred income taxes (net)	15,082,464
Investment tax credit adjustment (net)	(4,152,179)
Net (increase) decrease in receivables	17,223,377
Net (increase) decrease in inventory	(15,048,593)
Net (increase) decrease in allowances inventory	5,049
Net increase (decrease)in payables and accrued expenses	10,061,484
Net (increase) decrease in other regulatory assets	33,115,009
Net increase (decrease) in other regulatory liabilities	(3,167,270)
Other: depreciation charged to clearing accounts	1,618,770
Net (increase)in other deferred debits	(13,216,856)
Net decrease in other deferred credits	(1,269,196)
Other	(25,739,227)
Net Cash Provided by Operating Activities	209,350,209
Cash Flows from Investment Activities:	
Gross additions to utility plant	(207,278,840)
Gross additions to common utility plant	(13,136,639)
Cash outflows for plant	(220,415,479)
Proceeds from disposal of noncurrent assets	411,853
Net Cash Provided by (Used in) Investing Activities	(220,003,626)
Cash Flows from Financing Activities:	
Proceeds from issuance of long-term debt	161,665,000
Net increase in short-term debt	98,856,250
Cash provided by outside sources	260,521,250
Payments for retirement of long-term debt	(161,665,000)
Dividends on preferred stock	(4,299,741)
Dividends on common stock	(69,000,000)
Net Cash Provided by Financing Activities	25,556,509
Net Increase (Decrease) in Cash and Cash Equivalents	14,903,092
Cash and Cash Equivalents at Beginning of Year	2,111,981
Cash and Cash Equivalents at End of Year	$ 17,015,073

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 120 Line No.: 90 Column: b

Includes Accounts 128 Other Special Funds, Account 131 Cash, and Account 134 Special Deposits.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

INDEX OF ABBREVIATIONS

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
Capital Corp.	LG&E Capital Corp.
Clean Air Act	The Clean Air Act, as amended in 1990
CCN	Certificate of Public Convenience and Necessity
CT	Combustion Turbines
CWIP	Construction Work in Progress
DSM	Demand Side Management
ECR	Environmental Cost Recovery
EEI	Electric Energy, Inc.
EITF	Emerging Issues Task Force Issue
E.ON	E.ON AG
EPA	U.S. Environmental Protection Agency
ESM	Earnings Sharing Mechanism
F	Fahrenheit
FAC	Fuel Adjustment Clause
FERC	Federal Energy Regulatory Commission
FGD	Flue Gas Desulfurization
FPA	Federal Power Act
FT and FT-A	Firm Transportation
GSC	Gas Supply Clause
IBEW	International Brotherhood of Electrical Workers
IMEA	Illinois Municipal Electric Agency
IMPA	Indiana Municipal Power Agency
Kentucky Commission	Kentucky Public Service Commission
KIUC	Kentucky Industrial Utility Consumers, Inc.
KU	Kentucky Utilities Company
KU Energy	KU Energy Corporation
KU R	KU Receivables LLC
kV	Kilovolts
Kva	Kilovolt-ampere
KW	Kilowatts
Kwh	Kilowatt hours
LEM	LG&E Energy Marketing Inc.
LG&E	Louisville Gas and Electric Company
LG&E Energy	LG&E Energy LLC (as successor to LG&E Energy Corp.)
LG&E R	LG&E Receivables LLC
LG&E Services	LG&E Energy Services Inc.
Mcf	Thousand Cubic Feet
MGP	Manufactured Gas Plant
MISO	Midwest Independent Transmission System Operator
Mmbtu	Million British thermal units
Moody's	Moody's Investor Services, Inc.
Mw	Megawatts
Mwh	Megawatt hours
NNS	No-Notice Service
NOPR	Notice of Proposed Rulemaking
NOx	Nitrogen Oxide
OATT	Open Access Transmission Tariff
OMU	Owensboro Municipal Utilities
OVEC	Ohio Valley Electric Corporation
PBR	Performance-Based Ratemaking
PJM	Pennsylvania, New Jersey, Maryland Interconnection

Powergen	Powergen Limited (formerly Powergen plc)
PUHCA	Public Utility Holding Company Act of 1935
ROE	Return on Equity
RTO	Regional Transmission Organization
S&P	Standard & Poor's Rating Services
SCR	Selective Catalytic Reduction
SEC	Securities and Exchange Commission
SERP	Supplemental Employee Retirement Plan
SFAS	Statement of Financial Accounting Standards
SIP	State Implementation Plan
SMD	Standard Market Design
SO_2	Sulfur Dioxide
Tennessee Gas	Tennessee Gas Pipeline Company
Texas Gas	Texas Gas Transmission LLC
TRA	Tennessee Regulatory Authority
Trimble County	LG&E's Trimble County Unit 1
USWA	United Steelworkers of America
Utility Operations	Operations of LG&E and KU
VDT	Value Delivery Team Process
Virginia Commission	Virginia State Corporation Commission
Virginia Staff	Virginia State Corporation Commission Staff
WNA	Weather Normalization Adjustment

Note 1 - Summary of Significant Accounting Policies

LG&E, a subsidiary of LG&E Energy and an indirect subsidiary of E.ON, is a regulated public utility engaged in the generation, transmission, distribution, and sale of electric energy and the storage, distribution, and sale of natural gas in Louisville and adjacent areas in Kentucky. LG&E Energy is a registered public utility holding company with wholly owned subsidiaries including LG&E, KU, Capital Corp., LEM, and LG&E Services. All of LG&E's common stock is held by LG&E Energy. LG&E has one wholly owned consolidated subsidiary, LG&E R. The consolidated financial statements include the accounts of LG&E and LG&E R with the elimination of intercompany accounts and transactions.

On December 11, 2000, LG&E Energy was acquired by Powergen. On July 1, 2002, E.ON, a German company, completed its acquisition of Powergen plc (now Powergen Limited). E.ON had announced its pre-conditional cash offer of £5.1 billion ($7.3 billion) for Powergen on April 9, 2001. E.ON and Powergen are registered public utility holding companies under PUHCA.

No costs associated with the E.ON purchase of Powergen or the Powergen purchase of LG&E Energy nor any effects of purchase accounting have been reflected in the financial statements of LG&E.

Effective December 30, 2003, LG&E Energy LLC became the successor, by assignment and subsequent merger, to all assets and liabilities of LG&E Energy Corp.

Certain reclassification entries have been made to the previous years' financial statements to conform to the 2003 presentation with no impact on the balance sheet net assets or previously reported income.

Presentation. The accompanying financial statements are prepared on the regulatory basis of accounting in accordance with the requirements of FERC, which is a comprehensive basis of accounting other than generally accepted accounting principles. This basis of accounting reflects the accounting and ratemaking treatment authorized by FERC and the Kentucky Commission in LG&E's historical rate proceedings.

Regulatory Accounting. Accounting for the regulated utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by FERC and the Kentucky Commission. LG&E is subject to SFAS No. 71,

Accounting for the Effects of Certain Types of Regulation, under which certain costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery from customers in future rates. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory liabilities based on expected return to customers in future rates. LG&E's current or expected recovery of deferred costs and expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item. See Note 3 for additional detail regarding regulatory assets and liabilities.

Utility Plant. LG&E's utility plant is stated at original cost, which includes payroll-related costs such as taxes, fringe benefits, and administrative and general costs. Construction work in progress has been included in the rate base for determining retail customer rates. LG&E has not recorded any allowance for funds used during construction.

The cost of plant retired or disposed of in the normal course of business is deducted from plant accounts and such cost, plus removal expense less salvage value, is charged to the reserve for depreciation. When complete operating units are disposed of, appropriate adjustments are made to the reserve for depreciation and gains and losses, if any, are recognized.

Depreciation and Amortization. Depreciation is provided on the straight-line method over the estimated service lives of depreciable plant. The amounts provided were approximately 3.3% in 2003 (2.9% electric, 2.8% gas, and 9.4% common); 3.1% in 2002 (2.9% electric, 2.8% gas and 6.6% common); and 3.0% for 2001 (2.9% electric, 2.9% gas and 5.7% common), of average depreciable plant. Of the amount provided for depreciation, at December 31, 2003, approximately 0.4% electric, 0.8% gas and 0.1% common were related to the retirement, removal and disposal costs of long lived assets.

Cash and Temporary Cash Investments. LG&E considers all debt instruments purchased with a maturity of three months or less to be cash equivalents. Temporary cash investments are carried at cost, which approximates fair value.

Fuel Inventory. Fuel inventories of $25.3 million and $36.6 million at December 31, 2003, and 2002, respectively, are included in Fuel in the balance sheet. The inventory is accounted for using the average-cost method.

Gas Stored Underground. Gas inventories of $69.9 million and $50.3 million at December 31, 2003, and 2002, respectively, are included in Gas stored underground in the balance sheet. The inventory is accounted for using the average-cost method.

Other Materials and Supplies. Non-fuel materials and supplies of $25.0 million and $25.7 million at December 31, 2003 and 2002, respectively, are accounted for using the average-cost method.

Financial Instruments. LG&E uses over-the-counter interest-rate swap agreements to hedge its exposure to fluctuations in the interest rates it pays on variable-rate debt. Gains and losses on interest-rate swaps used to hedge interest rate risk are reflected in other comprehensive income. LG&E uses sales of market-traded electric forward contracts for periods less than one year to hedge the price volatility of its forecasted peak electric off-system sales. Gains and losses resulting from ineffectiveness are shown in other income (expense) and to the extent that the hedging relationship has been effective, gains and losses are reflected in other comprehensive income. See Note 4 - Financial Instruments.

Unamortized Debt Expense. Debt expense is capitalized in deferred debits and amortized over the lives of the related bond issues, consistent with regulatory practices.

Deferred Income Taxes. Deferred income taxes are recognized at currently enacted tax rates for all material temporary differences between the financial reporting and income tax basis of assets and liabilities.

Investment Tax Credits. Investment tax credits resulted from provisions of the tax law that permitted a reduction of LG&E's tax liability based on credits for certain construction expenditures. Deferred investment tax credits are being amortized to income over the estimated lives of the related property that gave rise to the credits.

Revenue Recognition. Revenues are recorded based on service rendered to customers through month-end. LG&E accrues an estimate for unbilled revenues from each meter reading date to the end of the accounting period based on allocating the daily system net deliveries between billed volumes and unbilled volumes. The allocation is based on a daily ratio of the number of meter reading cycles remaining in the month to the total number of meter reading cycles in each month. Each day's ratio is then multiplied by each day's system net deliveries to determine an estimated billed and unbilled volume for each day of the accounting period. The unbilled revenue estimates included in accounts receivable were approximately $50.8 million and $40.7 million at December 31, 2003 and 2002, respectively.

Allowance for Doubtful Accounts. At December 31, 2003 and 2002, the LG&E allowance for doubtful accounts was $3.5 million and $2.1 million, respectively. The allowance is based on the ratio of the amounts charged-off during the last twelve months to the retail revenues billed over the same period multiplied by the retail revenues billed over the last four months. Accounts with no payment activity are charged-off after four months.

Fuel and Gas Costs. The cost of fuel for electric generation is charged to expense as used, and the cost of gas supply is charged to expense as delivered to the distribution system. LG&E implemented a Kentucky Commission-approved performance-based ratemaking mechanism related to gas procurement and off-system gas sales activity. See Note 3, Rates and Regulatory Matters.

Management's Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent items at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accrued liabilities, including legal and environmental, are recorded when they are reasonable and estimable. Actual results could differ from those estimates. See Note 11, Commitments and Contingencies, for a further discussion.

New Accounting Pronouncements. The following accounting pronouncements were implemented by LG&E in 2003:

SFAS No. 143, *Accounting for Asset Retirement Obligations* was issued in 2001. SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

The effective implementation date for SFAS No. 143 was January 1, 2003. Management has calculated the impact of SFAS No. 143 and FERC Final Order No. 631 issued in Docket No. RM02-7, *Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations*. The Company evaluated the impact of SFAS 143 from both a legal and operations perspective, reviewing applicable laws and regulations affecting the industry, contracts, permits, certificates of need and right of way agreements, to determine if legal obligations existed. The fair value of future removal obligations was calculated based on the Company's engineering estimates, costs expended for similar retirements and third party estimates at current market prices inflated at a rate of 2.31% per year to the expected retirement date of the asset. The future removal obligations were then discounted to their net present value at the original asset in-service date based on a discount rate of 6.61%. ARO assets equal to the net present value were recorded on the Company's books at implementation. An amount equal to the net present value plus the accretion the Company would have accrued had the standard been in effect at the original in-service date was also recorded on the Company's books as an ARO liability at implementation. Additionally, the Company contracted with an independent consultant to quantify the cost of removal included in its accumulated depreciation under regulatory accounting practices.

As of January 1, 2003, LG&E recorded asset retirement obligation (ARO) assets in the amount of $4.6 million and liabilities in the amount of $9.3 million. LG&E also recorded a cumulative effect adjustment in the amount of $5.3 million to reflect the accumulated depreciation and accretion of ARO assets at the transition date less amounts previously accrued under regulatory depreciation. LG&E recorded offsetting regulatory assets of $5.3 million, pursuant to regulatory treatment prescribed under SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*. Also pursuant to SFAS No. 71, LG&E recorded regulatory liabilities in the amount of $0.1 million offsetting removal costs previously accrued under regulatory accounting in excess of amounts allowed under SFAS No. 143.

Had SFAS No. 143 been in effect for the 2002 reporting period, LG&E would have established asset retirement obligations as described in the following table:

(in thousands)	
Provision at January 1, 2002	$8,752
Accretion expense	578
Provision at December 31, 2002	$9,330

As of December 31, 2003, LG&E recorded ARO assets, net of accumulated depreciation, of $4.5 million and liabilities of $9.7 million. LG&E recorded regulatory assets of $6.0 million and regulatory liabilities of $0.1 million.

For the year ended December 31, 2003, LG&E recorded ARO accretion expense of approximately $0.6 million, ARO depreciation expense of $0.1 million and an offsetting regulatory credit in the income statement of $0.7 million, pursuant to regulatory treatment prescribed under SFAS No. 71. Approximately $0.2 million of removal costs were incurred and charged against the ARO liability during 2003. SFAS No. 143 has no impact on the results of the operation of LG&E.

LG&E AROs are primarily related to final retirement of assets associated with generating units. For assets associated with AROs the removal cost accrued through depreciation under regulatory accounting is established as a regulatory asset or liability pursuant to regulatory treatment prescribed under SFAS No. 71. For the year ended December 31, 2003, LG&E recorded approximately $25,000 of depreciation expense related to the cost of removal of ARO related assets. An offsetting regulatory liability was established pursuant to regulatory treatment prescribed under SFAS No. 71.

LG&E transmission and distribution lines largely operate under perpetual property easement agreements which do not generally require restoration upon removal of the property. Therefore, under SFAS No. 143, no material asset retirement obligations are recorded for transmission and distribution assets.

LG&E adopted EITF No. 98-10, *Accounting for Energy Trading and Risk Management Activities,* effective January 1, 1999. This pronouncement required that energy trading contracts be marked to market on the balance sheet, with the gains and losses shown net in the income statement. Effective January 1, 2003, LG&E adopted EITF No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.* EITF No. 02-03 established the following:

- Rescinded EITF No. 98-10,
- Contracts that do not meet the definition of a derivative under SFAS No. 133 should not be marked to fair market value, and
- Revenues should be shown in the income statement net of costs associated with trading activities, whether or not the trades are physically settled.

With the rescission of EITF No. 98-10, energy trading contracts that do not also meet the definition of a derivative under SFAS No. 133 must be accounted for as executory contracts. Contracts previously recorded at fair value under EITF No. 98-10 that are not also derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* must be restated to historical cost through a cumulative effect adjustment. The rescission of this standard had no impact on financial position or results of operations of LG&E since all forward and option contracts marked to market under EITF No. 98-10 were also within the scope of SFAS No. 133.

As a result of EITF No. 02-03, LG&E has netted the power purchased expense for trading activities against electric operating revenue to reflect this accounting change. LG&E applied this guidance to all prior periods, which had no impact on previously reported net income or common equity.

(in thousands)	2002	2001
Gross operating revenues	$1,026,184	$ 996,700
Less costs reclassified from power purchased	22,449	32,153
Net operating revenues reported	$1,003,735	$ 964,547
Gross power purchased	$ 84,330	$ 81,475
Less costs reclassified to revenues	22,449	32,153
Net power purchased reported	$ 61,881	$ 49,322

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 was effective immediately for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for interim reporting periods beginning after June 15, 2003, except for certain instruments and certain entities which have been deferred by the FASB. Such deferrals do not affect LG&E.

LG&E has existing $5.875 series mandatorily redeemable preferred stock outstanding having a current redemption price of $100 per share. The preferred stock has a sinking fund requirement sufficient to retire a minimum of 12,500 shares on July 15 of each year commencing with July 15, 2003, and the remaining 187,500 shares on July 15, 2008 at $100 per share. LG&E redeemed 12,500 shares in accordance with these provisions on July 15, 2003, leaving 237,500 shares currently outstanding. Beginning with the three months ended September 30, 2003, LG&E reclassified its $5.875 series preferred stock as long-term debt with the minimum shares mandatorily redeemable within one year classified as current. Dividends accrued beginning July 1, 2003 are charged as interest expense.

In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must have been applied for the first interim or annual period beginning after June 15, 2003.

In December 2003, FIN 46 was revised, delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than special purpose entities, the revised FIN 46 (FIN 46R) is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 was applicable, however, for all special purpose entities created prior to February 1, 2003, at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity's relationship with variable interest entities.

LG&E has no special purpose entities that fall within the scope of FIN 46R. LG&E continues to evaluate the impact that FIN 46R may have on its financial position and results of operations.

Note 2 – Mergers and Acquisitions

On July 1, 2002, E.ON completed its acquisition of Powergen, including LG&E Energy, for approximately £5.1 billion ($7.3 billion). As a result of the acquisition, LG&E Energy became a wholly owned subsidiary (through Powergen) of E.ON and, as a result, LG&E also became an indirect subsidiary of E.ON. LG&E has continued its separate identity and serves customers in Kentucky under its existing name. The preferred stock and debt securities of LG&E were not affected by this transaction and the utilities continue to file SEC reports. Following the acquisition, E.ON became, and Powergen remained, a registered holding company under PUHCA. LG&E, as a subsidiary of a registered holding company, is subject to additional regulations under PUHCA. As contemplated in their regulatory filings in connection with the E.ON acquisition, E.ON, Powergen and LG&E Energy completed an administrative reorganization to move the LG&E Energy group from an indirect Powergen subsidiary to an indirect E.ON subsidiary. This reorganization was effective in March 2003. In early 2004, LG&E Energy commenced direct reporting arrangements to E.ON.

LG&E Energy and KU Energy merged on May 4, 1998, with LG&E Energy as the surviving corporation. Management accounted for the merger as a pooling of interests and as a tax-free reorganization under the Internal Revenue Code. Following the acquisition, LG&E has continued to maintain its separate corporate identity and serve customers under its present name.

Note 3 - Rates and Regulatory Matters

The following regulatory assets and liabilities were included in LG&E's balance sheets as of December 31:

(in thousands)	2003	2002
VDT Costs	$ 67,810	$ 98,044
Deferred income taxes	1,798	1,797
LG&E/KU merger costs	-	1,815
ARO	6,015	-
Total regulatory assets	$75,623	$101,656
Deferred income taxes	$(42,978)	$(47,333)
ARO	(85)	-
Total regulatory liabilities	$(43,063)	$(47,333)

LG&E earns a current return on all regulatory assets except for the ARO regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset, and ARO liability at the time the underlying asset is retired.

Kentucky Commission Settlement Order - VDT Costs, ESM and Depreciation. During the first quarter of 2001, LG&E recorded a $144 million charge for a workforce reduction program. Primary components of the charge were separation benefits, enhanced early retirement benefits, and healthcare benefits. The result of this workforce reduction was the elimination of approximately 700 positions, accomplished primarily through a voluntary enhanced severance program.

In June 2001, LG&E filed an application (VDT case) with the Kentucky Commission to create a regulatory asset relating to these first quarter 2001 charges. The application requested permission to amortize these costs over a four-year period. The Kentucky Commission also opened a case to review a new depreciation study and resulting depreciation rates implemented in 2001.

LG&E reached a settlement in the VDT case as well as other cases involving the depreciation rates and ESM with all intervening parties. The settlement agreement was approved by a Kentucky Commission order in December 2001. The order allowed LG&E to set up a regulatory asset of $141 million for the workforce reduction costs and begin amortizing these costs over a five-year period starting in April 2001. The first quarter 2001 charge of $144 million represented all employees who had accepted a voluntary enhanced severance program. Some employees rescinded their participation in the voluntary enhanced severance program, thereby decreasing the original charge to the regulatory asset from $144 million to $141 million. The settlement reduces revenues approximately $26 million through a surcredit on bills to ratepayers over the same five-year period. The surcredit represents net savings stipulated by LG&E. The agreement also established LG&E's new depreciation rates in effect December 2001, retroactive to January 2001. The new depreciation rates decreased depreciation expense by $5.6 million in 2001.

PUHCA. Following the purchases of LG&E Energy by Powergen and Powergen by E.ON, Powergen and E.ON became registered holding companies under PUHCA. As a result, E.ON, its utility subsidiaries, including LG&E, and certain of its non-utility subsidiaries are subject to extensive regulation by the SEC under PUHCA with respect to issuances and sales of securities, acquisitions and sales of certain utility properties, and intra-system sales of certain goods and services. In addition, PUHCA generally limits the ability of registered holding companies to acquire additional public utility systems and to acquire and retain businesses unrelated to the utility operations of the holding company. LG&E believes that it has adequate authority (including financing authority) under existing SEC orders and regulations to conduct its business. LG&E will seek additional authorization when necessary.

ECR. In June 2000, the Kentucky Commission approved LG&E's application for a CCN to construct up to three SCR NOx reduction facilities. The construction and subsequent operation of the SCRs is intended to reduce NOx emission levels to meet the EPA's mandated NOx emission level of 0.15 lbs./ Mmbtu by May 2004. In its order, the Kentucky Commission ruled that LG&E's proposed plan for construction was "reasonable, cost-effective and will not result in the wasteful duplication of facilities." In October 2000, LG&E filed an application with the Kentucky Commission to amend its Environmental Compliance Plan to reflect the addition of the proposed NOx reduction technology projects and to amend its ECR Tariff to include an overall rate of return on capital investments. Approval of LG&E's application in April 2001 allowed LG&E to begin to recover the costs associated with these new projects, subject to Kentucky Commission oversight during normal six-month and two-year reviews.

In May 2002, the Kentucky Commission initiated a periodic two-year review of LG&E's environmental surcharge. The review included the operation of the surcharge mechanism, determination of the appropriateness of costs included in the surcharge mechanism, recalculation of the cost of debt to reflect actual costs for the period under review, final determination of the amount of environmental revenues over-collected from customers, and a final determination of the amount of environmental costs and revenues to be "rolled-in" to base rates. A final order was issued in October 2002, in which LG&E was ordered to refund $0.3 million to customers over the four month period beginning November 2002 and ending February 2003. Additionally, LG&E was ordered to roll $4.1 million into base rates and make corresponding adjustments to the monthly environmental surcharge filings to reflect that portion of environmental rate base now included in base rates going forward.

In August 2002, LG&E filed an application with the Kentucky Commission to amend its compliance plan to allow recovery of the cost of new and additional environmental compliance facilities. The estimated capital cost of the additional facilities is $71.1 million. A final order was issued in February 2003. The final order approved recovery of four new environmental compliance facilities totaling $43.1 million. A fifth project, expansion of the landfill facility at the Mill Creek Station, was denied without prejudice with an invitation to reapply for recovery when required construction permits are approved. Cost recovery through the environmental surcharge of the four approved projects commenced with bills rendered in April 2003.

In January 2003, the Kentucky Commission initiated a six-month review of LG&E's environmental surcharge. A final order was issued in April 2003, in which LG&E was ordered to refund $2.9 million it had previously over-collected from customers. In July 2003, the Kentucky Commission initiated a two-year review of LG&E's environmental surcharge. A final order was issued in December 2003 in which LG&E was ordered to roll $15.2 million of environmental assets into base rates and make corresponding adjustments to the monthly environmental surcharge filings to reflect that portion of environmental rate base now included in base rates on a going-forward basis. Additionally, LG&E was ordered to collect $0.2 million to correct for amounts under-collected from customers. The rates of return for LG&E's 1995 and post-1995 plans were reset to 3.32% and 10.92%, respectively.

ESM. LG&E's electric rates are subject to an ESM. The ESM, initially in place for three years beginning in 2000, sets an upper and lower point for rate of return on equity, whereby if LG&E's rate of return for the calendar year falls within the range of 10.5% to 12.5%, no action is necessary. If earnings are above the upper limit, the excess earnings are shared 40% with ratepayers and 60% with shareholders; if earnings are below the lower limit, the earnings deficiency is recovered 40% from ratepayers and 60% from shareholders. By order of the Kentucky Commission, rate changes prompted by the ESM filing go into effect in April of each year subject to a balancing adjustment in successive periods.

In November 2002, LG&E filed a revised ESM tariff which proposed continuance of the existing ESM through December 2005. In addition, the Kentucky Commission initiated a focused management audit to review the ESM plan and reassess its reasonableness, and recently concluded discovery in the case. LG&E and interested parties had the opportunity to provide recommendations for modification and continuance of the ESM or other forms of alternative or incentive regulation. Continuance of the ESM is still being deliberated by the Kentucky Commission and a final order is not expected until the second quarter. The ESM tariff remains in effect pending the resolution of the case.

LG&E made its third ESM filing in February 2003 for the calendar year 2002 reporting period. LG&E is in the process of recovering $13.6 million from customers for the 2002 reporting period. LG&E estimated that the rate of return will fall below the lower limit, subject to Kentucky Commission approval, for the year ended December 31, 2003. The 2003 financial statements include an accrual to reflect the earnings deficiency of $8.9 million to be recovered from customers commencing in April 2004.

DSM. LG&E's rates contain a DSM provision. The provision includes a rate mechanism that provides concurrent recovery of DSM costs and provides an incentive for implementing DSM programs. This provision allowed LG&E to recover revenues from lost sales associated with the DSM programs. In May 2001, the Kentucky Commission approved LG&E's plan to continue DSM programs. This plan called for the expansion of the DSM programs into the service territory served by KU and proposed a mechanism to recover revenues from lost sales associated with DSM programs based on program plan engineering estimates and post-implementation evaluation.

Gas Supply Cost PBR Mechanism. Since November 1, 1997, LG&E has operated under an experimental PBR mechanism related to its gas procurement activities. For each of the last five years, LG&E's rates have been adjusted to recover its portion of the savings (or expenses) incurred during each of the five 12-month periods beginning November 1 and ending October 31. Since its implementation on November 1, 1997, through October 31, 2003, LG&E has achieved $51.7 million in savings. Of that total savings amount, LG&E's portion has been $20.5 million and the ratepayers' portion has been $31.2 million. Pursuant to the extension of LG&E gas supply cost PBR mechanism effective November 1, 2001, the sharing mechanism under PBR requires savings (and expenses) to be shared 25% with shareholders and 75% with ratepayers up to 4.5% of the benchmarked gas costs. Savings (and expenses) in excess of 4.5% of the benchmarked gas costs are shared 50% with shareholders and 50% with ratepayers. LG&E is obligated to file a report and assessment with the Kentucky Commission by December 31, 2004, seeking an extension or modification of the mechanism.

FAC. LG&E employs an FAC mechanism, which under Kentucky law allows LG&E to recover from customers the actual fuel costs associated with retail electric sales. In February 1999, LG&E received orders from the Kentucky Commission requiring a refund to retail electric customers of approximately $3.9 million resulting from reviews of the FAC from November 1994 through April 1998. While legal challenges to the Kentucky Commission order were pending, a comprehensive settlement was reached by all parties and approved by the Kentucky Commission in May 2002. Thereunder, LG&E agreed to credit its fuel clause in the amount of $0.7 million (such credit provided over the course of June and July 2002), and the parties agreed on a prospective interpretation of the state's FAC regulation to ensure consistent and mutually acceptable application going forward.

In January 2003, the Kentucky Commission reviewed KU's FAC for the six-month period ending October 2002 and, as part of the Order in that case, required that an independent audit be conducted to examine operational and management aspects of both KU's and LG&E's fuel procurement functions. The final report was issued in February 2004. The report's recommendations related to documentation and process improvements will be addressed with the Kentucky Commission staff as Management Audit Action Plans are developed in the second quarter of 2004.

The Kentucky Commission requires public hearings at six-month intervals to examine past fuel adjustments, and at two-year intervals to review past operations of the fuel clause and transfer of the then current fuel adjustment charge or credit to the base charges. No significant issues have been identified as a result of these reviews.

Electric and Gas Rate Cases. In December 2003, LG&E filed applications with the Kentucky Commission requesting adjustments in LG&E's electric and gas rates. LG&E asked for general adjustments in electric and gas rates based on the twelve month test year ended September 30, 2003. The revenue increases requested were $63.8 million for electric and $19.1 million for gas. The Kentucky Commission has suspended the effective date of the proposed new tariffs for five months, so that the rates may go into effect subject to refund by July 1, 2004. The Kentucky Commission established a procedural schedule for the cases pertaining to discovery and hearings. Hearings will be held in May 2004. LG&E expects the Kentucky Commission to issue orders in the cases before new rates go into effect July 1, 2004.

Wholesale Natural Gas Prices. On September 12, 2000, the Kentucky Commission issued an order establishing Administrative Case No. 384 – "An Investigation of Increasing Wholesale Natural Gas Prices and the Impacts of Such Increase on the Retail Customers Served by Kentucky's Jurisdictional Natural Gas Distribution Companies".

Subsequent to this investigation, the Kentucky Commission issued an order on July 17, 2001, encouraging the natural gas distribution companies in Kentucky to take various actions, among them to propose a natural gas hedge plan, consider performance-based ratemaking mechanisms, and to increase the use of storage.

In April 2003, in Case No. 2003-00149, LG&E proposed a hedge plan for the 2003/2004 winter heating season with two alternatives, the first relying upon LG&E's storage and the second relying upon a combination of LG&E's storage and financial hedge instruments. In July 2003, the Kentucky Commission approved LG&E's first alternative which relies upon storage to mitigate the price volatility to which customers might otherwise be exposed. The Kentucky Commission validated the effectiveness of storage to mitigate potential volatility associated with high winter gas prices by approving this natural gas hedge plan.

Kentucky Commission Administrative Case for Affiliate Transactions. In December 1997, the Kentucky Commission opened Administrative Case No. 369 to consider Kentucky Commission policy regarding cost allocations, affiliate transactions and codes of conduct governing the relationship between utilities and their non-utility operations and affiliates. The Kentucky Commission intended to address two major areas in the proceedings: the tools and conditions needed to prevent cost shifting and cross-subsidization between regulated and non-utility operations; and whether a code of conduct should be established to assure that non-utility segments of the holding company are not engaged in practices that could result in unfair competition caused by cost shifting from the non-utility affiliate to the utility. In early 2000, the Kentucky General Assembly enacted legislation, House Bill 897, which authorized the Kentucky Commission to require utilities that provide nonregulated activities to keep separate accounts and allocate costs in accordance with procedures established by the Kentucky Commission. In the same bill, the General Assembly set forth provisions to govern a utility's activities related to the sharing of information, databases, and resources between its employees or an affiliate involved in the marketing or the provision of nonregulated activities and its employees or an affiliate involved in the provision of regulated services. The legislation became law in July 2000 and LG&E has been operating pursuant thereto since that time. In February 2001, the Kentucky Commission published notice of its intent to promulgate new administrative regulations under the auspices of this new law. This effort is still on-going.

Kentucky Commission Administrative Case for System Adequacy. In June 2001, Kentucky's Governor issued Executive Order 2001-771, which directed the Kentucky Commission to review and study issues relating to the need for and development of new electric generating capacity in Kentucky. In response to that Executive Order, the Kentucky Commission opened Administrative Case No. 387 to review the adequacy of Kentucky's generation capacity and transmission system. Specifically, the items reviewed were the appropriate level of reliance on purchased power, the appropriate reserve margins to meet existing and future electric demand, the impact of spikes in natural gas prices on electric utility planning strategies, and the adequacy of Kentucky's electric transmission facilities. In December 2001, the Kentucky Commission issued an order in which it noted that LG&E is responsibly addressing the long-term supply needs of native load customers and that current reserve margins are appropriate. However, due to the rapid pace of change in the industry, the order also requires LG&E to provide an annual assessment of supply resources, future demand, reserve margin, and the need for new resources.

Regarding the transmission system, the Kentucky Commission concluded that the transmission system within Kentucky can reliably serve native load and a significant portion of the proposed new unregulated power plants. However, it will not be able to handle the volume of transactions envisioned by FERC without future upgrades, the costs of which should be borne by those for whom the upgrades are required.

The Kentucky Commission pledged to continue to monitor all relevant issues and advocate Kentucky's interests at all opportunities.

FERC SMD NOPR. On July 31, 2002, FERC issued a NOPR in Docket No. RM01-12-000 which would substantially alter the regulations governing the nation's wholesale electricity markets by establishing a common set of rules, defined as SMD. The SMD NOPR would require each public utility that owns, operates, or controls interstate transmission facilities to become an Independent Transmission Provider (ITP), belong to an RTO that is an ITP, or contract with an ITP for operation of its transmission assets. It would also establish a standardized congestion management system, real-time and day-ahead energy markets, and a single transmission service for network and point-to-point transmission customers. Review of the proposed rulemaking is underway and no timeframe has been established by the FERC for adoption of a final rule. While it is expected that the SMD final rule will affect LG&E revenues and expenses, the specific impact of the rulemaking is not known at this time.

MISO. LG&E and KU are founding members of the MISO. Membership was obtained in 1998 in response to and consistent with federal policy initiatives. In February 2002, LG&E and KU turned over operational control of their high voltage transmission facilities (100kV and above) to the MISO. The MISO currently controls over 100,000 miles of transmission over 1.1 million square miles located in the northern Midwest between Manitoba, Canada and Kentucky. In September 2002, FERC granted a 12.88% ROE on transmission facilities for LG&E, KU and the rest of the MISO owners.

In October 2001, the FERC issued an order requiring that the bundled retail load and grandfathered wholesale load of each member transmission owner be included in the current calculation of the MISO's "cost-adder," the Schedule 10 charges designed to recover the MISO's costs of operation, including start-up capital (debt) costs. LG&E and KU, along with several other transmission owners, opposed the FERC's ruling on this matter. The opposition was rejected by the FERC in 2002. Later that year, the MISO's transmission owners, appealed the FERC's decision to the United States Court of Appeals for the District of Columbia Circuit. In response in November 2002, the FERC requested that the Court issue a partial remand of its challenged orders to allow the FERC to revisit certain issues, and requested that the case be held in abeyance pending the agency's resolution of such issues. The Court granted the FERC's petition in December 2002. In February 2003, FERC issued an order reaffirming its position concerning the calculation of the Schedule 10 charges and in July 2003 denied a rehearing. LG&E and KU, along with several other transmission owners, have again petitioned the District Court of Columbia Circuit for review. This case is currently pending.

As a separate matter, MISO, its transmission owners and other interested industry segments reached a settlement in mid-2002 regarding the level of cost responsibility properly borne by bundled and grandfathered load under these FERC rulings (such settlement expressly not prejudicing the transmission owners' and LG&E's right to challenge the FERC's ruling imposing cost responsibility on bundled loads in the first instance). In February 2003, FERC accepted a partial settlement between MISO and the transmission owners. FERC did not accept the only contested section of the settlement, which would have allowed the transmission owners to immediately treat unrecoverable Schedule 10 charges as regulatory assets. FERC will consider allowing regulatory asset treatment of unrecoverable Schedule 10 charges on a case-by-case basis.

The MISO plans to implement a congestion management system in December 2004, in compliance with FERC Order 2000. This system will be similar to the Locational Marginal Pricing (LMP) system currently used by the PJM RTO and contemplated in FERC's SMD NOPR, currently being discussed. The MISO filed with FERC a mechanism for recovery of costs for the congestion management system. They proposed the addition of two new Schedules, 16 and 17. Schedule 16 is the MISO's cost recovery mechanism for the Financial Transmission Rights Administrative Service it will provide. Schedule 17 is the MISO's mechanism for recovering costs it will incur for providing Energy Marketing Support Administrative Service. The MISO transmission owners, including LG&E and KU, have objected to the allocation of costs among market participants and retail native load. A hearing at FERC has been completed, but a ruling has not been issued.

The Kentucky Commission opened an investigation into LG&E's and KU's membership in MISO in July 2003. The Kentucky Commission directed LG&E and KU to file testimony addressing the costs and benefits of MISO membership both currently and over the next five years and other legal issues surrounding continued membership. LG&E and KU engaged an independent third party to conduct a cost benefit analysis on this issue. The information was filed with the Kentucky Commission in September 2003. The analysis and testimony supported the exit from MISO, under certain conditions. The MISO filed its own testimony and cost benefit analysis in December 2003. A final Kentucky Commission order is expected in the second quarter of 2004.

ARO. In 2003, LG&E recorded $6.0 million in regulatory assets and $0.1 million in regulatory liabilities related to SFAS No. 143, *Accounting for Asset Retirement Obligations.*

Merger Surcredit. As part of the LG&E Energy merger with KU Energy in 1998, LG&E Energy estimated non-fuel savings over a ten-year period following the merger. Costs to achieve these savings for LG&E of $50.2 million were recorded in the second quarter of 1998, $18.1 million of which was deferred and amortized over a five-year period pursuant to regulatory orders. Primary components of the merger costs were separation benefits, relocation costs, and transaction fees, the majority of which were paid by December 31, 1998. LG&E expensed the remaining costs associated with the merger ($32.1 million) in the second quarter of 1998.

In approving the merger, the Kentucky Commission adopted LG&E's proposal to reduce its retail customers' bills based on one-half of the estimated merger-related savings, net of deferred and amortized amounts, over a five-year period. The surcredit mechanism provides that 50% of the net non-fuel cost savings estimated to be achieved from the merger be provided to ratepayers through a monthly bill credit, and 50% be retained by LG&E and KU, over a five-year period. The surcredit was allocated 53% to KU and 47% to LG&E. In that same order, the Commission required LG&E and KU, after the end of the five-year period, to present a plan for sharing with ratepayers the then-projected non-fuel savings associated with the merger. The Companies submitted this filing in January 2003, proposing to continue to share with ratepayers, on a 50%/50% basis, the estimated fifth-year gross level of non-fuel savings associated with the merger. In October 2003, the Kentucky Commission issued an order approving a settlement agreement reached with the parties in the case. LG&E's merger surcredit will remain in place for another five-year term beginning July 1, 2003 and the merger savings will continue to be shared 50% with ratepayers and 50% with shareholders.

Any fuel cost savings are passed to Kentucky customers through the fuel adjustment clause. See FAC above.

Note 4 - Financial Instruments

The cost and estimated fair values of LG&E's non-trading financial instruments as of December 31, 2003, and 2002 follow:

	2003		2002	
(in thousands)	Cost	Fair Value	Cost	Fair Value
Preferred stock subject to mandatory redemption	$ 23,750	$ 23,893	$ 25,000	$ 25,188
Long-term debt (including current portion)	574,304	576,174	616,904	623,325
Long-term debt from Fidelia	200,000	206,333	-	-
Interest-rate swaps	-	(15,966)	-	(17,115)

All of the above valuations reflect prices quoted by exchanges except for the swaps and intercompany loans. The fair values of the swaps and intercompany loans reflect price quotes from dealers or amounts calculated using accepted pricing models.

Interest Rate Swaps. LG&E uses interest rate swaps to hedge exposure to market fluctuations in certain of its debt instruments. Pursuant to policy, use of these financial instruments is intended to mitigate risk and earnings volatility and is not speculative in nature. Management has designated all of the interest rate swaps as hedge instruments. Financial instruments designated as cash flow hedges have resulting gains and losses recorded within other comprehensive income and stockholders' equity. To the extent a financial instrument or the underlying item being hedged is prematurely terminated or the hedge becomes ineffective, the resulting gains or losses are reclassified from other comprehensive income to net income.

As of December 31, 2003 and 2002, LG&E was party to various interest rate swap agreements with aggregate notional amounts of $228.3 million and $117.3 million, respectively. Under these swap agreements, LG&E paid fixed rates averaging 4.38% and 5.13% and received variable rates based on LIBOR or the Bond Market Association's municipal swap index averaging 1.11% and 1.52% at December 31, 2003 and 2002, respectively. The swap agreements in effect at December 31, 2003 have been designated as cash flow hedges and mature on dates ranging from 2005 to 2033. The hedges have been deemed to be fully effective resulting in a pretax gain of $1.1 million for 2003, recorded in other comprehensive income. Upon expiration of these hedges, the amount recorded in other comprehensive income will be reclassified into earnings. The amounts expected to be reclassified from other comprehensive income to earnings in the next twelve months is immaterial.

Energy Trading & Risk Management Activities. LG&E conducts energy trading and risk management activities to maximize the value of power sales from physical assets it owns, in addition to the wholesale sale of excess asset capacity. Certain energy trading activities are accounted for on a mark-to-market basis in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.* Wholesale sales of excess asset capacity and wholesale purchases are treated as normal sales and purchases under SFAS No. 133 and SFAS No. 138 and are not marked to market.

The rescission of EITF No. 98-10 for fiscal periods ending after December 15, 2002, had no impact on LG&E's energy trading and risk management reporting as all forward and option contracts marked to market under EITF No. 98-10 are also within the scope of SFAS No. 133.

The table below summarizes LG&E's energy trading and risk management activities for 2003 and 2002:

(in thousands)	2003	2002
Fair value of contracts at beginning of period, net liability	$ (156)	$ (186)
Fair value of contracts when entered into during the period	2,654	(65)
Contracts realized or otherwise settled during the period	(569)	448
Changes in fair values due to changes in assumptions	(1,357)	(353)
Fair value of contracts at end of period, net liability	$ 572	$ (156)

No changes to valuation techniques for energy trading and risk management activities occurred during 2003. Changes in market pricing, interest rate and volatility assumptions were made during both years. All contracts outstanding at December 31, 2003, have a maturity of less than one year and are valued using prices actively quoted for proposed or executed transactions or quoted by brokers.

LG&E maintains policies intended to minimize credit risk and revalues credit exposures daily to monitor compliance with those policies. At December 31, 2003, 100% of the trading and risk management commitments were with counterparties rated BBB-/Baa3 equivalent or better.

LG&E hedges the price volatility of its forecasted peak electric off-system sales with the sale of market-traded electric forward contracts for periods less than one year. These electric forward sales have been designated as cash flow hedges and are not speculative in nature. Gains or losses on these instruments, to the extent that the hedging relationship has been effective, are deferred in other comprehensive income. Gains and losses resulting from ineffectiveness are shown in LG&E's Consolidated Statements of Income in other income (expense) – net. Upon expiration of these instruments, the amount recorded in other comprehensive income is recorded in earnings. In 2003, LG&E recognized a pre-tax loss of approximately $18,000, and a loss, net of tax, deferred in other comprehensive income of approximately $147,000.

Accounts Receivable Securitization. On February 6, 2001, LG&E implemented an accounts receivable securitization program. The purpose of this program was to enable LG&E to accelerate the receipt of cash from the collection of retail accounts receivable, thereby reducing dependence upon more costly sources of working capital. The securitization program allowed for a percentage of eligible receivables to be sold. Eligible receivables were generally all receivables associated with retail sales that have standard terms and are not past due. LG&E was able to terminate the program at any time without penalty.

LG&E terminated the accounts receivable securitization program in January 2004 and replaced it with long-term intercompany loans from an E.ON affiliate. The accounts receivable program required LG&E R to maintain minimum levels of net worth. The program also contained a cross-default provision if LG&E defaulted on debt obligations in excess of $25 million. If there was a significant deterioration in the payment record of the receivables by the retail customers or if LG&E failed to meet certain covenants regarding the program, the program could terminate at the election of the financial institutions. In this case, payments from retail customers would first be used to repay the financial institutions participating in the program, and would then be available for use by LG&E. LG&E did not violate any covenants with regard to the accounts receivable securitization program.

As part of the program, LG&E sold retail accounts receivables to a wholly owned subsidiary, LG&E R. Simultaneously, LG&E R entered into two separate three-year accounts receivable securitization facilities with two financial institutions and their affiliates whereby LG&E R could sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $75 million from an unrelated third-party purchaser. The effective cost of the receivables program was comparable to LG&E's lowest cost source of capital, and was based on prime rated commercial paper. LG&E retained servicing rights of the sold receivables through two separate servicing agreements with the third-party purchaser. LG&E obtained an opinion from independent legal counsel indicating these transactions qualified as a true sale of receivables. As of December 31, 2003, the outstanding program balance was $58.0 million.

To determine LG&E's retained interest, the proceeds on the sale of receivables to the financial institutions were netted against the amount of eligible receivables sold by LG&E to LG&E R. Interest expense, program fees, and facility fees paid to the financial institutions and an allowance for doubtful accounts were deducted to arrive at the future value of retained interest. The future value was discounted using the prime rate plus 25 basis points, assuming a 45-day receivable life. Pre-tax gains and losses from the sale of the receivables in 2003, 2002 and 2001 were gains of $20,648, $46,727 and a loss of $206,578, respectively. LG&E's net cash flows from LG&E R were $(6.2) million, $20.2 million and $39.7 million for 2003, 2002 and 2001, respectively.

The allowance for doubtful accounts associated with the eligible securitized receivables at December 31 was $1.4 million, $1.9 million and $1.3 million in 2003, 2002 and 2001, respectively. This allowance was based on historical experience of LG&E. Each securitization facility contained a fully funded reserve for uncollectible receivables.

Note 5 - Concentrations of Credit and Other Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on- or off-balance sheet) relate to groups of customers or counterparties that have similar economic or industry characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

LG&E's customer receivables and gas and electric revenues arise from deliveries of natural gas to approximately 312,000 customers and electricity to approximately 384,000 customers in Louisville and adjacent areas in Kentucky. For the year ended December 31, 2003, 70% of total revenue was derived from electric operations and 30% from gas operations.

In November 2001, LG&E and IBEW Local 2100 employees, which represent approximately 70% of LG&E's workforce, entered into a four-year collective bargaining agreement and completed wage and benefit re-opener negotiations in October 2003.

Note 6 - Pension and Other Post Retirement Benefit Plans

LG&E has both funded and unfunded non-contributory defined benefit pension plans and other post-retirement benefit plans that together cover substantially all of its employees. The healthcare plans are contributory with participants' contributions adjusted annually.

LG&E uses December 31 as the measurement date for its plans.

Obligations and Funded Status. The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three-year period ending December 31, 2003, and a statement of the funded status as of December 31, 2003, for LG&E's sponsored defined benefit plan:

(in thousands)	2003	2002	2001
Pension Plans:			
Change in benefit obligation			
Benefit obligation at beginning of year	$364,794	$ 356,293	$ 310,822
Service cost	1,757	1,484	1,311
Interest cost	23,190	24,512	25,361
Plan amendments	3,978	576	1,550
Change due to transfers	(2,759)	-	-
Curtailment loss	-	-	24,563
Special termination benefits	-	-	53,610
Benefits and lump sums paid	(33,539)	(34,823)	(53,292)
Actuarial-(gain) or loss and other	21,270	16,752	(7,632)
Benefit obligation at end of year	$ 378,691	$ 364,794	$ 356,293
Change in plan assets			
Fair value of plan assets at beginning of year	$196,314	$ 233,944	$ 333,378
Actual return on plan assets	47,152	(15,648)	(27,589)
Employer contributions	89,125	336	374
Changes due to transfers	238	13,814	(17,508)
Benefits and lump sums paid	(33,539)	(34,824)	(53,292)
Administrative expenses	(1,512)	(1,308)	(1,419)
Fair value of plan assets at end of year	$ 297,778	$ 196,314	$ 233,944

(in thousands)	2003	2002	2001
Reconciliation of funded status			
Funded status	$ (80,913)	$(168,480)	$(122,349)
Unrecognized actuarial (gain) or loss	56,219	60,313	18,800
Unrecognized transition (asset) or obligation	(2,183)	(3,199)	(4,215)
Unrecognized prior service cost	32,275	32,265	35,435
Net amount recognized at end of year	$ 5,398	$ (79,101)	$ (72,329)
Other Benefits:			
Change in benefit obligation			
Benefit obligation at beginning of year	$ 93,233	$ 89,946	$ 56,981
Service cost	604	444	358
Interest cost	6,872	5,956	5,865
Plan amendments	7,380	-	1,487
Curtailment loss	-	-	8,645
Special termination benefits	-	-	18,089
Benefits and lump sums paid	(9,313)	(4,988)	(4,877)
Actuarial (gain) or loss	9,254	1,875	3,398
Benefit obligation at end of year	$108,030	$ 93,233	$ 89,946
Change in plan assets			
Fair value of plan assets at beginning of year	$ 1,478	$ 2,802	$ 7,166
Actual return on plan assets	2,076	(533)	(765)
Employer contributions	6,401	4,213	1,470
Changes due to transfers	-	-	(188)
Benefits and lump sums paid	(9,281)	(5,004)	(4,881)
Fair value of plan assets at end of year	$ 674	$ 1,478	$ 2,802
Reconciliation of funded status			
Funded status	$(107,356)	$(91,755)	$(87,144)
Unrecognized actuarial (gain) or loss	23,724	16,971	15,947
Unrecognized transition (asset) or obligation	6,027	6,697	7,346
Unrecognized prior service cost	11,482	5,995	5,302
Net amount recognized at end of year	$ (66,123)	$(62,092)	$(58,549)

Amounts Recognized in Statement of Financial Position. The following tables provide the amounts recognized in the balance sheet and information for plans with benefit obligations in excess of plan assets as of December 31, 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Pension Plans:			
Amounts recognized in the balance sheet consisted of:			
Prepaid benefits cost	$ -	$ -	$ -
Accrued benefit liability	(74,474)	(162,611)	(108,977)
Intangible asset	32,275	32,799	11,936
Accumulated other comprehensive income	47,597	50,711	24,712
Net amount recognized at year-end	$ 5,398	$ (79,101)	$ (72,329)

(in thousands)	2003	2002	2001
Additional year-end information for plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligation	$ 378,691	$ 364,794	$ 356,293
Accumulated benefit obligation	372,252	358,956	352,477
Fair value of plan assets	297,778	196,314	233,944
Other Benefits:			
Amounts recognized in the balance sheet consisted of:			
Accrued benefit liability	$ (66,123)	$ (62,092)	$ (58,549)
Additional year-end information for plans with benefit obligations in excess of plan assets:			
Projected benefit obligation	$108,030	$ 93,233	$ 89,946
Fair value of plan assets	674	1,478	2,802
Increase (decrease) in minimum liability included in other comprehensive income	$ (3,114)	$ 25,999	$ 24,712

Components of Net Periodic Benefit Cost. The following table provides the components of net periodic benefit cost for the plans for 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Pension Plans:			
Components of net periodic benefit cost			
Service cost	$ 1,756	$ 1,484	$ 1,311
Interest cost	23,190	24,512	25,361
Expected return on plan assets	(22,785)	(21,639)	(26,360)
Amortization of prior service cost	3,792	3,777	3,861
Amortization of transition (asset) or obligation	(1,016)	(1,016)	(1,000)
Recognized actuarial (gain) or loss	2,219	21	(777)
Net periodic benefit cost	$ 7,156	$ 7,139	$ 2,396
Special charges			
Prior service cost recognized	$ -	$ -	$ 10,237
Special termination benefits	-	-	53,610
Settlement loss	-	-	(2,244)
Total charges	$ -	$ -	$ 61,603
Other Benefits:			
Components of net periodic benefit cost			
Service cost	$ 604	$ 444	$ 358
Interest cost	6,872	5,956	5,865
Expected return on plan assets	(51)	(204)	(420)
Amortization of prior service cost	1,768	920	951
Amortization of transition (asset) or obligation	670	650	719
Recognized actuarial (gain) or loss	505	116	(32)
Net periodic benefit cost	$ 10,368	$ 7,882	$ 7,441

(in thousands)	2003	2002	2001
Special charges			
Curtailment loss	$ -	$ -	$ 6,671
Transition obligation recognized	-	-	4,743
Prior service cost recognized	-	-	2,391
Special termination benefits	-	-	18,089
Total charges	$ -	$ -	$ 31,894

The assumptions used in the measurement of LG&E's pension benefit obligation are shown in the following table:

	2003	2002	2001
Weighted-average assumptions as of December 31:			
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase	3.00%	3.75%	4.25%

The assumptions used in the measurement of LG&E's net periodic benefit cost are shown in the following table:

	2003	2002	2001
Discount rate	6.75%	7.25%	7.75%
Expected long-term return on plan assets	9.00%	9.50%	9.50%
Rate of compensation increase	3.75%	4.25%	4.75%

To develop the expected long-term rate of return on assets assumption, LG&E considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Assumed Healthcare Cost Trend Rates. For measurement purposes, a 12.0% annual increase in the per capita cost of covered healthcare benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% by 2015 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1% change in assumed healthcare cost trend rates would have the following effects:

(in thousands)	1% Decrease	1% Increase
Effect on total of service and interest cost components for 2003	$ (276)	$ 313
Effect on year-end 2003 postretirement benefit obligations	$(3,482)	$3,875

Plan Assets. The following table shows LG&E's weighted-average asset allocation by asset category at December 31:

	2003	2002	2001
Pension Plans:			
Equity securities	66%	64%	70%
Debt securities	33	34	28
Other	1	2	2
Totals	100%	100%	100%

	2003	2002	2001
Other Benefits:			
Equity securities	0 %	0%	97%
Debt securities	100	100	3
Totals	100%	100%	100%

The investment policy of the pension plans was developed in conjunction with financial consultants, investment advisors and legal counsel. The goal of the investment policy is to preserve the capital of the fund and maximize investment earnings with a targeted real rate of return (adjusted for inflation) objective of 6.0 percent.

The fund focuses on a long-term investment time horizon of at least three to five years or a complete market cycle. The assets of the pension plans are broadly diversified within different asset classes (equities, fixed income securities and cash equivalents).

To minimize the risk of large losses in a single asset class, no more than 5% of the portfolio will be invested in the securities of any one issuer with the exclusion of the U.S. government and its agencies. The equity portion of the Fund is diversified among the market's various subsections to diversify risk, maximize returns and avoid undue exposure to any single economic sector, industry group or individual security. The equity subsectors include, but are not limited to growth, value, small capitalization and international.

In addition, the overall fixed income portfolio holdings have a maximum average weighted maturity of no more than fifteen (15) years, with the weighted average duration of the portfolio being no more than eight (8) years. All securities must be rated "investment grade" or better and foreign bonds in the aggregate shall not exceed 10% of the total fund. The cash investments should be in securities that either are of short maturities (not to exceed 180 days) or readily marketable with modest risk.

Derivative securities are permitted only to improve the portfolio's risk/return profile or to reduce transaction costs and must be used in conjunction with underlying physical assets in the portfolio. Derivative securities that involve speculation, leverage, interest rate anticipation, or any undue risk whatsoever are not deemed appropriate investments.

The investment objective for the post retirement benefit plan is to provide current income consistent with stability of principal and liquidity while maintaining a stable net asset value of $1.00 per share. The post retirement funds are invested in a prime cash money market fund that invests primarily in a portfolio of short-term, high-quality fixed income securities issued by banks, corporations and the U.S. government.

Contributions. LG&E made a discretionary contribution to the pension plan of $34.5 million in January 2004. No further discretionary contributions are planned and no contributions are required for 2004.

Thrift Savings Plans. LG&E has a thrift savings plan under section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may defer and contribute to the plan a portion of current compensation in order to provide future retirement benefits. LG&E makes contributions to the plan by matching a portion of the employee contributions. The costs of this matching were approximately $1.8 million for 2003, $1.7 million for 2002 and $1.2 million for 2001.

Note 7 - Income Taxes

Components of income tax expense are shown in the table below:

(in thousands)		2003	2002	2001
Included in operating expenses:				
Current	- federal	$30,598	$26,231	$42,997
	- state	11,007	8,083	8,668
Deferred	- federal – net	16,922	20,464	12,310
	- state – net	1,746	4,410	3,767
Amortization of investment tax credit		(4,207)	(4,153)	(4,290)
Total		56,066	55,035	63,452

(in thousands)		2003	2002	2001
Included in other income - net:				
Current	- federal	(4,830)	(1,667)	(1,870)
	- state	(1,004)	(430)	(483)
Deferred	- federal – net	(129)	(206)	285
	- state – net	(30)	(53)	73
Total		(5,993)	(2,356)	(1,995)
Total income tax expense		$50,073	$52,679	$61,457

Components of net deferred tax liabilities included in the balance sheet are shown below:

(in thousands)	2003	2002
Deferred tax liabilities:		
Depreciation and other plant-related items	$365,460	$346,737
Other liabilities	52,976	64,734
	418,436	411,471
Deferred tax assets:		
Investment tax credit	20,314	22,012
Income taxes due to customers	16,620	18,431
Pensions	5,345	21,056
Accrued liabilities not currently deductible and other	38,453	36,747
	80,732	98,246
Net deferred income tax liability	$337,704	$313,225

A reconciliation of differences between the statutory U.S. federal income tax rate and LG&E's effective income tax rate follows:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.4	5.6	4.7
Amortization of investment tax credit	(3.0)	(2.9)	(2.6)
Other differences – net	(1.9)	(0.5)	(0.6)
Effective income tax rate	35.5%	37.2%	36.5%

The decrease in the effective rate in 2003 compared to 2002 relates to the recognition of tax benefits for prior year audit settlements and excess deferred tax adjustments.

Note 8 - Other Income (Expense) - Net

Other income (expense) - net consisted of the following at December 31:

(in thousands)	2003	2002	2001
Interest and dividend income (expense)	$(1,254)	$ 554	$ 856
Income and other taxes	5,943	2,305	1,945
Other	(5,894)	(2,044)	129
	$(1,205)	$ 815	$2,930

Note 9 - Long-Term Debt

Refer to the Consolidated Statements of Capitalization for detailed information for LG&E's long-term debt.

Long-term debt and the current portion of long-term debt consists primarily of first mortgage bonds, pollution control bonds, and long-term loans from affiliated companies as summarized below (in thousands of $). Interest rates and maturities in the table below are for the amounts outstanding at December 31, 2003 and reflect the impact of interest rate swaps.

	Stated Interest Rates	Weighted Average Interest Rate	Maturities	Principal Amounts
Noncurrent portion	Variable - 5.90%	4.23%	2027-2033	$ 528,104
Current portion	Variable	1.46%	2017-2027	246,200

Under the provisions for LG&E's variable-rate pollution control bonds, Series S, T, U, BB, CC, DD and EE, the bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events, causing the bonds to be classified as current portion of long-term debt in the Consolidated Balance Sheets. The average annualized interest rate for these bonds during 2003 was 1.10%.

Interest rate swaps are used to hedge LG&E's underlying variable-rate debt obligations. These swaps hedge specific debt issuances and, consistent with management's designation, are accorded hedge accounting treatment. As of December 31, 2003, LG&E had swaps with a combined notional value of $228.3 million. The swaps exchange floating-rate interest payments for fixed rate interest payments to reduce the impact of interest rate changes on LG&E's pollution control bonds. See Note 4.

In November 2003, LG&E issued $128 million variable-rate pollution control bonds due October 1, 2033, and exercised its call option on the $102 million, 5.625% pollution control bonds due August 15, 2019 and on the $26 million, 5.45% pollution control bonds due October 15, 2020.

LG&E's first mortgage bond, 6% Series of $42.6 million, matured in 2003.

In October 2002, LG&E issued $41.7 million variable-rate pollution bonds due October 1, 2032, and exercised its call option on $41.7 million, 6.55% pollution control bonds due November 1, 2020.

In March 2002, LG&E refinanced four unsecured pollution control bonds with an aggregate principal balance of $120 million and replaced them with secured pollution control bonds. The new bonds and the previous bonds were all variable-rate bonds, and the maturity dates remained unchanged.

Annual requirements for the sinking funds of LG&E's first mortgage bonds (other than the first mortgage bonds issued in connection with certain pollution control bonds) are the amounts necessary to redeem 1% of the highest principal amount of each series of bonds at any time outstanding. Property additions (166 2/3% of principal amounts of bonds otherwise required to be so redeemed) have been applied in lieu of cash, such that the sinking fund requirements are fully met.

Substantially all of LG&E's utility plant is pledged as security for its first mortgage bonds. LG&E's first mortgage bond indenture, as supplemented, provides that portions of retained earnings will not be available for the payment of dividends on common stock, under certain specified conditions. LG&E has not violated any of these conditions that could cause any portion of retained earnings to be restricted by this provision.

During 2003, LG&E entered into two long-term loans from an affiliated company totaling $200 million. Of this total, $100 million is unsecured with an interest rate of 4.55% and matures in April 2013. The remaining $100 million is secured by a lien subordinated to the first mortgage bond lien, has an interest rate of 5.31% and matures in August 2013. The second lien applies to substantially all utility assets of LG&E.

LG&E has existing $5.875 series mandatorily redeemable preferred stock outstanding having a current redemption price of $100 per share. The preferred stock has a sinking fund requirement sufficient to retire a minimum of 12,500 shares on July 15 of each year commencing with July 15, 2003, and the remaining 187,500 shares on July 15, 2008 at $100 per share. LG&E redeemed 12,500 shares in accordance with these provisions on July 15, 2003, leaving 237,500 shares currently outstanding. Beginning with the three months ended September 30, 2003, LG&E reclassified its $5.875 series preferred stock as long-term debt with the minimum shares mandatorily redeemable within one year classified as current.

The following table reflects the long-term debt maturities:

(in thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Pollution control bonds	$246,200 (1)	$ -	$ -	$ -	$ -	$328,104	$574,304
Notes payable to Fidelia	-	-	-	-	-	200,000	200,000
Mandatorily redeemable preferred stock	1,250	1,250	1,250	1,250	18,750	-	23,750
	$247,450	$1,250	$1,250	$1,250	$18,750	$528,104	$798,054

(1) Includes $246,200 of bonds with put provisions that allow the holders to sell bonds back to LG&E at a specific price before maturity.

In January 2004, LG&E entered into one additional long-term loan from an affiliated company totaling $25 million with an interest rate of 4.33% that matures in January 2012. The loan is secured by a lien subordinated to the first mortgage bond lien. The proceeds were used to repay amounts due under the accounts receivable securitization program.

Note 10 - Notes Payable and Other Short-Term Obligations

LG&E participates in an intercompany money pool agreement wherein LG&E Energy and KU make funds available to LG&E at market-based rates (based on an index of highly rated commercial paper issues as of the prior month end) up to $400 million. Likewise, LG&E Energy and LG&E make funds available to KU at market-based rates up to $400 million. The balance of the money pool loan from LG&E Energy (shown as "Notes payable to affiliate") was $80.3 million at an average rate of 1.00% and $193.1 million at an average rate of 1.61%, at December 31, 2003 and 2002, respectively. The amount available to LG&E under the money pool agreement at December 31, 2003 was $319.7 million. LG&E Energy maintains a revolving credit facility totaling $150 million with an affiliate to ensure funding availability for the money pool. The outstanding balance under LG&E Energy's facility as of December 31, 2003 was $111.1 million, and availability of $38.9 million remained.

During July 2003, LG&E entered into five revolving lines of credit with banks totaling $185 million. These credit facilities expire in June 2004, and there was no outstanding balance under any of these facilities at December 31, 2003. The covenants under these revolving lines of credit include:

1. The debt/total capitalization ratio must be less than 70%,
2. E.ON AG must own at least 66.667% of voting stock of LG&E directly or indirectly,
3. the corporate credit rating of the company must be at or above BBB- and Baa3, and
4. limitation on disposing assets aggregating more than 15% of total assets as of December 31, 2002.

LG&E has not violated any of the above covenants.

In January 2004, LG&E entered into a one year loan totaling $100 million with an affiliated company. The interest rate on the loan is 1.53%, and the proceeds were used to repay notes payable to an affiliated under the money pool arrangement. The loan is secured by a second lien on substantially all utility assets of LG&E.

Note 11 - Commitments and Contingencies

The following is provided to summarize LG&E's contractual cash obligations for periods after December 31, 2003:

(in thousands)	Payments Due by Period				
Contractual Cash Obligations	2004	2005-2006	2007-2008	After 2008	Total
Short-term debt (a)	$ 80,332	$ -	$ -	$ -	$ 80,332
Long-term debt (b)	247,450	2,500	20,000	528,104	798,054
Operating lease (c)	3,401	7,006	7,290	26,130	43,827
Unconditional purchase obligations (d)	10,614	25,182	27,195	254,235	317,226
Other long-term obligations (e)	20,700	3,000	-	-	23,700
Total contractual cash obligations (f)	$362,497	$37,688	$54,485	$808,469	$1,263,139

(a) Represents borrowings from affiliate company due within one year.
(b) Includes long-term debt of $246.2 million classified as current liabilities because these bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events. Maturity dates for these bonds range from 2013 to 2027.
(c) Operating lease represents the lease of LG&E's administrative office building.
(d) Represents future minimum payments under purchased power agreements through 2023.
(e) Represents construction commitments.
(f) LG&E does not expect to pay the $246.2 million of long-term debt classified as a current liability in the Consolidated Balance Sheets in 2004 as explained in (b) above. LG&E anticipates cash from operations and external financing will be sufficient to fund future obligations. LG&E anticipates refinancing a portion of its short-term debt with long-term debt in 2004.

Operating Lease. LG&E leases office space, office equipment and vehicles. LG&E accounts for its leases as operating leases. Total lease expense for 2003, 2002, and 2001, less amounts contributed by affiliated companies occupying a portion of the office space leased by LG&E, was $2.2 million, $2.2 million, and $2.5 million, respectively. The future minimum annual lease payments under LG&E's office space lease agreement for years subsequent to December 31, 2003, are as follows:

(in thousands)	
2004	$ 3,401
2005	3,468
2006	3,538
2007	3,609
2008	3,681
Thereafter	26,130
Total	$43,827

LG&E is a participant in a sale and leaseback transaction involving its 38% interest in two jointly-owned CTs at KU's E.W. Brown generating station (Units 6 and 7). Commencing in December 1999, LG&E and KU entered into a tax-efficient, 18-year lease of the CTs. LG&E and KU have provided funds to fully defease the lease, and have executed an irrevocable notice to exercise an early purchase option contained in the lease after 15.5 years. The financial statement treatment of this transaction is no different than if LG&E had retained its ownership. The transaction produced a pre-tax gain of approximately $1.2 million which was recorded in other income on the income statement in 2000, pursuant to a Kentucky Commission order. The leasing transaction was entered into following receipt of required state and federal regulatory approvals.

In case of default under the lease, LG&E is obligated to pay to the lessor its share of certain fees or amounts. Primary events of default include loss or destruction of the CTs, failure to insure or maintain the CTs and unwinding of the transaction due to governmental actions. No events of default currently exist with respect to the lease. Upon any termination of the lease, whether by default or expiration of its term, title to the CTs reverts jointly to LG&E and KU.

At December 31, 2003, the maximum aggregate amount of default fees or amounts, which decrease over the term of the lease, was $8.9 million, of which LG&E would be responsible for 38%. LG&E has made arrangements with LG&E Energy, via guarantee and regulatory commitment, for LG&E Energy to pay its full portion of any default fees or amounts. LG&E paid LG&E Energy a one-time fee of $114,000 to provide the guarantee.

Letters of Credit. LG&E has provided letters of credit totaling $14.3 million as collateral for derivative transactions and to support certain obligations related to landfill reclamation.

Purchased Power. LG&E has a contract for purchased power with OVEC for various Mw capacities. LG&E has an investment of 4.9% ownership in OVEC's common stock, which is accounted for under the cost method of accounting. LG&E's entitlement is 7% of OVEC's generation capacity or approximately 155 Mw.

The estimated future minimum annual demand payment under the OVEC purchased power agreement for the years subsequent to December 31, 2003, are as follows:

(in thousands)	
2004	$ 10,614
2005	10,900
2006	14,282
2007	13,426
2008	13,769
Thereafter	254,235
Total	$317,226

Construction Program. LG&E had approximately $20.7 million of commitments in connection with its construction program at December 31, 2003. Construction expenditures for the years 2004 and 2005 are estimated to total approximately $270.0 million, although all of this amount is not currently committed, including the construction of four jointly owned CTs, $13.6 million, and construction of NOx equipment, $5.1 million.

Environmental Matters. LG&E is subject to SO2 and NOx emission limits on its electric generating units pursuant to the Clean Air Act. LG&E was not subject to Phase I SO2 emissions reduction requirements. LG&E's strategy for Phase II SO2 reductions, which commenced January 1, 2000, is to increase FGD removal efficiency to delay additional capital expenditures and may also include fuel switching or upgrading FGDs. LG&E met the NOx emission requirements of the Act through installation of low-NOx burner systems. LG&E's compliance plans are subject to many factors including developments in the emission allowance and fuel markets, future regulatory and legislative initiatives, and advances in clean air control technology. LG&E will continue to monitor these developments to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

In September 1998, the EPA announced its final "NOx SIP Call" rule requiring states to impose significant additional reductions in NOx emissions by May 2003, in order to mitigate alleged ozone transport impacts on the Northeast region. The Commonwealth of Kentucky SIP, which was approved by EPA June 24, 2003, requires reductions in NOx emissions from coal-fired generating units to the 0.15 lb./Mmbtu level on a system-wide basis. In related proceedings in response to petitions filed by various Northeast states, in December 1999, EPA issued a final rule pursuant to Section 126 of the Clean Air Act directing similar NOx reductions from a number of specifically targeted generating units including all LG&E units. As a result of appeals to both rules, the compliance date was extended to May 2004. All LG&E generating units are subject to the May 2004 compliance date under these NOx emissions reduction rules.

LG&E is currently implementing a plan for adding significant additional NOx controls to its generating units. Installation of additional NOx controls will proceed on a phased basis, with installation of controls commencing in late 2000 and continuing through the final compliance date. LG&E estimates that it will incur total capital costs of approximately $185 million to reduce its NOx emissions to the 0.15 lb./Mmbtu level on a company-wide basis. As of December 31, 2003, LG&E has incurred approximately $177 million of these capital costs related to the reduction of its NOx emissions. In addition, LG&E will incur additional operation and maintenance costs in operating new NOx controls. LG&E believes its costs in this regard to be comparable to those of similarly situated utilities with like generation assets. LG&E had anticipated that such capital and operating costs are the type of costs that are eligible for recovery from customers under its environmental surcharge mechanism and believed that a significant portion of such costs could be recovered. In April 2001, the Kentucky Commission granted recovery of these costs for LG&E.

LG&E is also monitoring several other air quality issues which may potentially impact coal-fired power plants, including EPA's revised air quality standards for ozone and particulate matter, measures to implement EPA's regional haze rule, EPA's December 2003 proposals to regulate mercury emissions from steam electric generating units and to further reduce emissions of sulfur dioxide and nitrogen oxides under the Interstate Air Quality Rule. In addition, LG&E is currently working with local regulatory authorities to review the effectiveness of remedial measures aimed at controlling particulate matter emissions from its Mill Creek Station. LG&E previously settled a number of property damage claims from adjacent residents and completed significant remedial measures as part of its ongoing capital construction program. LG&E is in the process of converting the Mill Creek Station to wet stack operation in an effort to resolve all outstanding issues related to particulate matter emissions.

LG&E owns or formerly owned three properties which are the location of past MGP operations. Various contaminants are typically found at such former MGP sites and environmental remediation measures are frequently required. With respect to the sites, LG&E has completed cleanups, obtained regulatory approval of site management plans, or reached agreements for other parties to assume responsibility for cleanup. Based on currently available information, management estimates that it will incur additional costs of $0.4 million. Accordingly, an accrual of $0.4 million has been recorded in the accompanying financial statements at December 31, 2003 and 2002.

Note 12 - Jointly Owned Electric Utility Plant

LG&E owns a 75% undivided interest in Trimble County Unit 1 which the Kentucky Commission has allowed to be reflected in customer rates.

Of the remaining 25% of the Unit, IMEA owns a 12.12% undivided interest, and IMPA owns a 12.88% undivided interest. Each company is responsible for its proportionate ownership share of fuel cost, operation and maintenance expenses, and incremental assets.

The following data represent shares of the jointly owned property:

	Trimble County			
	LG&E	IMPA	IMEA	Total
Ownership interest	75%	12.88%	12.12%	100%
Mw capacity	386.2	66.4	62.4	515.0

LG&E's 75% ownership (in thousands):	
Cost	$595,313
Accumulated depreciation	194,343
Net book value	$400,970
Construction work in progress (included above)	$8,374

LG&E and KU jointly own the following combustion turbines:

($ in thousands)		LG&E	KU	Total
Paddy's Run 13	Ownership %	53%	47%	100%
	Mw capacity	84	74	158
	Cost	$33,919	$29,973	$63,892
	Depreciation	2,875	2,527	5,402
	Net book value	$31,044	$27,446	$58,490
E.W. Brown 5	Ownership %	53%	47%	100%
	Mw capacity	62	55	117
	Cost	$24,111	$20,296	$44,407
	Depreciation	2,033	1,700	3,733
	Net book value	$22,078	$18,596	$40,674
E.W. Brown 6	Ownership %	38%	62%	100%
	Mw capacity	59	95	154
	Cost	$23,975	$36,701	$60,676
	Depreciation	2,629	5,447	8,076
	Net book value	$21,346	$31,254	$52,600
E.W. Brown 7	Ownership %	38%	62%	100%
	Mw capacity	59	95	154
	Cost	$23,824	$38,256	$62,080
	Depreciation	3,571	4,039	7,610
	Net book value	$20,253	$34,217	$54,470
Trimble 5	Ownership %	29%	71%	100%
	Mw capacity	46	114	160
	Cost	$15,970	$39,045	$55,015
	Depreciation	799	1,953	2,752
	Net book value	$15,171	$37,092	$52,263
Trimble 6	Ownership %	29%	71%	100%
	Mw capacity	46	114	160
	Cost	$15,961	$39,025	$54,986
	Depreciation	798	1,952	2,750
	Net book value	$15,163	$37,073	$52,236
Trimble 7	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,342	$29,634	$46,976
Trimble 8	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,307	$29,601	$46,908
Trimble 9	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,300	$29,599	$46,899

($ in thousands)		LG&E	KU	Total
Trimble 10	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,300	$29,597	$46,897
Trimble CT Pipeline	Ownership %	29%	71%	100%
	Cost	$1,835	$4,475	$6,310
	Depreciation	102	249	351
	Net book value	$1,733	$4,226	$5,959
Trimble CT Substation	Ownership %	29%	71%	100%
	Cost	$1,474	$3,598	$5,072
	Depreciation	45	116	161
	Net book value	$1,429	$3,482	$4,911

See also Note 11, Construction Program, for LG&E's planned expenditures for construction of four jointly owned CTs in 2004.

Note 13 - Segments of Business and Related Information

LG&E is a regulated public utility engaged in the generation, transmission, distribution, and sale of electricity and the storage, distribution, and sale of natural gas. LG&E is regulated by the Kentucky Commission and files electric and gas financial information separately with the Kentucky Commission. The Kentucky Commission establishes rates specifically for the electric and gas businesses. Therefore, management reports and analyzes financial performance based on the electric and gas segments of the business. Financial data for business segments follow:

(in thousands)	Electric	Gas	Total
2003			
Operating revenues	$768,188(a)	$325,333	$1,093,521
Depreciation and amortization	96,487	16,801	113,288
Operating income taxes	49,409	6,657	56,066
Interest income	27	4	31
Interest expense	25,694	4,953	30,647
Net income	80,612	10,227	90,839
Total assets	2,345,784	543,144	2,888,928
Construction expenditures	177,961	34,996	212,957
2002			
Operating revenues	$736,042(b)	$267,693	$1,003,735
Depreciation and amortization	90,248	15,658	105,906
Operating income taxes	49,010	6,025	55,035
Interest income	381	76	457
Interest expense	24,837	4,968	29,805
Net income	79,246	9,683	88,929
Total assets	2,276,712	492,218	2,768,930
Construction expenditures	195,662	24,754	220,416

(in thousands)	Electric	Gas	Total
2001			
Operating revenues	$673,772(c)	$290,775	$964,547
Depreciation and amortization	85,572	14,784	100,356
Operating income taxes	55,527	7,925	63,452
Interest income	616	132	748
Interest expense	31,295	6,627	37,922
Net income	95,103	11,768	106,781
Total assets	1,985,252	463,102	2,448,354
Construction expenditures	227,107	25,851	252,958

(a) Net of provision for rate refunds of $0.4 million.
(b) Net of provision for rate collections of $11.7 million.
(c) Net of provision for rate collections of $1.6 million.

Note 14 - Related Party Transactions

LG&E, subsidiaries of LG&E Energy and other subsidiaries of E.ON engage in related party transactions. Transactions between LG&E and its subsidiary LG&E R are eliminated upon consolidation with LG&E. Transactions between LG&E and LG&E Energy subsidiaries are eliminated upon consolidation of LG&E Energy. Transactions between LG&E and E.ON subsidiaries are eliminated upon consolidation of E.ON. These transactions are generally performed at cost and are in accordance with the SEC regulations under the PUHCA and the applicable Kentucky Commission regulations. Amounts payable to and receivable from related parties are netted and presented as accounts payable to affiliated companies on the balance sheet of LG&E, as allowed due to the right of offset. Obligations related to intercompany debt arrangements with LG&E Energy and Fidelia, an E.ON subsidiary, are presented as separate line items on the balance sheet, as appropriate. The significant related party transactions are disclosed below.

Electric Purchases

LG&E and KU purchase energy from each other in order to effectively manage the load of their retail and off-system customers. In addition, LG&E and LG&E Energy Marketing Inc. ("LEM"), a subsidiary of LG&E Energy, purchase energy from each other. These sales and purchases are included in the Consolidated Statements of Income as Electric Operating Revenues and Purchased Power Operating Expense. LG&E intercompany electric revenues and purchased power expense for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
Electric operating revenues from KU	$53,747	$41,480	$28,521
Electric operating revenues from LEM	9,372	9,939	5,564
Purchased power from KU	46,690	33,249	31,133
Purchased power from LEM	-	913	-

Interest Charges

LG&E participates in an intercompany money pool agreement wherein LG&E Energy and KU make funds available to LG&E at market-based rates (based on an index of highly rated commercial paper issues as of the prior month end) up to $400 million. Likewise, LG&E Energy and LG&E make funds available to KU at market-based rates up to $400 million. The balance of the money pool loan from LG&E Energy (shown as "Notes payable to affiliated company") was $80.3 million at an average rate of 1.00% and $193.1 million at an average rate of 1.61%, at December 31, 2003 and 2002, respectively. The amount available to LG&E under the money pool agreement at December 31, 2003 was $319.7 million. LG&E Energy maintains a revolving credit facility totaling $150 million with an affiliate to ensure funding availability for the money pool. The outstanding balance under LG&E Energy's facility as of December 31, 2003 was $111.1 million, and availability of $38.9 million remained.

In addition, in 2003 LG&E began borrowing long-term funds from Fidelia Corporation, an affiliate of E.ON (see Note 9). Fidelia Corporation has a second lien on the property subject to the first mortgage bond lien. The second lien secures $100 million of the loans provided by Fidelia.

Intercompany agreements do not require interest payments for receivables related to services provided when settled within 30 days. The only interest income or expense recorded by the utilities relates to LG&E's receipt and payment of KU's portion of off-system sales and purchases.

LG&E intercompany interest income and expense for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
Interest on money pool loans	$1,751	$2,114	2,719
Interest on Fidelia loans	5,025	-	-
Interest expense paid to KU	8	61	296
Interest income received from KU	6	5	-

Other Intercompany Billings

LG&E Services provides LG&E with a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under PUHCA. These charges include taxes paid by LG&E Energy on behalf of LG&E, labor and burdens of LG&E Services employees performing services for LG&E, and vouchers paid by LG&E Services on behalf of LG&E. The cost of these services are directly charged to LG&E, or for general costs which cannot be directly attributed, charged based on predetermined allocation factors, including the following ratios: number of customers, total assets, revenues, number of employees, and other statistical information. These costs are charged on an actual cost basis.

In addition, LG&E and KU provide certain services to each other and to L&GE Services, in accordance with exceptions granted under PUHCA. Billings between LG&E and KU relate to labor and overheads associated with union employees performing work for the other utility, charges related to jointly-owned combustion turbines, and other miscellaneous charges. Billings from LG&E to LG&E Services relate to information technology-related services provided by LG&E employees, cash received by LG&E Services on behalf of LG&E, and services provided by LG&E to other non-regulated businesses which are paid through LG&E Services.

Intercompany billings to and from LG&E for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
LG&E Services billings to LG&E	$185,756	$183,124	$193,426
LG&E billings to KU	23,436	29,659	31,314
KU billings to LG&E	31,850	36,404	87,992
LG&E billings to LG&E Services	19,951	15,079	26,060

Note 15 – Notes to Statement of Cash Flows

Supplemental Disclosure of Cash Flow Information	2003	2002
Cash paid during the year for (in thousands):		
Income taxes	$24,868	$51,540
Interest on borrowed money	$27,991	$27,523

Note 16 – Notes to Statement of Income for the Year

See page 115, line 6 column (e). Electric Utility Depreciation Expense includes $8,681,649 applicable to Common Utility Plant apportioned to Electric Operations.

See page 115, line 6 column (g). Gas Utility Depreciation Expense includes $4,526,122 applicable to Common Utility Plant apportioned to Gas Operations.

See page 115, line 8 column (e). Electric Utility Amortization and Depletion of Utility Plant includes $4,526,122 applicable to Common Utility Plant apportioned to Electric Operations.

See page 115, line 8 column (g). Gas Utility Amortization and Depletion of Utility Plan includes $1,508,708 applicable to Common Utility Plant apportioned to Gas Operations.

Note 17 - Subsequent Events

LG&E made a contribution to the pension plan of $34.5 million in January 2004 (see Note 6).

LG&E terminated the accounts receivable securitization program in January 2004 (see Note 4).

In January 2004, LG&E entered into a one year loan with an affiliated company totaling $100 million with an interest rate of 1.53%. The proceeds were used to repay notes payable to the affiliated companies under the money pool arrangement. The loan is secured by a second lien on substantially all utility assets of LG&E (see Note 10).

In January 2004, LG&E entered into a long-term loan with an affiliated company totaling $25 million with an interest rate of 4.33% that matures in January 2012. The proceeds were used to repay amounts due under the accounts receivable securitization program. The loan is secured by a lien subordinated to the first mortgage bond lien (see Note 9).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

1. Report in columns (b) (c) and (e) the amounts of accumulated other comprehensive income items, on a net-of-tax basis, where appropriate.

2. Report in columns (f) and (g) the amounts of other categories of other cash flow hedges.

3. For each category of hedges that have been accounted for as "fair value hedges", report the accounts affected and the related amounts in a footnote.

Line No.	Item (a)	Unrealized Gains and Losses on Available-for-Sale Securities (b)	Minimum Pension Liability adjustment (net amount) (c)	Foreign Currency Hedges (d)	Other Adjustments (e)
1	Balance of Account 219 at Beginning of Preceeding Year		(14,737,668)		(3,599,009)
2	Preceding yr. Reclassification from Account 219 Net Income				
3	Preceding Year Changes in Fair Value		(15,505,235)		
4	Total (lines 2 and 3)		(15,505,235)		
5	Balance of Account 219 at End of Preceding Yr/Beginning of Current Yr		(30,242,903)		(3,599,009)
6	Current Year Reclassification From Account 219 to Net Income				
7	Current Year Changes in Fair Value		1,857,462		
8	Total (lines 6 and 7)		1,857,462		
9	Balance of Account 219 at End of Current Year		(28,385,441)		(3,599,009)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

Line No.	Other Cash Flow Hedges Interest Rate Swaps (f)	Other Cash Flow Hedges Blended Limits Cash Flow on Power Purchases (g)	Totals for each category of items recorded in Account 219 (h)	Net Income (Carried Forward from Page 117, Line 72) (i)	Total Comprehensive Income (j)
1	(1,563,296)		(19,899,973)		
2					
3	(5,106,959)		(20,612,194)		
4	(5,106,959)		(20,612,194)	88,931,532	68,319,338
5	(6,670,255)		(40,512,167)		
6					
7	689,493	(146,466)	2,400,489		
8	689,493	(146,466)	2,400,489	90,884,954	93,285,443
9	(5,980,762)	(146,466)	(38,111,678)		

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 122(a)(b) Line No.: 1 Column: e

Cumulative effect of change in accounting principle -- Accounting for derivative instruments and hedging activities.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,462,180,259	2,809,259,877
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	3,462,180,259	2,809,259,877
9	Leased to Others		
10	Held for Future Use	696,772	696,772
11	Construction Work in Progress	339,166,414	312,470,728
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	3,802,043,445	3,122,427,377
14	Accum Prov for Depr, Amort, & Depl	1,543,390,179	1,294,631,024
15	Net Utility Plant (13 less 14)	2,258,653,266	1,827,796,353
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,518,679,101	1,294,630,924
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights	573,394	
21	Amort of Other Utility Plant	24,137,684	100
22	Total In Service (18 thru 21)	1,543,390,179	1,294,631,024
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,543,390,179	1,294,631,024

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS
FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
466,364,168				186,556,214	3
					4
					5
					6
					7
466,364,168				186,556,214	8
					9
					10
13,710,936				12,984,750	11
					12
480,075,104				199,540,964	13
163,461,009				85,298,146	14
316,614,095				114,242,818	15
					16
					17
162,886,815				61,161,362	18
					19
573,394					20
800				24,136,784	21
163,461,009				85,298,146	22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
163,461,009				85,298,146	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. For revisions to the amount of initial asset retirement costs capitalized, included by primary plant account, increases in column (c) additions and reductions in column (e) adjustments.
5. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
6. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	2,240	
3	(302) Franchises and Consents	100	
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	2,340	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	5,053,819	1,150,034
9	(311) Structures and Improvements	321,615,852	3,956,194
10	(312) Boiler Plant Equipment	976,269,367	43,034,671
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	189,224,623	7,688,585
13	(315) Accessory Electric Equipment	163,988,443	236,405
14	(316) Misc. Power Plant Equipment	9,532,034	998,620
15	(317) Asset Retirement Costs for Steam Production		4,581,010
16	TOTAL Steam Production Plant (Enter Total of lines 8 thru 15)	1,665,684,138	61,645,519
17	B. Nuclear Production Plant		
18	(320) Land and Land Rights		
19	(321) Structures and Improvements		
20	(322) Reactor Plant Equipment		
21	(323) Turbogenerator Units		
22	(324) Accessory Electric Equipment		
23	(325) Misc. Power Plant Equipment		
24	(326) Asset Retirement Costs for Nuclear Production		
25	TOTAL Nuclear Production Plant (Enter Total of lines 18 thru 24)		
26	C. Hydraulic Production Plant		
27	(330) Land and Land Rights	13	
28	(331) Structures and Improvements	5,052,489	
29	(332) Reservoirs, Dams, and Waterways	311,985	
30	(333) Water Wheels, Turbines, and Generators	2,316,032	201,683
31	(334) Accessory Electric Equipment	1,304,908	292,849
32	(335) Misc. Power PLant Equipment	159,275	
33	(336) Roads, Railroads, and Bridges	179,981	
34	(337) Asset Retirement Costs for Hydraulic Production		
35	TOTAL Hydraulic Production Plant (Enter Total of lines 27 thru 34)	9,324,683	494,532
36	D. Other Production Plant		
37	(340) Land and Land Rights	41,126	
38	(341) Structures and Improvements	6,641,030	82,485
39	(342) Fuel Holders, Products, and Accessories	5,833,517	
40	(343) Prime Movers	100,745,870	1,951,902
41	(344) Generators	26,258,224	
42	(345) Accessory Electric Equipment	9,281,385	18,268
43	(346) Misc. Power Plant Equipment	3,678,700	23,421

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

7. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

8. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

9. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			2,240		2
			100		3
					4
			2,340		5
					6
					7
			6,203,853		8
865,133			324,706,913		9
7,090,285			1,012,213,753		10
					11
3,077,538			193,835,670		12
74,452			164,150,396		13
1,600			10,529,054		14
			4,581,010		15
11,109,008			1,716,220,649		16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
			13		27
			5,052,489		28
			311,985		29
16,963			2,500,752		30
			1,597,757		31
			159,275		32
			179,981		33
					34
16,963			9,802,252		35
					36
			41,126		37
			6,723,515		38
4,129			5,829,388		39
1,344,213			101,353,559		40
			26,258,224		41
			9,299,653		42
			3,702,121		43

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
44	(347) Asset Retirement Costs for Other Production		
45	TOTAL Other Prod. Plant (Enter Total of lines 37 thru 44)	152,479,852	2,076,076
46	TOTAL Prod. Plant (Enter Total of lines 16, 25, 35, and 45)	1,827,488,673	64,216,127
47	3. TRANSMISSION PLANT		
48	(350) Land and Land Rights	3,481,012	
49	(352) Structures and Improvements	2,907,083	306,816
50	(353) Station Equipment	116,591,835	6,792,680
51	(354) Towers and Fixtures	23,879,708	
52	(355) Poles and Fixtures	26,500,026	706,498
53	(356) Overhead Conductors and Devices	33,372,312	691,618
54	(357) Underground Conduit	1,868,318	12,435
55	(358) Underground Conductors and Devices	5,312,496	1,781
56	(359) Roads and Trails		4,000
57	(359.1) Asset Retirement Costs for Transmission Plant		
58	TOTAL Transmission Plant (Enter Total of lines 48 thru 57)	213,912,790	8,515,828
59	4. DISTRIBUTION PLANT		
60	(360) Land and Land Rights	1,944,027	40,519
61	(361) Structures and Improvements	5,970,568	106,047
62	(362) Station Equipment	77,076,669	1,382,004
63	(363) Storage Battery Equipment		
64	(364) Poles, Towers, and Fixtures	92,365,171	3,811,744
65	(365) Overhead Conductors and Devices	141,726,406	14,871,101
66	(366) Underground Conduit	52,616,554	3,827,428
67	(367) Underground Conductors and Devices	77,051,441	5,913,425
68	(368) Line Transformers	95,383,645	1,740,367
69	(369) Services	22,865,103	1,764,819
70	(370) Meters	33,864,043	1,100,302
71	(371) Installations on Customer Premises		
72	(372) Leased Property on Customer Premises		
73	(373) Street Lighting and Signal Systems	54,844,607	3,324,096
74	(374) Asset Retirement Costs for Distribution Plant		
75	TOTAL Distribution Plant (Enter Total of lines 60 thru 74)	655,708,234	37,881,852
76	5. GENERAL PLANT		
77	(389) Land and Land Rights		
78	(390) Structures and Improvements		
79	(391) Office Furniture and Equipment		
80	(392) Transportation Equipment	12,659,304	3,030
81	(393) Stores Equipment		
82	(394) Tools, Shop and Garage Equipment	2,687,990	362,991
83	(395) Laboratory Equipment	1,548,797	
84	(396) Power Operated Equipment	2,482,504	
85	(397) Communication Equipment		
86	(398) Miscellaneous Equipment		
87	SUBTOTAL (Enter Total of lines 77 thru 86)	19,378,595	366,021
88	(399) Other Tangible Property		
89	(399.1) Asset Retirement Costs for General Plant		
90	TOTAL General Plant (Enter Total of lines 87, 88 and 89)	19,378,595	366,021
91	TOTAL (Accounts 101 and 106)	2,716,490,632	110,979,828
92	(102) Electric Plant Purchased (See Instr. 8)		
93	(Less) (102) Electric Plant Sold (See Instr. 8)		
94	(103) Experimental Plant Unclassified		
95	TOTAL Electric Plant in Service (Enter Total of lines 91 thru 94)	2,716,490,632	110,979,828

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					44
1,348,342			153,207,586		45
12,474,313			1,879,230,487		46
					47
			3,481,012		48
			3,213,899		49
13,875			123,370,640		50
			23,879,708		51
124,060			27,082,464		52
4,695			34,059,235		53
			1,880,753		54
			5,314,277		55
			4,000		56
					57
142,630			222,285,988		58
					59
			1,984,546		60
1,426			6,075,189		61
2,124			78,456,549		62
					63
91,959			96,084,956		64
1,357,459			155,240,048		65
			56,443,982		66
52,468			82,912,398		67
327,313			96,796,699		68
94,957			24,534,965		69
1,199,462			33,764,883		70
					71
					72
274,128			57,894,575		73
					74
3,401,296			690,188,790		75
					76
					77
					78
					79
2,059,944			10,602,390		80
					81
			3,050,981		82
			1,548,797		83
132,400			2,350,104		84
					85
					86
2,192,344			17,552,272		87
					88
					89
2,192,344			17,552,272		90
18,210,583			2,809,259,877		91
					92
					93
					94
18,210,583			2,809,259,877		95

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Seven tracks in or near Louisville, Kentucky	Various	Various	432,069
3	US 42: Tract No. D152	01/31/2000	2010-2015	253,321
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22	Site development of land in or near Louisville, Ky.	09/30/1992	Various	11,382
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			696,772

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	STEAM PRODUCTION	
2	LGE NOx COMPLIANCE	141,805,696
3	MC1 WET STACK CONVERSION	6,760,310
4	MC3 WET STACK CONVERSION	4,949,925
5	CR5 PULVERIZER REPLACEMENT	2,481,314
6	MC3 FGD WET STACK OUTLET DUCTWORK	2,064,363
7	MC2 COOLING TOWER PIPE REPLACEMENT	1,818,983
8	MILL CREEK 2 REHEATER REPLACEMENT	1,622,700
9	CR5 PRECIPITATOR REFURBISHMENT	1,373,043
10	SDRS DUCT MATERIAL	1,302,677
11	MILL CREEK UNIT 4 SUPERHEATER PROJECT	1,216,931
12	MC4 CONTROLS UPGRADE PHASE 3	1,158,765
13	MC ASH POND EXPANSION STUDY	1,005,123
14	TC PRECIPITATOR REFURBISHMENT	975,064
15	MC2 COOLING TOWER PARTIAL REBUILD	881,932
16	MC3 FGD INLET DUCTWORK	821,796
17	CR ASBESTOS ABATEMENT	800,713
18	MILL CREEK LIMESTONE "A" - LIMESTONE CRUSHER	668,828
19	LIMESTONE CRUSHER	657,554
20	TC DUCTWORK	596,645
21	TC INTERMED SH HEADER REPLACEMENT	572,951
22	MC3 RH PARTIAL PENDANT REPLACEMENT	568,000
23	TRIMBLE UNIT 2	538,204
24	CR4 SDS RECYCLE PIPING REPLACEMENT	516,058
25	TC LOWER SLOPE	488,545
26	TC DUCTWORK #2	481,452
27	CR LANDFILL VERTICAL EXPANSION	444,135
28	CR4 PRECIPITATOR OUTLET DUCT REPLACEMENT	365,176
29	MILL CREEK UNIT 3 FGD MIST ELIMINATOR REPAIRS	357,944
30	TC MISC ENGR. PROJECTS	321,115
31	UPGRADE-STACKER RECLAIMER ELEC. SYS-TRIMBLE	321,094
32	CR5 PARTIAL REHEATER REPLACEMENT	316,453
33	TC SITE IMPROVEMENT 2003	306,705
34	SYS. LAB CEMS FLOW MONITORS - LGE	306,165
35	MILL CREEK ROUGH TERRAIN CRANE	297,445
36	MC4 "C" COAL PULVERIZER UPGRADE	286,685
37	MC2 TURBINE GENERATOR TSI UPGRADE	275,102
38	TC MISC PLANT ENGR. 03	268,800
39	TC COAL SAMPLER	251,721
40	MC4 VOLTAGE REGULATOR	251,649
41	CR5 SDRS MODULE LIQUID DIST RINGS	244,559
42	CR PYRITE SEPARATOR	239,558
43	TOTAL	312,470,728

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	MC2 A COAL PULVERIZER	232,518
2	MC2 C COAL PULVERIZER	229,298
3	TC SITE IMPROVE/PRESERVATION	224,801
4	MC2 B COAL PULVERIZER	224,449
5	TC E-BELT REPLACEMENT	221,921
6	MC 4 ID FAN EXPANSION JOINTS AND DUCT SUPPORT	220,604
7	MC4 "A" COAL PULVERIZER UPGRADE	220,546
8	MC4 "D" COAL PULVERIZER UPGRADE	217,848
9	MC1 MAIN STEAM LINK PIPE REPLACEMENT	216,645
10	TC ARCH NOSE TUBES	214,846
11	MC2 D COAL PULVERIZER	210,603
12	MC2 COOLING TOWER FIRE PROTECTION	207,021
13	MC2 WET STACK CONVERSION	203,537
14	MC4 MILL DAMPER DRIVES	202,362
15	MC SWITCHGEAR ROOM AIR HANDLESS UPGRADE	202,310
16	TC REPL. SERVICE BLDG CHILLER	201,646
17	MC2 RECYCLE PUMP UPGRADE	201,018
18	MC2 NORTH WATERWALL	199,390
19	MC2 EAST WATERWALL	198,360
20	MC CH TRACK DOZER	196,748
21	MC2 SOUTH WATERWALL	195,711
22	MC2 WEST WATERWALL	189,951
23	MC OFFICE RECONFIGURE	188,465
24	LGE- SL S02, NOX MONITOR REPLACEMENT	178,484
25	TC REACTANT TANK ROOF	176,397
26	MC 1 & 2 REACTANT SUPPLY LOOP REPLACEMENT	171,700
27	CANE RUN 5 SDRS DEMISTER REPLACEMENT	171,200
28	MC3 A COOLING TOWER	169,391
29	TC REFURBISH STRUCTURE AND TANKS	168,422
30	CANE RUN UNIT 5 UPGRADE ID FAN VARIABLE FREQUENCY DRIVE	168,363
31	UPGRADE CAN RUN TURBINE ROOM HOUSE CRANE	160,881
32	MILL CREEK 1 A CIRCULATING WATER PUMP UPGRADE	160,488
33	PURCHASE TC ASTI DATA MANAGER	160,043
34	CR4 COAL BURNER NOZZLE & CORE PIPE REPLACEMENT	159,892
35	MILL CREEK COAL HANDLING "C" CHUTE UPGRADE	157,975
36	MC2 BOTTOM ASH PIPING REPLACEMENT	156,653
37	CR4 GAS RECIRCULATING FAN HOUSING REPLACEMENT	153,160
38	REPL. B & C CONVEYOR BELTS	148,169
39	CR5 PREHEATER HOT END BASKET REPLACEMENT	145,020
40	MILL CREEK 1A FGC WET/DRY INTERFACE LINING	141,570
41	MILL CREEK UNIT 1 REACTION TANK BANDING	136,234
42	MILL CREEK 1B FGD WET/DRY INTERFACE LINING	134,667
43	TOTAL	312,470,728

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	TC UPGRADE SIEMENS VARIABLE FREQUENCY DRIVES	134,446
2	CR5 AIR HEATER BASKETS	134,101
3	PURCHASE AND REPLACE THE SLURRY RECYCLE SPRAY NOZZLES	132,814
4	PURCHASE SPARE CONDENSER CIRCUL. WATER PUMP	132,232
5	CR6 ID FAN DAMPER/DRIVE REPLACEMENT	131,472
6	CR5 SDRS HEAT TRACE & INSULATION	131,435
7	MILL CREEK RIVER CELL BUMPER SYSTEM	130,194
8	CR DOZER STORAGE BUILDING	129,393
9	MC 2 TURBINE BLADES 7TH STAGE	126,256
10	MC3 SOOTBLOWER CONTROL SYSTEM UPGRADE	124,593
11	MC COAL HANDLING ASBESTOS ABATEMENT	124,490
12	TC COAL CONDUIT REPLACEMENT	120,192
13	MC CRUSHER BIN CHUTES UPGRADE	119,811
14	CR5 TURBINE CROSSOVER EXPANSION JOINTS	118,981
15	CR COAL CONDUIT ELBOW	117,870
16	CR4 SDRS DEMISTERS	117,863
17	CR6A TRAVELING WATER SCREEN	117,050
18	TC GEN ALTERREX EXCITATION SYSTEM	116,433
19	MC3 MILL PERFORMANCE UPGRADE	115,306
20	MC 1-4 FGD REPLACE UPS	110,852
21	MC 1B TRAVELING WATER SCREEN REPLACEMENT	109,427
22	CR HSWP STRAINER REPLACEMENT	104,537
23	CR SERVICE WATER PIPING REPLACEMENT	101,508
24	MINOR PROJECTS	5,615,611
25		
26	HYDRAULIC PRODUCTION	
27	OHIO FALLS REDEVELOPMENT	4,344,890
28	OF - REDEVELOPMENT	2,945,939
29	OHIO FALLS STOPLOG & ROLLING GATE REPLACEMENT	334,009
30	OHIO FALLS ROOF REPLACEMENT	223,384
31	AIR COOLING WATER PUMP REPLACEMENT	180,534
32	OF HOUSE CRANE CONTROL UPGRADE	177,740
33	MINOR PROJECTS	40,468
34		
35	OTHER PRODUCTION	
36	TC CT7	17,341,983
37	TC CT8	17,306,682
38	TC CT9	17,300,441
39	TC CT10	17,300,274
40	TC CTS 7-10	2,297,814
41	TC 5 CT	277,273
42	TC 6 CT	257,880
43	TOTAL	312,470,728

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	CT CONST. TC PIPELINE	102,249
2	MINOR PROJECTS ** (SEE NOTE)	-1,958,626
3		
4	TRANSMISSION	
5	REPL MT TR 1 & TR 2	2,291,750
6	LT9 TRANSMISSION	1,167,007
7	CONST. 2.3 MI. NEW 69KV	693,056
8	BLUE LICK 138 - 60KV TRANSFORMER ADDITION	529,340
9	CANE RUN SWITCHING 138KV UNDERRATED BREAKER	514,590
10	REPLACE DEFECTIVE POLES	490,787
11	WORTHINGTON SUB 69KV LOOP	447,244
12	PADDY'S WEST TO NORTH SIDE CIRCUIT 4535	422,870
13	FORD - MIDDLETOWN 138 KV LINE	407,551
14	MIDDLETOWN 138KV BREAKER CHANGEOUT	319,000
15	HIGHLAND CLAY 69KV	226,038
16	ETHEL DAHLIA 69KV	206,649
17	LOU. WATERFRONT 69KV RELOCATION	197,070
18	BRECKENRIDGE REBUILD 66-54	166,091
19	LGE RTU PURCHASE	122,702
20	MINOR PROJECTS	1,064,190
21		
22	DISTRIBUTION	
23	GEMINI	8,693,940
24	WORTHINGTON SUBSTATION	1,999,171
25	DISTRIBUTION LINE TRANSFORMER	1,522,362
26	NEW BUS SUB UG 341	1,302,047
27	WORTHINGTON SUB - LINE WORK	1,296,664
28	DIST. OPERATIONS LGE INFRASTRUCTURE	988,717
29	NEW BUS ST LIGHT 340	748,025
30	VARIOUS DIST. PROJECTS	650,438
31	NEW BUS RES UG 341	481,254
32	LGE GEMINI	434,201
33	NETWORK VAULTS	430,050
34	LOU. WATER CO U/G FEED	380,909
35	STORM 5-5-2003	355,286
36	TAYLOR #3 REWIND	352,378
37	NEW BUS. SERV. 344 UNDERGROUND	332,130
38	CARTER 4KV CIRCUITS	310,561
39	BRECKINRIDGE BR-1184	285,993
40	630 S 5TH ST	284,291
41	RELOC DIST HWY FACILITIES	281,975
42	REP DEF EQ UG 320	263,969
43	TOTAL	312,470,728

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PURCHASE AND INSTALLATION OF ELECTRIC METERS	257,752
2	ETHEL 1173	255,800
3	REWIND FARNSLEY TR1 DUE TO A FAILED WINDING	251,394
4	NEW BUSINESS COMMERCIAL UNDERGROUND 344	241,541
5	CF28 TOUGHBOOK PROCUREMENT	212,690
6	BLANKET CABLE FOR JOINT TRENCH	208,445
7	KENWOOD SEC. 2 BREAKER	204,696
8	CIRCUIT HARD RELIABILTY UNDERGROUND 320	202,364
9	MISC TOOLS 3160	197,633
10	SMALLWORLD LICENSES	196,320
11	TOLLS AND EQUIP. 334	190,784
12	MISC DIST PROJECTS	184,691
13	REPLACE DEFECTIVE EQUIPMENT OH 320	182,890
14	POLE REPAIR/REPLACEMENT 320	163,671
15	NEW TECH. DIST. OPERATIONS 2003	157,675
16	STORM 4-20-03	141,549
17	TOOLS AND EQUIPMENT 340	140,987
18	PUB. WORKS RELOCATION OVERHEAD	117,385
19	PRESTON POLE REPLACEMENT	115,312
20	STORM 8-2-03	114,805
21	TRANSFORMER INSTALL - JOINT TRENCH	108,461
22	NEW BUS. RES. 344 UNDERGROUND	106,996
23	GIS SOFTWARE	106,740
24	NEW BUS RESIDENTIAL OVERHEAD 340	102,336
25	MINOR PROJECTS	1,936,529
26		
27		
28		
29		
30	** NOTE : OTHER PRODUCTION - MINOR PROJECTS IS A RESULT OF A CAPITAL	
31	RECOVERY FROM THE VENDOR ASSOCIATED WITH BROWN CT'S 6 & 7.	
32	CREDIT AMOUNT TO BE MOVED TO PLANT IN SERVICE IN 1'ST QTR. 2004.	
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	312,470,728

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,230,854,930	1,230,854,930		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	83,278,859	83,278,859		
4	(403.1) Depreciation Expense for Asset Retirement Costs	117,311	117,311		
5	(413) Exp. of Elec. Plt. Leas. to Others				
6	Transportation Expenses-Clearing	477,540	477,540		
7	Other Clearing Accounts				
8	Other Accounts (Specify, details in footnote):				
9	(151) Fuel Stock	188,230	188,230		
10	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 9)	84,061,940	84,061,940		
11	Net Charges for Plant Retired:				
12	Book Cost of Plant Retired	18,210,584	18,210,584		
13	Cost of Removal	6,073,599	6,073,599		
14	Salvage (Credit)	346,408	346,408		
15	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 12 thru 14)	23,937,775	23,937,775		
16	Other Debit or Cr. Items (Describe, details in footnote):	3,651,829	3,651,829		
17					
18	Book Cost or Asset Retirement Costs Retired				
19	Balance End of Year (Enter Totals of lines 1, 10, 15, 16, and 18)	1,294,630,924	1,294,630,924		
	Section B. Balances at End of Year According to Functional Classification				
20	Steam Production	833,220,467	833,220,467		
21	Nuclear Production				
22	Hydraulic Production-Conventional	9,323,687	9,323,687		
23	Hydraulic Production-Pumped Storage				
24	Other Production	24,339,836	24,339,836		
25	Transmission	118,861,370	118,861,370		
26	Distribution	295,944,367	295,944,367		
27	General	12,941,197	12,941,197		
28	TOTAL (Enter Total of lines 20 thru 27)	1,294,630,924	1,294,630,924		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 219 Line No.: 16 Column: c

Customer payments related to construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	LGE Receivables LLC	09/2000		5,000,000
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 0		TOTAL	5,000,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
		5,000,000		1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
		5,000,000		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	36,600,574	25,259,778	Electric
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	19,494,389	18,968,057	Electric
8	Transmission Plant (Estimated)	666,256	626,601	Electric
9	Distribution Plant (Estimated)	1,764,515	1,767,288	Electric, Gas
10	Assigned to - Other (provide details in footnote)	13,223		Various
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	21,938,383	21,361,946	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	3,712,279	3,608,669	Various
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	62,251,236	50,230,393	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 227 Line No.: 9 Column: c

Distribution Plant:

	Balance Beg. of Year	Balance End of Year
Electric	1,760,568	1,729,394
Gas	3,947	37,894
Total Distribution	1,764,515	1,767,288

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2004 No. (d)	2004 Amt. (e)
1	Balance-Beginning of Year	107,802.00	43,565	64,864.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:	62.00	43,971		
9	Adjustments	128.00			
10					
11					
12					
13					
14					
15	Total	190.00	43,971		
16					
17	Relinquished During Year:				
18	Charges to Account 509	47,289.00	36,374		
19	Other:				
20	Transfer to IMEA	385.00			
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year	60,318.00	51,162	64,864.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	904.00		904.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	904.00			
40	Balance-End of Year			904.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	904.00	149,079		
45	Gains		149,079		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2005		2006		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
64,864.00		64,864.00		1,566,930.00		1,869,324.00	43,565	1
[redacted]								2
								3
				62,379.00		62,379.00		4
								5
[redacted]								6
								7
						62.00	43,971	8
						128.00		9
								10
								11
								12
								13
								14
						190.00	43,971	15
[redacted]								16
								17
						47,289.00	36,374	18
[redacted]								19
						385.00		20
[redacted]								21
								22
								23
								24
								25
								26
								27
								28
64,864.00		64,864.00		1,629,309.00		1,884,219.00	51,162	29
[redacted]								30
								31
								32
								33
								34
								35
[redacted]								
904.00		902.50		42,351.50		45,966.00		36
				1,802.00		1,802.00		37
								38
				901.00		1,805.00		39
904.00		902.50		43,252.50		45,963.00		40
[redacted]								41
								42
								43
				901.00	74,842	1,805.00	223,921	44
					74,842		223,921	45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1					
2	SFAS 109 - Income Taxes				1,797,488
3					
4	Cost to Achieve Merger with KU		930.2)	1,814,670	
5					
6	VDT Workforce Reduction Cost	166,469	930.2)	30,399,780	67,810,296
7					
8	Asset Retirement Obligations	12,029,826	407.4)	6,014,913	6,014,913
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	12,196,295		38,229,363	75,622,697

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Manufactured gas plants	1,756,706	2,380	930.2	305,400	1,453,686
2						
3	Intangible Pension Asset	32,798,440		232	523,058	32,275,382
4						
5	One Utility Costs	954,357		930.2	954,357	
6						
7	Gas Supply Adjustment -					
8	Underbilled and collectible					
9	from customers	13,714,364	28,859,755	803	20,497,302	22,076,817
10						
11	Demand Side Management-					
12	Collectible from customers	1,577,123	4,294,096	142	5,846,668	24,551
13						
14	Gas Performance Based Ratemakng	4,242,823	4,014,090	803	2,776,518	5,480,395
15						
16	Financing Expense		8,234,588	181,189,	8,146,763	87,825
17				237		
18						
19	Earnings Sharing Mechanism					
20	collectible from customers	12,500,000	10,046,721	449	10,188,198	12,358,523
21						
22	Alstom Power Settlement		7,441,735			7,441,735
23						
24	Regulatory Expenses					
25	Electric		594,708			594,708
26	Gas		259,089			259,089
27						
28	Merger Surcredit Settlement		6,450,013	442	230,358	6,219,655
29						
30	Cellular Antenna Billable Chgs		38,122			38,122
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress		[redacted]			
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	67,543,813	[redacted]			88,310,488

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Pensions	781,196	-10,878,618
3	Workers Compensation	1,034,228	781,011
4	Bad Debts Reserve	551,650	407,972
5	Vacation Pay	759,339	962,922
6	Prepaid Transmission Fees	76,483	54,204
7	Other	108,474,376	105,335,597
8	TOTAL Electric (Enter Total of lines 2 thru 7)	111,677,272	96,663,088
9	Gas		
10	Pensions	-193,314	-2,987,507
11	Workers Compensation	323,945	260,641
12	Bad Debts Reserve	194,898	156,685
13	Vacation Pay	284,372	335,268
14	Capitalized Inventory	894,331	821,914
15	Other	16,258,582	16,186,469
16	TOTAL Gas (Enter Total of lines 10 thru 15	17,762,814	14,773,470
17	Other (Specify)		
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	129,440,086	111,436,558

Notes

	Electric Amounts Beg. Bal.	Electric Amounts End. Bal.	Gas Amounts Beg. Bal.	Gas Amounts End. Bal.
Fas 106	19,114,422	18,850,168	5,386,670	5,312,137
RAR Interest Res.	(781,730)	(7,319)	(153,561)	(4,955)
Public Liab. Res.	837,700	787,246	0	0
Non-Qual Thrift	177,130	156,811	46,096	40,695
Fas 133 Other Comp	5,549,901	5,109,212	1,387,476	1,277,303
Fas 109 Adj.	68,291,464	63,155,891	3,432,546	4,212,674
Contingent Liab.	359,088	358,364	0	0
Fas 112	751,767	870,771	204,522	238,088
State Tax Adj.	(1,330,504)	(3,166,326)	1,231,935	619,994
Minimum Pension Liab.	16,269,715	15,276,585	4,198,601	3,934,605
Afr. Amer Venture	69,889	59,693	11,222	9,562
DSM	72,106	73,082	607,465	615,362
Prepaid Insurance	(1,577,066)	(1,337,039)	(369,929)	(313,627)
Merg. Exp Rate Port.	(732,446)	0	0	0
Line Pack	0	0	71,714	80,408
Gas Franchise	0	0	36,915	37,966
Unclaimed Checks	268,208	253,123	67,052	63,281
Medical Plans	399,427	251,900	99,858	62,976
Mark to Market	62,792	(231,251)	0	0
Earnings Sharing Mech.	77,230	97,886	0	0
Environmental Cost Rec.	596,975	818,877	0	0
Non-Qual.Stock Opt.	(1,692)	0	0	0
Fas 143	0	3,957,923	0	0
	108,474,376	105,335,597	16,258,582	16,186,469

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock			
2	Without par value	75,000,000		
3	Total Common	75,000,000		
4				
5	Preferred Stock, Cumulative			
6	$25 Par Value	1,720,000		
7	5%		25.00	28.00
8	Without par value	6,750,000		
9	Auction Rate		100.00	100.00
10	$5.875 Series (1)			
11	Total Preferred	8,470,000		
12				
13				
14	Note:			
15	There is no Call Price for Common Stock,			
16	Without par value			
17				
18				
19	The Common Stock of Louisville Gas and Electric			
20	Company is owned by its parent company,			
21	LG&E Energy LLC.			
22				
23	The Preferred Stock is traded in the			
24	over-the-counter-market			
25				
26				
27	(1) See Note 1 of Notes to Financial			
28	Statements.			
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
						1
21,294,223	425,170,424					2
21,294,223	425,170,424					3
						4
						5
						6
860,287	21,519,300	485	12,125			7
						8
500,000	50,000,000					9
						10
1,360,287	71,519,300	485	12,125			11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1		
2	Accounts 210:	
3	Gain on Reaquired Preferred Stock, Cumulative 5% Series, $25 Par Value	5,699
4		
5		
6	Accounts 211:	
7	Contributed Capital - Misc.	40,000,000
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	40,005,699

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Expenses on Auction Rate Preferred Stock, Cumulative	1,088,280
2	Expenses on $5.875 Preferred Stock, Cumulative	284,247
3	Expenses on Common Stock	835,889
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	2,208,416

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221:		
2	First Mortgage Bonds		
3	6% Series, due 08/15/2003	42,600,000	
4	Pollution Control Bonds (2)		
5	Series R, due 11/01/2020, 6.55%		960,963
6	Series S, due 09/01/2017, Variable	31,000,000	312,946
7	Series T, due 09/01/2017, Variable	60,000,000	418,276
8	Series AA, due 09/01/2027, Variable	10,104,000	514,039
9	Series U, due 08/15/2013, Variable	35,200,000	234,448
10	Series V, due 08/15/2019, 5.625% (5)	102,000,000	
11	Series W, due 10/15/2020, 5.45% (5)	26,000,000	
12	Series X, due 04/15/2023, 5.9%	40,000,000	924,608
13	Series Y, due 05/01/2027, Variable	25,000,000	645,041
14	Series Z, due 08/01/2030, Variable	83,335,000	1,145,612
15	Series BB, due 09/01/2026, Variable	22,500,000	239,101
16	Series CC, due 09/01/2026, Variable	27,500,000	259,415
17	Series DD, due 11/01/2027, Variable	35,000,000	275,472
18	Series EE, due 11/01/2027, Variable	35,000,000	275,512
19	Series FF, due 10/01/2032, Variable	41,665,000	1,071,759
20	Series GG, due 10/01/2033, Variable (5)	128,000,000	3,239,500
21	TOTAL ACCOUNT 221	744,904,000	10,516,692
22			
23	INTEREST RATE SWAPS (3)		
24	TOTAL INTEREST SWAPS		
25			
26	ACCOUNT 223:		
27	Notes Payable to Fidelia 4.55% - unsecured (6)	100,000,000	
28	Notes Payable to Fidelia 5.31% - secured (6)	100,000,000	
29	TOTAL ACCOUNT 223	200,000,000	
30			
31	Account 224		
32	$5.875 Mandatorily Redeemable Preferred Stock (7)	23,750,000	
33	TOTAL	968,654,000	10,516,692

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
08/31/1993	08/15/2003	08/31/1993	08/15/2003		1,597,500	3
						4
11/01/1990	11/01/2020	11/01/1990	10/22/2002		-30	5
09/17/1992	09/1/2017	09/17/1992	09/01/2017	31,000,000	350,512	6
09/17/1992	09/1/2017	09/17/1992	09/01/2017	60,000,000	719,510	7
09/11/2001	09/1/2027	09/1/2001	09/01/2027	10,104,000	112,034	8
08/15/1993	08/15/2013	08/15/1993	08/15/2013	35,200,000	420,810	9
08/15/1993	08/15/2019	08/15/1993	08/15/2019		5,610,003	10
10/15/1993	10/15/2020	10/15/1993	10/15/2020		1,385,511	11
04/15/1995	04/15/2023	04/15/1995	04/15/2023	40,000,000	2,360,000	12
05/19/2000	05/1/2027	05/19/2000	05/1/2027	25,000,000	247,654	13
08/9/2000	08/1/2030	08/9/2000	08/1/2030	83,335,000	929,592	14
03/06/2002	09/01/2026	03/06/2002	09/01/2026	22,500,000	242,938	15
03/06/2002	09/01/2026	03/06/2002	09/01/2026	27,500,000	301,062	16
03/22/2002	11/01/2027	03/22/2002	11/01/2027	35,000,000	382,907	17
03/22/2002	11/01/2027	03/22/2002	11/01/2027	35,000,000	381,145	18
10/23/2002	10/01/2032	10/23/2002	10/01/2032	41,665,000	477,986	19
11/20/2003	10/01/2033	11/20/2003	10/01/2033	128,000,000	156,800	20
				574,304,000	15,675,934	21
						22
					4,515,154	23
					4,515,154	24
						25
						26
04/30/2003	04/30/2013			100,000,000	3,033,333	27
08/15/2003	08/15/2013			100,000,000	1,991,250	28
				200,000,000	5,024,583	29
						30
						31
				23,750,000	697,656	32
[redacted]				798,054,000	25,913,327	33

Blank Page

Schedule Page: 256 Line No.: 1 Column: a

Notes to FERC Form No.1 page 256:

(1) Debt premium and expenses are being amortized over the lives of the related issues.

(2) Pollution Control Bonds (Louisville Gas & Electric Projects) issued by Jefferson and Trimble Counties, Kentucky are secured by the assignment of loan payments by the Company to the Counties pursuant to loan agreements, and certain series are further secured by the delivery from time to time of an equal amount of the Company's First Mortgage Bonds, Pollution Control Series. No principal or interest is payable on these First Mortgage Bonds unless default on the loan agreements occurs.

(3) As of December 31, 2003, the Company had in effect six interest-rate swap agreements to hedge its exposure to tax exempt rates related to Pollution Control Bonds, Variable Rate Series. The Company's positions under the swap agreements are to pay a fixed rate and receive a variable rate based on the Bond Market Association Municipal Swap Index or London Interbank Offered Rate (LIBOR) and received a fixed rate. The specifics for each swap agreement related to notional amounts, maturity dates, payable and receivable positions are as follows:

Notional Amount	Maturity	Payable	Receivable
$17,000,000	02/03/2005	Fixed 4.309%	BMA Index
$83,335,000	11/02/2020	Fixed 5.495%	BMA Index
$32,000,000	10/01/2033	Fixed 3.657%	68% of 1 mo LIBOR
$32,000,000	10/01/2033	Fixed 3.645%	68% of 1 mo LIBOR
$32,000,000	10/01/2033	Fixed 3.695%	68% of 1 mo LIBOR
$32,000,000	10/01/2033	Fixed 3.648%	68% of 1 mo LIBOR

(4) Annual requirements for sinking funds of the First Mortgage Bonds (other than First Mortgage Bonds issued in connection with the Pollution Control Bonds) are the amounts necessary to redeem 1% of the highest principal amount of each series of bonds at any time outstanding. Property additions (166 2/3% of principal amounts of bonds otherwise required to be so redeemed) have been applied in lieu of cash.

The trust indenture securing the First Mortgage Bonds constitutes a direct first mortgage lien upon substantially all property owned by the Company. The indenture, as supplemented, provides that portions of retained earnings will not be available for dividends on common stock under certain conditions. No portion of retained earnings is presently restricted by the provision.

(5) During 2003, the Company executed the following refinancings of Pollution Control Bonds for their full face value:

Issued	Redeemed
Series GG, due 10/1/2033	Series V, due 8/15/2019
	Series W, due 10/15/2020

(6) During 2003, the Company executed new long-term loans with Fidelia Corporation (an E.ON affiliate). The Company used the proceeds to repay the maturing $42.6 million First Mortgage Bonds 6% Series, due 08/15/2003 and repaid notes payable to associated companies. The 5.31% series is secured by a second mortgage lien on substantially all property owned by the Company.

(7) See Note 1 of Notes to Financial Statements.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	90,844,954
2		
3		
4	Taxable Income Not Reported on Books	
5	See Footnotes	10,056,838
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	See Footnotes	93,924,545
11		
12		
13		
14	Income Recorded on Books Not Included in Return	
15	See Footnotes	12,055,276
16		
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20	See Footnotes	96,830,467
21		
22		
23		
24		
25		
26		
27	Federal Tax Net Income	85,940,594
28	Show Computation of Tax:	
29		
30	Federal Tax Net Income	85,940,594
31	35% Rounded	30,079,208
32	Add: Adjustment of Prior Years Taxes to Actual	-4,308,256
33		
34		
35	Total	25,770,952
36		
37		
38		
39		
40		
41		
42		
43		
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 261 Line No.: 5 Column: b

Contributions In Aid of Construction	9,408,413
Environmental Cost Recovery/Fuel Adj.Clause Refund	549,774
Other	98,651

	10,056,838
	==========

Schedule Page: 261 Line No.: 10 Column: b

Federal Income Taxes:	
Utility Operating Income	30,601,341
Other Income and Deductions	(4,830,389)
Provision for Deferred Income Taxes-Net	18,508,900
Fas 106 Cost Write-Off (Postretirement)	3,225,034
Preferred Dividend Interest	581,380
Capitalized Interest	8,800,000
Amortization Merger Exp. Ratepayer Portion	1,814,670
One Utility Cost	954,357
VDT Amortization	30,399,780
RAR Interest Reserve	2,286,816
Prepaid Insurance	734,169
Other	848,487

	93,924,545
	===========

Schedule Page: 261 Line No.: 15 Column: b

Investment Tax Credit	4,207,167
Purchased Gas Adjustment	5,948,291
Bad Debts Reserve	710,069
Mark to Market	728,512
Other	461,237

	12,055,276
	===========

Schedule Page: 261 Line No.: 20 Column: b

Loss on Reacquired Debt-Amortization	2,490,309
Cost of Removal Charged to Book Depre Reserve	5,000,000
Pensions	26,544,942
Method Life-Depreciation	54,214,000
State Income Tax Deduction	829,715
Regulatory Expenses	7,073,452
Other	678,049

	96,830,467
	===========

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Federal:					
2	Income	-4,740,983		25,770,952	17,750,926	
3	Unemployment Insurance	17,651		71,560	48,336	
4	FICA	215,620		4,407,436	4,200,765	
5	Highway Use			375	375	
6	Excise Tax					
7	IFTA			4,688	4,688	
8						
9	Kentucky:					
10	Income	4,112,705		9,843,658	6,957,149	
11	Unemployment Insurance	10,769		33,323	29,759	
12	Regulatory Commission Fee			1,633,491	1,633,491	
13	6% Use	446,562		2,050,554	2,089,433	
14	Auto License			61,132	61,132	
15	Excise Tax					
16	Weight Distance			531	531	
17	Coal Tax			579	579	
18	Hazardous Waste					
19						
20	Indiana:					
21	5% Use	-147		450	142	
22	Gross Receipts	1,186,782		160,000	160,000	
23						
24	Local:					
25	Occupational	-724		6,024	12,788	
26						
27	Kentucky & Local					
28	Property Taxes	191,067		10,667,234	4,593,195	
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	1,439,302		54,711,987	37,543,289	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. *Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.*
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. *Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1* pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
3,279,043		25,716,351	-1,695,832		1,750,433	2
40,875		83,984			-12,424	3
422,291		3,821,729			585,707	4
					375	5
		-5,512			5,512	6
					4,688	7
						8
						9
6,999,214		9,484,641	-435,676		794,693	10
14,333		753			32,570	11
		1,225,118			408,373	12
407,683					2,050,554	13
					61,132	14
						15
					531	16
		579				17
						18
						19
						20
161		450				21
1,186,782					160,000	22
						23
						24
-7,488		4,880			1,144	25
						26
						27
6,265,106		7,917,032			2,750,202	28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
18,608,000		48,250,005	-2,131,508		8,593,490	41

Blank Page

Schedule Page: 262 Line No.: 1 Column: a

Louisville Gas and Electric Company
Taxes Accrued, Prepaid and Charged During the Year

Segregation of Other	Other	Gas Accounts 408.1-409.1	Other Accounts(1)
Federal:			
Income	1,750,433	4,884,990	(3,134,557)
Unemp Ins	(12,424)	21,278	(33,702)
FICA	585,707	967,583	(381,876)
Highway Use	375	0	375
Excise Tax	5,512	0	5,512
IFTA	4,688	0	4,688
Kentucky:			
Income	794,693	1,523,067	(728,374)
Unemp Ins	32,570	199	32,371
Reg Commission Fee	408,373	408,373	0
6% Use	2,050,554	0	2,050,554
Auto License	61,132	0	61,132
Weight Distance	531	0	531
Indiana:			
Gross Receipts	160,000	0	160,000
Local:			
Occupational	1,144	1,144	0
Kentucky & Local Property Taxes	2,750,202	2,617,718	132,484
Total	8,593,490	10,424,352	(1,830,862)

(1) Other Accounts include Other Income and Deductions and Balance Sheet accounts.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year Account No. (c)	Deferred for Year Amount (d)	Allocations to Current Year's Income Account No. (e)	Allocations to Current Year's Income Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%						
6							
7		52,471,908			411.4	4,008,756	
8	TOTAL	52,471,908				4,008,756	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16	Gas Utility	2,064,537			411.4	198,411	
17	TOTAL	2,064,537				198,411	
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
			3
			4
			5
			6
48,463,152	32 years		7
48,463,152			8
			9
			10
			11
			12
			13
			14
			15
1,866,126	33 years		16
1,866,126			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits	Balance at Beginning of Year	DEBITS		Credits	Balance at End of Year
			Contra Account	Amount		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Gas Supply Adjustments -					
2	overbilled and refundable					
3	to customers	3,153,573	803		3,651,733	6,805,306
4						
5	Demand Side Management -					
6	revenues refundable to					
7	customers	1,683,671	142		21,984	1,705,655
8						
9	Prepaid transmission					
10	system use fee:					
11	MCI Telecommunications	137,580	454	22,296		115,284
12	East Kentucky Power Coop	65,598	454	243,398	324,900	147,100
13						
14	Revenue Subject to Refund	1,721,548	449	2,750,899	3,074,677	2,045,326
15						
16	Long-Term Derivative Liability	17,115,443	219 / 190	1,149,157		15,966,286
17						
18	Texas Gas Transmission Refund					
19	to customers	328,505	803	330,664	2,159	
20						
21	Clearing Accounts Transferred					
22	from Other Deferred Debits				81,793	81,793
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	24,205,918		4,496,414	7,157,246	26,866,750

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	328,736,754	33,065,843	19,641,105
3	Gas	41,552,953	5,145,312	1,995,837
4				
5	TOTAL (Enter Total of lines 2 thru 4)	370,289,707	38,211,155	21,636,942
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	370,289,707	38,211,155	21,636,942
10	Classification of TOTAL			
11	Federal Income Tax	299,200,044	32,658,048	17,902,584
12	State Income Tax	71,089,663	5,553,107	3,734,358
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS						
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits		Balance at End of Year	Line No.
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
				409.3	1,658,229	343,819,721	2
						44,702,428	3
							4
					1,658,229	388,522,149	5
							6
							7
							8
					1,658,229	388,522,149	9
							10
					1,319,291	315,274,799	11
					338,938	73,247,350	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR: Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR: Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Loss on Reacquired Debt	7,040,754	1,214,683	373,234
4	Regulatory Expenses		2,750,447	
5	Fas 109 Adjustment	7,631,902		
6				
7				
8	Other	36,341,929	1,109,531	10,148,154
9	TOTAL Electric (Total of lines 3 thru 8)	51,014,585	5,074,661	10,521,388
10	Gas			
11	Loss on Reacquired Debt	570,158	233,091	67,712
12	Regulatory Expenses		104,575	
13	Fas 109 Adjustment	141,336		
14				
15	Purchased Gas Adjustment	12,311,942	2,400,879	6,452,605
16	Other	8,337,611	202,969	2,538,106
17	TOTAL Gas (Total of lines 11 thru 16)	21,361,047	2,941,514	9,058,423
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	72,375,632	8,016,175	19,579,811
20	Classification of TOTAL			
21	Federal Income Tax	58,672,903	6,377,689	15,578,758
22	State Income Tax	13,702,729	1,638,486	4,001,053
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	
[redacted]							1
							2
						7,882,203	3
						2,750,447	4
					2	7,631,904	5
							6
							7
		190	174,938			27,128,368	8
			174,938		2	45,392,922	9
[redacted]							10
						735,537	11
						104,575	12
						141,336	13
							14
						8,260,216	15
		190	18,240		-2	5,984,232	16
			18,240		-2	15,225,896	17
							18
			193,178			60,618,818	19
[redacted]							20
			154,542			49,317,292	21
			38,636			11,301,526	22
							23

NOTES (Continued)

Schedule Page: 276 Line No.: 8 Column: b

IRS Rollover-Amort Cap Legal Costs	(14,656)
Weatherization - DSM	90,791
One Utility Cost	301,120
FAS 133 Other Comp Income	72,960
VDT Amortization	30,846,402
Earnings Sharing Mechanism	5,045,312

	36,341,929
	==========

Schedule Page: 276 Line No.: 8 Column: c

VDT Amortization	811,877
Sec. 174 Qualified Software RE	297,654

	1,109,531
	=========

Schedule Page: 276 Line No.: 8 Column: d

One Utility Cost	301,120
VDT Amortization	9,816,089
Earnings Sharing Mechanism	30,945

	10,148,154
	==========

Schedule Page: 276 Line No.: 8 Column: h

Fas 133 Other Comp Income	174,938

	174,938
	========

Schedule Page: 276 Line No.: 8 Column: k

IRS Rollover-Amort Cap Legal Costs	(14,656)
Weatherization - DSM	90,791
Fas 133 Other Comp Income	(101,978)
VDT Amortization	21,842,190
Earnings Sharing Mechanism	5,014,367
Sec. 174 Qualified Software RE	297,654

	27,128,368
	============

Schedule Page: 276 Line No.: 16 Column: b

IRS Rollover-Amort Cap Legal Costs	(4,375)
Weatherization - DSM	528,061
One Utility Cost	84,084

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Fas 133 Other Comp Income	18,240
VDT Amortization	7,711,601

	8,337,611
	===========

Schedule Page: 276 Line No.: 16 Column: c

VDT Amortization	202,969

	202,969
	========

Schedule Page: 276 Line No.: 16 Column: d

One Utility Cost	84,084
VDT Amortization	2,454,022

	2,538,106
	=========

Schedule Page: 276 Line No.: 16 Column: h

Fas 133 Other Comp Income	18,240

	18,240
	=======

Schedule Page: 276 Line No.: 16 Column: k

IRS Rollover-Amort Cap Legal Costs	(4,375)
Weatherization - DSM	528,061
VDT Amortization	5,460,546

	5,984,232
	===========

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making *actions of regulatory agencies (and not includable in other amounts)*
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1					
2					
3	FASB 109 - Income Taxes	190)	5,135,573	780,128	42,977,891
4					
5	Asset Retirement Obligations	407)	728,690	813,371	84,681
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		5,864,263	1,593,499	43,062,572

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	223,403,935	232,526,971
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	187,500,070	185,305,880
5	Large (or Ind.) (See Instr. 4)	111,535,245	111,988,000
6	(444) Public Street and Highway Lighting	6,091,166	5,968,522
7	(445) Other Sales to Public Authorities	52,401,157	51,793,335
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	580,931,573	587,582,708
11	(447) Sales for Resale	169,781,889	120,552,327
12	TOTAL Sales of Electricity	750,713,462	708,135,035
13	(Less) (449.1) Provision for Rate Refunds	411,888	-11,655,364
14	TOTAL Revenues Net of Prov. for Refunds	750,301,574	719,790,399
15	Other Operating Revenues		
16	(450) Forfeited Discounts	1,652,460	1,884,275
17	(451) Miscellaneous Service Revenues	755,585	712,178
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	4,381,422	1,079,251
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	11,096,468	12,575,130
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	17,885,935	16,250,834
27	TOTAL Electric Operating Revenues	768,187,509	736,041,233

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
3,834,690	4,035,725	337,768	334,328	2
				3
3,482,249	3,492,517	40,963	40,893	4
2,935,754	3,028,490	410	407	5
69,484	69,101	3,514	3,494	6
1,181,173	1,184,292	2,284	2,236	7
				8
				9
11,503,350	11,810,125	384,939	381,358	10
7,678,323	6,387,103	37	37	11
19,181,673	18,197,228	384,976	381,395	12
				13
19,181,673	18,197,228	384,976	381,395	14

Line 12, column (b) includes $ 2,752,000 of unbilled revenues.

Line 12, column (d) includes 55,679 MWH relating to unbilled revenues

Blank Page

Schedule Page: 300 Line No.: 4 Column: b

The Company uses a rate schedule basis of classification, according to which sales under Large Commercial Rate LC (demand and energy type) are classified as Large Commercial, sales under Industrial Power Rate LP (demand and energy type) are classified as Large Industrial and sales under General Rate GS (block type) are classified as Small Commercial and Industrial.

Includes Small Commercial and Industrial Sales

(b) 82,214,514
(c) 82,172,746
(d) 1,262,836
(e) 1,285,467
(f) 38,531
(g) 38,541

Schedule Page: 300 Line No.: 11 Column: c

2002 Sales for Resale revenues restated ($22,449,318)due to a 2003 accounting change required by EITF 02-03, netting brokered purchases and brokered revenues.

Schedule Page: 300 Line No.: 11 Column: e

2002 Sales for Resale volumes restated (874,896,000) due to a 2003 accounting change required by EITF 02-03, netting brokered sales and brokered purchases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	RESIDENTIAL SALES					
2	R Residential	3,792,606	220,584,120	337,768	11,228	0.0582
3	WH Water Heating *	17,035	740,734	6,067	2,808	0.0435
4	OL Outdoor Lighting *	6,162	884,081	6,348	971	0.1435
5	Unbilled Revenues	18,887	1,195,000			0.0633
6	* Duplicate Customers			-12,415		
7	Subtotal	3,834,690	223,403,935	337,768	11,353	0.0583
8						
9	SMALL COMM'L AND IND'L SALES					
10	GS General Service	1,175,925	75,166,503	38,531	30,519	0.0639
11	GS Space Heating *	34,298	1,715,778	961	35,690	0.0500
12	WH Water Heating *	200	9,224	121	1,653	0.0461
13	OL Outdoor Lighting *	45,149	4,835,009	9,044	4,992	0.1071
14	Unbilled Revenues	7,264	488,000			0.0672
15	* Duplicate Customers			-10,126		
16	Subtotal	1,262,836	82,214,514	38,531	32,775	0.0651
17						
18	LARGE COMMERCIAL SALES					
19	LC Large Commercial	1,871,649	89,735,311	2,387	784,101	0.0479
20	TOD Time of Day	331,397	14,835,245	45	7,364,378	0.0448
21	Unbilled Revenues	16,367	715,000			0.0437
22	Subtotal	2,219,413	105,285,556	2,432	912,588	0.0474
23						
24	LARGE INDUSTRIAL SALES					
25	LP Industrial Power	642,027	29,424,342	359	1,788,376	0.0458
26	TOD Time of Day	1,796,455	62,618,918	48	37,426,146	0.0349
27	Special Contracts	492,447	19,372,985	3	164,149,000	0.0393
28	Unbilled Revenues	4,825	119,000			0.0247
29	Subtotal	2,935,754	111,535,245	410	7,160,376	0.0380
30						
31	PUBLIC STREET & HWY LIGHTING					
32	PSL Public Street Lighting	51,463	4,947,965	1,659	31,020	0.0961
33	SLE Street Lighting Energy	3,869	140,363	124	31,202	0.0363
34	OL Outdoor Lighting	2,412	428,326	861	2,801	0.1776
35	TLE Traffic Lighting Energy	11,485	557,512	870	13,201	0.0485
36	Unbilled Revenues	255	17,000			0.0667
37	Subtotal	69,484	6,091,166	3,514	19,773	0.0877
38						
39						
40						
41	TOTAL Billed	11,447,671	578,179,573	384,939	29,739	0.0505
42	Total Unbilled Rev.(See Instr. 6)	55,679	2,752,000	0	0	0.0494
43	TOTAL	11,503,350	580,931,573	384,939	29,884	0.0505

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. *If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each* applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	SALES TO PUBLIC AUTHORITIES					
2	GS General Service	110,740	6,949,442	1,958	56,558	0.0628
3	GS Space Heating *	4,397	210,610	59	74,525	0.0479
4	WH Water Heating *	13	577	4	3,250	0.0444
5	LC Large Commercial	335,625	17,201,214	257	1,305,934	0.0513
6	LP Industrial Power	22,925	1,109,903	34	674,265	0.0484
7	TOD Time of Day	447,972	17,973,354	32	13,999,125	0.0401
8	Special Contracts	251,420	8,738,057	3	83,806,667	0.0348
9	Unbilled Revenues	8,081	218,000			0.0270
10	* Duplicate customers			-63		
11	Subtotal	1,181,173	52,401,157	2,284	517,151	0.0444
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	11,447,671	578,179,573	384,939	29,739	0.0505
42	Total Unbilled Rev.(See Instr. 6)	55,679	2,752,000	0	0	0.0494
43	TOTAL	11,503,350	580,931,573	384,939	29,884	0.0505

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 304 Line No.: 2 Column: c
Includes fuel adjustment clause of $732,364

Schedule Page: 304 Line No.: 3 Column: c
Includes fuel adjustment clause of $2,326

Schedule Page: 304 Line No.: 4 Column: c
Includes fuel adjustment clause of $801

Schedule Page: 304 Line No.: 10 Column: c
Includes fuel adjustment clause of $146,321

Schedule Page: 304 Line No.: 11 Column: c
Includes fuel adjustment clause of $12,510

Schedule Page: 304 Line No.: 12 Column: c
Includes fuel adjustment clause of $29

Schedule Page: 304 Line No.: 13 Column: c
Includes fuel adjustment clause of $5,733

Schedule Page: 304 Line No.: 19 Column: c
Includes fuel adjustment clause of $216,927

Schedule Page: 304 Line No.: 20 Column: c
Includes fuel adjustment clause of $34,988

Schedule Page: 304 Line No.: 25 Column: c
Includes fuel adjustment clause of $65,789

Schedule Page: 304 Line No.: 26 Column: c
Includes fuel adjustment clause of $147,178

Schedule Page: 304 Line No.: 27 Column: c
Includes fuel adjustment clause of $56,830

Schedule Page: 304 Line No.: 32 Column: c
Includes fuel adjustment clause of $6,635

Schedule Page: 304 Line No.: 33 Column: c
Includes fuel adjustment clause of $493

Schedule Page: 304 Line No.: 34 Column: c
Includes fuel adjustment clause of $307

Schedule Page: 304 Line No.: 35 Column: c
Includes fuel adjustment clause of $1,127

Schedule Page: 304.1 Line No.: 2 Column: c
Includes fuel adjustment clause of $16,788

Schedule Page: 304.1 Line No.: 3 Column: c
Includes fuel adjustment clause of $1,626

Schedule Page: 304.1 Line No.: 4 Column: c
Includes fuel adjustment clause of $1

Schedule Page: 304.1 Line No.: 5 Column: c
Includes fuel adjustment clause of $35,954

Schedule Page: 304.1 Line No.: 6 Column: c
Includes fuel adjustment clause of $2,765

Schedule Page: 304.1 Line No.: 7 Column: c
Includes fuel adjustment clause of $48,404

Schedule Page: 304.1 Line No.: 8 Column: c
Includes fuel adjustment clause of $30,711

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Alabama Electric Cooperative, Inc.	OS	(1)			
2	Allegheny Energy Supply Company, LLC	OS	(1)			
3	Ameren Energy, Inc.	OS	(1)			
4	American Electric Power Service Corp	OS	(1)			
5	AMP-Ohio	OS	(1)			
6	Aquila Merchant Services, Inc.	OS	(1)			
7	Associated Electric Coop Inc	OS	(1)			
8	Big Rivers Electric Corp.	OS	(1)			
9	Bluegrass Generation Company, LLC	OS	(1)			
10	BP Energy Company	OS	(1)			
11	Brascan Energy Marketing, Inc.	OS	(1)			
12	Cargill Power Markets, LLC	OS	(1)			
13	Cincinnati Gas & Electric Company	OS	(1)			
14	CMS Marketing, Services & Trading Corp.	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
12,075		403,319		403,319	1
-1,275		-62,557		-62,557	2
57,032		1,711,264		1,711,264	3
259,282	1,505	10,164,226		10,165,731	4
58		3,059		3,059	5
-2,003		-90,255		-90,255	6
357,513		10,599,176		10,599,176	7
36,589		1,073,406		1,073,406	8
	-416			-416	9
39,633		1,273,078		1,273,078	10
33,343		806,024		806,024	11
46,696		1,407,306		1,407,306	12
75,193		3,003,923		3,003,923	13
-1,611		-83,354		-83,354	14
0	0	0	0	0	
7,678,323	5,991,982	163,789,907	0	169,781,889	
7,678,323	**5,991,982**	**163,789,907**	**0**	**169,781,889**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Cobb Electric Membership Corporation	OS	(1)			
2	Conectiv Energy Supply, Inc.	OS	(1)			
3	ConocoPhillips Company	OS	(1)			
4	Constellation Power Source Inc.	OS	(1)			
5	Consumers Energy Company	OS	(1)			
6	Coral Power, LLC	OS	(1)			
7	Dayton Power & Light Co.	OS	(1)			
8	Detroit Edison Company	OS	(1)			
9	Dominion Energy Marketing, Inc.	OS	(1)			
10	DTE Energy Trading Inc.	OS	(1)			
11	Duke Energy Trading and Marketing, LLC	OS	(1)			
12	Dynegy Power Marketing, Inc.	OS	(1)			
13	Eagle Energy Partners I, L.P.	OS	(1)			
14	East Kentucky Power Coop. Inc.	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
4,042		96,094		96,094	1
105		3,562		3,562	2
8,897		274,603		274,603	3
110,571		3,407,417		3,407,417	4
-29		-2,017		-2,017	5
-28,343		-814,969		-814,969	6
84,868		2,992,053		2,992,053	7
51,471		1,914,465		1,914,465	8
89,072		3,099,640		3,099,640	9
123,367		3,797,443		3,797,443	10
207,762		6,631,727		6,631,727	11
12,239		351,791		351,791	12
74		2,590		2,590	13
551,505	5,990,893	13,017,242		19,008,135	14
0	0	0	0	0	
7,678,323	5,991,982	163,789,907	0	169,781,889	
7,678,323	**5,991,982**	**163,789,907**	**0**	**169,781,889**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classifi-cation (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Edison Mission Marketing & Trading, Inc	OS	(1)			
2	El Paso Merchant Energy, LP	OS	(1)			
3	Electric Energy Inc.	OS				
4	Entergy-Koch Trading, LP	OS	(1)			
5	Exelon Generation Company, LLC	OS	(1)			
6	Hoosier Energy Rural Electric Coop	OS	(1)			
7	Illinois Municipal Electric Agency	OS	(1)			
8	Indiana Municipal Power Agency	OS	(1)			
9	Indianapolis Power & Light Company	OS	(1)			
10	Kansas City Power & Light Company	OS	(1)			
11	Kentucky Utilities Company	IF	(3)			
12	LG&E Energy Marketing Inc.	OS	(1)			
13	Mirant Americas Energy Marketing , LP	OS	(1)			
14	Morgan Stanley Capital Group Inc.	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
-3,471		-102,404		-102,404	1
-2,942		-121,603		-121,603	2
71,531		1,734,864		1,734,864	3
23,428		679,919		679,919	4
32,243		1,034,955		1,034,955	5
39,740		1,500,837		1,500,837	6
11,728		369,491		369,491	7
17,218		534,586		534,586	8
26,870		1,173,912		1,173,912	9
84,076		2,653,237		2,653,237	10
4,127,870		53,730,618		53,730,618	11
266,585		9,360,856		9,360,856	12
-5,242		-264,341		-264,341	13
50,777		1,623,792		1,623,792	14
0	0	0	0	0	
7,678,323	5,991,982	163,789,907	0	169,781,889	
7,678,323	**5,991,982**	**163,789,907**	**0**	**169,781,889**	

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	No. Indiana Public Service Co	OS	(1)			
2	Northern States Power Company	OS	(1)			
3	Ohio Valley Electric Corporation	OS	(1)			
4	PG&E Energy Trading - Power, L.P.	OS	(1)			
5	PPL Energy Plus, LLC	OS	(1)			
6	PSEG Energy Resources & Trade LLC	OS	(1)			
7	Public Service Company of Colorado	OS	(1)			
8	Reliant Energy Services, Inc.	OS	(1)			
9	Select Energy, Inc.	OS	(1)			
10	Sempra Energy Trading Corp.	OS	(1)			
11	Southeastern Power Administration	OS	(1)			
12	Southern Company Services, Inc.	OS	(1)			
13	Southern Illinois Power Cooperative	OS	(1)			
14	Southern Indiana Gas & Electric Co.	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE			Total ($) (h+i+j) (k)	Line No.
	Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)		
70,669		2,304,174		2,304,174	1
2,557		75,468		75,468	2
433		45,281		45,281	3
-400		-6,200		-6,200	4
1,959		99,085		99,085	5
-1,200		-24,300		-24,300	6
-400		-15,800		-15,800	7
-393		-18,338		-18,338	8
31,673		1,056,889		1,056,889	9
-2,020		-63,068		-63,068	10
37,586		936,694		936,694	11
6,947		349,504		349,504	12
1,856		55,281		55,281	13
14,998		528,539		528,539	14
0	0	0	0	0	
7,678,323	5,991,982	163,789,907	0	169,781,889	
7,678,323	**5,991,982**	**163,789,907**	**0**	**169,781,889**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Split Rock Energy LLC	OS	(1)			
2	Strategic Energy L.L.C.	OS	(1)			
3	Tenaska Power Services Co	OS	(1)			
4	Tennessee Valley Authority	OS	(1)			
5	The Energy Authority	OS	(1)			
6	Tractebel Energy Marketing Inc.	OS	(1)			
7	TXU Energy Trading Company LP	OS	(1)			
8	Virginia Electric and Power Company	OS	(1)			
9	Wabash Valley Power Assn	OS	(1)			
10	Westar Energy, Inc.	OS	(1)			
11	Williams Power Company, Inc.	OS	(1)			
12	Note: Negative revenues and mwh's sold					
13	result from the netting of brokered					
14	activity and represent net purchases.					
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
14,785		442,087		442,087	1
51		1,886		1,886	2
19,288		600,205		600,205	3
409,244		12,552,491		12,552,491	4
27,879		862,246		862,246	5
1,323		56,233		56,233	6
-2,400		-114,000		-114,000	7
57,683		1,777,374		1,777,374	8
25,652		738,726		738,726	9
92,840		2,692,029		2,692,029	10
-824		-31,554		-31,554	11
					12
					13
					14
0	0	0	0	0	
7,678,323	5,991,982	163,789,907	0	169,781,889	
7,678,323	**5,991,982**	**163,789,907**	**0**	**169,781,889**	

Name of Respondent Louisville Gas and Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 310 Line No.: 1 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 1 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 2 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 2 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 3 Column: b

Schedule Page: 310 Line No.: 3 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 4 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 4 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 5 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 5 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310 Line No.: 6 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 6 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 7 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 7 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 8 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 8 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 9 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 9 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310 Line No.: 10 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 10 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 11 Column: b
Non-Diaplacement Energy
Schedule Page: 310 Line No.: 11 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310 Line No.: 12 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 12 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 13 Column: b
Non-Displacement Energy
Schedule Page: 310 Line No.: 13 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310 Line No.: 14 Column: b
Non-Displacement Energy

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 310 Line No.: 14 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 1 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 1 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.1 Line No.: 2 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 2 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.1 Line No.: 3 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 3 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 4 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 4 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 5 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 5 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.1 Line No.: 6 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 6 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 7 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 7 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 8 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 8 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 9 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 9 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.1 Line No.: 10 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 10 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 11 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 11 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 12 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 12 Column: c
(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.1 Line No.: 13 Column: b
Non-Displacement Energy

Schedule Page: 310.1 Line No.: 13 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.1 Line No.: 14 Column: b

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Firm, interruptible Energy

Schedule Page: 310.1 Line No.: 14 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 1 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 1 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.2 Line No.: 2 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 2 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 3 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 3 Column: c

Sale of power pursuant to the Inter-Company Agreement among Electric Energy, Inc. and Sponsoring Companies dated May 1951.

Schedule Page: 310.2 Line No.: 4 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 4 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 5 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 5 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 6 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 6 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.2 Line No.: 7 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 7 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 8 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 8 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 9 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 9 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.2 Line No.: 10 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 10 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.2 Line No.: 11 Column: a

Louisville Gas and Electric Company and Kentucky Utilities Company are both owned by LG&E Energy LLC.

Schedule Page: 310.2 Line No.: 11 Column: c

(3) FERC Rate Schedule No. 1, The Power System Supply Agreement, FERC Docket No. ER98-111-000

Schedule Page: 310.2 Line No.: 12 Column: a

LG&E Energy Marketing is a wholly owned subsidary of LG&E Energy LLC.

Schedule Page: 310.2 Line No.: 12 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 12 Column: c

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 13 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 13 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.2 Line No.: 14 Column: b

Non-Displacement Energy

Schedule Page: 310.2 Line No.: 14 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 1 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 1 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 2 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 2 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 3 Column: a

The company owns 4.9% of the common stock of Ohio Valley Electric Corporation.

Schedule Page: 310.3 Line No.: 3 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 3 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 4 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 4 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 5 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 5 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 6 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 6 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 7 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 7 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 8 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 8 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 9 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 9 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 10 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 10 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.3 Line No.: 11 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 11 Column: c

(1) FERC Electric Tariff, Original Volume No. 2

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 310.3 Line No.: 12 Column: b
Non-Displacement Energy
Schedule Page: 310.3 Line No.: 12 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310.3 Line No.: 13 Column: b
Non-Displacement Energy
Schedule Page: 310.3 Line No.: 13 Column: c
(1)FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310.3 Line No.: 14 Column: b
Non-Displacement Energy
Schedule Page: 310.3 Line No.: 14 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310.4 Line No.: 1 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 1 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310.4 Line No.: 2 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 2 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310.4 Line No.: 3 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 3 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310.4 Line No.: 4 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 4 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310.4 Line No.: 5 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 5 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310.4 Line No.: 6 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 6 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310.4 Line No.: 7 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 7 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310.4 Line No.: 8 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 8 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310.4 Line No.: 9 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 9 Column: c
(1) FERC Electric Tariff, Original Volume No. 2
Schedule Page: 310.4 Line No.: 10 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 10 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.
Schedule Page: 310.4 Line No.: 11 Column: b
Non-Displacement Energy
Schedule Page: 310.4 Line No.: 11 Column: c

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

(1) FERC Electric Tariff, Original Volume No. 2

Schedule Page: 310.4 Line No.: 12 Column: k

Negative figures represents accounting change required by EITF 02-03 netting purchases and brokered revenues.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	1,413,206	1,440,101
5	(501) Fuel	192,605,505	184,106,845
6	(502) Steam Expenses	25,354,431	26,207,927
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	476,460	424,279
10	(506) Miscellaneous Steam Power Expenses	14,811,858	12,080,303
11	(507) Rents	51,252	51,252
12	(509) Allowances	35,235	37,206
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	234,747,947	224,347,913
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	1,276,492	1,215,311
16	(511) Maintenance of Structures	1,572,623	1,356,674
17	(512) Maintenance of Boiler Plant	25,680,596	24,202,326
18	(513) Maintenance of Electric Plant	6,500,734	6,714,433
19	(514) Maintenance of Miscellaneous Steam Plant	926,973	1,818,096
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	35,957,418	35,306,840
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	270,705,365	259,654,753
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering		
25	(518) Fuel		
26	(519) Coolants and Water		
27	(520) Steam Expenses		
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses		
31	(524) Miscellaneous Nuclear Power Expenses		
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)		
34	Maintenance		
35	(528) Maintenance Supervision and Engineering		
36	(529) Maintenance of Structures		
37	(530) Maintenance of Reactor Plant Equipment		
38	(531) Maintenance of Electric Plant		
39	(532) Maintenance of Miscellaneous Nuclear Plant		
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)		
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)		
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	9,400	102,158
45	(536) Water for Power	56,436	56,436
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses	251,690	356,799
48	(539) Miscellaneous Hydraulic Power Generation Expenses	29,296	33,954
49	(540) Rents	373,412	358,304
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	720,234	907,651

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures	121,908	21,466
55	(543) Maintenance of Reservoirs, Dams, and Waterways	15,558	
56	(544) Maintenance of Electric Plant	748,349	899,181
57	(545) Maintenance of Miscellaneous Hydraulic Plant	5,915	79,337
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	891,730	999,984
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	1,611,964	1,907,635
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	36,811	90,438
63	(547) Fuel	4,359,837	10,793,344
64	(548) Generation Expenses	69,826	65,540
65	(549) Miscellaneous Other Power Generation Expenses	-420,246	42,054
66	(550) Rents	30,252	275,505
67	TOTAL Operation (Enter Total of lines 62 thru 66)	4,076,480	11,266,881
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	8,023	14,822
70	(552) Maintenance of Structures	-549,843	70,721
71	(553) Maintenance of Generating and Electric Plant	221,272	411,287
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	46,501	192,302
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	-274,047	689,132
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	3,802,433	11,956,013
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	79,620,776	61,880,690
77	(556) System Control and Load Dispatching	1,116,436	1,123,818
78	(557) Other Expenses	17,277	14,529
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	80,754,489	63,019,037
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	356,874,251	336,537,438
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	262,531	270,917
84	(561) Load Dispatching	372,576	364,309
85	(562) Station Expenses	1,178,058	751,559
86	(563) Overhead Lines Expenses	42,563	31,817
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others	16,999,426	14,690,577
89	(566) Miscellaneous Transmission Expenses	4,010,230	3,689,036
90	(567) Rents	53,518	54,484
91	TOTAL Operation (Enter Total of lines 83 thru 90)	22,918,902	19,852,699
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures	10,538	21,728
95	(570) Maintenance of Station Equipment	765,901	849,884
96	(571) Maintenance of Overhead Lines	486,502	702,332
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant	25,095	22,192
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	1,288,036	1,596,136
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	24,206,938	21,448,835
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	1,148,725	2,376,556

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	203,042	376,339
106	(582) Station Expenses	1,187,897	1,326,021
107	(583) Overhead Line Expenses	3,515,187	3,585,448
108	(584) Underground Line Expenses	765,142	631,609
109	(585) Street Lighting and Signal System Expenses	897,822	969,183
110	(586) Meter Expenses	4,423,461	897,634
111	(587) Customer Installations Expenses		
112	(588) Miscellaneous Expenses	3,752,751	3,419,649
113	(589) Rents	10,929	16,422
114	TOTAL Operation (Enter Total of lines 103 thru 113)	15,904,956	13,598,861
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	24,715	42,216
117	(591) Maintenance of Structures	338,459	248,024
118	(592) Maintenance of Station Equipment	664,619	654,415
119	(593) Maintenance of Overhead Lines	6,806,827	7,674,746
120	(594) Maintenance of Underground Lines	1,289,353	1,261,367
121	(595) Maintenance of Line Transformers	259,529	397,589
122	(596) Maintenance of Street Lighting and Signal Systems	14,267	89,020
123	(597) Maintenance of Meters	-114,036	-88,979
124	(598) Maintenance of Miscellaneous Distribution Plant	154,899	262,868
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	9,438,632	10,541,266
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	25,343,588	24,140,127
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	301,001	44,715
130	(902) Meter Reading Expenses	2,234,091	2,077,893
131	(903) Customer Records and Collection Expenses	4,152,010	3,041,374
132	(904) Uncollectible Accounts	4,368,715	3,012,437
133	(905) Miscellaneous Customer Accounts Expenses	453,092	898,967
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	11,508,909	9,075,386
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	139,984	74,132
138	(908) Customer Assistance Expenses	4,221,148	2,209,260
139	(909) Informational and Instructional Expenses	89,789	-14,799
140	(910) Miscellaneous Customer Service and Informational Expenses	286,260	
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	4,737,181	2,268,593
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	127,386	
146	(913) Advertising Expenses	1,497	1,187
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	128,883	1,187
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	187,400	1,097,779
152	(921) Office Supplies and Expenses	496,303	521,923
153	(Less) (922) Administrative Expenses Transferred-Credit	955,280	1,230,769

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	26,643,288	32,609,902
156	(924) Property Insurance	4,474,112	4,046,845
157	(925) Injuries and Damages	1,303,019	3,369,044
158	(926) Employee Pensions and Benefits	18,918,667	15,872,558
159	(927) Franchise Requirements	13,948	13,298
160	(928) Regulatory Commission Expenses	146,431	380,731
161	(929) (Less) Duplicate Charges-Cr.	59,680	79,394
162	(930.1) General Advertising Expenses	207,669	568,302
163	(930.2) Miscellaneous General Expenses	26,599,862	29,932,910
164	(931) Rents		13,927
165	TOTAL Operation (Enter Total of lines 151 thru 164)	77,975,739	87,117,056
166	Maintenance		
167	(935) Maintenance of General Plant	2,058,115	162,513
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	80,033,854	87,279,569
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	502,833,604	480,751,135

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 320 Line No.: 10 Column: b

Includes credit of $2,664,038 in 2003 for electricity used by respondent.

Schedule Page: 320 Line No.: 10 Column: c

Includes credit of $2,713,121 in 2002 for electricity used by respondent.

Schedule Page: 320 Line No.: 76 Column: c

2002 Purchased Power restated ($22,449,318) due to a 2003 accounting change required by EITF 02-03, netting brokered purchases and brokered revenues.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Allegheny Energy Supply Company, LLC	OS	(1)			
2	Ameren Energy, Inc.	OS	(1)			
3	American Electric Power Service Corp	OS	(1)			
4	Aquila Merchant Services, Inc.	OS	(1)			
5	Associated Electric Coop Inc	OS	(1)			
6	Big Rivers Electric Corp.	OS	(1)			
7	BP Energy Company	OS	(1)			
8	Cargill Power Markets, LLC	OS	(1)			
9	Cincinnati Gas & Electric Company	OS	(1)			
10	Conectiv Energy Supply, Inc	OS	(1)			
11	ConocoPhillips Company	OS	(1)			
12	Constellation Power Source, Inc.	OS	(1)			
13	Consumers Energy Company	OS	(1)			
14	Coral Power, LLC	OS	(1)			
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
1,306				71,083		71,083	1
16,503				676,333		676,333	2
40,046				2,109,795		2,109,795	3
219				12,237		12,237	4
4,334				234,146		234,146	5
875			10	51,298		51,308	6
27				516		516	7
394				3,987		3,987	8
19,022				764,807		764,807	9
74				4,984		4,984	10
2,777				207,719		207,719	11
1,363				68,944		68,944	12
607				38,420		38,420	13
				-73		-73	14
3,920,019	8,066	24,849	10,737,080	68,883,696		79,620,776	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Dayton Power & Light Co	OS	(1)			
2	Detroit Edison Company	OS	(1)			
3	DTE Energy Trading Inc.	OS	(1)			
4	Duke Energy Trading & Marketing, LLC	OS	(1)			
5	Dynegy Power Marketing, Inc.	OS	(1)			
6	East Kentucky Power Coop. Inc.	OS	25			
7	Entergy-KochTrading, LP	OS	(1)			
8	Exelon Generation Company, LLC	OS	(1)			
9	Hoosier Energy Rural Electric Coop	OS	(1)			
10	Indianapolis Power & Light Co	OS	(1)			
11	Kansas City Power & Light Company	OS	(1)			
12	Kentucky Utilities Company	IF	(3)			
13	Mirant Americas Energy Marketing, LP	OS	(1)			
14	No. Indiana Public Service Co	OS	(1)			
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
7,066				286,802		286,802	1
301				23,422		23,422	2
2,003				104,701		104,701	3
7,740				257,370		257,370	4
10,336				385,313		385,313	5
366				29,732		29,732	6
2,802				215,915		215,915	7
5,611				229,529		229,529	8
803				16,595		16,595	9
13,956				415,038		415,038	10
1,171				26,064		26,064	11
2,835,801				46,694,889		46,694,889	12
598				13,225		13,225	13
8,459				266,540		266,540	14
3,920,019	8,066	24,849	10,737,080	68,883,696		79,620,776	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Northern States Power Company	OS	(1)			
2	Ohio Valley Electric Corporation	OS	1-B			
3	Southern Company Services, Inc.	OS	(1)			
4	Southern Indiana Gas & Electric Co.	OS	(1)			
5	Tenaska Power Services Co	OS	(1)			
6	Tennessee Valley Authority	OS	29			
7	Virginia Electric and Power Company	OS	(1)			
8	Wabash Valley Power Assn	OS	(1)			
9	Westar Energy, Inc.	OS	(1)			
10	Williams Power Company, Inc.	OS	(1)			
11	Inadvertant Interchange					
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
401				15,551		15,551	1
918,264			10,737,070	15,061,187		25,798,257	2
2,113				88,053		88,053	3
8,724				265,772		265,772	4
2,013				52,678		52,678	5
654				24,833		24,833	6
44				4,708		4,708	7
235				11,637		11,637	8
2,542				139,427		139,427	9
469				10,519		10,519	10
	8,066	24,849					11
							12
							13
							14
3,920,019	8,066	24,849	10,737,080	68,883,696		79,620,776	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 1 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 2 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 2 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 3 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 3 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 4 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 4 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 5 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 5 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 6 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 6 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 7 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 7 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 8 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 8 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 9 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 9 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 10 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 10 Column: c
(1) FERC-approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326 Line No.: 11 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 11 Column: c
(1) FERC-approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326 Line No.: 12 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 12 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326 Line No.: 13 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 13 Column: c
(1) FERC - Approved Tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326 Line No.: 14 Column: b
Non-displacement Energy

Schedule Page: 326 Line No.: 14 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.1 Line No.: 1 Column: b
Non-displacement Energy

Schedule Page: 326.1 Line No.: 1 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.1 Line No.: 2 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 2 Column: c
(1) FERC-approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 3 Column: b
Non-displacement Energy

Schedule Page: 326.1 Line No.: 3 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.1 Line No.: 4 Column: b
Non-displacement Energy

Schedule Page: 326.1 Line No.: 4 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.1 Line No.: 5 Column: b
Non-displacement Energy

Schedule Page: 326.1 Line No.: 5 Column: c
(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.1 Line No.: 6 Column: b
Non-displacement Energy

Schedule Page: 326.1 Line No.: 7 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 7 Column: c
(1)FERC approved tariff and/or rate schedule as on file with the Commission

Schedule Page: 326.1 Line No.: 8 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 8 Column: c
(1)FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 9 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 9 Column: c
(1) FERC-approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 10 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 10 Column: c
(1)FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 11 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 11 Column: c
(1) FERC - Approved Tariff and/or rate Schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 12 Column: a
Louisville Gas & Electric Company and Kentucky Utilities Company are both owned by LG&E Energy Corp.

Schedule Page: 326.1 Line No.: 12 Column: c
(3) FERC Rate Schedule No. 1, The Power System Supply Agreement, FERC Docket No. ER98-11-000

Schedule Page: 326.1 Line No.: 13 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 13 Column: c
(1)FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 14 Column: b

Blank Page

Non-Displacement Energy

Schedule Page: 326.1 Line No.: 14 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.2 Line No.: 1 Column: b

Non-displacement Energy

Schedule Page: 326.2 Line No.: 1 Column: c

(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.2 Line No.: 2 Column: a

Purchase of surplus power pursuant to Article 6 of the Inter-Company Agreement among OVEC and Sponsoring Companies dated July 10, 1953.

The company owns 4.9% of the common stock of Ohio Valley Electric Corporation.

Schedule Page: 326.2 Line No.: 2 Column: b

Surplus Energy

Schedule Page: 326.2 Line No.: 3 Column: b

Non-displacement Energy

Schedule Page: 326.2 Line No.: 3 Column: c

(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.2 Line No.: 4 Column: b

Non-displacement Energy

Schedule Page: 326.2 Line No.: 4 Column: c

(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.2 Line No.: 5 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 5 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.2 Line No.: 6 Column: b

Non-displacement Energy

Schedule Page: 326.2 Line No.: 7 Column: b

Non-displacement Energy

Schedule Page: 326.2 Line No.: 7 Column: c

(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.2 Line No.: 8 Column: b

Non-displacement Energy

Schedule Page: 326.2 Line No.: 8 Column: c

(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Schedule Page: 326.2 Line No.: 9 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 9 Column: c

(1) FERC-approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.2 Line No.: 10 Column: b

Non-displacement Energy

Schedule Page: 326.2 Line No.: 10 Column: c

(1) FERC - Approved Tariff and/or Rate Schedule as on file with the Commission

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	East Kentucky Power Coop.	East Kentucky Power Coop	East Kentucky Power Coop	LF
2	Indiana Municipal Power Assoc.	Indiana Municipal Power Assoc.	Indiana Municipal Power Assoc.	LF
3	Illinois Municipal Energy Assoc.	Illinois Municipal Energy Assoc.	Illinois Municipal Energy Assoc.	SF
4	Midwest ISO	Midwest ISO	Midwest ISO	OS
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY MegaWatt Hours Received (i)	TRANSFER OF ENERGY MegaWatt Hours Delivered (j)	Line No.
SA51 Vol 1	EKPC/LGEE	Salt River	60	361,434	361,434	1
FPC 31		LGEE/AEP	66	490,395	490,395	2
FPC 33		LGEE/CIN	62	41,033	41,033	3
	MIDWEST ISO	NA				4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			188	**892,862**	**892,862**	

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. *In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including* out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts *in column (i) through (n) as the last Line.* Enter "TOTAL" *in column (a) as the Last Line. The total amounts* in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
361,434			361,434	1
728,640			728,640	2
50,220			50,220	3
	6,012,108	1,686,543	7,698,651	4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
1,140,294	**6,012,108**	**1,686,543**	**8,838,945**	

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 328 Line No.: 2 Column: f

Indiana Municipal Power Assoc. has a 12.88% ownership interest in Trimble County coal-fired steam generation. Point of receipt for this transmission is actual generation at the Trimble County plant.

Schedule Page: 328 Line No.: 3 Column: f

Illinois Municipal Energy Assoc. has a 12.12% ownership interest in Trimble County coal-fired steam generation. Point of receipt for this transmission is actual generation at the Trimble County plant. Transmission Service contract was cancelled on February 1, 2003, IMEA now delivers energy pursuant to the MISO Tariff.

Schedule Page: 328 Line No.: 4 Column: e

Midwest ISO FERC Electric Tariff, First Revised Rate Schedule No. 1.

Schedule Page: 328 Line No.: 4 Column: n

Revenues received from the Midwest ISO are pursuant to the Midwest ISO OATT Schedules 1, 2, 7, 8, 9, 14, 18, and 19, of which LG&E received only a portion of the total invoices. Revenues received by each transmission owner are based upon the revenue distribution formulas of Appendix C of the Midwest ISO Transmission Owners Agreement.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION OF ELECTRICITY BY OTHERS (Account 565)
(Including transactions referred to as "wheeling")

1. Report all transmission, i.e., wheeling of electricity provided to respondent by other electric utilities, cooperatives, municipalities, or other public authorities during the year.
2. In column (a) report each company or public authority that provide transmission service. Provide the full name of the company; abbreviate if necessary, but do not truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation with the transmission service provider.
3. Provide in column (a) subheadings and classify transmission service purchased form other utilities as: "Delivered Power to Wheeler" or "Received Power from Wheeler."
4. Report in columns (b) and (c) the total Megawatthours received and delivered by the provider of the transmission service.
5. In columns (d) through (g), report expenses as shown on bills or vouchers rendered to the respondent. In column (d), provide demand charges. In column (e), provide energy charges related to the amount of energy transferred. In column (f), provide the total of all other charges on bills or vouchers rendered to the respondent, including any out of period adjustments. Explain in a footnote all components of the amount shown in column (f). Report in column (9) the total charge shown on bills rendered to the respondent. If no monetary settlement was made, enter zero ("0") column (g). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
6. Enter "TOTAL" in column (a) as the last Line. Provide a total amount in columns (b) through (g) as the last Line. Energy provided by the respondent for the wheeler's transmission tosses should be reported on the Electric Energy Account, Page 401. If the respondent received power from the wheeler, energy provided to account for Losses should be reported on Line 19. Transmission By Others Losses, on Page 401. Otherwise, Losses should be reported on line 27, Total Energy Losses, Page 401.
7. Footnote entries and provide explanations following all required data.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	TRANSFER OF ENERGY Magawatt-hours Received (b)	Magawatt-hours Delivered (c)	EXPENSES FOR TRANSMISSION OF ELECTRICITY BY OTHERS Demand Charges ($) (d)	Energy Charges ($) (e)	Other Charges ($) (f)	Total Cost of Transmission ($) (g)
1	Allegheny Energy Supply	331	331		-37,636		-37,636
2	Ameren Energy Inc	1,289	1,289		3,925		3,925
3	American Elec Pwr	17,664	17,664		66,949		66,949
4	Aquila Mertchant Serv	46	46		92		92
5	Cincinnati Gas & Elec				32		32
6	Constellation Power	504	504		1,482		1,482
7	Dynegy Pwr Source inc				-274		-274
8	Midwest Indep Sys Op	8,071,507	8,042,909		16,777,781		16,777,781
9	Ohio Valley Elec Corp				-3,807		-3,807
10	Reliant Energy Svcs	508	508		1,017		1,017
11	Southern Ind Gas &						
12	Electric Co				-722		-722
13	Tennessee Valley Auth	95,880	93,087		180,756		180,756
14	Indiana-Kentucky						
15	Electric Corp.				256		256
16	Misc					9,575	9,575
	TOTAL	8,187,729	8,156,338		16,989,851	9,575	16,999,426

Schedule Page: 332 Line No.: 16 Column: f

Allocation of software maintenance charges charged back to Lousville Gas and Electric for a computer application related to Kentucky Utilities' trasmission services.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	75
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	36,306
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Stock Purchase Commission	95,052
7	Amortization of Merger Regulatory Asset	1,814,670
8	Amortization of One Utility Costs	530,962
9	Amort of Value Delivery Team Workforce Reductions	24,101,333
10	Broker Fees	57,094
11	Miscellaneous Debits and Credits	-35,630
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	26,599,862

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in section A for the year the amounts for : (b) Depreciation Expense (Account 403; (c) Depreciation Expense for Asset Retirement Costs (Account 403.1; (d) Amortization of Limited-Term Electric Plant (Account 404); and (e) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Depreciation Expense for Asset Retirement Costs (Account 403.1) (c)	Amortization of Limited Term Electric Plant (Account 404) (d)	Amortization of Other Electric Plant (Acc 405) (e)	Total (f)
1	Intangible Plant					
2	Steam Production Plant	49,806,807	117,226			49,924,033
3	Nuclear Production Plant					
4	Hydraulic Production Plant-Conventional	183,298				183,298
5	Hydraulic Production Plant-Pumped Storage					
6	Other Production Plant	4,959,051				4,959,051
7	Transmission Plant	5,416,031	85			5,416,116
8	Distribution Plant	22,722,583				22,722,583
9	General Plant	191,089				191,089
10	Common Plant-Electric	8,681,649		4,526,122		13,207,771
11	TOTAL	91,960,508	117,311	4,526,122		96,603,941

B. Basis for Amortization Charges

Account	Rate	Plant Balance at 12/31/2003	Amortization
30200	0%	3,150	——
30300	20%	24,230,252	4,526,122
30320	Fully Amortized	59,100	——
Total			4,526,122

* Plant balance is 75% Electric portion of Common Plant.
Net change for the year for account 30300 was $5,955,790.
No changes in amortization rates from previous year.

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	FEDERAL ENERGY REGULATORY COMMISSION				
2	Administrative Charge, Project #289	145,026		145,026	
3	Annual Headwater Benefits Assessment	1,337		1,337	
4	Use of Government Land	68		68	
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	146,431		146,431	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
Electric	928	145,026					2
Electric	928	1,337					3
Electric	928	68					4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		146,431					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	EPRI	2003 Participation
2		
3	Edison Electric Institute	Year 2003 Utility Air Regulatory Group fees
4		
5	Total Cost	
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)

5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
	318,406	184, 923	318,406		1
					2
	62,829	107, 556	62,829		3
		923, 930			4
	381,235		381,235		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	15,918,646		
4	Transmission	437,266		
5	Distribution	4,382,341		
6	Customer Accounts	873,934		
7	Customer Service and Informational	2,837		
8	Sales			
9	Administrative and General	60,283		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	21,675,307		
11	Maintenance			
12	Production	5,522,698		
13	Transmission	120,492		
14	Distribution	2,273,874		
15	Administrative and General	51,582		
16	TOTAL Maint. (Total of lines 12 thru 15)	7,968,646		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	21,441,344		
19	Transmission (Enter Total of lines 4 and 13)	557,758		
20	Distribution (Enter Total of lines 5 and 14)	6,656,215		
21	Customer Accounts (Transcribe from line 6)	873,934		
22	Customer Service and Informational (Transcribe from line 7)	2,837		
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	111,865		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	29,643,953	5,932,262	35,576,215
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply	392,485		
31	Storage, LNG Terminaling and Processing	1,148,326		
32	Transmission	298,177		
33	Distribution	1,765,933		
34	Customer Accounts	719,860		
35	Customer Service and Informational			
36	Sales			
37	Administrative and General	38,950		
38	TOTAL Operation (Enter Total of lines 28 thru 37)	4,363,731		
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing	784,429		
44	Transmission	16,992		
45	Distribution	2,645,587		
46	Administrative and General	11,889		
47	TOTAL Maint. (Enter Total of lines 40 thru 46)	3,458,897		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)	392,485		
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru	1,932,755		
53	Transmission (Lines 32 and 44)	315,169		
54	Distribution (Lines 33 and 45)	4,411,520		
55	Customer Accounts (Line 34)	719,860		
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)	50,839		
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)	7,822,628	1,571,907	9,394,535
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	37,466,581	7,504,169	44,970,750
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	3,266,985	2,305,495	5,572,480
66	Gas Plant	2,128,006	1,392,429	3,520,435
67	Other (provide details in footnote):	165,882	47,252	213,134
68	TOTAL Construction (Total of lines 65 thru 67)	5,560,873	3,745,176	9,306,049
69	Plant Removal (By Utility Departments)			
70	Electric Plant	491,298	198,252	689,550
71	Gas Plant	187,111	69,227	256,338
72	Other (provide details in footnote):	7,367	927	8,294
73	TOTAL Plant Removal (Total of lines 70 thru 72)	685,776	268,406	954,182
74	Other Accounts (Specify, provide details in footnote):			
75	Accounts Receivable (work for others)	1,121,154	238,998	1,360,152
76	Deferred Debits	1,661	360	2,021
77	Certain Civil, Political and Related Activities and Other	460,916	3,198	464,114
78	Accounts Receivable (Non-Jurisdictional - Trimble County)	1,020,879	219,553	1,240,432
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	2,604,610	462,109	3,066,719
96	TOTAL SALARIES AND WAGES	46,317,840	11,979,860	58,297,700

Blank Page

Schedule Page: 354 Line No.: 66 Column: d

Common Utility Plant

Schedule Page: 354 Line No.: 72 Column: d

Common Utility Plant

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMMON UTILITY PLANT AND EXPENSES

1. Describe the property carried in the utility's accounts as common utility plant and show the book cost of such plant at end of year classified by accounts as provided by Plant Instruction 13, Common Utility Plant, of the Uniform System of Accounts. Also show the allocation of such plant costs to the respective departments using the common utility plant and explain the basis of allocation used, giving the allocation factors.
2. Furnish the accumulated provisions for depreciation and amortization at end of year, showing the amounts and classifications of such accumulated provisions, and amounts allocated to utility departments using the Common utility plant to which such accumulated provisions relate, including explanation of basis of allocation and factors used.
3. Give for the year the expenses of operation, maintenance, rents, depreciation, and amortization for common utility plant classified by accounts as provided by the Uniform System of Accounts. Show the allocation of such expenses to the departments using the common utility plant to which such expenses are related. Explain the basis of allocation used and give the factors of allocation.
4. Give date of approval by the Commission for use of the common utility plant classification and reference to order of the Commission or other authorization.

(1) See attached sheet, page 356.1

(2) See attached sheet, page 356.1

(3) Depreciation- Electric $8,681,649; Gas $2,893,883. Amortization- Electric $4,526,122; Gas $1,508,708. For basis of allocation see page 356.1.

Common Utility expense accounts are not maintained, but such expenses are allocated to Electric and Gas Departments as follows:

Customer Accounts Expenses (excluding provision for uncollectable accounts).

Allocated between departments based on average number of customers served by each department for the year ended December 31, 2002.

Customer Service and Informational Expenses

Allocated between departments based on gross revenues from revenues from ultimate consumers by departments for the twelve month period.

Administrative and General Expenses

The administrative and general expenses are allocated on the basis of total direct costs.

(4) The property original cost studies made pursuant to the Uniform System of Accounts included a separate classification for Common Utility Plant. Orders were issued in connection with such studies by Public Service Commission of Kentucky on September 16, 1941, and January 5, 1945, and the Federal Power Commission on December 15,1944.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMMON UTILITY PLANT AND EXPENSES

1. Describe the property carried in the utility's accounts as common utility plant and show the book cost of such plant at end of year classified by accounts as provided by Plant Instruction 13, Common Utility Plant, of the Uniform System of Accounts. Also show the allocation of such plant costs to the respective departments using the common utility plant and explain the basis of allocation used, giving the allocation factors.
2. Furnish the accumulated provisions for depreciation and amortization at end of year, showing the amounts and classifications of such accumulated provisions, and amounts allocated to utility departments using the Common utility plant to which such accumulated provisions relate, including explanation of basis of allocation and factors used.
3. Give for the year the expenses of operation, maintenance, rents, depreciation, and amortization for common utility plant classified by accounts as provided by the Uniform System of Accounts. Show the allocation of such expenses to the departments using the common utility plant to which such expenses are related. Explain the basis of allocation used and give the factors of allocation.
4. Give date of approval by the Commission for use of the common utility plant classification and reference to order of the Commission or other authorization.

Common Utility Plant (1)
Allocation to Utility Department (2)

	Electric 75%	Gas 25%	Balance End of Year
Account 101			
Intangible Plant			
301 Organization			$ 83,782
302 Franchises and Consents			4,200
303 Miscellaneouus Intangible Plant			32,385,802
Total Intangible Plant			$ 32,473,784
General Plant			
389 Land and Land Rights			$ 1,913,598
390 Structures and Improvements			61,670,705
391 Office Furniture and Equipment			45,756,178
392 Transportation Equipment			252,924
393 Stores Equipment			1,229,702
394 Tools, Shop and Garage Equipment			2,756,301
395 Laboratory Equipment			22,282
396 Power Operated Equipment			272,461
397 Communication Equipment			39,190,052
398 Miscellaneous Equipment			1,018,227
Total General Plant			$154,082,430
Total Accounts 101			$186,556,214
Account 107 Construction Work in Progress			$ 12,984,750
Total Common Utility Plant	$149,655,723	$ 49,885,241	$199,540,964
Accumulated Provision for Depreciation of Common Utility Plant			
Balance at end of year	$ 63,973,610	$ 21,324,536	$ 85,298,146

(1) Common plant consists of land, structures and equipment of a general nature used by all departments not specifically assignable to one department, and include offices, storerooms, communication, transportation, and work equipment, etc.
(2) Based on estimated usage by departments.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	15,674,672
4	Nuclear	
5	Hydro-Conventional	175,608
6	Hydro-Pumped Storage	
7	Other	48,003
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	15,898,283
10	Purchases	3,920,019
11	Power Exchanges:	
12	Received	8,066
13	Delivered	24,849
14	Net Exchanges (Line 12 minus line 13)	-16,783
15	Transmission For Other (Wheeling)	
16	Received	892,862
17	Delivered	892,862
18	Net Transmission for Other (Line 16 minus line 17)	
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	19,801,519

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	11,503,350
23	Requirements Sales for Resale (See instruction 4, page 311.)	
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	7,678,323
25	Energy Furnished Without Charge	674
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	134,704
27	Total Energy Losses	484,468
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	19,801,519

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	1,886,978	758,324	1,824	23	8:00 PM
30	February	1,635,592	645,326	1,662	10	9:00 AM
31	March	1,893,921	937,705	1,563	10	9:00 AM
32	April	1,614,650	701,691	1,735	30	5:00 PM
33	May	1,350,669	298,116	1,823	9	2:00 PM
34	June	1,670,892	584,987	2,347	25	4:00 PM
35	July	1,352,730	458,887	2,471	8	2:00PM
36	August	1,857,323	548,435	2,583	27	3:00 PM
37	September	1,709,978	696,681	2,051	10	4:00 PM
38	October	1,764,189	861,635	1,538	8	4:00PM
39	November	1,301,365	421,382	1,573	4	7:00 PM
40	December	1,763,232	765,154	1,682	11	7:00 PM
41	TOTAL	19,801,519	7,678,323			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 38) and average cost per unit of fuel burned (Line 41) must be consistent with charges to expense accounts 501 and 547 (Line 42) as show on Line 20. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *MILL CREEK* (b)			Plant Name: *CANE RUN* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	STEAM			STEAM		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	CONVENTIONAL			CONVENTIONAL		
3	Year Originally Constructed	1972			1954		
4	Year Last Unit was Installed	1982			1969		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	1717.00			645.00		
6	Net Peak Demand on Plant - MW (60 minutes)	0			0		
7	Plant Hours Connected to Load	7425			7620		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	1485			563		
10	When Limited by Condenser Water	0			0		
11	Average Number of Employees	220			131		
12	Net Generation, Exclusive of Plant Use - KWh	9348954000			3554060000		
13	Cost of Plant: Land and Land Rights	1446851			1184971		
14	Structures and Improvements	120566493			42441446		
15	Equipment Costs	725280996			234705606		
16	Asset Retirement Costs	3019730			635270		
17	Total Cost	850314070			278967293		
18	Cost per KW of Installed Capacity (line 17/5) Including	495.2324			432.5074		
19	Production Expenses: Oper, Supv, & Engr	446384			315521		
20	Fuel	116883630			43175449		
21	Coolants and Water (Nuclear Plants Only)	0			0		
22	Steam Expenses	10819243			13042901		
23	Steam From Other Sources	0			0		
24	Steam Transferred (Cr)	0			0		
25	Electric Expenses	0			81376		
26	Misc Steam (or Nuclear) Power Expenses	9406574			5877962		
27	Rents	0			51252		
28	Allowances	19254			12566		
29	Maintenance Supervision and Engineering	10527			986649		
30	Maintenance of Structures	716415			556746		
31	Maintenance of Boiler (or reactor) Plant	15043243			7249322		
32	Maintenance of Electric Plant	4606698			1350451		
33	Maintenance of Misc Steam (or Nuclear) Plant	405316			385844		
34	Total Production Expenses	158357284			73086039		
35	Expenses per Net KWh	0.0169			0.0206		
36	Fuel: Kind (Coal, Gas, Oil, or Nuclear)		Coal			Coal	
37	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)		Tons			Tons	
38	Quantity (Units) of Fuel Burned	0	4344599	0	0	1633329	0
39	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	11321	0	0	11413	0
40	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	25.079	0.000	0.000	27.012	0.000
41	Average Cost of Fuel per Unit Burned	0.000	25.010	0.000	0.000	25.169	0.000
42	Average Cost of Fuel Burned per Million BTU	0.000	1.181	0.000	0.000	1.154	0.000
43	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.013	0.000	0.000	0.012	0.000
44	Average BTU per KWh Net Generation	0.000	10585.000	0.000	0.000	10526.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 25 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 32, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *TRIMBLE COUNTY* (d)			Plant Name: *CANE RUN GT* (e)			Plant Name: *PADDY'S RUN* (f)			Line No.
		STEAM			COMBUSTION TURBINE			COMBUSTION TURBINE	1
		CONVENTIONAL			CONVENTIONAL			CONVENTIONAL	2
		1990			1968			1968	3
		1990			1968			2001	4
		425.00			16.00			143.00	5
		0			0			0	6
		7626			4			237	7
		0			0			0	8
		386			14			119	9
		0			0			0	10
		89			0			0	11
		3724795000			38000			16081000	12
		3572031			0			0	13
		161698973			68932			2201563	14
		420742272			2729519			36480408	15
		926010			0			0	16
		586939286			2798451			38681971	17
		1381.0336			174.9032			270.5033	18
		868402			0			0	19
		42555677			7881			974281	20
		0			0			0	21
		2002241			0			0	22
		0			0			0	23
		0			0			0	24
		526780			0			134	25
		2921814			0			7959	26
		0			2400			7908	27
		4461			0			0	28
		372274			0			0	29
		399208			0			0	30
		4517275			0			0	31
		724780			13502			98534	32
		181084			0			259	33
		55073996			23783			1089075	34
		0.0148			0.6259			0.0677	35
	Coal		Gas		Oil		Gas		36
	Tons		Mcf		Barrels		Mcf		37
0	1646519	0	246	0	133	0	166088	0	38
0	11391	0	1025	0	140000	0	1025	0	39
0.000	25.468	0.000	12.620	0.000	35.851	0.000	5.866	0.000	40
0.000	25.203	0.000	12.620	0.000	35.851	0.000	5.866	0.000	41
0.000	1.135	0.000	12.320	0.000	6.101	0.000	5.723	0.000	42
0.000	0.011	0.000	0.239	0.000	0.191	0.000	0.061	0.000	43
0.000	10080.000	0.000	19385.000	0.000	31320.000	0.000	10586.000	0.000	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 38) and average cost per unit of fuel burned (Line 41) must be consistent with charges to expense accounts 501 and 547 (Line 42) as show on Line 20. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *ZORN* (b)			Plant Name: *WATERSIDE* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	COMBUSTION TURBINE			COMBUSTION TURBINE		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	CONVENTIONAL			CONVENTIONAL		
3	Year Originally Constructed	1969			1923		
4	Year Last Unit was Installed	1969			1964		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	18.00			45.00		
6	Net Peak Demand on Plant - MW (60 minutes)	0			0		
7	Plant Hours Connected to Load	4			0		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	14			22		
10	When Limited by Condenser Water	0			0		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	43000			0		
13	Cost of Plant: Land and Land Rights	0			41126		
14	Structures and Improvements	8241			491939		
15	Equipment Costs	1881319			3628121		
16	Asset Retirement Costs	0			0		
17	Total Cost	1889560			4161186		
18	Cost per KW of Installed Capacity (line 17/5) Including	104.9756			92.4708		
19	Production Expenses: Oper, Supv, & Engr	0			0		
20	Fuel	3548			0		
21	Coolants and Water (Nuclear Plants Only)	0			0		
22	Steam Expenses	0			0		
23	Steam From Other Sources	0			0		
24	Steam Transferred (Cr)	0			0		
25	Electric Expenses	165			0		
26	Misc Steam (or Nuclear) Power Expenses	2600			18009		
27	Rents	12816			7128		
28	Allowances	0			0		
29	Maintenance Supervision and Engineering	0			0		
30	Maintenance of Structures	0			44283		
31	Maintenance of Boiler (or reactor) Plant	0			0		
32	Maintenance of Electric Plant	13976			16909		
33	Maintenance of Misc Steam (or Nuclear) Plant	0			827		
34	Total Production Expenses	33105			87156		
35	Expenses per Net KWh	0.7699			0.0000		
36	Fuel: Kind (Coal, Gas, Oil, or Nuclear)		Gas			Gas	
37	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)		Mcf			Mcf	
38	Quantity (Units) of Fuel Burned	0	645	0	0	0	0
39	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	1025	0	0	0	0
40	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	5.484	0.000	0.000	0.000	0.000
41	Average Cost of Fuel per Unit Burned	0.000	5.484	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per Million BTU	0.000	5.352	0.000	0.000	0.000	0.000
43	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.082	0.000	0.000	0.000	0.000
44	Average BTU per KWh Net Generation	0.000	15372.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 25 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 32, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *BROWN CT* (d)	Plant Name: *TRIMBLE COUNTY CT* (e)	Plant Name: (f)	Line No.
COMBUSTION TURBINE	COMBUSTION TURBINE		1
CONVENTIONAL	CONVENTIONAL		2
1999	2002		3
2001	2002		4
204.00	136.00	0.00	5
0	0	0	6
348	586	0	7
0	0	0	8
189	90	0	9
0	0	0	10
0	0	0	11
12873000	18968000	0	12
0	0	0	13
1036384	2916457	0	14
70873592	30849985	0	15
0	0	0	16
71909976	33766442	0	17
352.4999	248.2827	0.0000	18
36811	0	0	19
1375550	1998577	0	20
0	0	0	21
0	0	0	22
0	0	0	23
0	0	0	24
1293	68234	0	25
-449848	1034	0	26
0	0	0	27
0	0	0	28
8023	0	0	29
-594126	0	0	30
0	0	0	31
78032	319	0	32
45415	0	0	33
501150	2068164	0	34
0.0389	0.1090	0.0000	35

(d)	(d)	(d)	(e)	(e)	(e)	(f)	(f)	(f)	Line No.
Gas		Oil		Gas					36
Mcf		Barrels		Mcf					37
166415	0	1418	0	227753	0	0	0	0	38
1025	0	140000	0	1025	0	0	0	0	39
7.970	0.000	34.677	0.000	8.775	0.000	0.000	0.000	0.000	40
7.970	0.000	34.677	0.000	8.775	0.000	0.000	0.000	0.000	41
7.693	0.000	5.898	0.000	8.561	0.000	0.000	0.000	0.000	42
0.107	0.000	0.098	0.000	0.105	0.000	0.000	0.000	0.000	43
13939.000	0.000	16538.000	0.000	12307.000	0.000	0.000	0.000	0.000	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 38) and average cost per unit of fuel burned (Line 41) must be consistent with charges to expense accounts 501 and 547 (Line 42) as show on Line 20. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: (b)			Plant Name: (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear						
2	Type of Constr (Conventional, Outdoor, Boiler, etc)						
3	Year Originally Constructed						
4	Year Last Unit was Installed						
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)			0.00			0.00
6	Net Peak Demand on Plant - MW (60 minutes)			0			0
7	Plant Hours Connected to Load			0			0
8	Net Continuous Plant Capability (Megawatts)			0			0
9	When Not Limited by Condenser Water			0			0
10	When Limited by Condenser Water			0			0
11	Average Number of Employees			0			0
12	Net Generation, Exclusive of Plant Use - KWh			0			0
13	Cost of Plant: Land and Land Rights			0			0
14	Structures and Improvements			0			0
15	Equipment Costs			0			0
16	Asset Retirement Costs			0			0
17	Total Cost			0			0
18	Cost per KW of Installed Capacity (line 17/5) Including			0.0000			0.0000
19	Production Expenses: Oper, Supv, & Engr			0			0
20	Fuel			0			0
21	Coolants and Water (Nuclear Plants Only)			0			0
22	Steam Expenses			0			0
23	Steam From Other Sources			0			0
24	Steam Transferred (Cr)			0			0
25	Electric Expenses			0			0
26	Misc Steam (or Nuclear) Power Expenses			0			0
27	Rents			0			0
28	Allowances			0			0
29	Maintenance Supervision and Engineering			0			0
30	Maintenance of Structures			0			0
31	Maintenance of Boiler (or reactor) Plant			0			0
32	Maintenance of Electric Plant			0			0
33	Maintenance of Misc Steam (or Nuclear) Plant			0			0
34	Total Production Expenses			0			0
35	Expenses per Net KWh			0.0000			0.0000
36	Fuel: Kind (Coal, Gas, Oil, or Nuclear)						
37	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)						
38	Quantity (Units) of Fuel Burned	0	0	0	0	0	0
39	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	0	0	0	0	0
40	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel per Unit Burned	0.000	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per Million BTU	0.000	0.000	0.000	0.000	0.000	0.000
43	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.000	0.000	0.000	0.000	0.000
44	Average BTU per KWh Net Generation	0.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 25 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 32, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: (d)			Plant Name: (e)			Plant Name: (f)			Line No.
									1
									2
									3
									4
		0.00			0.00			0.00	5
		0			0			0	6
		0			0			0	7
		0			0			0	8
		0			0			0	9
		0			0			0	10
		0			0			0	11
		0			0			0	12
		0			0			0	13
		0			0			0	14
		0			0			0	15
		0			0			0	16
		0			0			0	17
		0.0000			0.0000			0.0000	18
		0			0			0	19
		0			0			0	20
		0			0			0	21
		0			0			0	22
		0			0			0	23
		0			0			0	24
		0			0			0	25
		0			0			0	26
		0			0			0	27
		0			0			0	28
		0			0			0	29
		0			0			0	30
		0			0			0	31
		0			0			0	32
		0			0			0	33
		0			0			0	34
		0.0000			0.0000			0.0000	35
									36
									37
0	0	0	0	0	0	0	0	0	38
0	0	0	0	0	0	0	0	0	39
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	44

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 402 Line No.: -1 Column: d

PARTNERSHIP EXPENSES OF TRIMBLE COUNTY AND COAL FOR RESALE:

LN 19	PRODUCTION EXPENSES: OPER, SUPV, & ENGR	$ (217,101)
LN 20	FUEL	(10,906,560)
	FUEL - COAL FOR RESALE - VARIOUS LOCATIONS	(897,309)
LN 22	STEAM EXPENSES	(509,954)
LN 25	ELECTRIC EXPENSES	(131,695)
LN 26	MISC STEAM (OR NUCLEAR) POWER EXPENSES	(730,454)
LN 28	ALLOWANCES	(1,046)
LN 29	MAINTENANCE SUPERVISION AND ENGINEERING	(92,957)
LN 30	MAINTENANCE OF STRUCTURES	(99,747)
LN 31	MAINTENANCE OF BOILER (OR REACTOR) PLANT	(1,129,245)
LN 32	MAINTENANCE OF ELECTRIC PLANT	(181,195)
LN 33	MAINTENANCE OF MISC STEAM (OR NUCLEAR) PLANT	(45,271)
LN 34	TOTAL PRODUCTION EXPENSES	$ (14,942,534)

Schedule Page: 402 Line No.: 1 Column: d

The statistics for Trimble County represent 100% of plant output and expenses. LG&E owns 75% of the plant. See Note 13 of Notes to Financial Statements for additional information.

Schedule Page: 402 Line No.: 5 Column: f

The figure for Paddy's Run Name Plate Rating consists of 16 MW for unit GR-11, 33 MW for unit GT-12 and 53% (94 MW) of Unit GT-13 with a 178 MW Name Plate Rating. The remaining 47% (84 MW) of GT-13 is owned by Kentucky Utilities.

Schedule Page: 402 Line No.: 11 Column: e

No production/operation employees are assigned to Cane Run or Paddy's Run turbines.

Schedule Page: 402 Line No.: 12 Column: d

Trimble County net generation was 3,724,795,000 kwh. Included in this total is 462,742,000 kwh generated for Illinois Municipal Electric Agency and 490,395,000 kwh for Indiana Municipal Power Agency.

Schedule Page: 402.1 Line No.: 1 Column: b

Zorn and Waterside stations are peak load only; both are automatically operated.

Schedule Page: 402.1 Line No.: 1 Column: c

Waterside station is jet-engine driven.

Schedule Page: 402.1 Line No.: 5 Column: d

The Name Plate Rating for Brown CT represents 53% ownership of unit #5 a 123 MW unit and 38% ownership of units #6 and #7 for Louisville Gas and Electric Company. Total Name Plate Rating for these units are 170 MW per unit.

Schedule Page: 402.1 Line No.: 5 Column: e

The Name Plate Rating for Trimble County CT represents 29% ownership of Trimble County's Units #5 and #6 for Louisville Gas and Electric Company. Total Name Plate Rating for these units are 234 MW per unit.

Schedule Page: 402.1 Line No.: 11 Column: b

Zorn station have no production/operation employees assigned.

Schedule Page: 402.1 Line No.: 11 Column: c

Waterside station has no production/operation employees assigned.

Schedule Page: 402.1 Line No.: 11 Column: d

There are no production/operation employees at the Brown plant assigned solely to the CT portion of the plant.

Schedule Page: 402.1 Line No.: 11 Column: e

There are no production/operation employees at Trimble County assigned solely to the CT portion of the plant.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Large plants are hydro plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. If licensed project, give project number.
3. If net peak demand for 60 minutes is not available, give that which is available specifying period.
4. If a group of employees attends more than one generating plant, report on line 11 the approximate average number of employees assignable to each plant.

Line No.	Item (a)	FERC Licensed Project No. 289 Plant Name: OHIO FALLS (b)	FERC Licensed Project No. 0 Plant Name: (c)
1	Kind of Plant (Run-of-River or Storage)	RUN-OF-RIVER	
2	Plant Construction type (Conventional or Outdoor)	CONVENTIONAL	
3	Year Originally Constructed	1928	
4	Year Last Unit was Installed	1928	
5	Total installed cap (Gen name plate Rating in MW)	80	0
6	Net Peak Demand on Plant-Megawatts (60 minutes)	0	0
7	Plant Hours Connect to Load	5,597	0
8	Net Plant Capability (in megawatts)		
9	(a) Under Most Favorable Oper Conditions	80	0
10	(b) Under the Most Adverse Oper Conditions	0	0
11	Average Number of Employees	12	0
12	Net Generation, Exclusive of Plant Use - Kwh	175,608,000	0
13	Cost of Plant		
14	Land and Land Rights	13	0
15	Structures and Improvements	5,060,945	0
16	Reservoirs, Dams, and Waterways	303,530	0
17	Equipment Costs	4,257,783	0
18	Roads, Railroads, and Bridges	179,981	0
19	Asset Retirement Costs	0	0
20	TOTAL cost (Total of 14 thru 19)	9,802,252	0
21	Cost per KW of Installed Capacity (line 20 / 5)	122.5282	0.0000
22	Production Expenses		
23	Operation Supervision and Engineering	9,400	0
24	Water for Power	56,436	0
25	Hydraulic Expenses	0	0
26	Electric Expenses	251,690	0
27	Misc Hydraulic Power Generation Expenses	29,296	0
28	Rents	373,412	0
29	Maintenance Supervision and Engineering	0	0
30	Maintenance of Structures	121,908	0
31	Maintenance of Reservoirs, Dams, and Waterways	15,558	0
32	Maintenance of Electric Plant	748,349	0
33	Maintenance of Misc Hydraulic Plant	5,915	0
34	Total Production Expenses (total 23 thru 33)	1,611,964	0
35	Expenses per net KWh	0.0092	0.0000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants) (Continued)

5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power, System control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."
6. Report as a separate plant any plant equipped with combinations of steam, hydro, internal combustion engine, or gas turbine equipment.

FERC Licensed Project No. 0 Plant Name: (d)	FERC Licensed Project No. 0 Plant Name: (e)	FERC Licensed Project No. 0 Plant Name: (f)	Line No.
			1
			2
			3
			4
0	0	0	5
0	0	0	6
0	0	0	7
			8
0	0	0	9
0	0	0	10
0	0	0	11
0	0	0	12
			13
0	0	0	14
0	0	0	15
0	0	0	16
0	0	0	17
0	0	0	18
0	0	0	19
0	0	0	20
0.0000	0.0000	0.0000	21
			22
0	0	0	23
0	0	0	24
0	0	0	25
0	0	0	26
0	0	0	27
0	0	0	28
0	0	0	29
0	0	0	30
0	0	0	31
0	0	0	32
0	0	0	33
0	0	0	34
0.0000	0.0000	0.0000	35

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Mill Creek Sub	Paddys West Sub	345.00	345.00	ST	14.54		2
2	Paddys West Sub	Northside Sub	345.00	345.00	ST, SP	14.52		1
3	Trimble County Sub	Clifty Creek Sub	345.00	345.00	ST,WP	12.35		2
4	Blue Lick Sub	Middletown Sub	345.00	345.00	ST	0.12	19.22	1
5	Buckner	Wises Landing	345.00	345.00	ST,SP	0.32	13.11	1
6	Middletown	Buckner	345.00	345.00	ST,SP	0.23	14.08	1
7	Middletown Sub	Trimble County Sub	345.00	345.00	ST	27.96		1
8	Mill Creek Sub	Blue Lick Sub	345.00	345.00	ST	0.24	11.80	1
9	Mill Creek Sub	Middletown Sub	345.00	345.00	ST	31.36		1
10	Paddy's Run Sub	T.V.A. Tower	154.00	154.00	ST	66.16	50.25	2
11	Appl Park Switching Station	Middletown Sub	138.00	138.00	ST	0.08	12.56	1
12	Appl Park Switching Station	Ethel Sub	138.00	138.00	WP, ST	1.95		1
13	Ashbottom Sub	Appl Park Switching Station	138.00	138.00	ST	4.61	1.30	1
14	Grade Lane	Fern Valley Sub	138.00	138.00	ST,SP	2.79		1
15	Ashbottom	Grade Lane	138.00	138.00	ST,SP	0.92		1
16	Ashbottom Sub	Manslick Sub	138.00	138.00	WP, ST	3.43		1
17	Ashby Sub	Pleasure Ridge Park Sub	138.00	138.00	WP,SP,CP	2.82		1
18	Beargrass Sub	Lyndon South Sub	138.00	138.00	ST	0.10	7.33	1
19	Beargrass Sub	Middletown Sub	138.00	138.00	ST	9.06	5.53	2
20	Beargrass Sub	Northside Sub	138.00	138.00	ST,SP	6.37		1
21	Beargrass Sub	Northside Sub	138.00	138.00	ST	0.23	6.11	1
22	Breckenridge Sub	Hurstbourne Sub	138.00	138.00	WP, SP,CP	3.89	0.17	1
23	Campground	Cane Run Switching Station	138.00	138.00	ST	3.08	3.29	2
24	Canal Sub	Waterside Switching Station	138.00	138.00	ST	0.05	1.32	1
25	Cane Run Switching Station	Ashbottom Sub	138.00	138.00	ST	9.64	7.87	3
26	Cane Run	Cane Run Switching	138.00	138.00	ST,WP	5.10		2
27	Cane Run	Cane Run Switching	138.00	138.00	ST ,WP	0.46	2.23	2
28	Cane Run	Cane Run Switching	138.00	138.00	ST	2.56		1
29	Cane Run	Cane Run Switching	138.00	138.00	ST	0.26	2.33	1
30	Cane Run Switching	International	138.00	138.00	ST,SP,WP	1.28	1.54	1
31	Centerfield Sub	Trimble County Sub	138.00	138.00	WP, ST	15.08	0.67	1
32	Dixie Sub	Algonquin Sub	138.00	138.00	WP,SP	0.80		1
33	Ethel Sub	Breckenridge Sub	138.00	138.00	WP, ST,SP	3.90		1
34	Fern Valley Sub	Okolona Sub	138.00	138.00	WP, SP	1.40		1
35	Fern Valley Sub	Watterson Sub	138.00	138.00	ST	3.92	1.36	1
36					TOTAL	668.20	228.62	80

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
(i)	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
954 mcm	113,337	2,616,265	2,729,602					1
1024.5 mcm	102,753	4,108,058	4,210,811					2
954 mcm		2,746,513	2,746,513					3
954 mcm		797,805	797,805					4
954 mcm		2,990,335	2,990,335					5
954 mcm		2,660,313	2,660,313					6
954mcm	479,907	7,349,290	7,829,197					7
954 mcm		444,135	444,135					8
954 mcm	314,954	3,881,627	4,196,581					9
500 mcm	98,666	1,807,118	1,905,784					10
795 mcm	102,525	915,806	1,018,331					11
795 mcm	861	302,721	303,582					12
795 mcm	42,502	490,158	532,660					13
795 mcm		300,114	300,114					14
795 mcm		185,415	185,415					15
795 mcm		402,298	402,298					16
1272 mcm		981,798	981,798					17
795 mcm		115,848	115,848					18
795 mcm	159,406	1,251,523	1,410,929					19
1024.5 mcm	67,983	2,240,491	2,308,474					20
1024.5 mcm	6,427	434,394	440,821					21
1272 mcm	15,419	1,365,183	1,380,602					22
795 mcm	8,216	210,457	218,673					23
795 mcm		338,656	338,656					24
795 mcm	38,205	949,285	987,490					25
795 mcm	18,788	404,209	422,997					26
795 mcm		188,497	188,497					27
954 mcm		156,147	156,147					28
954 mcm		110,365	110,365					29
795 mcm		762,703	762,703					30
795 mcm	85,784	811,181	896,965					31
795 mcm	1,446	232,382	233,828					32
1272 mcm	27,072	1,175,813	1,202,885					33
1272 mcm		418,533	418,533					34
795 mcm	2,054	57,683	59,737					35
	2,629,333	92,216,434	94,845,767	42,563	486,502	33,243	562,308	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Hurstbourne Sub	Bluegrass Sub	138.00	138.00	SP,WP	2.02		1
2	Knob Creek Sub	Tip Top Sub	138.00	138.00	WP,ST,CP	11.79		1
3	Lyndon South Sub	Middletown Sub	138.00	138.00	ST,SP	5.58		1
4	Magzine Sub	Hancock Sub	138.00	138.00	SP, WP	2.34		1
5	Magazine Sub	Waterside Switching Station	138.00	138.00	ST, SP, WP	4.44		1
6	Manslick Sub	Mill Creek Sub	138.00	138.00	WP, ST	10.52		1
7	Middletown Sub	Centerfield Sub	138.00	138.00	WP, ST	12.25		1
8	Mill Creek Sub	Ashby Sub	138.00	138.00	WP, SP	5.56		1
9	Mill Creek Sub	Knob Creek Sub	138.00	138.00	WP, ST	2.80	3.59	1
10	Mill Creek Sub	Kosmosdale Prim. Meter Stn.	138.00	138.00	WP, ST	1.69		2
11	Mud Lane Sub	Blue Lick Sub	138.00	138.00	SP,WP	5.45		1
12	Okolona Sub	Mud Lane Sub	138.00	138.00	WP, ST	3.85	0.18	1
13	Paddy's Run Sub	Campground	138.00	138.00	ST	0.45		1
14	Paddy's Run Sub	Dixie Sub	138.00	138.00	WP,SP	3.58		1
15	Paddy's Run Sub	Ohio Falls Sub	138.00	138.00	ST	12.41	0.39	3
16	Paddy's Run Sub	Paddy's West Sub	138.00	138.00	ST	0.69	0.12	2
17	Plainview Sub	Hurstbourne Sub	138.00	138.00	WP, SP	2.18		1
18	Paddy's West Sub	PSI Connection Gallagher	138.00	138.00	SP	0.42		1
19	Northside Sub	Clifty Creek Sub	138.00	138.00	ST,WP	32.54		1
20	Northside Sub	Tower No. 43 at P.S.I.						
21		Connection	138.00	138.00	ST	0.19	0.04	1
22	Clifty Creek Sub	Tower No.220 Connection						
23		with CG&E Co.	138.00	138.00	ST	4.25	2.50	1
24	Watterson Sub	Middletown Sub	138.00	138.00	ST,WP	7.20	0.22	1
25	Tip Top Sub	Cloverport Sub	138.00	138.00	WP,SP,ST	35.51		
26	Waterside Station	Beargrass Sub	138.00	138.00	ST,SP	2.08		2
27	Waterside Station	Beargrass Sub	138.00	138.00	SP	0.25	1.81	1
28	Mill Creek Sub	Cane Run Sub	138.00	138.00	ST,SP	1.19	10.12	1
29	Overhead Lines under		69.00	69.00	WP, ST	239.46	47.58	
30	132KV							
31	Ashbottom Sub	Grade Lane Sub	138.00	138.00	Undg.(26)	0.58		1
32	Waterside Sub	Canal Sub	138.00	138.00	Undg.(26)	0.42		1
33	Magazine Sub	Hancock Sub	138.00	138.00	Undg. (26)	0.09		1
34	Magazine Sub	Waterside Station	138.00	138.00	Undg. (26)	0.42		1
35	Waterside Switching Station	Beargrass Sub	138.00	138.00	Undg. (26)	0.91		1
36					TOTAL	668.20	228.62	80

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the *pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)*
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1272 mcm	37,300	1,164,787	1,202,087					1
636 mcm	7,955	478,079	486,034					2
795 mcm	35,941	479,618	515,559					3
1272 mcm		1,345,961	1,345,961					4
795 mcm	2,601	1,077,926	1,080,527					5
636 mcm	16,570	1,232,331	1,248,901					6
795 mcm	42,761	715,081	757,842					7
1272 mcm	528	1,718,119	1,718,647					8
636 mcm	10,855	376,077	386,932					9
840.2 mcm		223,568	223,568					10
840.2 mcm	46,432	2,255,744	2,302,176					11
1272 mcm	79,825	1,091,885	1,171,710					12
795 mcm	1,455	64,918	66,373					13
795 mcm	27,351	687,941	715,292					14
300 mcm	81,226	926,536	1,007,762					15
954 mcm	2,763	347,720	350,483					16
1272 mcm	3,591	733,879	737,470					17
954 mcm		219,011	219,011					18
336.4 mcm	73,852	475,608	549,460					19
								20
954 mcm		39,159	39,159					21
								22
336.4 mcm	22,743	191,394	214,137					23
840.2 mcm		356,985	356,985					24
397.5 mcm	48,020	1,569,015	1,617,035					25
795 mcm	17,950	443,712	461,662					26
795 mcm		258,350	258,350					27
954 mcm	20,979	680,443	701,422					28
Various	362,330	21,664,438	22,026,768	42,563	486,502	33,243	562,308	29
								30
1500 kcmil cu		1,042,460	1,042,460					31
1750 mcm ho		74,247	74,247					32
1750 mcm cu		305,807	305,807					33
1750 mcm ho		64,915	64,915					34
1500 mcm cu		1,758,840	1,758,840					35
	2,629,333	92,216,434	94,845,767	42,563	486,502	33,243	562,308	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION From (a)	DESIGNATION To (b)	VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase) Operating (c)	Designed (d)	Type of Supporting Structure (e)	LENGTH (Pole miles) (In the case of underground lines report circuit miles) On Structure of Line Designated (f)	On Structures of Another Line (g)	Number Of Circuits (h)
1	Waterside Switching Station	Beargrass Sub	138.00	138.00	Undg.(26)	0.90		1
2	Underground Lines under							
3	132KV		69.00	69.00	Undg. (26)	2.61		
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	668.20	228.62	80

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1500 mcm ho		1,528,849	1,528,849					1
								2
Various		2,419,912	2,419,912					3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	2,629,333	92,216,434	94,845,767	42,563	486,502	33,243	562,308	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Algonquin	Transmission *	138.00	69.00	13.80
2	Ashbottom	Transmission *	138.00	69.00	13.80
3	Beargrass	Transmission *	138.00	69.00	13.80
4	Bluelick, Brooks, Ky.	Transmission *	345.00	138.00	
5		Transmission *	345.00	161.00	
6		Transmission*	138.00	69.00	13.80
7	Breckenridge	Transmission *	138.00	69.00	13.80
8	Canal	Transmission *	78.90	40.00	14.00
9		Transmission *	136.80	66.00	14.00
10	Cane Run	Transmission (G)	138.00	171.00	
11		Transmission (G)	138.00	20.90	
12	Cane Run Switching	Transmission *	138.00	69.00	13.80
13	Centerfield	Transmission	138.00	69.00	13.80
14	Ethel	Transmission *	138.00	69.00	13.80
15	Fern Valley	Transmission *	138.00	69.00	13.80
16	Hancock	Transmission	138.00	69.00	13.80
17	Lyndon South, Lyndon, Ky.	Transmission *	138.00	69.00	13.80
18	Middletown, Middletown, Ky.	Transmission *	138.00	69.00	13.80
19		Transmission *	345.00	138.00	
20	Mill Creek, Kosmosdale, Ky.	Transmission	345.00	138.00	13.80
21		Transmission (G)	199.19	20.90	
22		Transmission	199.19	20.90	
23		Transmission	138.00	69.00	13.80
24		Transmission	138.00	69.00	14.00
25	Mud Lane	Transmission *	138.00	69.00	13.80
26	Ohio Falls	Transmission (G)	69.00	13.80	
27	Paddy's Run	Transmission (G)	144.90	160.00	
28		Transmission	93.00	79.70	14.00
29		Transmission	138.00	69.00	14.00
30	Tip Top, Tip Top, Ky.	Transmission *	135.00	66.00	14.00
31		Transmission *	135.00	66.00	37.00
32	Trimble County CT	Transmission * (G)	362.25	18.00	
33	Trimble County	Transmission *	345.00	138.00	
34		Transmission * (G)	345.00	20.90	
35	Watterson	Transmission *	138.00	69.00	13.80
36	Northside, Jeffersonville, Indiana	Transmission *	345.00	138.00	13.80
37	Paddy's West - Indiana	Transmission *	345.00	138.00	13.80
38	Total Transmission		6935.23	2926.10	369.40
39					
40	Aiken	Distribution *	69.00	12.47	

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
140	1					1
224	2					2
185	1					3
448	1					4
240	1					5
112	1					6
140	1					7
83	3					8
93	1					9
190	1	2				10
566	2					11
224	2					12
140	1					13
140	1					14
80	2					15
140	1					16
140	1					17
298	2	2				18
1344	3					19
672	2					20
829	6					21
1143	6					22
40	1					23
40	1					24
140	1					25
134	2		Ground Transformer	1	4	26
175	1					27
240	6					28
287	3					29
34	1					30
45	1					31
420	2					32
224	1					33
639	1					34
152	2					35
448	1					36
448	1					37
11037	67	4		1	4	38
						39
73	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Algonquin	Distribution *	69.00	13.80	
2	Ashbottom	Distribution *	138.00	13.80	
3	Ashby	Distribution *	138.00	12.47	
4	Bishop	Distribution *	69.00	12.47	
5	Bluegrass	Distribution *	138.00	12.47	
6	Breckenridge	Distribution *	69.00	13.80	
7	Breckenridge	Distribution	69.00	12.47	
8	Brandenburg, near Brandenburg, Ky.	Distribution *	69.00	12.47	
9	Campground	Distribution *	138.00	13.80	
10	Canal	Distribution *	69.00	13.80	
11	Cane Run	Distribution *	69.00	13.80	
12	Centerfield, near Centerfield, Ky.	Distribution *	138.00	12.47	
13	Clay	Distribution *	69.00	13.80	
14	Clifton	Distribution *	69.00	13.80	
15		Distribution *	69.00	12.47	
16	Collins	Distribution *	69.00	12.47	
17	Crestwood, Crestwood, Ky.	Distribution *	69.00	12.47	
18	Dahlia	Distribution *	69.00	12.47	
19	Del Park	Distribution *	69.00	13.80	
20	Dixie	Distribution *	138.00	12.47	
21	Ethel	Distribution *	69.00	13.80	
22	Ethel	Distribution *	69.00	12.47	
23	Fairmont	Distribution *	69.00	12.47	
24	Farnsley, Shively, Ky.	Distribution *	69.00	12.47	
25	Fern Valley	Distribution *	138.00	13.80	
26	Fern Valley	Distribution *	138.00	12.47	
27	Floyd	Distribution *	69.00	13.80	
28	Ford Truck Plant	Distribution *	69.00	12.47	
29	Frey's Hill	Distribution *	69.00	12.47	
30	Grade Lane	Distribution *	138.00	13.80	
31	Grady	Distribution *	69.00	13.80	
32	Hancock	Distribution *	138.00	12.47	
33	Harmony Landing, near Goshen, Ky.	Distribution *	69.00	12.47	
34	Harrod's Creek	Distribution *	69.00	12.47	
35	Herman - Class B	Distribution *	13.80	4.16	
36	Highland #1	Distribution *	69.00	12.47	
37	Highland	Distribution *	69.00	13.80	
38	Hillcrest	Distribution *	69.00	12.47	
39		Distribution *	69.00	13.80	
40	Hurstbourne, Jeffersontown, Ky.	Distribution *	138.00	12.47	

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
101	3		Ground Transformer	4	12	1
60	2		Ground Transformer	2	10	2
56	2					3
56	2					4
45	1					5
40	2		Ground Transformer	2	5	6
84	3					7
11	1					8
45	1		Ground Transformer	1	5	9
60	2		Ground Transformer	2	8	10
120	2		Ground Transformer	9	60	11
45	1					12
50	2		Ground Transformer	2	10	13
40	2		Ground Transformer	2	9	14
56	2					15
56	2					16
56	2					17
56	2					18
45	1		Ground Transformer	1	5	19
45	1					20
25	1		Ground Transformer	1	4	21
56	2					22
37	2					23
56	2					24
78	2		Ground Transformer	2	9	25
101	3					26
45	1		Ground Transformer	1	5	27
90	2					28
73	2					29
134	2		Ground Transformer	2	10	30
60	2		Ground Transformer	2	9	31
45	1					32
28	1					33
56	2					34
11	2					35
45	1		Ground Transformer	1	5	36
33	1					37
45	1		Ground Transformer	1	5	38
33	1					39
90	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	International	Distribution *	138.00	12.47	
2	Jeffersontown	Distribution *	69.00	12.47	
3	Kenwood	Distribution *	69.00	12.47	
4	Knob Creek, near Shepherdsville, Ky.	Distribution *	138.00	34.50	14.00
5	Locust	Distribution *	69.00	12.47	
6	Lyndon, Lyndon, Ky.	Distribution *	69.00	12.47	
7	Lyndon South	Distribution *	69.00	12.47	
8	Lynn	Distribution *	13.80	4.16	
9	Madison	Distribution *	69.00	13.80	
10	Magazine	Distribution *	13.80	4.16	
11		Distribution *	69.00	13.80	
12	Manslick	Distribution *	138.00	12.47	
13	Mill Creek	Distribution *	138.00	12.47	
14	Mud Lane	Distribution *	138.00	12.47	
15	Nachand	Distribution *	69.00	12.47	
16	Okolona	Distribution *	138.00	12.47	
17	Oxmoor	Distribution *	69.00	12.47	
18	Paddy's Run	Distribution *	138.00	13.80	
19	Plainview	Distribution *	138.00	12.47	
20	Pleasure Ridge	Distribution *	138.00	12.47	
21	Seminole	Distribution *	69.00	13.80	
22		Distribution *	69.00	12.47	
23		Distribution *	138.00	13.80	
24	Seventh Street	Distribution *	13.80	4.16	
25	Shepherdsville, Shepherdsville, Ky.	Distribution *	69.00	12.47	
26	Shively	Distribution *	69.00	12.47	
27		Distribution *	69.00	13.09	
28	Skylight, Skylight, Ky.	Distribution *	69.00	12.47	
29	Smyrna	Distribution *	69.00	12.47	
30	Southern	Distribution *	13.80	4.16	
31	South Park	Distribution *	69.00	12.47	
32		Distribution *	69.00	34.50	14.00
33	Stewart	Distribution *	69.00	12.47	
34	Taylor	Distribution *	69.00	12.47	
35	Terry	Distribution *	69.00	12.47	
36	Tip Top	Distribution *	138.00	34.50	28.00
37	Waterside	Distribution	13.80	4.16	
38		Distribution	138.00	13.80	
39	Watterson	Distribution *	138.00	13.80	
40		Distribution *	138.00	12.47	

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
45	1					1
39	2					2
56	2					3
30	1					4
45	1					5
28	1					6
28	1					7
12	2					8
90	2		Ground Transformer	2	10	9
15	2		Ground Transformer	3	15	10
111	3					11
45	1					12
28	1		Ground Transformer	2	19	13
90	2					14
56	2					15
45	1					16
56	2					17
335	6		Ground Transformer	5	70	18
45	1					19
45	1					20
95	3		Ground Transformer	4	19	21
45	1					22
67	1					23
13	2					24
21	2					25
45	1		Ground Transformer	1	5	26
25	1					27
11	1					28
56	2					29
14	2					30
28	1					31
11	1					32
56	2					33
84	3					34
73	2					35
101	2					36
18	2		Ground Transformer	2	30	37
197	3					38
22	1		Ground Transformer	1	4	39
73	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Western	Distribution *	13.80	4.16	
2	Trimble	Distribution *	138.00	12.47	
3	WHAS	Distribution *	69.00	12.47	
4	23 Stations Less Than 10,000 KVA				
5	Total Distribution		7203.60	1086.61	56.00
6					
7					
8					
9					
10					
11					
12					
13					
14					
15	Summary				
16	Transmission 21				
17	Distribution 93				
18	Total 114				
19					
20					
21					
22	(1) Located in or near Louisville except as noted.				
23					
24	* Unattended.				
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	2					1
11	1		Ground Transformer	2	48	2
17	2					3
141	28					4
4823	174			57	391	5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
11037	67	4				16
4823	174					17
15860	241	4				18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Blank Page

FOOTNOTE DATA

Schedule Page: 426 Line No.: 10 Column: b

(G) - Generation

Schedule Page: 426 Line No.: 11 Column: b

(G) - Generation

Schedule Page: 426 Line No.: 21 Column: b

(G) - Generation

Schedule Page: 426 Line No.: 26 Column: b

(G) - Generation

Schedule Page: 426 Line No.: 27 Column: b

(G) - Generation

Schedule Page: 426 Line No.: 32 Column: b

(G) - Generation

Schedule Page: 426 Line No.: 34 Column: b

(G) - Generation

INDEX

Schedule	Page No.

INDEX (continued)

Schedule	Page No.
Deferred	
credits, other	269
debits, miscellaneous	233
income taxes accumulated - accelerated amortization property	272-273
income taxes accumulated - other property	274-275
income taxes accumulated - other	276-277
income taxes accumulated - pollution control facilities	234
Definitions, this report form	iii
Depreciation and amortization	
of common utility plant	356
of electric plant	219 336-337
Directors	105
Discount - premium on long-term debt	256-257
Distribution of salaries and wages	354-355
Dividend appropriations	118-119
Earnings, Retained	118-119
Electric energy account	401
Expenses	
electric operation and maintenance	320-323
electric operation and maintenance, summary	323
unamortized debt	256
Extraordinary property losses	230
Filing requirements, this report form	
General information	101
Instructions for filing the FERC Form 1	i-iv
Generating plant statistics	
hydroelectric (large)	406-407
pumped storage (large)	408-409
small plants	410-411
steam-electric (large)	402-403
Hydro-electric generating plant statistics	406-407
Identification	101
Important changes during year	108-109
Income	
statement of, by departments	114-117
statement of, for the year (see also revenues)	114-117
deductions, miscellaneous amortization	340
deductions, other income deduction	340
deductions, other interest charges	340
Incorporation information	101

INDEX (continued)

EXHIBIT G-2

KENTUCKY UTILITIES COMPANY

PUBLIC SERVICE COMMISSION OF KENTUCKY

PRINCIPAL PAYMENT AND INTEREST INFORMATION
FOR THE YEAR ENDING DECEMBER 31, 2003

1 Amount of Principal Payment during calendar year $ 95,000,000 (A)

2 Is Principal current? (Yes) X (No) ____

3 Is Interest current? (Yes) X (No) ____

(A) Includes Long-Term debt payments related to refinancing only.

SERVICES PERFORMED BY
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Are your financial statements examined by a Certified Public Accountant?

(Yes) X (No) ____

If yes, which service is performed?

Audit X

Compilation ____

Review ____

Please enclose a copy of the accountant's report with annual report.

KENTUCKY UTILITIES COMPANY
ADDITIONAL INFORMATION TO BE FURNISHED WITH
2003 ANNUAL REPORT

ELECTRIC UTILITIES

Please furnish the following information, for Kentucky Operations only, and attach to your Annual Report:

Number of Rural Customers (Other than Farms)	118,298
Number of Farms Served (A farm is any agricultural operating unit consisting of 3 acres of more)	10,172
Number of KWH sold to all Rural Customers	2,384,424,915
Total Revenue from all Rural Customers	$ 110,098,459

LINE DATA

Total number of Miles of Wire Energized (Located in Kentucky)	99,018
Total number of Miles of Pole line (Located in Kentucky)	16,977

Name of Counties in which you furnish Electric Service:
(If additional space is required, add additional sheet)

Adair	Campbell	Fayette	Harrison	Lincoln	McLean	Russell
Anderson	Carlisle	Fleming	Hart	Livington	Nelson	Scott
Ballard	Carroll	Franklin	Henderson	Lyon	Nicholas	Shelby
Barren	Casey	Fulton	Henry	Madison	Ohio	Spencer
Bath	Christian	Gallatin	Hickman	Marion	Oldham	Taylor
Bell	Clark	Garrard	Hopkins	Mason	Owen	Trimble
Bourbon	Clay	Grant	Jessamine	Mercer	Pendleton	Union
Boyle	Crittenden	Grayson	Knox	Montgomery	Pulaski	Washington
Bracken	Daviess	Green	Larue	Muhlenberg	Robertson	Webster
Bullitt	Edmonson	Hardin	Laurel	McCracken	Rockcastle	Whitley
Caldwell	Estill	Harlan	Lee	McCreary	Rowan	Woodford

(A) Based on Standard Industrial Classification (SIC) Major Groups 01 (Agricultural Production-Crops) and and 02 (Agricultural ProductionLivestock and Animal Specialties).

Kentucky Utilities Company
Supplemental Electric Information
Revenues, Customers and KWH Sales
For Reporting Year 2003

	Revenues	KWHs Sold	Customers
440 Residential	$ 257,600,508	5,593,780,517	393,107
442 Commercial & Industrial Sales			
Small(or Commercial)	$ 178,839,511	4,016,074,941	74,510
Large (or Industrial)	$ 194,553,098	5,593,948,989	1,973
444 Public St. & Highway Lighting	$ 7,061,722	54,856,042	1,485
445 Other Sales to Public Authorities	$ 55,786,646	1,428,266,920	7,029
446 Sales to Railroads and Railways	$ -	-	-
448 Interdepartmental Sales	$ -	-	-
TOTAL Sales to Ultimate Customers	$ 693,841,485	16,686,927,409	478,104
447 Sales for Resale	$ 138,003,066	5,591,069,931	70
TOTAL Sales of Electricity	$ 831,844,551	22,277,997,340	478,174

** For Kentucky Operations Only (Excludes Operations in Virginia and Tennessee)**

THIS PAGE MUST BE COMPLETED AND RETURNED WITH THE ANNUAL REPORT

Kentucky Utilities Company
Security Holders and Voting Powers
For the Year Ended December 31, 2003

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votets cast by proxy:	3. Give the date and place of such meeting:
Stock books not closed during the year.	Total: 37,817,878 Proxy: 37,817,878	December 16, 2003 -- Louisville, KY

	NAME	ADDRESS	TOTAL VOTES	COMMON STOCK	PREFERRED STOCK
4. Total votes of all voting securities			37,817,878	37,817,878	-
5. Total number of security holders			1	1	-
6. Total votes of security holders listed below			37,817,878	37,817,878	-
	LG&E Energy LLC	Louisville, KY	37,817,878	37,817,878	-

Name of Respondent Kentucky Uitlities Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility property.
5. Minor Items (5% of the Balance at the End of Year), for Account 121 or $100,000, whichever is Less) may be grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance at Beginning of Year (b)	Purchases, Sales, Transfers, etc (c)	Balance at End of Year (d)
1	E. W. Brown - Burgin (1)	251,138	(12,728)	238,410
2	Ghent Wetlands - Owen County	176,163		176,163
3	Bryan Station Road Land - Lexington	189,614		189,614
4	Clays Mill Road (2)	-	70,974	70,974
5	R J Reynolds (2)	-	64,954	64,954
6				
7				
8				
9				
10				
11				
12				
13				
14	Notes:			
15	(1) Amount in Column (c) related to UK Experimental Farm reported in Minor Items below.			
16	(2) Clays Mill Road and RJ Reynolds previously reported as Minor Items.			
17	(3) Item in Column (c) preivously reported as Minor Items below.			
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service (3)	81,044	4,238	85,282
45	Minor Items-Other Nonutility Property	329,130	(127,438)	201,692
46	TOTAL	1,027,089	-	1,027,089

KENTUCKY UTILITIES COMPANY
NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES
SUPPLEMENTAL INFORMATION TO 2003 ANNUAL REPORT

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employees on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1.	Payroll Period Ended (Date)	12/31/2003
2.	Total Regular Full-Time Employees	941
3.	Total Part-Time and Temporary Employees	0
4.	Total Employees	941

Note: Number of electric employees includes both Kentucky and Virginia jurisdiction.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
500 West Main Street
Suite 1800
Louisville KY 40202-4264
Telephone (502) 589 6100
Facsimile (502) 585 7875

Report of Independent Auditors

To the Shareholders of Kentucky Utilities Company:

We have audited the accompanying balance sheets of Kentucky Utilities Company as of December 31, 2003 and 2002, and the related statements of income, of retained earnings and of cash flows for the years then ended, included on pages 110 through 123.26 of the accompanying Federal Energy Regulatory Commission (FERC) Form No. 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in accordance with the accounting requirements of the FERC as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kentucky Utilities Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended on the basis of accounting described in Note 1.

This report is intended solely for the information and use of the shareholders and management of Kentucky Utilities Company and for filing with the FERC and should not be used for any other purpose.

PricewaterhouseCoopers LLP

February 6, 2004

INSTRUCTIONS FOR FILING THE
FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules ________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Kentucky Utilities Company		02 Year of Report Dec. 31, 2003
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 220 W. Main Street, P.O. Box 32010, Louisville, KY 40232		
05 Name of Contact Person J. Scott Williams		06 Title of Contact Person Mgr-Fin. Reporting & Control
07 Address of Contact Person *(Street, City, State, Zip Code)* P.O. Box 32010, Louisville, KY 40232		
08 Telephone of Contact Person, *Including Area Code* (502) 627-2530	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* 03/31/2004

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name S. Bradford Rives	03 Signature S. Bradford Rives /s/	04 Date Signed *(Mo, Da, Yr)* 03/31/2004
02 Title Chief Financial Officer		
Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Accumulated Deferred Income Taxes-Other Property	274-275	
38	Accumulated Deferred Income Taxes-Other	276-277	
39	Other Regulatory Liabilities	278	
40	Electric Operating Revenues	300-301	
41	Sales of Electricity by Rate Schedules	304	
42	Sales for Resale	310-311	
43	Electric Operation and Maintenance Expenses	320-323	
44	Purchased Power	326-327	
45	Transmission of Electricity for Others	328-330	
46	Transmission of Electricity by Others	332	
47	Miscellaneous General Expenses-Electric	335	
48	Depreciation and Amortization of Electric Plant	336-337	
49	Regulatory Commission Expenses	350-351	
50	Research, Development and Demonstration Activities	352-353	
51	Distribution of Salaries and Wages	354-355	
52	Common Utility Plant and Expenses	356	NONE
53	Electric Energy Account	401	
54	Monthly Peaks and Output	401	
55	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
56	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	
57	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	NONE
58	Generating Plant Statistics (Small Plants)	410-411	
59	Transmission Line Statistics	422-423	
60	Transmission Lines Added During Year	424-425	NONE
61	Substations	426-427	
62	Footnote Data	450	
	Stockholders' Reports Check appropriate box: [ ] Four copies will be submitted [X] No annual report to stockholders is prepared		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

S. B. Rives
220 West Main Street
Louisville, KY 40202

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Kentucky, August 17, 1912
Virginia , December 1, 1991

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric Service - Kentucky
Electric Service - Tennessee
Electric Service - Virginia

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

On April 9, 2001, a German company, E.ON AG ("E.ON"), announced a pre-conditional cash offer of 5.1 billion pounds sterling ($7.3 billion) to acquire Powergen. The final regulatory approval needed was received on June 14, 2002 from the SEC. Effective July 1, 2002, the acquisition of Powergen was completed by E.ON. Following this acquisition, KU became an indirect subsidiary of E.ON and E.ON became a registered holding company under PUHCA, and subject to regulation thereunder. No costs associated with the E.ON acquisition nor any of the effects of purchase accounting have been reflected in the financial statements of KU.

Effective December 30, 2003, LG&E Energy LLC became the successor to LG&E Energy Corp.

KU is a wholly owned subsidiary of LG&E Energy LLC. On December 11, 2000, LG&E Energy and Powergen Limited successfully completed a merger transaction involving the two companies. Pursuant to the acquisition agreement, LG&E Energy became a wholly owned subsidiary of Powergen and, as a result KU became an indirect subsidiary of Powergen.

LG&E Energy and KU Energy merged on May 4, 1998, with LG&E Energy as the surviving corporation. LG&E Energy became the parent company of KU. The preferred stock and debt securities of KU were not affected by the merger.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	KU Receivables LLC	Limited Liability Company	100%	See Note 4 page 123
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	CURRENT OFFICERS AT DECEMBER 31, 2003		
2			
3	Chairman of the Board, President and		
4	Chief Executive Officer	Victor A. Staffieri	
5			
6	Chief Financial Officer	S. Bradford Rives	
7			
8	Executive Vice President, General Counsel		
9	and Corporate Secretary	John R. McCall	
10			
11	Senior Vice President - Energy Services	Paul W. Thompson	
12			
13	Senior Vice President - Energy Delivery	Chris Hermann	
14			
15	Senior Vice President - Information Technology	Wendy C. Welsh	
16			
17	Senior Vice President - Energy Marketing	Martyn Gallus	
18			
19	Senior Vice President - Project Engineering	A. Roger Smith	
20			
21	Vice President - Retail and Gas Storage Operations	David A. Vogel	
22			
23	Treasurer	Daniel K. Arbough	
24			
25	Vice President - Independent Power Operations	Bruce D. Hamilton	
26			
27	Vice President - Rates and Regulatory	Michael S. Beer	
28			
29	Vice President - External Affairs	George R. Siemens	
30			
31	Vice President - Human Resources	Paula H. Pottinger	
32			
33	Vice President - Power Operations WKE	D. Ralph Bowling	
34			
35	Vice President - Communications	R. W. Chip Keeling	
36			
37	Vice President - Regulated Generation	John N. Voyles, Jr.	
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Salary information for all officers is on file in the office of the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	CURRENT BOARD OF DIRECTORS AT DECEMBER 31, 2003	
2		
3	Victor A. Staffieri, Chairman and CEO	Louisville, KY 40202
4	Michael Soehlke	Coventry, U. K.
5	Dr. Hans Michael Gaul	Dusseldorf, Germany
6		
7	BOARD DIRECTORS RESIGNING DURING THE YEAR 2003:	
8		
9	Edmund Wallis	Coventry, U. K.
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 105 Line No.: 4 Column: a

Michael Soehlke's resignation from the board was effective January 31, 2004.

Schedule Page: 105 Line No.: 5 Column: a

Dr. Hans Michael Gaul's addition to the board was effective November 3, 2003. His resignation was effective January 31, 2004.

Schedule Page: 105 Line No.: 9 Column: a

Edmund Wallis' resignation from the board was effective June 18, 2003.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

1. None.
2. None.
3. None.
4. None.
5. None.
6. The Company is authorized by FERC Docket ES03-2-000 to issue short-term debt not to exceed $400 million at any one time on or before November 30, 2004 with a final maturity no later than November 30, 2005. The Company was also authorized to borrow up to $100 million in long-term loans.
7. In December 2003, KU's voting shareholders approved amendments to the Articles of Incorporation to reduce the minimum board size to three directors and to eliminate staggered terms for directors. The simplified board size and structure is appropriate for KU as a wholly-owned subsidiary and permits a more efficient administration of corporate governance. The amended articles were filed with the Kentucky Secretary of State in February 2004.
8. None of a material nature.
9. None.

10 None.

12. None.

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* 03/31/2004	Year of Report Dec. 31, 2003

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	3,089,528,659	3,193,144,941
3	Construction Work in Progress (107)	200-201	191,233,222	403,511,569
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		3,280,761,881	3,596,656,510
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,536,657,953	1,616,996,905
6	Net Utility Plant (Enter Total of line 4 less 5)		1,744,103,928	1,979,659,605
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,744,103,928	1,979,659,605
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)		1,027,089	1,027,089
15	(Less) Accum. Prov. for Depr. and Amort. (122)		130,101	130,512
16	Investments in Associated Companies (123)		7,178,012	10,822,259
17	Investment in Subsidiary Companies (123.1)	224-225	3,000,000	3,000,000
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		975,750	793,562
21	Special Funds (125-128)		5,307,541	5,349,942
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		17,358,291	20,862,340
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		5,288,007	4,727,538
25	Special Deposits (132-134)		102,929	141,888
26	Working Fund (135)		93,373	94,873
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		-20,665,295	18,335,422
30	Other Accounts Receivable (143)		4,174,376	2,607,782
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		280,000	152,616
32	Notes Receivable from Associated Companies (145)		26,807,991	21,298,453
33	Accounts Receivable from Assoc. Companies (146)		0	0
34	Fuel Stock (151)	227	46,090,087	45,538,385
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	21,328,529	22,127,209
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	74,853	8,244,262
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	5,079,045	4,966,338
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		6,423,766	4,208,391
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		22,500	15,000
49	Rents Receivable (172)		0	0
50	Accrued Utility Revenues (173)		36,408,000	4,074,000
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	Derivative Instrument Assets (175)		85,530	646,963

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* 03/31/2004	Year of Report Dec. 31, 2003

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	Derivative Instrument Assets - Hedges (176)		0	0
54	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 53)		131,033,691	136,873,888
55	**DEFERRED DEBITS**			
56	Unamortized Debt Expenses (181)		4,991,162	4,481,390
57	Extraordinary Property Losses (182.1)	230	0	0
58	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
59	Other Regulatory Assets (182.3)	232	66,622,644	64,318,374
60	Prelim. Survey and Investigation Charges (Electric) (183)		888,852	459,943
61	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
62	Clearing Accounts (184)		0	0
63	Temporary Facilities (185)		0	0
64	Miscellaneous Deferred Debits (186)	233	48,949,052	54,652,502
65	Def. Losses from Disposition of Utility Plt. (187)		0	0
66	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
67	Unamortized Loss on Reaquired Debt (189)		9,456,436	10,510,908
68	Accumulated Deferred Income Taxes (190)	234	80,797,845	66,596,286
69	Unrecovered Purchased Gas Costs (191)		0	0
70	TOTAL Deferred Debits (Enter Total of lines 56 thru 69)		211,705,991	201,019,403
71	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,54,70)		2,104,201,901	2,338,415,236

Blank Page

Name of Respondent Kentucky Utilities Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 110 Line No.: 29 Column: c

Negative balance reflects sale of accounts receivable from accounts 142 and 173 to KU Receivables LLC, an affiliated company. (See Note 1 of Notes to Financial Statements)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	308,139,978	308,139,978
3	Preferred Stock Issued (204)	250-251	40,000,000	40,000,000
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	15,000,000	15,000,000
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	594,394	594,394
11	Retained Earnings (215, 215.1, 216)	118-119	496,125,503	581,633,929
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	5,882,211	9,526,459
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	Accumulated Other Comprehensive Income (219)	122(a)(b)	-10,462,375	-6,030,986
15	TOTAL Proprietary Capital (Enter Total of lines 2 thru 14)		854,090,923	947,674,986
16	**LONG-TERM DEBT**			
17	Bonds (221)	256-257	500,492,329	404,575,889
18	(Less) Reaquired Bonds (222)	256-257	0	0
19	Advances from Associated Companies (223)	256-257	0	283,000,000
20	Other Long-Term Debt (224)	256-257	0	0
21	Unamortized Premium on Long-Term Debt (225)		0	0
22	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		0	0
23	TOTAL Long-Term Debt (Enter Total of lines 17 thru 22)		500,492,329	687,575,889
24	**OTHER NONCURRENT LIABILITIES**			
25	Obligations Under Capital Leases - Noncurrent (227)		0	0
26	Accumulated Provision for Property Insurance (228.1)		0	0
27	Accumulated Provision for Injuries and Damages (228.2)		0	0
28	Accumulated Provision for Pensions and Benefits (228.3)		59,892,049	64,140,389
29	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
30	Accumulated Provision for Rate Refunds (229)		0	0
31	Asset Retirement Obligations (230)		0	19,697,912
32	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 25 thru 31)		59,892,049	83,838,301
33	**CURRENT AND ACCRUED LIABILITIES**			
34	Notes Payable (231)		0	0
35	Accounts Payable (232)		124,374,589	114,864,683
36	Notes Payable to Associated Companies (233)		119,489,650	43,230,542
37	Accounts Payable to Associated Companies (234)		27,837,412	28,880,362
38	Customer Deposits (235)		12,081,091	13,453,033
39	Taxes Accrued (236)	262-263	4,944,128	8,802,145
40	Interest Accrued (237)		2,626,705	2,024,273
41	Dividends Declared (238)		188,000	188,000
42	Matured Long-Term Debt (239)		0	0
43	Matured Interest (240)		0	0
44	Tax Collections Payable (241)		2,792,612	3,219,670
45	Miscellaneous Current and Accrued Liabilities (242)		6,304,439	6,647,845

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	Obligations Under Capital Leases-Current (243)		0	0
47	Derivative Instrument Liabilities (244)		241,104	74,025
48	*Derivative Instrument Liabilities - Hedges (245)*		0	266,276
49	TOTAL Current & Accrued Liabilities (Enter Total of lines 34 thru 48)		300,879,730	221,650,854
50	**DEFERRED CREDITS**			
51	Customer Advances for Construction (252)		1,501,311	1,564,387
52	Accumulated Deferred Investment Tax Credits (255)	266-267	8,499,850	5,858,899
53	Deferred Gains from Disposition of Utility Plant (256)		0	0
54	Other Deferred Credits (253)	269	1,939,834	11,074,521
55	Other Regulatory Liabilities (254)	278	54,924,049	51,322,787
56	Unamortized Gain on Reaquired Debt (257)		0	0
57	Accumulated Deferred Income Taxes (281-283)	272-277	321,981,826	327,854,612
58	TOTAL Deferred Credits (Enter Total of lines 51 thru 57)		388,846,870	397,675,206
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68			0	0
69			0	0
70			0	0
71			0	0
72	TOTAL Liab and Other Credits (Enter Total of lines 15,23,32,49,58)		2,104,201,901	2,338,415,236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 8, 10, and 11 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	891,778,351	861,663,776
3	Operating Expenses			
4	Operation Expenses (401)	320-323	551,889,934	529,039,219
5	Maintenance Expenses (402)	320-323	60,270,511	59,782,089
6	Depreciation Expense (403)	336-337	97,064,845	92,266,731
7	Depreciation Expense for Asset Retirement Costs (403.1)	336-337	175,032	
8	Amort. & Depl. of Utility Plant (404-405)	336-337	4,740,498	3,195,030
9	Amort. of Utility Plant Acq. Adj. (406)	336-337		
10	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
11	Amort. of Conversion Expenses (407)			
12	Regulatory Debits (407.3)			
13	(Less) Regulatory Credits (407.4)		11,322,695	
14	Taxes Other Than Income Taxes (408.1)	262-263	15,888,440	14,983,221
15	Income Taxes - Federal (409.1)	262-263	31,082,440	38,518,669
16	- Other (409.1)	262-263	11,457,238	10,492,859
17	Provision for Deferred Income Taxes (410.1)	234, 272-277	61,968,967	55,898,707
18	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	45,841,806	50,884,825
19	Investment Tax Credit Adj. - Net (411.4)	266		
20	(Less) Gains from Disp. of Utility Plant (411.6)			
21	Losses from Disp. of Utility Plant (411.7)			
22	(Less) Gains from Disposition of Allowances (411.8)		286,166	277,302
23	Losses from Disposition of Allowances (411.9)			
24	Accretion Expense (411.10)		1,221,311	
25	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 24)		778,308,549	753,014,398
26	Net Util Oper Inc (Enter Tot line 2 less 25) Carry to Pg117,line 27		113,469,802	108,649,378

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on page 123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 26, and report the information in the blank space on page 123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
891,778,351	861,663,776					2
						3
551,889,934	529,039,219					4
60,270,511	59,782,089					5
97,064,845	92,266,731					6
175,032						7
4,740,498	3,195,030					8
						9
						10
						11
						12
11,322,695						13
15,888,440	14,983,221					14
31,082,440	38,518,669					15
11,457,238	10,492,859					16
61,968,967	55,898,707					17
45,841,806	50,884,825					18
						19
						20
						21
286,166	277,302					22
						23
1,221,311						24
778,308,549	753,014,398					25
113,469,802	108,649,378					26

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
27	Net Utility Operating Income (Carried forward from page 114)		113,469,802	108,649,378
28	Other Income and Deductions			
29	Other Income			
30	Nonutilty Operating Income			
31	Revenues From Merchandising, Jobbing and Contract Work (415)			
32	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)			248,892
33	Revenues From Nonutility Operations (417)			
34	(Less) Expenses of Nonutility Operations (417.1)		-4,000	2,475
35	Nonoperating Rental Income (418)		-385	-620
36	Equity in Earnings of Subsidiary Companies (418.1)	119	3,644,247	6,967,101
37	Interest and Dividend Income (419)		689,672	640,956
38	Allowance for Other Funds Used During Construction (419.1)		1,037,111	86,847
39	Miscellaneous Nonoperating Income (421)		913,781	-131
40	Gain on Disposition of Property (421.1)		134,898	157,202
41	TOTAL Other Income (Enter Total of lines 31 thru 40)		6,423,324	7,599,988
42	Other Income Deductions			
43	Loss on Disposition of Property (421.2)			
44	Miscellaneous Amortization (425)	340		
45	Miscellaneous Income Deductions (426.1-426.5)	340	1,874,615	1,068,996
46	TOTAL Other Income Deductions (Total of lines 43 thru 45)		1,874,615	1,068,996
47	Taxes Applic. to Other Income and Deductions			
48	Taxes Other Than Income Taxes (408.2)	262-263	26,332	10,000
49	Income Taxes-Federal (409.2)	262-263	-1,960,078	-684,544
50	Income Taxes-Other (409.2)	262-263	-134,152	-194,933
51	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	506,260	745,117
52	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	345,512	818,612
53	Investment Tax Credit Adj.-Net (411.5)			
54	(Less) Investment Tax Credits (420)		2,640,951	2,954,772
55	TOTAL Taxes on Other Income and Deduct. (Total of 48 thru 54)		-4,548,101	-3,897,744
56	*Net Other Income and Deductions* (Enter Total lines 41, 46, 55)		9,096,810	10,428,736
57	Interest Charges			
58	Interest on Long-Term Debt (427)		15,307,074	20,013,002
59	Amort. of Debt Disc. and Expense (428)		286,430	347,865
60	Amortization of Loss on Reaquired Debt (428.1)		811,421	882,089
61	(Less) Amort. of Premium on Debt-Credit (429)			
62	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
63	Interest on Debt to Assoc. Companies (430)	340	5,938,873	1,076,303
64	Other Interest Expense (431)	340	3,344,090	3,424,371
65	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		449,784	39,273
66	Net Interest Charges (Enter Total of lines 58 thru 65)		25,238,104	25,704,357
67	Income Before Extraordinary Items (Total of lines 27, 56 and 66)		97,328,508	93,373,757
68	Extraordinary Items			
69	Extraordinary Income (434)			
70	(Less) Extraordinary Deductions (435)		9,926,350	
71	Net Extraordinary Items (Enter Total of line 69 less line 70)		-9,926,350	
72	Income Taxes-Federal and Other (409.3)	262-263	-4,006,523	
73	Extraordinary Items After Taxes (Enter Total of line 71 less line 72)		-5,919,827	
74	Net Income (Enter Total of lines 67 and 73)		91,408,681	93,373,757

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 114 Line No.: 2 Column: f

2002 Sales for Resale revenue restated ($26,555,296) due to a 2003 accounting change required by EITF 02-03, netting brokered sales and brokered purchases.

Schedule Page: 114 Line No.: 4 Column: f

2002 Operating Expenses restated ($26,555,296) due to a 2003 accounting change required by EITF 02-03, netting brokered sales and brokered purchases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		496,010,768
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		87,764,433
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	4.75% Cumulative, Stated Value $100 per share		-950,007
25	6.53% Cumulative, Stated Value $100 per share		-1,306,000
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-2,256,007
30	Dividends Declared-Common Stock (Account 438)		
31			
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		581,519,194
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		114,735
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		114,735
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		581,633,929
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		5,882,212
50	Equity in Earnings for Year (Credit) (Account 418.1)		3,644,247
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		9,526,459

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 118 Line No.: 1 Column: c

UNAPPROPRIATED RETAINED EARNINGS -- 2002

BALANCE - BEGINNING OF YEAR	410,275,097
BALANCE TRANSFERRED FROM INCOME	86,406,656
DIVIDENDS DECLARED - COMMON STOCK	
4.75% CUMULATIVE, STATED VALUE $100 PER SHARE	(950,007)
6.53% CUMULATIVE, STATED VALUE $100 PER SHARE	(1,306,000)
TOTAL DIVIDENDS DECLARED - PREFERRED STOCK	(2,256,007)
TRANSFERS FROM ACCT 216.1, UNAPPROP. UNDISTRIB. SUB. EARNINGS	1,585,022
BALANCE - END OF YEAR	496,010,768

Schedule Page: 118 Line No.: 46 Column: c

APPROPRIATED RETAINED EARNINGS - AMORTIZATION RESERVE, FEDERAL (ACCT. 215-1) -- 2002

TOTAL APPROPRIATED RETAINED EARNINGS - AMORTIZATION RESERVE FEDERAL	114,735
TOTAL APPROPRIATED RETAINED EARNINGS	114,735
TOTAL RETAINED EARNINGS	496,125,503

UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS

BALANCE - BEGINNING OF YEAR	500,132
EQUITY IN EARNINGS FOR YEAR (CREDIT)	6,967,101
(LESS) DIVIDENDS RECEIVED (DEBIT)	1,585,022
BALANCE - END OF YEAR	5,882,211

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	91,408,681
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	97,239,877
5	Amortization of Intangible Assets	4,740,498
6	Asset Retirement Obligations FAS 133	19,697,911
7		
8	Deferred Income Taxes (Net)	6,018,168
9	Investment Tax Credit Adjustment (Net)	-2,640,951
10	Net (Increase) Decrease in Receivables	288,030
11	Net (Increase) Decrease in Inventory	-134,271
12	Net (Increase) Decrease in Allowances Inventory	-8,169,408
13	Net Increase (Decrease) in Payables and Accrued Expenses	-2,969,767
14	Net (Increase) Decrease in Other Regulatory Assets	16,360,447
15	Net Increase (Decrease) in Other Regulatory Liabilities	-3,601,261
16	(Less) Allowance for Other Funds Used During Construction	1,486,895
17	(Less) Undistributed Earnings from Subsidiary Companies	3,644,247
18	Other: Depreciation Charged to Clearing Accounts	2,238,938
19	Net (Increase) in Other Deferred Debits	-5,274,541
20	Net Decrease in Other Deferred Credits	9,134,687
21	Other	17,803,092
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	237,008,988
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-343,356,089
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	-1,486,895
31	Other (provide details in footnote):	
32	Long-term Investments	-3,504,050
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-345,373,244
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	411
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other (provide details in footnote):	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-345,372,833
58		
59	*Cash Flows from Financing Activities:*	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	283,000,000
62	Preferred Stock	
63	Common Stock	
64	Other (provide details in footnote):	
65	Pollution Control Bonds	-1,642,551
66	Net Increase in Short-Term Debt (c)	
67	Other (provide details in footnote):	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	281,357,449
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-95,000,000
74	Preferred Stock	
75	Common Stock	
76	Other (provide details in footnote):	
77		
78	Net Decrease in Short-Term Debt (c)	-76,259,108
79		
80	Dividends on Preferred Stock	-2,256,006
81	Dividends on Common Stock	
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	107,842,335
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-521,510
87		
88	Cash and Cash Equivalents at Beginning of Year	5,390,936
89		
90	Cash and Cash Equivalents at End of Year	4,869,426

Blank Page

Name of Respondent Kentucky Utilities Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 120 Line No.: 2 Column: b

STATEMENT OF CASH FLOWS - PREVIOUS YEAR (2002)

Net Cash Flows from Operating Activities:	
Net Income (line 74(d) on page 117)	$ 93,373,757
Noncash charges (credits) to Income:	
Depreciation and depletion	92,266,731
Amortization of intangible assets	3,195,030
Deferred income taxes (net)	1,979,817
Investment tax credit adjustment (net)	(2,954,772)
Net (increase) decrease in receivables	(4,280,424)
Net (increase) decrease in inventory	(2,928,256)
Net (increase) decrease in allowances inventory	76,094
Net increase (decrease) in payables and accrued expenses	8,320,290
Net (increase) decrease in other regulatory assets	14,385,242
Net increase (decrease) in other regulatory liabilities	(4,013,029)
(Less) allowance for other funds used during construction	126,120
(Less) undistributed earnings from subsidiary companies	5,382,080
Other: depreciation charged to clearing accounts	2,607,069
Net (increase) in other deferred debits	(28,547,654)
Net decrease in other deferred credits	643,641
Other	1,945,564
Net Cash Provided by Operating Activities	170,560,900
Cash Flows from Investment Activities:	
Gross additions to utility plant	(238,035,246)
(Less) allowance for funds used during construction	(126,120)
Cash outflows for plant	(237,909,126)
Proceeds from disposal of noncurrent assets	410
Net Cash Used in Investing Activities	(237,908,716)
Cash Flows from Financing Activities:	
Proceeds from issuance of long-term debt	133,930,000
Payment for retirement of long-term debt	(133,930,000)
Net decrease in short-term debt	71,700,000
Dividends on preferred stock	(2,256,005)
Net Cash Provided by Financing Activities	69,443,993
Net Increase in Cash and Cash Equivalents	2,096,177
Cash and Cash Equivalents at Beginning of Year	3,294,759
Cash and Cash Equivalents at End of Year	$ 5,390,936

Name of Respondent	This Report Is:	Date of Report	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Cormmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

INDEX OF ABBREVIATIONS

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
Capital Corp.	LG&E Capital Corp.
Clean Air Act	The Clean Air Act, as amended in 1990
CCN	Certificate of Public Convenience and Necessity
CT	Combustion Turbines
CWIP	Construction Work in Progress
DSM	Demand Side Management
ECR	Environmental Cost Recovery
EEI	Electric Energy, Inc.
EITF	Emerging Issues Task Force Issue
E.ON	E.ON AG
EPA	U.S. Environmental Protection Agency
ESM	Earnings Sharing Mechanism
F	Fahrenheit
FAC	Fuel Adjustment Clause
FERC	Federal Energy Regulatory Commission
FGD	Flue Gas Desulfurization
FPA	Federal Power Act
FT and FT-A	Firm Transportation
GSC	Gas Supply Clause
IBEW	International Brotherhood of Electrical Workers
IMEA	Illinois Municipal Electric Agency
IMPA	Indiana Municipal Power Agency
Kentucky Commission	Kentucky Public Service Commission
KIUC	Kentucky Industrial Utility Consumers, Inc.
KU	Kentucky Utilities Company
KU Energy	KU Energy Corporation
KU R	KU Receivables LLC
kV	Kilovolts
Kva	Kilovolt-ampere
KW	Kilowatts
Kwh	Kilowatt hours
LEM	LG&E Energy Marketing Inc.
LG&E	Louisville Gas and Electric Company
LG&E Energy	LG&E Energy LLC (as successor to LG&E Energy Corp.)
LG&E R	LG&E Receivables LLC
LG&E Services	LG&E Energy Services Inc.
Mcf	Thousand Cubic Feet
MGP	Manufactured Gas Plant
MISO	Midwest Independent Transmission System Operator
Mmbtu	Million British thermal units
Moody's	Moody's Investor Services, Inc.
Mw	Megawatts
Mwh	Megawatt hours
NNS	No-Notice Service
NOPR	Notice of Proposed Rulemaking
NOx	Nitrogen Oxide
OATT	Open Access Transmission Tariff
OMU	Owensboro Municipal Utilities
OVEC	Ohio Valley Electric Corporation
PBR	Performance-Based Ratemaking
PJM	Pennsylvania, New Jersey, Maryland Interconnection

Powergen	Powergen Limited (formerly Powergen plc)
PUHCA	Public Utility Holding Company Act of 1935
ROE	Return on Equity
RTO	Regional Transmission Organization
S&P	Standard & Poor's Rating Services
SCR	Selective Catalytic Reduction
SEC	Securities and Exchange Commission
SERP	Supplemental Employee Retirement Plan
SFAS	Statement of Financial Accounting Standards
SIP	State Implementation Plan
SMD	Standard Market Design
SO_2	Sulfur Dioxide
Tennessee Gas	Tennessee Gas Pipeline Company
Texas Gas	Texas Gas Transmission LLC
TRA	Tennessee Regulatory Authority
Trimble County	LG&E's Trimble County Unit 1
USWA	United Steelworkers of America
Utility Operations	Operations of LG&E and KU
VDT	Value Delivery Team Process
Virginia Commission	Virginia State Corporation Commission
Virginia Staff	Virginia State Corporation Commission Staff
WNA	Weather Normalization Adjustment

Note 1 - Summary of Significant Accounting Policies

KU, a subsidiary of LG&E Energy and an indirect subsidiary of E.ON, is a regulated public utility engaged in the generation, transmission, distribution, and sale of electric energy. LG&E Energy is a registered public utility holding company with wholly owned subsidiaries including LG&E, KU, Capital Corp., LEM, and LG&E Services. All of KU's common stock is held by LG&E Energy. KU has one wholly owned consolidated subsidiary, KU R. The consolidated financial statements include the accounts of KU and KU R with the elimination of intercompany accounts and transactions.

On December 11, 2000, LG&E Energy was acquired by Powergen. On July 1, 2002, E.ON, a German company, completed its acquisition of Powergen plc (now Powergen Limited). E.ON had announced its pre-conditional cash offer of £5.1 billion ($7.3 billion) for Powergen on April 9, 2001. Powergen and E.ON are registered public utility holding companies under PUHCA.

No costs associated with the E.ON purchase of Powergen or the Powergen purchase of LG&E Energy nor any effects of purchase accounting have been reflected in the financial statements of KU.

Effective December 30, 2003, LG&E Energy LLC became the successor, by assignment and subsequent merger, to all the assets and liabilities of LG&E Energy Corp.

Certain reclassification entries have been made to the previous years' financial statements to conform to the 2003 presentation with no impact on the balance sheet net assets or previously reported income.

Presentation. The accompanying financial statements are prepared on the regulatory basis of accounting in accordance with the requirements of FERC, which is a comprehensive basis af accounting other than generally accepted accounting principles. This basis of accounting reflects the accounting and ratemaking treatment authorized by FERC and the Kentucky Commission and the Virginia Commission in KU's historical rate proceedings.

Regulatory Accounting. Accounting for the regulated utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by FERC, the Kentucky Commission and the Virginia Commission. KU is subject to SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*, under which certain costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery from customers in future rates. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory liabilities based on expected return to customers in future rates. KU's current or expected recovery of deferred costs and expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item. See Note 3 for additional detail regarding regulatory assets and liabilities.

Utility Plant. KU's utility plant is stated at original cost, which includes payroll-related costs such as taxes, fringe benefits, and administrative and general costs. Construction work in progress has been included in the rate base for determining retail customer rates. KU has not recorded a significant allowance for funds used during construction.

The cost of plant retired or disposed of in the normal course of business is deducted from plant accounts and such cost, plus removal expense less salvage value, is charged to the reserve for depreciation. When complete operating units are disposed of, appropriate adjustments are made to the reserve for depreciation and gains and losses, if any, are recognized.

Depreciation and Amortization. Depreciation is provided on the straight-line method over the estimated service lives of depreciable plant. The amounts provided were approximately 3.1% in 2003, 3.1% in 2002 and 3.1% in 2001, of average depreciable plant. Of the amount provided for depreciation at December 31, 2003, approximately 0.6% was related to the retirement, removal and disposal costs of long lived assets.

Cash and Temporary Cash Investments. KU considers all debt instruments purchased with a maturity of three months or less to be cash equivalents. Temporary cash investments are carried at cost, which approximates fair value.

Fuel Inventory. Fuel inventories of $45.5 million and $46.1 million at December 31, 2003 and 2002, respectively, are included in Fuel in the balance sheet. The inventory is accounted for using the average-cost method.

Other Materials and Supplies. Non-fuel materials and supplies of $27.1 million and $26.4 million at December 31, 2003 and 2002, respectively, are accounted for using the average-cost method.

Financial Instruments. KU uses over-the-counter interest-rate swap agreements to hedge its exposure to interest rates. Gains and losses on interest-rate swaps used to hedge interest rate risk are reflected in interest charges monthly. KU uses sales of market-traded electric forward contracts for periods less than one year to hedge the price volatility of its forecasted peak electric off-system sales. Gains and losses resulting from ineffectiveness are shown in other income (expense) and to the extent that the hedging relationship has been effective, gains and losses are reflected in other comprehensive income. See Note 4 – Financial Instruments.

Unamortized Debt Expense. Debt expense is capitalized in deferred debits and amortized over the lives of the related bond issues, consistent with regulatory practices.

Deferred Income Taxes. Deferred income taxes are recognized at currently enacted tax rates for all material temporary differences between the financial reporting and income tax basis of assets and liabilities.

Investment Tax Credits. Investment tax credits resulted from provisions of the tax law that permitted a reduction of KU's tax liability based on credits for certain construction expenditures. Deferred investment tax credits are being amortized to income over the estimated lives of the related property that gave rise to the credits.

Revenue Recognition. Revenues are recorded based on service rendered to customers through month-end. KU accrues an estimate for unbilled revenues from each meter reading date to the end of the accounting period based on allocating the daily system net deliveries between billed volumes and unbilled volumes. The allocation is based on a daily ratio of the number of meter reading cycles remaining in the month to the total number of meter reading cycles in each month. Each day's ratio is then multiplied by each day's system net deliveries to determine an estimated billed and unbilled volume for each day of the accounting period. The unbilled revenue estimates included in accounts receivable were approximately $38.7 million and $36.4 million at December 31, 2003, and 2002, respectively.

Allowance for Doubtful Accounts. At December 31, 2003 and 2002, the KU allowance for doubtful accounts was $0.7 million and $0.8 million, respectively. The allowance is based on the ratio of the amounts charged-off during the last twelve months to the retail revenues billed over the same period multiplied by the retail revenues billed over the last four months. Accounts with no payment activity are charged-off after four months.

Fuel Costs. The cost of fuel for electric generation is charged to expense as used.

Management's Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent items at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accrued liabilities, including legal and environmental, are recorded when they are reasonable and estimable. Actual results could differ from those estimates. See Note 11, Commitments and Contingencies, for a further discussion.

New Accounting Pronouncements. The following accounting pronouncements were implemented by KU in 2003:

SFAS No. 143, *Accounting for Asset Retirement Obligations* was issued in 2001. SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

The effective implementation date for SFAS No. 143 was January 1, 2003. Management has calculated the impact of SFAS No. 143 and FERC Final Order No. 631 issued in Docket No. RM02-7, *Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations.* The Company evaluated the impact of SFAS 143 from both a legal and operations perspective, reviewing applicable laws and regulations affecting the industry, contracts, permits, certificates of need and right of way agreements, to determine if legal obligations existed. The fair value of future removal obligations was calculated based on the Company's engineering estimates, costs expended for similar retirements and third party estimates at current market prices inflated at a rate of 2.31% per year to the expected retirement date of the asset. The future removal obligations were then discounted to their net present value at the original asset in-service date based on a discount rate of 6.61%. ARO assets equal to the net present value were recorded on the Company's books at implementation. An amount equal to the net present value plus the accretion the Company would have accrued had the standard been in effect at the original in-service date was also recorded on the Company's books as an ARO liability at implementation. Additionally, the Company contracted with an independent consultant to quantify the cost of removal included in its accumulated depreciation under regulatory accounting practices.

As of January 1, 2003, KU recorded asset retirement obligation (ARO) assets in the amount of $8.6 million and liabilities in the amount of $18.5 million. KU also recorded a cumulative effect adjustment in the amount of $9.9 million to reflect the accumulated depreciation and accretion of ARO assets at the transition date less amounts previously accrued under regulatory depreciation. KU recorded offsetting regulatory assets of $9.9 million, pursuant to regulatory treatment prescribed under SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*. Also pursuant to SFAS No. 71, KU recorded regulatory liabilities in the amount of $0.9 million offsetting removal costs previously accrued under regulatory accounting in excess of amounts allowed under SFAS No. 143.

Had SFAS No. 143 been in effect for the 2002 reporting period, KU would have established asset retirement obligations as described in the following table:

(in thousands)	
Provision at January 1, 2002	$17,331
Accretion expense	1,146
Provision at December 31, 2002	$18,477

As of December 31, 2003, KU recorded ARO assets, net of accumulated depreciation, of $8.4 million and liabilities of $19.7 million. KU recorded regulatory assets of $11.3 million and regulatory liabilities of $1.2 million.

For the year ended December 31, 2003, KU recorded ARO accretion expense of $1.2 million, ARO depreciation expense of $0.2 million and an offsetting regulatory credit in the income statement of $1.4 million in 2003, pursuant to regulatory treatment prescribed under SFAS No. 71. SFAS No. 143 has no impact on the results of the operation of KU.

KU AROs are primarily related to final retirement of assets associated with generating units. For assets associated with AROs the removal cost accrued through depreciation under regulatory accounting is established as a regulatory asset or liability pursuant to regulatory treatment prescribed under SFAS No. 71. For the year ended December 31, 2003, KU recorded $0.3 million in depreciation expense related to the cost of removal of ARO related assets. An offsetting regulatory liability was established pursuant to regulatory treatment prescribed under SFAS No. 71.

KU transmission and distribution lines largely operate under perpetual property easement agreements which do not generally require restoration upon removal of the property. Therefore, under SFAS No. 143, no material asset retirement obligations are recorded for transmission and distribution assets.

KU adopted EITF No. 98-10, *Accounting for Energy Trading and Risk Management Activities,* effective January 1, 1999. This pronouncement required that energy trading contracts be marked to market on the balance sheet, with the gains and losses shown net in the income statement. Effective January 1, 2003, KU adopted EITF No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*. EITF No. 02-03 established the following:

- Rescinded EITF No. 98-10,
- Contracts that do not meet the definition of a derivative under SFAS No. 133 should not be marked to fair market value, and
- Revenues should be shown in the income statement net of costs associated with trading activities, whether or not the trades are physically settled.

With the rescission of EITF No. 98-10, energy trading contracts that do not also meet the definition of a derivative under SFAS No. 133 must be accounted for as executory contracts. Contracts previously recorded at fair value under EITF No. 98-10 that are not also derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, must be restated to historical cost through a cumulative effect adjustment. The rescission of this standard had no impact on financial position or results of operations of KU since all forward and option contracts marked to market under EITF No. 98-10 were also within the scope of SFAS No. 133.

As a result of EITF No. 02-03, KU has netted the power purchased expense for trading activities against electric operating revenue to reflect this accounting change. KU applied this guidance to all prior periods, which had no impact on previously reported net income or common equity.

(in thousands)	2002	2001
Gross operating revenues	$888,219	$859,472
Less costs reclassified from power purchased	26,555	38,751
Net operating revenues reported	$861,664	$820,721
Gross power purchased	$157,955	$157,161
Less costs reclassified to revenues	26,555	38,751
Net power purchased reported	$131,400	$118,410

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 was effective immediately for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for interim reporting periods beginning after June 15, 2003, except for certain instruments and certain entities which have been deferred by the FASB. Such deferrals do not affect KU. KU has no financial instruments that fall within the scope of SFAS No. 150.

In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must have been applied for the first interim or annual period beginning after June 15, 2003.

In December 2003, FIN 46 was revised, delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than special purpose entities, the revised FIN 46 (FIN 46R) is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 was applicable, however, for all special purpose entities created prior to February 1, 2003, at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity's relationship with variable interest entities.

KU has no special purpose entities that fall within the scope of FIN 46R. KU continues to evaluate the impact that FIN 46R may have on its financial position and results of operations.

Note 2 – Mergers and Acquisitions

On July 1, 2002, E.ON completed its acquisition of Powergen, including LG&E Energy, for approximately £5.1 billion ($7.3 billion). As a result of the acquisition, LG&E Energy became a wholly owned subsidiary (through Powergen) of E.ON and, as a result, KU also became an indirect subsidiary of E.ON. KU has continued its separate identity and serves customers in Kentucky, Virginia and Tennessee under its existing names. The preferred stock and debt securities of KU were not affected by this transaction and the utilities continue to file SEC reports. Following the acquisition, E.ON became, and Powergen remained, a registered holding company under PUHCA. KU, as a subsidiary of a registered holding company, is subject to additional regulations under PUHCA. As contemplated in their regulatory filings in connection with the E.ON acquisition, E.ON, Powergen and LG&E Energy completed an administrative reorganization to move the LG&E Energy group from an indirect Powergen subsidiary to an indirect E.ON subsidiary. This reorganization was effective in March 2003. In early 2004, LG&E Energy commenced direct reporting arrangements to E.ON.

LG&E Energy and KU Energy merged on May 4, 1998, with LG&E Energy as the surviving corporation. Management accounted for the merger as a pooling of interests and as a tax-free reorganization under the Internal Revenue Code. Following these acquisitions, KU has continued to maintain its separate identity and serve customers under its present name.

Note 3 - Rates and Regulatory Matters

The following regulatory assets and liabilities were included in KU's balance sheets as of December 31:

(in thousands)	2003	2002
VDT costs	$ 26,451	$ 38,375
Deferred income taxes	25,048	25,048
LG&E/KU merger costs	-	2,046
ARO	11,322	-
Other	1,497	1,154
Total regulatory assets	$ 64,318	$ 66,623
Deferred income taxes	$ (49,105)	$ (53,902)
ARO	(1,162)	-
Spare parts	(1,056)	(1,022)
Total regulatory liabilities	$ (51,323)	$ (54,924)

KU earns a current return on all regulatory assets except for the ARO regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset, and ARO liability at the time the underlying asset is retired.

Kentucky Commission Settlement Order - VDT Costs, ESM and Depreciation. During the first quarter of 2001, KU recorded a $64 million charge for a workforce reduction program. Primary components of the charge were separation benefits, enhanced early retirement benefits, and healthcare benefits. The result of this workforce reduction was the elimination of approximately 300 positions, accomplished primarily through a voluntary enhanced severance program.

In June 2001, KU filed an application (VDT case) with the Kentucky Commission to create a regulatory asset relating to these first quarter 2001 charges. The application requested permission to amortize these costs over a four-year period. The Kentucky Commission also opened a case to review a new depreciation study and resulting depreciation rates implemented in 2001.

KU reached a settlement in the VDT case as well as other cases involving the depreciation rates and ESM with all intervening parties. The settlement agreement was approved by a Kentucky Commission order in December 2001. The order allowed KU to set up a regulatory asset of $54 million for the workforce reduction costs and begin amortizing these costs over a five-year period starting in April 2001. The first quarter 2001 charge of $64 million represented all employees who had accepted a voluntary enhanced severance program. Some employees rescinded their participation in the voluntary enhanced severance program and, along with the non-recurring charge of $6.9 million for FERC and Virginia jurisdictions, thereby decreasing the original charge to the regulatory asset from $64 million to $54 million. The settlement reduces revenues approximately $11 million through a surcredit on bills to ratepayers over the same five-year period. The surcredit represents net savings stipulated by KU. The agreement also established KU's new depreciation rates in effect December 2001, retroactive to January 2001. The new depreciation rates decreased depreciation expense by $6.0 million in 2001.

PUHCA. Following the purchases of LG&E Energy by Powergen and Powergen by E.ON, Powergen and E.ON became registered holding companies under PUHCA. As a result, E.ON, its utility subsidiaries, including KU, and certain of its non-utility subsidiaries are subject to extensive regulation by the SEC under PUHCA with respect to issuances and sales of securities, acquisitions and sales of certain utility properties, and intra-system sales of certain goods and services. In addition, PUHCA generally limits the ability of registered holding companies to acquire additional public utility systems and to acquire and retain businesses unrelated to the utility operations of the holding company. KU believes that it has adequate authority (including financing authority) under existing SEC orders and regulations to conduct its business. KU will seek additional authorization when necessary.

ECR. In August 2002, KU filed an application with the Kentucky Commission to amend its compliance plan to allow recovery of the cost of a new and additional environmental compliance facility. The estimated capital cost of the additional facilities is $17.3 million. A final order was issued in February 2003. The final order approved recovery of the new environmental compliance facility totaling $17.3 million. Cost recovery through the environmental surcharge of the approved project commenced with bills rendered in April 2003.

In March 2003, the Kentucky Commission initiated a series of six-month and two-year reviews of the operation of KU's Environmental Surcharge. A final order was issued on October 17, 2003 resolving all outstanding issues related to over-recovery from customers and under-recovery of allowed O&M expense. The Commission found that KU had over-collected a net $6.0 million from customers and ordered the refund to occur through adjustments to the calculation of the monthly surcharge billing factor over the subsequent 12 month period. The Commission further ordered KU to roll $17.9 million of environmental assets into base rates and make corresponding adjustment in the monthly environmental surcharge filings to reflect that portion of environmental rate base now included in base rates going forward. The rates of return for KU's 1994 and post-1994 plans were reset to 1.24% and 12.60%, respectively.

ESM. KU's electric rates are subject to an ESM. The ESM, initially in place for three years beginning in 2000, sets an upper and lower point for rate of return on equity, whereby if KU's rate of return for the calendar year falls within the range of 10.5% to 12.5%, no action is necessary. If earnings are above the upper limit, the excess earnings are shared 40% with ratepayers and 60% with shareholders; if earnings are below the lower limit, the earnings deficiency is recovered 40% from ratepayers and 60% from shareholders. By order of the Kentucky Commission, rate changes prompted by the ESM filing go into effect in April of each year subject to a balancing adjustment in successive periods.

In November 2002, KU filed a revised ESM tariff which proposed continuance of the existing ESM through December 2005. In addition, the Kentucky Commission initiated a focused management audit to review the ESM plan and reassess its reasonableness, and recently concluded discovery in the case. KU and interested parties had the opportunity to provide recommendations for modification and continuance of the ESM or other forms of alternative or incentive regulation. Continuance of the ESM is still being deliberated by the Kentucky Commission and a final order is not expected until the second quarter. The ESM tariff remains in effect pending the resolution of the case.

KU made its third ESM filing in February 2003 for the calendar year 2002 reporting period. KU is in the process of recovering $11.6 million from ratepayers for the 2002 reporting period. KU estimated that the rate of return will fall below the lower limit, subject to Kentucky Commission approval, for the year ended December 31, 2003. The 2003 financial statements include an accrual to reflect the earnings deficiency of $9.3 million to be recovered from customers commencing in April 2004.

DSM. In May 2001, the Kentucky Commission approved a plan that would expand LG&E's current DSM programs into the service territory served by KU. The plan included a rate mechanism that provided for concurrent recovery of DSM costs, provided an incentive for implementing DSM programs, and recovered revenues from lost sales associated with the DSM programs based on program plan engineering estimates and post-implementation evaluation.

FAC. KU employs an FAC mechanism, which allows under Kentucky law, KU to recover from customers' fuel costs associated with retail electric sales. In July 1999, the Kentucky Commission issued a series of orders requiring KU to refund approximately $10.1 million resulting from reviews of the FAC from November 1994 to October 1998. In August 1999, after a rehearing request by KU, the Kentucky Commission issued a final order that reduced the refund obligation to $6.7 million ($5.8 million on a Kentucky jurisdictional basis) from the original order amount of $10.1 million. KU implemented the refund from October 1999 through September 2000. Both KU and the KIUC appealed the order. Pending a decision on this appeal, a comprehensive settlement was reached by all parties and approved by the Kentucky Commission in May 2002. Thereunder, KU agreed to credit its fuel clause in the amount of $1.0 million (refund made in June and July 2002), and the parties agreed on a prospective interpretation of the state's FAC regulation to ensure consistent and mutually acceptable application going forward.

In January 2003, the Kentucky Commission reviewed KU's FAC for the six month period ended October 31, 2002. The Kentucky Commission ordered KU to reduce its fuel costs for purposes of calculating its FAC by $0.7 million. At issue was the purchase of approximately 102,000 tons of coal from Western Kentucky Energy Corporation, a non-regulated affiliate, for use at KU's Ghent facility. The Kentucky Commission further ordered that an independent audit be conducted to examine operational and management aspects of both KU's and LG&E's fuel procurement functions. A final report was issued in February 2004. The report's recommendations related to documentation and process improvements will be addressed with the Kentucky Commission staff as Management Audit Plans are developed in the second quarter of 2004.

The Kentucky Commission requires public hearings at six-month intervals to examine past fuel adjustments, and at two-year intervals to review past operations of the fuel clause and transfer of the then current fuel adjustment charge or credit to the base charges. KU also employs a FAC mechanism for Virginia customers that uses an average fuel cost factor based primarily on projected fuel costs. The fuel cost factor may be adjusted annually for over or under collections of fuel costs from the previous year. No other significant issues have been identified as a result of these reviews.

Electric Rate Case. In December 2003, KU filed an application with the Kentucky Commission requesting an adjustment in KU's electric rates. KU asked for a general adjustment in electric rates based on a twelve month test year ended September 30, 2003. The revenue increase requested was $58.3 million. The Kentucky Commission has suspended the effective date of the proposed new tariffs for five months, so that the rates may go into effect subject to refund by July 1, 2004. The Kentucky Commission established a procedural schedule for the case pertaining to discovery and a hearing. The hearing will be held in May 2004. KU expects the Kentucky Commission to issue an order in the case before new rates go into effect July 1, 2004.

Kentucky Commission Administrative Case for Affiliate Transactions. In December 1997, the Kentucky Commission opened Administrative Case No. 369 to consider Kentucky Commission policy regarding cost allocations, affiliate transactions and codes of conduct governing the relationship between utilities and their non-utility operations and affiliates. The Kentucky Commission intended to address two major areas in the proceedings: the tools and conditions needed to prevent cost shifting and cross-subsidization between regulated and non-utility operations; and whether a code of conduct should be established to assure that non-utility segments of the holding company are not engaged in practices that could result in unfair competition caused by cost shifting from the non-utility affiliate to the utility. In early 2000, the Kentucky General Assembly enacted legislation, House Bill 897, which authorized the Kentucky Commission to require utilities that provide nonregulated activities to keep separate accounts and allocate costs in accordance with procedures established by the Kentucky Commission. In the same bill, the General Assembly set forth provisions to govern a utility's activities related to the sharing of information, databases, and resources between its employees or an affiliate involved in the marketing or the provision of nonregulated activities and its employees or an affiliate involved in the provision of regulated services. The legislation became law in July 2000 and KU has been operating pursuant thereto since that time. In February 2001, the Kentucky Commission published notice of their intent to promulgate new administrative regulations under the auspices of this new law. This effort is still on-going.

Kentucky Commission Administrative Case for System Adequacy. In June 2001, Kentucky's Governor issued Executive Order 2001-771, which directed the Kentucky Commission to review and study issues relating to the need for and development of new electric generating capacity in Kentucky. In response to that Executive Order, the Kentucky Commission opened Administrative Case No. 387 to review the adequacy of Kentucky's generation capacity and transmission system. Specifically, the items reviewed were the appropriate level of reliance on purchased power, the appropriate reserve margins to meet existing and future electric demand, the impact of spikes in natural gas prices on electric utility planning strategies, and the adequacy of Kentucky's electric transmission facilities. In December 2001, the Kentucky Commission issued an order in which it noted that KU is responsibly addressing the long-term supply needs of native load customers and that current reserve margins are appropriate. However, due to the rapid pace of change in the industry, the order also requires KU to provide an annual assessment of supply resources, future demand, reserve margin, and the need for new resources.

Regarding the transmission system, the Kentucky Commission concluded that the transmission system within Kentucky can reliably serve native load and a significant portion of the proposed new unregulated power plants. However, it will not be able to handle the volume of transactions envisioned by FERC without future upgrades, the costs of which should be borne by those for whom the upgrades are required.

The Kentucky Commission pledged to continue to monitor all relevant issues and advocate Kentucky's interests at all opportunities.

FERC SMD NOPR. In July 2002, the FERC issued a NOPR in Docket No. RM01-12-000 which would substantially alter the regulations governing the nation's wholesale electricity markets by establishing a common set of rules, SMD. The SMD NOPR would require each public utility that owns, operates, or controls interstate transmission facilities to become an Independent Transmission Provider (ITP), belong to an RTO that is an ITP, or contract with an ITP for operation of its transmission assets. It would also establish a standardized congestion management system, real-time and day-ahead energy markets, and a single transmission service for network and point-to-point transmission customers. Review of the proposed rulemaking is underway and no timeframe has been established by the FERC for adoption of a final rule. While it is expected that the SMD final rule will affect KU revenues and expenses, the specific impact of the rulemaking is not known at this time.

MISO. KU and LG&E are founding members of the MISO. Membership was obtained in 1998 in response to and consistent with federal policy initiatives. In February 2002, KU and LG&E turned over operational control of their high voltage transmission facilities (100kV and above) to the MISO. The MISO currently controls over 100,000 miles of transmission over 1.1 million square miles located in the northern Midwest between Manitoba, Canada and Kentucky. In September 2002, FERC granted a 12.88% ROE on transmission facilities for KU, LG&E, and the rest of the MISO owners.

In October 2001, the FERC issued an order requiring that the bundled retail load and grandfathered wholesale load of each member transmission owner be included in the current calculation of the MISO's "cost-adder," the Schedule 10 charges designed to recover the MISO's costs of operation, including start-up capital (debt) costs. KU and LG&E, along with several other transmission owners, opposed the FERC's ruling on this matter. The opposition was rejected by the FERC in 2002. Later that year, the MISO's transmission owners, appealed the FERC's decision to the United States Court of Appeals for the District of Columbia Circuit. In response in November 2002, the FERC requested that the Court issue a partial remand of its challenged orders to allow the FERC to revisit certain issues, and requested that the case be held in abeyance pending the agency's resolution of such issues. The Court granted the FERC's petition in December 2002. In February 2003, FERC issued an order reaffirming its position concerning the calculation of the Schedule 10 charges and in July 2003 denied a rehearing. KU and LG&E, along with several other transmission owners, have again petitioned the District Court of Columbia Circuit for review. This case is currently pending.

As a separate matter, MISO, its transmission owners and other interested industry segments reached a settlement in mid-2002 regarding the level of cost responsibility properly borne by bundled and grandfathered load under these FERC rulings (such settlement expressly not prejudicing the transmission owners' and KU's right to challenge the FERC's ruling imposing cost responsibility on bundled loads in the first instance). In February 2003, FERC accepted a partial settlement between MISO and the transmission owners. FERC did not accept the only contested section of the settlement, which would have allowed the transmission owners to immediately treat unrecoverable Schedule 10 charges as regulatory assets. FERC will consider allowing regulatory asset treatment of unrecoverable Schedule 10 charges on a case-by-case basis.

The MISO plans to implement a congestion management system in December 2004, in compliance with FERC Order 2000. This system will be similar to the Locational Marginal Pricing (LMP) system currently used by the PJM RTO and contemplated in FERC's SMD NOPR, currently being discussed. The MISO filed with FERC a mechanism for recovery of costs for the congestion management system. They proposed the addition of two new Schedules, 16 and 17. Schedule 16 is the MISO's cost recovery mechanism for the Financial Transmission Rights Administrative Service it will provide. Schedule 17 is the MISO's mechanism for recovering costs it will incur for providing Energy Marketing Support Administrative Service. The MISO transmission owners, including KU and LG&E, have objected to the allocation of costs among market participants and retail native load. A hearing at FERC has been completed, but a ruling has not been issued.

The Kentucky Commission opened an investigation into KU's and LG&E's membership in MISO in July 2003. The Kentucky Commission directed KU and LG&E to file testimony addressing the costs and benefits of MISO membership both currently and over the next five years and other legal issues surrounding continued membership. LG&E and KU engaged an independent third party to conduct a cost benefit analysis on this issue. The information was filed with the Kentucky Commission in September 2003. The analysis and testimony supported the exit from MISO, under certain conditions. The MISO filed its own testimony and cost benefit analysis in December 2003. A final Kentucky Commission order is expected in the second quarter of 2004.

ARO. In 2003, KU recorded approximately $11.3 million in regulatory assets and approximately $1.2 million in regulatory liabilities related to SFAS No. 143, *Accounting for Asset Retirement Obligations.*

Merger Surcredit. As part of the LG&E Energy merger with KU Energy, KU estimated non-fuel savings over a ten-year period following the merger. Costs to achieve these savings for KU of $42.3 million were recorded in the second quarter of 1998, $20.5 million of which was deferred and amortized over a five-year period pursuant to regulatory orders. Primary components of the merger costs were separation benefits, relocation costs, and transaction fees, the majority of which were paid by December 31, 1998. KU expensed the remaining costs associated with the merger ($21.8 million) in the second quarter of 1998.

In approving the merger, the Kentucky Commission adopted KU's proposal to reduce its retail customers' bills based on one-half of the estimated merger-related savings, net of deferred and amortized amounts, over a five-year period. The surcredit mechanism provides that 50% of the net non-fuel cost savings estimated to be LG&E and KU, over a five-year period. The surcredit was allocated 53% to KU and 47% to LG&E. In that same order, the Commission required LG&E and KU, after the end of the five-year period, to present a plan for sharing with ratepayers the then-projected non-fuel savings associated with the merger. The Companies submitted this filing in January 2003, proposing to continue to share with ratepayers, on a 50%/50% basis, the estimated fifth-year gross level of non-fuel savings associated with the merger. In October 2003, the Kentucky Commission issued an order approving a settlement agreement reached with the parties in the case. KU's merger surcredit will remain in place for another five-year term beginning July 1, 2003 and the merger savings will continue to be shared 50% with ratepayers and 50%/with shareholders.

Any fuel cost savings are passed to Kentucky customers through the fuel adjustment clauses. See FAC above.

Note 4 - Financial Instruments

The cost and estimated fair values of KU's non-trading financial instruments as of December 31, 2003, and 2002 follow:

	2003		2002	
(in thousands)	Cost	Fair Value	Cost	Fair Value
Long-term debt (including current portion)	$389,830	$405,439	$484,830	$503,194
Long-term debt from Fidelia	283,000	288,292	-	-
Interest-rate swaps	-	12,223	-	16,928

All of the above valuations reflect prices quoted by exchanges except for the swaps and the intercompany loans. The fair values of the swaps and intercompany loans reflect price quotes from dealers or amounts calculated using accepted pricing models.

Interest Rate Swaps. KU uses interest rate swaps to hedge exposure to market fluctuations in certain of its debt instruments. Pursuant to policy, use of these financial instruments is intended to mitigate risk and earnings volatility and is not speculative in nature. Management has designated all of the interest rate swaps as hedge instruments. Financial instruments designated as fair value hedges are periodically marked to market with the resulting gains and losses recorded directly into net income to correspond with income or expense recognized from changes in market value of the items being hedged.

As of December 31, 2003 and 2002, KU was party to various interest rate swap agreements with aggregate notional amounts of $153 million in 2003 and 2002. Under these swap agreements, KU paid variable rates based on either LIBOR or the Bond Market Association's municipal swap index averaging 1.85% and 2.36%, and received fixed rates averaging 7.13% and 7.13% at December 31, 2003 and 2002, respectively. The swap agreements in effect at December 31, 2003 have been designated as fair value hedges and mature on dates ranging from 2007 to 2025. For 2003, the effect of marking these financial instruments and the underlying debt to market resulted in immaterial pretax gains recorded in interest expense. Upon expiration of these hedges, any resulting gain or loss will be amortized over the remaining term of the related debt.

Interest rate swaps hedge interest rate risk on the underlying debt under SFAS No. 133, in addition to swaps being marked to market, the item being hedged must also be marked to market, consequently at December 31, 2003, KU's debt reflects a $14.7 million mark to market adjustment.

In February 2004, KU terminated the swap it had in place at December 31, 2003 related to the Series 9 pollution control bonds. The notional amount of the terminated swap was $50 million and KU received a payment of $2.0 million as part of the termination. The swap was terminated because it was no longer an effective hedge of the underlying bond.

Energy Trading & Risk Management Activities. KU conducts energy trading and risk management activities to maximize the value of power sales from physical assets it owns, in addition to the wholesale sale of excess asset capacity. Certain energy trading activities are accounted for on a mark-to-market basis in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. Wholesale sales of excess asset capacity and wholesale purchases are treated as normal sales and purchases under SFAS No. 133 and SFAS No. 138 and are not marked to market.

The rescission of EITF 98-10, effective for fiscal years after December 15, 2002, will have no impact on KU's energy trading and risk management reporting as all forward and option contracts marked to market under EITF 98-10 are also within the scope of SFAS No. 133.

The table below summarizes KU's energy trading and risk management activities for 2003 and 2002:

(in thousands)	2003	2002
Fair value of contracts at beginning of period, net liability	$ (156)	$ (186)
Fair value of contracts when entered into during the period	2,654	(65)
Contracts realized or otherwise settled during the period	(569)	448
Changes in fair values due to changes in assumptions	(1,357)	(353)
Fair value of contracts at end of period, net liability	$ 572	$ (156)

No changes to valuation techniques for energy trading and risk management activities occurred during 2003. Changes in market pricing, interest rate and volatility assumptions were made during both years. All contracts outstanding at December 31, 2003, have a maturity of less than one year and are valued using prices actively quoted for proposed or executed transactions or quoted by brokers.

KU maintains policies intended to minimize credit risk and revalues credit exposures daily to monitor compliance with those policies. At December 31, 2003, 100% of the trading and risk management commitments were with counterparties rated BBB-/Baa3 equivalent or better.

KU hedges the price volatility of its forecasted peak electric off-system sales with the sales of market-traded electric forward contracts for periods less than one year. These electric forward sales have been designated as cash flow hedges and are not speculative in nature. Gains or losses on these instruments, to the extent that the hedging relationship has been effective, are deferred in other comprehensive income. Gains and losses resulting from ineffectiveness are shown in KU's Consolidated Statements of Income in other income (expense) – net. Upon expiration of these instruments, the amount recorded in other comprehensive income is recorded in earnings. In 2003, KU recognized a pre-tax loss of approximately $18,000, and a loss, net of tax, deferred in other comprehensive income of approximately $147,000.

Accounts Receivable Securitization. On February 6, 2001, KU implemented an accounts receivable securitization program. The purpose of this program was to enable KU to accelerate the receipt of cash from the collection of retail accounts receivable, thereby reducing dependence upon more costly sources of working capital. The securitization program allowed for a percentage of eligible receivables to be sold. Eligible receivables were generally all receivables associated with retail sales that have standard terms and are not past due. KU was able to terminate this program at any time without penalty.

KU terminated the accounts receivable securitization program in January 2004 and replaced it with long-term loans from an E.ON affiliate. The accounts receivable program required KU R to maintain minimum levels of net worth. The program also contained a cross-default provision if KU defaulted on debt obligations in excess of $25 million. If there was a significant deterioration in the payment record of the receivables by the retail customers or if KU failed to meet certain covenants regarding the program, the program could terminate at the election of the financial institutions. In this case, payments from retail customers would first be used to repay the financial institutions participating in the program, and would then be available for use by KU. KU did not violate any covenants with regard to the accounts receivable securitization program.

As part of the program, KU sold retail accounts receivables to a wholly owned subsidiary, KU R. Simultaneously, KU R entered into two separate three-year accounts receivable securitization facilities with two financial institutions and their affiliates whereby KU R could sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $50 million from an unrelated third-party purchaser. The effective cost of the receivables program was comparable to KU's lowest cost source of capital, and was based on prime rated commercial paper. KU retained servicing rights of the sold receivables through two separate servicing agreements with the third-party purchaser. KU obtained an opinion from independent legal counsel indicating these transactions qualified as a true sale of receivables. As of December 31, 2003, the outstanding program balance was $50.0 million.

To determine KU's retained interest, the proceeds on the sale of receivables to the financial institutions were netted against the amount of eligible receivables sold by KU to KU R. Interest expense, program fees, and facility fees paid to the financial institutions and an allowance for doubtful accounts were deducted to arrive at the future value of retained interest. The future value was discounted using the prime rate plus 25 basis points, assuming a 45-day receivable life. Pre-tax gains and losses from the sale of the receivables in 2003, 2002 and 2001 were a gain of $41,057, and losses of $317 and $155,734, respectively. KU's net cash flows from KU R were $(0.1) million, $3.3 million and $43.5 million for 2003, 2002 and 2001, respectively.

The allowance for doubtful accounts associated with the eligible securitized receivables at December 31 was $0.5 million in 2003, 2002 and 2001. This allowance was based on historical experience of KU. Each securitization facility contained a fully funded reserve for uncollectible receivables.

Note 5 - Concentrations of Credit and Other Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on- or off-balance sheet) relate to groups of customers or counterparties that have similar economic or industry characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

KU's customer receivables and revenues arise from deliveries of electricity to approximately 482,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, to approximately 30,000 customers in five counties in southwestern Virginia and less than ten customers in Tennessee. For the year ended December 31, 2003, 100% of total utility revenue was derived from electric operations.

In August 2003, KU and its employees represented by IBEW Local 2100 entered into a three-year collective bargaining agreement. KU and its employees represented by USWA Local 9447-01 entered into a three-year collective bargaining agreement effective August 2002 and expiring August 2005. The employees represented by these two bargaining units comprise approximately 16% of KU's workforce.

Note 6 - Pension Plans and Other Postretirement Benefit Plans

KU has both funded and unfunded noncontributory defined benefit pension plans and other postretirement benefit plans that together cover substantially all of its employees. The healthcare plans are contributory with participants' contributions adjusted annually.

KU uses December 31 as the measurement date for its plans.

Obligations & Funded Status. The following table provides a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three-year period ending December 31, 2003, and a statement of the funded status as of December 31, 2003, for KU's sponsored defined benefit plan:

(in thousands)	2003	2002	2001
Pension Plans:			
Change in benefit obligation			
Benefit obligation at beginning of year	$ 247,727	$244,472	$233,034
Service cost	2,962	2,637	2,761
Interest cost	15,924	16,598	17,534
Plan amendment	40	28	4
Change due to transfers	(269)	-	(16,827)
Curtailment loss	-	-	1,400
Special termination benefits	-	-	24,274
Benefits and lump sums paid	(22,594)	(23,291)	(29,166)
Actuarial (gain) or loss and other	13,915	7,283	11,458
Benefit obligation at end of year	$ 257,705	$247,727	$244,472

(in thousands)	2003	2002	2001
Change in plan assets			
Fair value of plan assets at beginning of year	$ 178,534	$216,947	$244,677
Actual return on plan assets	36,528	(13,767)	18,155
Employer contributions	10,231	15,283	1
Changes due to transfers	(206)	(15,382)	(15,301)
Benefits and lump sums paid	(22,594)	(23,291)	(29,166)
Administrative expenses	(1,400)	(1,256)	(1,419)
Fair value of plan assets at end of year	$ 201,093	$178,534	$216,947
Reconciliation of funded status			
Funded status	$ (56,611)	$ (69,193)	$ (27,525)
Unrecognized actuarial (gain) or loss	27,917	36,233	(20,581)
Unrecognized transition (asset) or obligation	(399)	(532)	(664)
Unrecognized prior service cost	9,184	10,106	11,027
Net amount recognized at end of year	$ (19,909)	$ (23,386)	$ (37,743)
Other Benefits:			
Change in benefit obligation			
Benefit obligation at beginning of year	$ 104,602	$ 83,223	$ 64,213
Service cost	805	610	495
Interest cost	6,313	6,379	5,433
Curtailment loss	-	-	6,381
Special termination benefits	-	-	3,824
Benefits and lump sums paid net of retiree contributions	(7,329)	(4,640)	(5,446)
Actuarial (gain) or loss	1,372	19,030	8,323
Benefit obligation at end of year	$ 105,763	$104,602	$ 83,223
Change in plan assets			
Fair value of plan assets at beginning of year	$ 7,943	$ 14,330	$ 23,762
Actual return on plan assets	(775)	(2,698)	(4,404)
Employer contributions	5,506	1,648	1,071
Changes due to transfers	-	-	(598)
Benefits and lump sums paid net of retiree contributions	(7,295)	(5,337)	(5,501)
Fair value of plan assets at end of year	$ 5,379	$ 7,943	$ 14,330
Reconciliation of funded status			
Funded status	$(100,383)	$(96,659)	$(68,893)
Unrecognized actuarial (gain) or loss	24,013	22,667	(437)
Unrecognized transition (asset) or obligation	10,088	11,209	12,290
Unrecognized prior service cost	2,142	2,891	3,548
Net amount recognized at end of year	$ (64,140)	$(59,892)	$(53,492)

Amounts Recognized in Statement of Financial Position. The following tables provide the amounts recognized in the balance sheet and information for plans with benefit obligations in excess of plan assets as of December 31, 2003, 2002, and 2001:

(in thousands)	2003	2002	2001
Pension Plans:			
Amounts recognized in the balance sheet consisted of:			
Accrued benefit liability	$(38,960)	$ (51,035)	$(37,743)
Intangible asset	9,184	10,106	-
Accumulated other comprehensive income	9,867	17,543	-
Net amount recognized at year-end	$(19,909)	$(23,386)	$(37,743)

(in thousands)	2003	2002	2001
Additional year-end information for plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligation	$257,705	$247,727	$244,472
Accumulated benefit obligation	240,054	229,569	224,261
Fair value of plan assets	201,093	178,534	216,947
Other Benefits:			
Amounts recognized in the balance sheet consisted of:			
Accrued benefit liability	$(64,140)	$(59,892)	$(53,492)
Additional year-end information for plans with benefit obligations in excess of plan assets:			
Projected benefit obligation	$105,763	$104,602	$ 83,223
Fair value of plan assets	5,379	7,943	14,330
Increase (decrease) in minimum liability included in other comprehensive income	$ (7,676)	$17,543	$0

Components of Net Periodic Benefit Cost. The following table provides the components of net periodic benefit cost for the plans for 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Pension Plans:			
Components of net periodic benefit cost			
Service cost	$ 2,962	$ 2,637	$ 2,761
Interest cost	15,925	16,598	17,534
Expected return on plan assets	(14,888)	(18,406)	(19,829)
Amortization of prior service cost	957	956	962
Amortization of transition (asset) or obligation	(133)	(133)	(136)
Recognized actuarial (gain) or loss	1,211	1	(120)
Net periodic benefit cost	$ 6,034	$ 1,653	$ 1,172
Special charges			
Prior service cost recognized	$ -	$ -	$ 1,238
Special termination benefits	-	-	24,274
Total charges	$ -	$ -	$ 25,512
Other Benefits:			
Components of net periodic benefit cost			
Service cost	$ 806	$ 610	$ 495
Interest cost	6,313	6,379	5,433
Expected return on plan assets	(337)	(1,022)	(1,313)
Amortization of prior service cost	714	691	740
Amortization of transition (asset) or obligation	1,121	1,081	1,193
Recognized actuarial (gain) or loss	1,137	343	(40)
Net periodic benefit cost	$ 9,754	$ 8,082	$ 6,508
Special charges			
Transition obligation recognized	$ -	$ -	$ 7,638
Prior service cost recognized	-	-	1,613
Special termination benefits	-	-	3,824
Total charges	$ -	$ -	$ 13,075

The assumptions used in the measurement of KU's pension benefit obligation are shown in the following table:

	2003	2002	2001
Weighted-average assumptions as of December 31:			
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase	3.00%	3.75%	4.25%

The assumptions used in the measurement of KU's net periodic benefit cost are shown in the following table:

	2003	2002	2001
Discount rate	6.75%	7.25%	7.75%
Expected long-term return on plan assets	9.00%	9.50%	9.50%
Rate of compensation increase	3.75%	4.25%	4.75%

To develop the expected long-term rate of return on assets assumption, KU considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Assumed Healthcare Cost Trend Rates. For measurement purposes, a 12.0% annual increase in the per capita cost of covered healthcare benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% by 2015 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1% change in assumed healthcare cost trend rates would have the following effects:

(in thousands)	1% Decrease	1% Increase
Effect on total of service and interest cost components for 2003	$ (463)	$ 527
Effect on year-end 2003 postretirement benefit obligations	(7,041)	8,000

Plan Assets. The following table shows KU's weighted-average asset allocation by asset category at December 31:

	2003	2002	2001
Pension Plans:			
Equity securities	66%	64%	70%
Debt securities	33%	34%	28%
Other	1%	2%	2%
Totals	100%	100%	100%
Other Benefits:			
Equity securities	0%	0%	97%
Debt securities	100%	100%	3%
Totals	100%	100%	100%

The investment policy of the pension plans was developed in conjunction with financial consultants, investment advisors and legal counsel. The goal of the investment policy is to preserve the capital of the fund and maximize investment earnings with a targeted real rate of return (adjusted for inflation) objective of 6.0 percent.

The fund focuses on a long-term investment time horizon of at least three to five years or a complete market cycle. The assets of the pension plans are broadly diversified within different asset classes (equities, fixed income securities and cash equivalents).

To minimize the risk of large losses in a single asset class, no more than 5% of the portfolio will be invested in the securities of any one issuer with the exclusion of the U.S. government and its agencies. The equity portion of the fund is diversified among the market's various subsections to diversify risk, maximize returns and avoid undue exposure to any single economic sector, industry group or individual security. The equity subsectors include, but are not limited to growth, value, small capitalization and international.

In addition, the overall fixed income portfolio holdings have a maximum average weighted maturity of no more than fifteen (15) years, with the weighted average duration of the portfolio being no more than eight (8) years. All securities must be rated "investment grade" or better and foreign bonds in the aggregate shall not exceed 10% of the total fund. The cash investments should be in securities that either are of short maturities (not to exceed 180 days) or readily marketable with modest risk.

Derivative securities are permitted only to improve the portfolio's risk/return profile or to reduce transaction costs and must be used in conjunction with underlying physical assets in the portfolio. Derivative securities that involve speculation, leverage, interest rate anticipation, or any undue risk whatsoever are not deemed appropriate investments.

The investment objective for the post retirement benefit plan is to provide current income consistent with stability of principal and liquidity while maintaining a stable net asset value of $1.00 per share. The post retirement funds are invested in a prime cash money market fund that invests primarily in a portfolio of short-term, high-quality fixed income securities issued by banks, corporations and the U.S. government.

Contributions. KU made a discretionary contribution to the pension plan of $43.4 million in January 2004. No further discretionary contributions are planned and no contributions are required for 2004.

Thrift Savings Plans. KU has a thrift savings plan under section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may defer and contribute to the plan a portion of current compensation in order to provide future retirement benefits. KU makes contributions to the plan by matching a portion of the employee contributions. The costs of this matching were approximately $1.9 million for 2003, $1.5 million for 2002 and $1.4 million for 2001.

Note 7 - Income Taxes

Components of income tax expense are shown in the table below:

(in thousands)		2003	2002	2001
Included in operating expenses:				
Current	- federal	$31,079	$38,524	$58,337
	- state	11,456	10,494	13,465
Deferred	- federal – net	11,198	3,467	(12,980)
	- state – net	923	1,547	(1,340)
Total		54,656	54,032	57,482

(in thousands)		2003	2002	2001
Included in other income - net:				
Current	- federal	(1,961)	(685)	(948)
	- state	(134)	(195)	(268)
Deferred	- federal – net	180	15	863
	- state – net	(19)	(88)	222
Amortization of investment tax credit		(2,641)	(2,955)	(3,446)
Total		(4,575)	(3,908)	(3,577)
Total income tax expense		$50,081	$50,124	$53,905

Components of net deferred tax liabilities included in the balance sheet are shown below:

(in thousands)	2003	2002
Deferred tax liabilities:		
Depreciation and other plant-related items	$282,376	$271,792
Other liabilities	27,499	30,378
	309,875	302,170
Deferred tax assets:		
Investment tax credit	2,365	3,431
Income taxes due to customers	9,710	11,609
Pensions	(4,702)	15,861
Accrued liabilities not currently deductible and other	41,244	30,085
	48,617	60,986
Net deferred income tax liability	$261,258	$241,184

A reconciliation of differences between the statutory U.S. federal income tax rate and KU's effective income tax rate follows:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.8	5.5	5.4
Amortization of investment tax credit	(1.9)	(2.4)	(2.3)
Other differences – net	(3.5)	(3.2)	(2.2)
Effective income tax rate	35.4%	34.9%	35.9%

Other differences include tax benefits related to prior year audit settlements (1.0%), excess deferred taxes (1.8%), and various other permanent differences (0.7%).

Note 8 - Other Income - Net

Other income – net consisted of the following at December 31:

(in thousands)	2003	2002	2001
Equity in earnings - subsidiary company	$3,644	$ 6,967	$ 1,803
Interest and dividend income	682	580	1,072
Investment tax credit	2,641	2,955	3,446
Income and other taxes	1,907	943	121
Other	215	(1,077)	2,194
	$9,089	$10,368	$ 8,636

Note 9 - Long-Term Debt

Refer to the Consolidated Statements of Capitalization for detailed information for KU's long-term debt.

Long-term debt and the current portion of long-term debt consists primarily of first mortgage bonds, pollution control bonds, and long-term loans from affiliated companies as summarized below (in thousands of $). Interest rates and maturities in the table below are for the amounts outstanding at December 31, 2003 and reflects the impact of interest rate swaps.

	Stated Interest Rates	Weighted Average Interest Rate	Maturities	Principal Amounts
Noncurrent portion	Variable – 7.92%	3.10%	2006-2032	$595,646
Current portion	Variable	1.34%	2024-2032	$ 91,930

Under the provisions for KU's variable-rate pollution control bonds Series 10, 12, 13, 14, and 15, the bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events, causing the bonds to be classified as current portion of long-term debt in the Consolidated Balance Sheets. The average annualized interest rate for these bonds during 2003 was 1.07%.

Interest rate swaps are used to hedge KU's underlying debt obligations. These swaps hedge specific debt issuances and, consistent with management's designation, are accorded hedge accounting treatment. As of December 31, 2003, KU has swaps with a combined notional value of $153 million. The swaps effectively convert fixed rate obligations on KU's first mortgage bonds Series P and R and pollution control bonds Series 9 to variable-rate obligations. See Note 4.

In September 2002, KU issued $96 million variable-rate pollution control bonds Series 16 due October 1, 2032, and exercised its call option on $96 million, 7.45% pollution control bonds Series 8 due September 15, 2016.

In May 2002, KU issued $37.9 million variable-rate pollution control bonds Series 12, 13, 14, and 15 due February 1, 2032, and exercised its call option on $37.9 million, 6.25% pollution control bonds Series 1B, 2B, 3B, and 4B due February 1, 2018.

In June 2003, KU's first mortgage bond, 6.32% Series Q of $62 million, matured.

In November 2003, KU called its first mortgage bond, Series P 8.55% of $33 million, due in 2007, and replaced it with a loan from an affiliated company.

Substantially all of KU's utility plant is pledged as security for its first mortgage bonds.

During 2003, KU entered into four long-term loans from an affiliated company totaling $283 million (see Note 1). Of this total, $100 million is unsecured with an interest rate of 4.55% and matures in April 2013. The remaining $183 million (which is made up of $75 million at 5.31% due August 2013, $33 million at 4.24% due November 2010 and $75 million at 2.29% due December 2005) is secured by a lien subordinated to the first mortgage bond lien. The second lien applies to substantially all utility assets of KU.

The following table reflects the long-term debt maturities:

(in thousands)	2004	2005	2006	2007	2008	Thereafter	Total
First mortgage bonds	$ -	$ -	$36,000	$53,000	$ -	$ 50,000	$139,000
Pollution control bonds	91,930 (1)	-	-	-	-	158,900	250,830
Notes payable to Fidelia	-	75,000	-	-	-	208,000	283,000
Long-term debt marked to market	-	-	-	8,162	-	6,584	14,746
	$91,930	$75,000	$36,000	$61,162	$ -	$423,484	$687,576

1. Includes $91,930 of bonds with put provisions that allow the holders to sell bonds back to KU at a specific price before maturity.

In January 2004, KU entered into one additional unsecured long-term loan from an affiliated company totaling $50 million with an interest rate of 4.39% that matures in January 2012. The proceeds were used to repay amounts due under the accounts receivable securitization program.

In February 2004, KU terminated the swap it had in place at December 31, 2003 related to the Series 9 pollution control bonds. The notional amount of the terminated swap was $50 million and KU received a payment of $2.0 million as part of the termination. The swap was terminated because it was no longer an effective hedge of the underlying bond.

Note 10 - Notes Payable and Other Short-Term Obligations

KU participates in an intercompany money pool agreement wherein LG&E Energy and LG&E make funds available to KU at market-based rates (based on an index of highly rated commercial paper issues as of the prior month end) up to $400 million. Likewise, LG&E Energy and KU make funds available to LG&E at market-based rates up to $400 million. The balance of the money pool loan from LG&E Energy (shown as "Notes payable to affiliate") was $43.2 million at an average rate of 1.00% and $119.5 million at an average rate of 1.61% at December 31, 2003 and 2002, respectively. The amount available to KU under the money pool agreement at December 31, 2003 was $356.8 million. LG&E Energy maintains a revolving credit facility totaling $150 million with an affiliate to ensure funding availability for the money pool. The outstanding balance under LG&E Energy's facility as of December 31, 2003 was $111.1 million, and availability of $38.9 million remained.

Note 11 - Commitments and Contingencies

The following is provided to summarize KU's contractual cash obligations for periods after December 31, 2003:

(in thousands)	Payments Due by Period				
Contractual Cash Obligations	2004	2005-2006	2007-2008	After 2008	Total
Short-term debt (a)	$ 43,231	$ -	$ -	$ -	$ 43,231
Long-term debt (b)	91,930	111,000	53,000	431,646	687,576
Unconditional purchase obligations (c)	37,433	76,419	79,733	686,420	880,005
Other long-term obligations (d)	82,100	-	-	-	82,100
Total contractual cash obligations (e)	$254,694	$187,419	$132,733	$1,118,066	$1,692,912

(a) Represents borrowings from affiliate company due within one year.
(b) Includes long-term debt of $91.9 million classified as a current liability because the bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events. Maturity dates for the bonds range from 2024 to 2032.
(c) Represents future minimum payments under purchased power agreements through 2023.
(d) Represents construction commitments.
(e) KU does not expect to pay the $91.9 million of long-term debt classified as a current liability in the Consolidated Balance Sheets in 2004 as explained in (b) above. KU anticipates cash from operations and external financing will be sufficient to fund future obligations. KU anticipates refinancing a portion of its short-term debt with long-term debt in 2004.

Operating Leases. KU leases office space, office equipment, and vehicles. KU accounts for these leases as operating leases. In addition, KU reimburses LG&E for a portion of the lease expense paid by LG&E for KU's usage of office space leased by LG&E. Total lease expense for 2003, 2002, and 2001, was $2.2 million, $3.1 million, and $3.5 million, respectively.

KU is a participant in a sale and leaseback transaction involving its 62% interest in two jointly-owned CTs at KU's E.W. Brown generating station (Units 6 and 7). Commencing in December 1999, LG&E and KU entered into a tax-efficient, 18-year lease of the CTs. LG&E and KU have provided funds to fully defease the lease, and have executed an irrevocable notice to exercise an early purchase option contained in the lease after 15.5 years. The financial statement treatment of this transaction is no different than if KU had retained its ownership. The transaction produced a pre-tax gain of approximately $1.9 million which was recorded in other income on the income statement in 2000, pursuant to a Kentucky Commission order. The leasing transaction was entered into following receipt of required state and federal regulatory approvals.

In case of default under the lease, KU is obligated to pay to the lessor its share of certain fees or amounts. Primary events of default include loss or destruction of the CTs, failure to insure or maintain the CTs and unwinding of the transaction due to governmental actions. No events of default currently exist with respect to the lease. Upon any termination of the lease, whether by default or expiration of its term, title to the CTs reverts jointly to LG&E and KU.

At December 31, 2003, the maximum aggregate amount of default fees or amounts, which decrease over the term of the lease, was $8.9 million, of which KU would be responsible for 62%. KU has made arrangements with LG&E Energy, via guarantee and regulatory commitment, for LG&E Energy to pay its full portion of any default fees or amounts. KU paid LG&E Energy a one-time fee of $186,000 to provide the guarantee.

Purchased Power. KU has purchase power arrangements with OMU, EEI, and OVEC. Under the OMU agreement, which expires on January 1, 2020, KU purchases all of the output of a 400-Mw (approximate) coal-fired generating station not required by OMU. The amount of purchased power available to KU during 2004-2008, which is expected to be approximately 8% of KU's total kWh native load energy requirements, is dependent upon a number of factors including the OMU units' availability, maintenance schedules, fuel costs and OMU requirements. Payments are based on the total costs of the station allocated per terms of the OMU agreement. Included in the total costs is KU's proportionate share of debt service requirements on $210.9 million of OMU bonds outstanding at December 31, 2003. The debt service is allocated to KU based on its annual allocated share of capacity, which averaged approximately 47% in 2003. KU does not guarantee the OMU bonds, or any requirements therein, in the event of default by OMU.

KU has a 20% equity ownership in EEI, which is accounted for on the equity method of accounting. KU's entitlement is 20% of the available capacity of a 1,000 Mw station. Payments are based on the total costs of the station allocated per terms of an agreement among the owners, which generally follow delivered kWh.

KU has an investment of 2.5% ownership in OVEC's common stock, which is accounted for under the cost method of accounting. KU's entitlement is 2.5% of OVEC's generation capacity or approximately 55 Mw.

The estimated future minimum annual demand payments under purchased power agreements for the five years subsequent to December 31, 2003, are as follows:

(in thousands)	
2004	$ 37,433
2005	37,481
2006	38,938
2007	38,882
2008	40,851
Thereafter	686,420
Total	$ 880,005

Construction Program. KU had approximately $11.5 million of commitments in connection with its construction program at December 31, 2003. Construction expenditures for the years 2004 and 2005 are estimated to total approximately $312.0 million; although all of this is not currently committed, including the construction of four jointly owned CTs, $23.2 million, and construction of NOx equipment, $58.9 million.

Environmental Matters. KU is subject to SO_2 and NOx emission limits on its electric generating units pursuant to the Clean Air Act. KU met its Phase I SO_2 requirements primarily through installation of FGD equipment on Ghent Unit 1. KU's strategy for Phase II SO_2 reductions, which commenced January 1, 2000, is to use accumulated emissions allowances to delay additional capital expenditures and will include fuel switching or the installation of additional FGDs as necessary. KU met the NOx emission requirements of the Act through installation of low-NOx burner systems. KU's compliance plans are subject to many factors including developments in the emission allowance and fuel markets, future regulatory and legislative initiatives, and advances in clean air control technology. KU will continue to monitor these developments to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

In September 1998, the EPA announced its final "NOx SIP Call" rule requiring states to impose significant additional reductions in NOx emissions by May 2003, in order to mitigate alleged ozone transport impacts on the Northeast region. The Commonwealth of Kentucky SIP, which was approved by EPA June 24, 2003, requires reductions in NOx emissions from coal-fired generating units to the 0.15 lb./Mmbtu level on a system-wide basis. In related proceedings in response to petitions filed by various Northeast states, in December 1999, EPA issued a final rule pursuant to Section 126 of the Clean Air Act directing similar NOx reductions from a number of specifically targeted generating units including all KU units in the eastern half of Kentucky. Additional petitions currently pending before EPA may potentially result in rules encompassing KU's remaining generating units. As a result of appeals to both rules, the compliance date was extended to May 2004. All KU generating units are subject to the May 2004 compliance date under these NOx emissions reduction rules.

KU is currently implementing a plan for adding significant additional NOx controls to its generating units. Installation of additional NOx controls will proceed on a phased basis, with installation of controls commencing in late 2000 and continuing through the final compliance date. KU estimates that it will incur total capital costs of approximately $230 million to reduce its NOx emissions to the 0.15 lb./Mmbtu level on a company-wide basis. As of December 31, 2003, KU has incurred $172 million of these capital costs related to the reduction of its NOx emissions. In addition, KU will incur additional operation and maintenance costs in operating new NOx controls. KU believes its costs in this regard to be comparable to those of similarly situated utilities with like generation assets. KU had anticipated that such capital and operating costs are the type of costs that are eligible for recovery from customers under its environmental surcharge mechanism and believed that a significant portion of such costs could be recovered. In April 2001, the Kentucky Commission granted recovery of these costs for KU.

KU is also monitoring several other air quality issues which may potentially impact coal-fired power plants, including EPA's revised air quality standards for ozone and particulate matter, measures to implement EPA's regional haze rule and EPA's December 2003 proposals to regulate mercury emissions from steam electric generating units and to further reduce emissions of sulfur dioxide and nitrogen oxides under the Interstate Air Quality Rule.

KU owns or formerly owned several properties that were used for company or company-predecessor operations, including MGP's, power production facilities and substations. While KU completed a cleanup of one such site in 1995, evaluations of these types of properties generally have not identified issues of significance. With regard to these properties, KU is unaware of any imminent exposure or liability.

In October 1999, approximately 38,000 gallons of diesel fuel leaked from a cracked valve in an underground pipeline at KU's E.W. Brown Station. KU commenced immediate spill containment and recovery measures which continued under the oversight of EPA and state officials and prevented the spill from reaching the Kentucky River. KU ultimately recovered approximately 34,000 gallons of diesel fuel. In November 1999, the Kentucky Division of Water issued a notice of violation for the incident. KU has settled all outstanding issues for this incident with the Commonwealth of Kentucky. KU incurred costs of approximately $1.8 million and received insurance reimbursement of $1.2 million. In December 2002, the Department of Justice (DOJ) sent correspondence to KU regarding a potential per-day fine for failure to timely submit a facility response plan and a per-gallon fine for the amount of oil discharged. KU and the DOJ have commenced settlement discussions using existing DOJ settlement guidelines on this matter.

In April 2002, the EPA sent correspondence to KU regarding potential exposure in connection with $1.5 million in completed remediation costs associated with a transformer scrap-yard. KU believes it is one of the more remote among a number of potentially responsible parties and has entered into settlement discussions with the EPA on this matter.

Note 12 – Jointly Owned Electric Utility Plant

LG&E and KU jointly own the following combustion turbines:

($ in thousands)		LG&E	KU	Total
Paddy's Run 13	Ownership %	53%	47%	100%
	Mw capacity	84	74	158
	Cost	$33,919	$29,973	$63,892
	Depreciation	2,875	2,527	5,402
	Net book value	$31,044	$27,446	$58,490
E.W. Brown 5	Ownership %	53%	47%	100%
	Mw capacity	71	63	134
	Cost	$24,111	$20,296	$44,407
	Depreciation	2,033	1,700	3,733
	Net book value	$22,078	$18,596	$40,674
E.W. Brown 6	Ownership %	38%	62%	100%
	Mw capacity	59	95	154
	Cost	$23,975	$36,701	$60,676
	Depreciation	2,629	5,447	8,076
	Net book value	$21,346	$31,254	$52,600

($ in thousands)		LG&E	KU	Total
E.W. Brown 7	Ownership %	38%	62%	100%
	Mw capacity	59	95	154
	Cost	$23,824	$38,256	$62,080
	Depreciation	3,571	4,039	7,610
	Net book value	$20,253	$34,217	$54,470
Trimble 5	Ownership %	29%	71%	100%
	Mw capacity	45	110	155
	Cost	$15,970	$39,045	$55,015
	Depreciation	799	1,953	2,752
	Net book value	$15,171	$37,092	$52,263
Trimble 6	Ownership %	29%	71%	100%
	Mw capacity	45	110	155
	Cost	$15,961	$39,025	$54,986
	Depreciation	798	1,952	2,750
	Net book value	$15,163	$37,073	$52,236
Trimble 7	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,342	$29,634	$46,976
Trimble 8	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,307	$29,601	$46,908
Trimble 9	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,300	$29,599	$46,899
Trimble 10	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,300	$29,597	$46,897
Trimble CT Pipeline	Ownership %	29%	71%	100%
	Cost	$1,835	$4,475	$6,310
	Depreciation	102	249	351
	Net book value	$1,733	$4,226	$5,959
Trimble CT Substation	Ownership %	29%	71%	100%
	Cost	$1,474	$3,598	$5,072
	Depreciation	45	116	161
	Net book value	$1,429	$3,482	$4,911

See also Note 11, Construction Program, for KU's planned expenditures for construction of four jointly owned CTs in 2004.

Note 13 - Related Party Transactions

KU, subsidiaries of LG&E Energy and other subsidiaries of E.ON engage in related party transactions. Transactions between KU and its subsidiary KU R are eliminated upon consolidation with KU. Transactions between KU and LG&E Energy subsidiaries are eliminated upon consolidation of LG&E Energy. Transactions between KU and E.ON subsidiaries are eliminated upon consolidation of E.ON. These transactions are generally performed at cost and are in accordance with the SEC regulations under the PUHCA and the applicable Kentucky Commission and Virginia Commission regulations. Amounts payable to and receivable from related parties are netted and presented as accounts payable to affiliated companies on the balance sheet of KU, as allowed due to the right of offset. Obligations related to intercompany debt arrangements with LG&E Energy and Fidelia, an E.ON subsidiary, are presented as separate line items on the balance sheet, as appropriate. The significant related party transactions are disclosed below.

Electric Purchases

KU and LG&E purchase energy from each other in order to effectively manage the load of their retail and off-system customers. In addition, KU and LG&E Energy Marketing Inc. ("LEM"), a subsidiary of LG&E Energy, purchase energy from each other. These sales and purchases are included in the Consolidated Statements of Income as Electric Operating Revenues and Purchased Power Operating Expense. KU intercompany electric revenues and purchased power expense for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
Electric operating revenues from LG&E	$46,690	$33,249	$31,133
Electric operating revenues from LEM	2,408	3,581	5,444
Purchased power from LG&E	53,747	41,480	28,521
Purchased power from LEM	-	913	-

Interest Charges

KU participates in an intercompany money pool agreement wherein LG&E Energy and LG&E make funds available to KU at market-based rates (based on an index of highly rated commercial paper issues as of the prior month end) up to $400 million. Likewise, LG&E Energy and KU make funds available to LG&E at market-based rates up to $400 million. The balance of the money pool loan from LG&E Energy (shown as "Notes payable to affiliated company") was $43.2 million at an average rate of 1.00% and $119.5 million at an average rate of 1.61% at December 31, 2003 and 2002, respectively. The amount available to KU under the money pool agreement at December 31, 2003 was $356.8 million. LG&E Energy maintains a revolving credit facility totaling $150 million with an affiliate to ensure funding availability for the money pool. The outstanding balance under LG&E Energy's facility as of December 31, 2003 was $111.1 million, and availability of $38.9 million remained.

In addition, in 2003 KU began borrowing long-term funds from Fidelia Corporation, an affiliate of E.ON (see Note 9). Fidelia Corporation has a second lien on the property subject to the first mortgage bond lien. The second lien secures $183 million of the loans provided by Fidelia.

Intercompany agreements do not require interest payments for receivables related to services provided when settled within 30 days. The only interest income or expense recorded by the utilities relates to LG&E's receipt and payment of KU's portion of off-system sales and purchases.

KU intercompany interest income and expense for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
Interest on money pool loans	$1,204	$1,071	$974
Interest on Fidelia loans	4,729	-	-
Interest expense paid to LG&E	7	5	-
Interest income received from LG&E	8	61	296

Other Intercompany Billings

LG&E Services provides KU with a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under PUHCA. These charges include taxes paid by LG&E Energy on behalf of KU, labor and burdens of LG&E Services employees performing services for KU, and vouchers paid by LG&E Services on behalf of KU. The cost of these services are directly charged to KU, or for general costs which cannot be directly attributed, charged based on predetermined allocation factors, including the following ratios: number of customers, total assets, revenues, number of employees, and other statistical information. These costs are charged on an actual cost basis.

In addition, KU and LG&E provide certain services to each other and to LG&E Services, in accordance with exceptions granted under PUHCA. Billings between LG&E and KU relate to labor and overheads associated with union employees performing work for the other utility, charges related to jointly-owned combustion turbines, and other miscellaneous charges. Billings from KU to LG&E Services related to information technology-related services provided by KU employees, cash received by LG&E Services on behalf of KU, and services provided by KU to other non-regulated businesses which are paid through LG&E Services.

Intercompany billings to and from KU for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
LG&E Services billings to KU	$187,320	$176,254	$201,513
KU billings to LG&E	31,850	36,404	87,992
LG&E billings to KU	23,436	29,659	31,314
KU billings to LG&E Services	14,199	18,573	11,726

Note 14 - Notes to Statement of Cash Flows

Supplemental Disclosures of Cash Flow Information	2003	2002
Cash paid during the year for (in thousands):		
Income taxes	$37,166	$59,580
Interest on borrowed money	$23,737	$39,591

Note 15 – Subsequent Events

KU made a contribution to the pension plan of $43.4 million in January 2004 (see Note 6).

KU terminated the accounts receivable securitization program in January 2004 (see Note 4).

In January 2004, KU entered into an unsecured long-term loan with an affiliated company totaling $50 million with an interest rate of 4.39% that matures in January 2012. The proceeds were used to repay amounts due under the accounts receivable securitization program (see Note 9).

In February 2004, KU terminated the swap it had in place at December 31, 2003 related to the Series 9 pollution control bonds. The notional amount of the terminated swap was $50 million and KU received a payment of $2.0 million as part of the termination. The swap was terminated because it was no longer an effective hedge of the underlying bond (see Notes 4 and 9).

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

1. Report in columns (b) (c) and (e) the amounts of accumulated other comprehensive income items, on a net-of-tax basis, where appropriate.

2. Report in columns (f) and (g) the amounts of other categories of other cash flow hedges.

3. For each category of hedges that have been accounted for as "fair value hedges", report the accounts affected and the related amounts in a footnote.

Line No.	Item (a)	Unrealized Gains and Losses on Available-for-Sale Securities (b)	Minimum Pension Liability adjustment (net amount) (c)	Foreign Currency Hedges (d)	Other Adjustments (e)
1	Balance of Account 219 at Beginning of Preceeding Year				1,588,424
2	Preceding yr. Reclassification from Account 219 Net Income				
3	Preceding Year Changes in Fair Value		(10,462,375)		(1,588,424)
4	Total (lines 2 and 3)		(10,462,375)		(1,588,424)
5	Balance of Account 219 at End of Preceding Yr/Beginning of Current Yr		(10,462,375)		
6	Current Year Reclassification From Account 219 to Net Income				
7	Current Year Changes in Fair Value		4,577,855		
8	Total (lines 6 and 7)		4,577,855		
9	Balance of Account 219 at End of Current Year		(5,884,520)		

Name of Respondent Kentucky Utilities Company	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

Line No.	Other Cash Flow Hedges Blended Limits Cash Flow on Power Purchases	Other Cash Flow Hedges [Specify] (g)	Totals for each category of items recorded in Account 219 (h)	Net Income (Carried Forward from Page 117, Line 72) (i)	Total Comprehensive Income (j)
1			1,588,424		
2					
3			(12,050,799)		
4			(12,050,799)	93,373,757	81,322,958
5			(10,462,375)		
6					
7	(146,466)		4,431,389		
8	(146,466)		4,431,389	91,408,681	95,840,070
9	(146,466)		(6,030,986)		

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 122(a)(b) Line No.: 1 Column: e

Cumulative effect of change in accounting principle -- Accounting for derivative instruments and hedging activities.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,193,179,094	3,193,179,094
4	Property Under Capital Leases		
5	Plant Purchased or Sold	-34,153	-34,153
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	3,193,144,941	3,193,144,941
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress	403,511,569	403,511,569
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	3,596,656,510	3,596,656,510
14	Accum Prov for Depr, Amort, & Depl	1,616,996,905	1,616,996,905
15	Net Utility Plant (13 less 14)	1,979,659,605	1,979,659,605
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,602,604,163	1,602,604,163
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	14,392,742	14,392,742
22	Total In Service (18 thru 21)	1,616,996,905	1,616,996,905
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,616,996,905	1,616,996,905

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. For revisions to the amount of initial asset retirement costs capitalized, included by primary plant account, increases in column (c) additions and reductions in column (e) adjustments.
5. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
6. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	44,456	
3	(302) Franchises and Consents	81,350	2,103
4	(303) Miscellaneous Intangible Plant	17,297,387	4,417,193
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	17,423,193	4,419,296
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	10,478,525	
9	(311) Structures and Improvements	154,711,332	997,473
10	(312) Boiler Plant Equipment	790,197,504	11,626,530
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	191,722,845	8,654,418
13	(315) Accessory Electric Equipment	81,289,115	286,533
14	(316) Misc. Power Plant Equipment	20,719,081	1,414,439
15	(317) Asset Retirement Costs for Steam Production		8,603,841
16	TOTAL Steam Production Plant (Enter Total of lines 8 thru 15)	1,249,118,402	31,583,234
17	B. Nuclear Production Plant		
18	(320) Land and Land Rights		
19	(321) Structures and Improvements		
20	(322) Reactor Plant Equipment		
21	(323) Turbogenerator Units		
22	(324) Accessory Electric Equipment		
23	(325) Misc. Power Plant Equipment		
24	(326) Asset Retirement Costs for Nuclear Production		
25	TOTAL Nuclear Production Plant (Enter Total of lines 18 thru 24)		
26	C. Hydraulic Production Plant		
27	(330) Land and Land Rights	892,791	
28	(331) Structures and Improvements	497,428	
29	(332) Reservoirs, Dams, and Waterways	8,142,176	136,422
30	(333) Water Wheels, Turbines, and Generators	532,629	
31	(334) Accessory Electric Equipment	349,869	
32	(335) Misc. Power PLant Equipment	163,126	4,481
33	(336) Roads, Railroads, and Bridges	48,146	
34	(337) Asset Retirement Costs for Hydraulic Production		
35	TOTAL Hydraulic Production Plant (Enter Total of lines 27 thru 34)	10,626,165	140,903
36	D. Other Production Plant		
37	(340) Land and Land Rights	275,012	
38	(341) Structures and Improvements	21,174,957	
39	(342) Fuel Holders, Products, and Accessories	18,325,891	36,568
40	(343) Prime Movers	251,279,024	1,390,432
41	(344) Generators	47,479,932	
42	(345) Accessory Electric Equipment	19,116,795	
43	(346) Misc. Power Plant Equipment	4,681,001	349,210

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

7. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

8. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

9. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			44,456		2
			83,453		3
			21,714,580		4
			21,842,489		5
					6
					7
		-2,962	10,475,563		8
			155,708,805		9
3,081,492		-520	798,742,022		10
					11
3,275,422			197,101,841		12
836			81,574,812		13
			22,133,520		14
	-70,470		8,533,371		15
6,357,750	-70,470	-3,482	1,274,269,934		16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
			892,791		27
			497,428		28
			8,278,598		29
			532,629		30
			349,869		31
		2,144	169,751		32
			48,146		33
					34
		2,144	10,769,212		35
					36
			275,012		37
	-2,524		21,172,433		38
			18,362,459		39
1,776,053	-5,049,225		245,844,178		40
			47,479,932		41
		-933,000	18,183,795		42
		-2,144	5,028,067		43

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
44	(347) Asset Retirement Costs for Other Production		
45	TOTAL Other Prod. Plant (Enter Total of lines 37 thru 44)	362,332,612	1,776,210
46	TOTAL Prod. Plant (Enter Total of lines 16, 25, 35, and 45)	1,622,077,179	33,500,347
47	3. TRANSMISSION PLANT		
48	(350) Land and Land Rights	24,153,961	349,837
49	(352) Structures and Improvements	7,610,957	217,274
50	(353) Station Equipment	160,812,253	14,121,729
51	(354) Towers and Fixtures	60,533,459	2,222,893
52	(355) Poles and Fixtures	74,915,940	6,612,056
53	(356) Overhead Conductors and Devices	122,030,093	4,736,516
54	(357) Underground Conduit	435,927	12,833
55	(358) Underground Conductors and Devices	1,114,762	
56	(359) Roads and Trails		
57	(359.1) Asset Retirement Costs for Transmission Plant		3,600
58	TOTAL Transmission Plant (Enter Total of lines 48 thru 57)	451,607,352	28,276,738
59	4. DISTRIBUTION PLANT		
60	(360) Land and Land Rights	3,008,008	128,653
61	(361) Structures and Improvements	3,798,329	331,792
62	(362) Station Equipment	92,514,068	4,500,938
63	(363) Storage Battery Equipment		
64	(364) Poles, Towers, and Fixtures	167,558,494	10,784,123
65	(365) Overhead Conductors and Devices	160,511,621	6,154,999
66	(366) Underground Conduit	1,551,967	112,206
67	(367) Underground Conductors and Devices	49,804,065	9,194,344
68	(368) Line Transformers	209,705,087	13,178,226
69	(369) Services	81,680,696	1,280,553
70	(370) Meters	62,589,829	1,876,753
71	(371) Installations on Customer Premises	18,270,304	1,764
72	(372) Leased Property on Customer Premises		
73	(373) Street Lighting and Signal Systems	45,406,623	5,990,682
74	(374) Asset Retirement Costs for Distribution Plant		
75	TOTAL Distribution Plant (Enter Total of lines 60 thru 74)	896,399,091	53,535,033
76	5. GENERAL PLANT		
77	(389) Land and Land Rights	2,826,347	
78	(390) Structures and Improvements	29,681,857	1,805,438
79	(391) Office Furniture and Equipment	25,963,910	7,082,637
80	(392) Transportation Equipment	23,749,239	
81	(393) Stores Equipment	571,859	102,957
82	(394) Tools, Shop and Garage Equipment	3,700,720	950,914
83	(395) Laboratory Equipment	3,306,886	828
84	(396) Power Operated Equipment	200,677	24,823
85	(397) Communication Equipment	11,563,000	1,602,537
86	(398) Miscellaneous Equipment	457,349	5,986
87	SUBTOTAL (Enter Total of lines 77 thru 86)	102,021,844	11,576,120
88	(399) Other Tangible Property		
89	(399.1) Asset Retirement Costs for General Plant		
90	TOTAL General Plant (Enter Total of lines 87, 88 and 89)	102,021,844	11,576,120
91	TOTAL (Accounts 101 and 106)	3,089,528,659	131,307,534
92	(102) Electric Plant Purchased (See Instr. 8)		
93	(Less) (102) Electric Plant Sold (See Instr. 8)		229,793
94	(103) Experimental Plant Unclassified		
95	TOTAL Electric Plant in Service (Enter Total of lines 91 thru 94)	3,089,528,659	131,077,741

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
		70,990	70,990		44
1,776,053	-5,051,749	-864,154	356,416,866		45
8,133,803	-5,122,219	-865,492	1,641,456,012		46
[redacted]					47
			24,503,798		48
21,752			7,806,479		49
352,645		933,000	175,514,337		50
12,755			62,743,597		51
311,869			81,216,127		52
233,243			126,533,366		53
			448,760		54
			1,114,762		55
					56
			3,600		57
932,264		933,000	479,884,826		58
[redacted]					59
			3,136,661		60
1,926			4,128,195		61
73,469			96,941,537		62
					63
329,129			178,013,488		64
502,806			166,163,814		65
			1,664,173		66
123,660			58,874,749		67
1,188,190			221,695,123		68
52,167			82,909,082		69
1,466,018			63,000,564		70
3,141			18,268,927		71
					72
358,374			51,038,931		73
					74
4,098,880			945,835,244		75
[redacted]					76
930			2,825,417		77
306,956			31,180,339		78
9,129,555			23,916,992		79
			23,749,239		80
			674,816		81
			4,651,634		82
			3,307,714		83
			225,500		84
			13,165,537		85
			463,335		86
9,437,441			104,160,523		87
					88
					89
9,437,441			104,160,523		90
22,602,388	-5,122,219	67,508	3,193,179,094		91
					92
	-195,640		34,153		93
					94
22,602,388	-4,926,579	67,508	3,193,144,941		95

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	STEAM PRODUCTION	
2	KU NOx COMPL	171,583,568
3	GH ASH POND PHASE 2	15,964,477
4	GR4 GENERATOR STATOR	1,569,223
5	BR2 TURBINE CONTROLS	1,195,259
6	BR2 ECON SIDEWALL REPLACEMENT	922,873
7	BR1 PRIMARY SUPERHEATER REPLACEMENT	791,875
8	GH1 CT CELL REBUILD	732,286
9	BR3 DATA ACQ UPGRADE	727,793
10	BR1 CONTROLS UPGRADE	613,666
11	TRIMBLE COUNTY UNIT 2 KU	558,964
12	GH2 CT CELL REBUILD	554,367
13	GH4 BOILER TUBE REPLACEMENT	552,029
14	GR U3 2003 GENERATOR WORK	523,800
15	TY3 GENERATOR REWIND	479,499
16	BR3 COOLING TOWER REBUILD	449,055
17	GR U4 CONDENSER RETUBE	411,321
18	GR U4 COAL BUNKER LIINING	410,158
19	GH1 REPL COAL PIPE WITH CERAMIC	368,384
20	BR 89 D8L DOZER RECERTIFICATION	350,110
21	BR1 ESP SKEWED GAS FLOW	329,223
22	BR1/2 WATER INDUCTION PROTECTION	329,072
23	GH1 BOILER BUCKSTAY	320,306
24	GH1 BLR LWR SERVICE WATER TUBE	297,780
25	GH3 DIGIT VOLTAGE REG. CONTROL	290,973
26	GH3 EXCITER RETAINER RING REPLACEMENT	280,886
27	BR1 ELECTRIC CONTROL DRIVES	278,070
28	BR WEST COAL FEEDER REPLACEMENT	272,681
29	GH3 CT CELL REBUILD	265,271
30	GH3 GENERATOR REWEDGE	237,605
31	GH CONVEYOR BELT REPLACEMENT	232,655
32	KU-SYS. LAB SO2, NOx MONITOR	211,735
33	GH3 BOILER REFRACTORY REPLACEMENT	207,002
34	BR CONTROL AIR SYS. UPGRADE	204,036
35	GH MOORING CELL REBUILD	189,881
36	TY COAL YARD REPL DOZER	180,147
37	GR IK SOOTBLOWERS	173,991
38	TY3 VOLTAGE REGULATOR	171,182
39	GH ASH POND EXPANSION PIPING	147,079
40	TY3 OBSERVATION PORT	145,606
41	TY3 STATOR REWIND 04	143,358
42	BR HOPPER ROOM VENT	122,280
43	TOTAL	403,511,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	GH HWY 42 RR CROSSING	113,009
2	BR TURBINE OIL FIRE	110,850
3	KU-SYS. LAB CO2 MONITOR REPLACEMENT	110,144
4	GH 3&4 SAC CONTROLS	107,354
5	GH1 FGD TOWER SPRAY PIPING	106,286
6	MINOR PROJECTS	3,046,575
7		
8	HYDRAULIC	
9	MINOR PROJECTS	839
10		
11	OTHER PRODUCTION	
12	TC CT7 CONSTRUCTION	29,633,821
13	TC CT8 CONSTRUCTION	29,600,837
14	TC CT9 CONSTRUCTION	29,598,745
15	TC CT10 CONSTRUCTION	29,597,425
16	TC CT 7-10 KU	3,867,295
17	CT CONTRUCTION TC5	1,616,457
18	CT CONSTRUCTION TC6	677,824
19	CT CONSTRUCTION TC PIPELINE	239,378
20	MINOR PROJECTS ** (SEE NOTE)	-3,397,612
21		
22	TRANSMISSION	
23	RELOC. 69KV LINE FOR VULCAN	943,395
24	PRIORITY REPL T-LINES PWO	876,844
25	ROCKY BR-POCKET 69KV HWY RELOCATION	778,470
26	LEX-PAR 69KV HWY RELOCATION PHASE 4	765,663
27	REPL TY 3 GSU	682,125
28	SPENCER RD. 138/60KV TRANSF. ADD.	570,860
29	LOUDEN AVE. TRANSF. CHANGEOUT	544,663
30	PENNVA 161 KV RELOC PHASE II	541,825
31	161/69KV 90MVA AUTOTRANSFORMER	401,507
32	DORCH. 161KV METERS	345,842
33	KENTON TO WEDONIA 138KV LINE REACTOR ADDITION	343,933
34	HWY 52 RELOCATION RICHMOND	317,985
35	SCOTT CO. 138 69 KV TRANSFORMER	296,291
36	P2 REPL-LON-SWT HI-FAR-WOF	280,576
37	FRANKFORT E. CAPACITOR BANK	270,332
38	BROWN NORTH 138KV BREAKER CHANGEOUT	261,577
39	PEABODY LONGWALL PROJECT	235,818
40	OSI SERVERS	227,093
41	HARDIN CO. BRN. 345KV	197,978
42	SOMERSET SEWELLTON 69KV	174,326
43	TOTAL	403,511,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	RELOCATIONS TRANS LINES	170,934
2	BROWN TO FAWKES 138 KV PII	169,399
3	PARAMETER UPGRADE T LINE PWO	167,599
4	CLK CO-FAWKES 138KV RELOCATION	129,933
5	LANCASTER CAPACITOR BANK	119,243
6	LEX-MLLBG 69KV PARIS SW STATION	116,548
7	SPARE 138 AND 161KV BREAKERS	112,802
8	LAGRANGE PENAL - C.FIELD 60 KV	109,353
9	MISC SUBSTATION PROJECTS-KU	107,577
10	MINOR PROJECTS	4,290,658
11		
12	DISTRIBUTION	
13	GEMINI PROJECT - KU	9,634,465
14	RP KU UNDERATED DIST. BREAKERS 2001	2,025,560
15	KU ICE STORM 2-15-03	1,832,812
16	REPL. KU SUB TRANSFORMERS 2003	1,405,073
17	DIST. LINE TRANSFORMER	1,148,057
18	NEW BUS RESID-OVHD-EARLINGTON	1,140,647
19	DIST. OPER. INFRASTRUCTURE	1,000,559
20	NEW BUS RESID-OVHD-LEXINGTON	925,480
21	NEW BUS RESID-OVHD-NORTON	886,255
22	UPGRADE MT STERLING AREA SUBS	809,011
23	RP KU SUB TRANSFORMERS 2002	657,709
24	NEW BUS RESID-UG-LEXINGTON	493,572
25	AUGUSTA SUB TRANSFORMER REPLACEMENT	488,662
26	REVISED CAMARGO II SOUTH DISTRICT S	488,160
27	PURCHASE OF METERS	485,781
28	NEW BUS RESID-OVHD-MAYSVILLE	412,208
29	NEW BUSINESS RES 216	378,952
30	VAKSDAHL AVE. SUB	378,078
31	RICHMOND RD HIGHWAY RELOCATION	333,111
32	NEW BUS COMM-OVHD-RICHMOND	302,147
33	LEX PARIS 12KV HWY. REPLACEMENT	297,247
34	SYS ENHAN-EXIST CUST-LEX	284,861
35	NEW BUS RESID-OVHD-DANVILLE	279,415
36	NEW BUS RESID-OVHD-SHELBYVILLE	271,442
37	NEW BUS SUBD-UG-DANVILLE	271,053
38	SHELBYVILLE IND. FEED	261,652
39	UPGRADE OWINGSVILLE SUB	257,399
40	OUTDOOR LIGHTING 315	252,144
41	KU DISPATCH OFFICE SPACE	251,637
42	NEW ELECT SERV-OVHD-LEXINGTON	251,131
43	TOTAL	403,511,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	NEW BUS COMM-OVHD-LONDON	239,410
2	SCM CENTRAL MISC. SUB REPAIRS	238,039
3	NEW BUS SERV-UG-RICHMOND	233,677
4	DIST RELIABILITY 156	232,639
5	ADAMS TRANSFORMER ADDITION	223,997
6	CIRCUIT RELIAB. O/H 315	220,050
7	DISTRIBUTION PWO	219,659
8	WIN: WINCHESTER BYPASS	218,962
9	REP THRD PARTY DAM 315	209,995
10	NEW BUS SUBD-UG-RICHMOND	205,024
11	STREET LIGHTING 236	204,798
12	REP DEF EQUIP-OH-LEXINGTON	200,685
13	SYS ENHANC-EXIST CUST-SHELBYVL	200,206
14	NEW BUS SUBD-UG-SHELBYVILLE	194,251
15	REP DEF EQUIP-OH-EARLINGTON	193,631
16	SYS ENHAN-EXIST CUST-NORTON	191,817
17	TROUBLE ORDERS 156	189,801
18	PUB WRK RELOC-OH-EARLINGTON	187,959
19	STREET LIGHTING 256	183,754
20	BALLARDSVILLE CIRCUIT UPGRADE	183,331
21	NEW BUS COMM-UG-MAYSVILLE	181,441
22	REP REPL ST LIGHTS 315	181,162
23	NEW BUS SERV-UG-MAYSVILLE	180,034
24	NEW BUS COMM-OVHD-LEXINGTON	179,526
25	DOWNTOWN LEX. STREET LIGHTS PH8	178,078
26	STREET LIGHTING 426	177,833
27	NEW BUS SERV-UG-NORTON	176,952
28	NEW BUS RESID-UG-NORTON	176,344
29	NEW ELECT SERV-OVHD-LONDON	175,771
30	NEW BUS COMM-UG-LEXINGTON	174,370
31	STREET LIGHTING 315	172,698
32	NEW ELECT SERV-OVHD-SHELBYVL	169,493
33	NEW BUS SERV-UG-DANVILLE	167,016
34	NEW BUS COMM-OVHD-EARLINGTON	166,860
35	UK WEST SUBSTATION	164,320
36	NEW ELECT SERV-OVHD-MAYSVILLE	162,386
37	STANFORD MAIN STREET	162,011
38	NEW BUS RESID-UG-LONDON	160,858
39	NEW BUS SERV-UG-LEXINGTON	160,565
40	STREET LIGHTING 366	159,817
41	NEW BUS COMM-OVHD-DANVILLE	159,743
42	STREET LIGHTING 246	158,677
43	TOTAL	403,511,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	PURCHASE TRANSFORMERS 236	155,950
2	XMFR/CUTOUT/DISC-DIST	154,809
3	DIST RELIABILITY 246	154,333
4	NEW ELECTRIC SERV-OVERHEAD	154,317
5	POLE REPAIR/REPL. 146	154,131
6	KU GEMINI	153,989
7	REYNOLDS AT TARGET RELOCATION	153,132
8	NEW BUS SERV-UG-EARLINGTON	152,665
9	DOWNTOWN LEXINGTON STREET LIGHTS	147,901
10	NEW ELECT SERV-OVHD-DANVILLE	147,465
11	RELIABILITY RECONSTRUCTION 216 OH	144,436
12	NEW BUS IND-UG-ETOWN	140,757
13	REP REPL DEF ST LIGHTS 236	138,431
14	NEW ELECT SERV-OVHD-EARLINGTON	135,834
15	KY 8 RECONDUCTOR TO IVOR RD	131,289
16	REP DEF EQUIP-OH-DANVILLE	131,226
17	TOOLS AND EQUIPMENT 246	131,099
18	NEW BUS SERV-UG-PINEVILLE	128,810
19	NEW BUS COMM-OVHD-SHELBYVILLLE	126,109
20	PUB WRK RELOCATION-OH-DANVILLE	125,396
21	PURCH. ELECTRONIC METERS FOR DISTRIBUTION	124,744
22	TOOLS AND EQUIP. 256	124,666
23	DIST RELIATILITY 416	124,286
24	NEW BUS RESID-OVHD-RICHMOND	122,949
25	PINE MT WJMM-TV HARLAN	121,488
26	MAYSREVITE_PH1	120,494
27	NEW BUS COMM-UG-SHELBYVILLE	120,421
28	SYS ENH-NEW CUST-RICHMOND	119,855
29	TROUBLE ORDERS O/H 246	119,764
30	NEW BUS RESID-UG-ETOWN	119,290
31	NEW BUS RESID-UG-RICHMOND	118,210
32	SANDERS THREE PHASE	117,163
33	POLE REPAIR REPL. 315	117,117
34	NEW ELECT SERVICES-OVERHEAD	116,268
35	REDHOUSE CIRCUIT	116,140
36	RELIABILITY RECONSTRUCTION 366 OH	114,979
37	STREET LIGHTING 216	114,055
38	HGDGENVILLE 31E HWY PROJECT	111,793
39	STORMS 5-9-2003	111,152
40	NORTONVILLE SYS ENHANCEMENTS	109,476
41	NEW BUS RESID-OVHD-PINEVILLE	108,166
42	GIS SOFTWARE	106,740
43	TOTAL	403,511,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	NEW BUS RESID-UG-PINEVILLE	106,131
2	LEXINGTON-STORM RESTORATION	105,889
3	RELOCATIONS CUST REQUEST 216	105,357
4	RELIABILITY O/H 156	103,321
5	REP THRD PRTY DAM 236	103,017
6	SYS ENHANC-EXIST CUST-EARLINGTON	102,870
7	NEW BUS COMM-UG-RICHMOND	102,461
8	MINOR PROJECTS	11,003,461
9		
10	GENERAL PLANT	
11	ORACLE 11I UPGRADE	539,772
12	TROUBLE ORDER ENTRY INTERFACE	483,952
13	PC AND PRINTER INFRASTRUCTURE CUST. SERVICE	126,894
14	SMILE ENHANCEMENTS	102,963
15	FIRE ALARM AND PA - ONE QUALITY	101,934
16	MINOR PROJECTS	5,790,430
17		
18		
19		
20		
21	** NOTE : OTHER PRODUCTION - MINOR PROJECTS IS A RESULT OF A CAPITAL	
22	RECOVERY FROM THE VENDOR ASSOCIATED WITH BROWN CT'S 6 & 7.	
23	CREDIT AMOUNT TO BE MOVED TO PLANT IN SERVICE IN 1'ST QTR. 2004.	
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	403,511,569

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,526,996,931	1,526,996,931		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	97,064,845	97,064,845		
4	(403.1) Depreciation Expense for Asset Retirement Costs	175,032	175,032		
5	(413) Exp. of Elec. Plt. Leas. to Others				
6	Transportation Expenses-Clearing	1,447,444	1,447,444		
7	Other Clearing Accounts				
8	Other Accounts (Specify, details in footnote):				
9	(151) Fuel Stock	791,494	791,494		
10	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 9)	99,478,815	99,478,815		
11	Net Charges for Plant Retired:				
12	Book Cost of Plant Retired	22,593,609	22,593,609		
13	Cost of Removal	5,555,379	5,555,379		
14	Salvage (Credit)	665,161	665,161		
15	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 12 thru 14)	27,483,827	27,483,827		
16	Other Debit or Cr. Items (Describe, details in footnote):	3,612,244	3,612,244		
17					
18	Book Cost or Asset Retirement Costs Retired				
19	Balance End of Year (Enter Totals of lines 1, 10, 15, 16, and 18)	1,602,604,163	1,602,604,163		
	Section B. Balances at End of Year According to Functional Classification				
20	Steam Production	821,567,229	821,567,229		
21	Nuclear Production				
22	Hydraulic Production-Conventional	8,490,632	8,490,632		
23	Hydraulic Production-Pumped Storage				
24	Other Production	60,609,357	60,609,357		
25	Transmission	264,091,654	264,091,654		
26	Distribution	396,642,726	396,642,726		
27	General	51,202,565	51,202,565		
28	TOTAL (Enter Total of lines 20 thru 27)	1,602,604,163	1,602,604,163		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 219 Line No.: 16 Column: c

Customer payments related to construction projects.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	KU Receivables LLC	9/2000		3,000,000
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 0		TOTAL	3,000,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
		3,000,000		1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
		3,000,000		42

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	46,090,087	45,538,385	Electric
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	13,548,429	14,130,152	Electric
8	Transmission Plant (Estimated)	6,046,447	6,261,289	Electric
9	Distribution Plant (Estimated)	1,733,653	1,735,768	Electric
10	Assigned to - Other (provide details in footnote)			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	21,328,529	22,127,209	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	5,079,045	4,966,338	Electric
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	72,497,661	72,631,932	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2004 No. (d)	2004 Amt. (e)
1	Balance-Beginning of Year	196,124.00	74,853	83,343.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:	68,434.00	8,233,246		
9					
10					
11					
12					
13					
14					
15	Total	68,434.00	8,233,246		
16					
17	Relinquished During Year:				
18	Charges to Account 509	121,364.00	63,837		
19	Other:				
20	Adjustment	507.00			
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year	142,687.00	8,244,262	83,343.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	1,112.00		1,112.00	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	1,112.00			
40	Balance-End of Year			1,112.00	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	1,112.00	190,553		
45	Gains		190,553		
46	Losses				

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2005 No. (f)	2005 Amt. (g)	2006 No. (h)	2006 Amt. (i)	Future Years No. (j)	Future Years Amt. (k)	Totals No. (l)	Totals Amt. (m)	Line No.
83,343.00		83,343.00		1,955,799.00		2,401,952.00	74,853	1
[redacted]								2
								3
				77,535.00		77,535.00		4
								5
[redacted]								6
								7
						68,434.00	8,233,246	8
								9
								10
								11
								12
								13
								14
						68,434.00	8,233,246	15
[redacted]								16
								17
						121,364.00	63,837	18
[redacted]								19
						507.00		20
[redacted]								21
								22
								23
								24
								25
								26
								27
								28
83,343.00		83,343.00		2,033,334.00		2,426,050.00	8,244,262	29
[redacted]								30
								31
								32
								33
								34
								35
[redacted]								
1,112.00		1,109.00		52,013.00		56,458.00		36
				2,213.00		2,213.00		37
								38
				1,106.50		2,218.50		39
1,112.00		1,109.00		53,119.50		56,452.50		40
[redacted]								41
								42
								43
				1,106.50	95,613	2,218.50	286,166	44
					95,613		286,166	45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Management Audit Expenses				491,945
2	Pension	344,003			1,005,499
3	SFAS 109 - Income Taxes				25,047,599
4	Cost to Achieve Merger with LG&E		930.2	2,046,330	
5	VDT Workforce Reduction Costs	105,023	930.2	12,029,660	26,450,637
6	Asset Retirement Obligation - Steam	22,643,524	407.4	11,321,762	11,321,762
7	Asset Retirement Obligation - Transmission	1,864	407.4	932	932
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	23,094,414		25,398,684	64,318,374

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	One Utility Costs	873,003		930.2	873,003	
2						
3	OMU Emission Allowances	8,194,858	217,000	158.1	8,194,858	217,000
4						
5	Pitcaim Power Contract	123,214		916	64,286	58,928
6						
7	Financing Expense		1,667,979	181	1,642,279	25,700
8						
9	General American Life Ins.	1,367,004	1,348,635	165	2,627,913	87,726
10						
11	Long Term Derivative Asset	16,928,220		427,221	4,705,517	12,222,703
12						
13	Demand Side Management -					
14	Collectible from Customers	-1,628,277	3,710,416	142	3,645,358	-1,563,219
15						
16	Earnings Sharing Mechanism Rev					
17	Collectible from Customers	13,500,000	7,579,247	449	8,696,996	12,382,251
18						
19	Intangible Pension Asset	10,106,240		232	921,957	9,184,283
20						
21	ODP Fuel Clause Provision		5,033,859	449	735,559	4,298,300
22						
23	Alstom Power Settlement		12,141,364			12,141,364
24						
25	Merger Surcredit Settlement		6,438,510	442	1,623,997	4,814,513
26						
27	Cellular Antenna Billable Chgs		67,946			67,946
28						
29	Regulatory Expenses		1,041,216			1,041,216
30						
31	Minor Items	7,302	14,384		21,686	
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress	-522,512				-326,209
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	48,949,052				54,652,502

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Provision for Pension Expense	8,780,440	-8,684,336
3	Other Post Retirement Benefits	20,505,195	20,855,277
4	Transmission Tariff Refund	556,415	
5			
6			
7	Other *See Notes for Detail	50,991,246	54,322,133
8	TOTAL Electric (Enter Total of lines 2 thru 7)	80,833,296	66,493,074
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify) * See Notes for Detail	-35,451	103,212
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	80,797,845	66,596,286

Notes

	Bal. at Beg. of Year	Bal. at End of Year
Pay. Taxes Acc. Adj. & Other	-99,481	-10,685
Refundable Advances (CAFC)	626,148	580,509
Vacation Pay Accr. Adj.	1,305,007	1,542,908
Bad Debt Allowance	322,900	271,375
Post Employment Benefits	2,047,590	2,201,512
OMU Excess Construction Funds	214,432	0
Over/Under Collection VA Fuel Clause & Kentucky Env. Sur.	-636,103	3,708,999
Workers Compensation	1,422,004	1,422,004
Fuel Adjustment Clause Refund	124,099	403,625
State Tax Reserve	2,242,473	-339,823
Mark to Market	62,793	-231,253
Medical Plan	495,652	302,980
FAS 133	371,805	868,859
FAS 109	34,851,171	30,054,502
Public Utility Reserve	363,263	363,263
Minimum Pension Liability	7,080,905	3,982,636
FASB 143	0	8,317,828
Demand Side Management	0	742,632
Other	196,588	140,262
Total Electric Line 7	50,991,246	54,322,133

<Page 234 Line 17 Column a>

	Bal. at Beg. of Year	Bal. at End of Year
Non-Qualified Thrift	153,720	199,595
Other	-189,171	-96,383
Total Other Line 17	-35,451	103,212

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock			
2	Without par value	80,000,000		
3	Total Common	80,000,000		
4				
5	Preferred Stock, Cumulative			
6	$100 Stated Value	5,300,000		
7	4.75%		100.00	101.00
8	6.53%		100.00	103.27
9	Total Preferred	5,300,000		
10				
11				
12	Note:			
13	There is no Call Price for Common Stock,			
14	Without par value			
15				
16				
17	The Common Stock of Kentucky Utilities is			
18	owned by its parent company,			
19	LG&E Energy LLC.			
20				
21	The Preferred Stock is traded in the			
22	over-the-counter-market			
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
						1
37,817,878	308,139,978					2
37,817,878	308,139,978					3
						4
						5
						6
200,000	20,000,000					7
200,000	20,000,000					8
400,000	40,000,000					9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1		
2	Accounts 211:	
3	Contributed Capital -Misc.	15,000,000
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	15,000,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Expenses on 4.75% Preferred Stock, Cumulative	136,552
2	Expenses on 6.53% Preferred Stock, Cumulative	136,553
3	Expenses on Common Stock	321,289
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	594,394

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221:		
2			
3	First Mortgage Bonds		
4	Series P, due 5/15/2007, 7.92%	53,000,000	618,416
5	Series P, due 5/15/2027, 8.55% (5)	33,000,000	425,742
6	Series Q, due 6/15/2003, 6.32% (5)	62,000,000	498,333
7	Series R, due 6/1/2025, 7.55%	50,000,000	547,982
8	Series S, due 1/15/2006, 5.99%	36,000,000	384,415
9			
10	Pollution Control Bonds		
11	Series 9, due 12/1/2023, 5.75%	50,000,000	968,516
12	Series 10, due 11/1/2024, Variable	54,000,000	614,989
13	Series 11, due 5/1/2023, Variable	12,900,000	426,389
14	Series 12, due 2/1/2032, Variable	20,930,000	120,138
15	Series 13, due 2/1/2032, Variable	2,400,000	83,078
16	Series 14, due 2/1/2032, Variable	7,400,000	92,678
17	Series 15, due 2/1/2032, Variable	7,200,000	93,078
18	Series 16, due 10/1/2032, Variable	96,000,000	2,128,245
19	Long-Term Debt Marked To Market (3)		
20			
21	TOTAL ACCOUNT 221	484,830,000	7,001,999
22			
23			
24	INTEREST RATE SWAPS (2)		
25	Total INTEREST RATE SWAPS		
26			
27	ACCOUNT 223:		
28	Notes Payable to Fidelia 4.55% - unsecured (5)	100,000,000	
29	Notes Payable to Fidelia 5.31% - secured (5)	75,000,000	
30	Notes Payable to Fidelia 4.24% - secured (5)	33,000,000	
31	Notes Payable to Fidelia 2.29% - secured (5)	75,000,000	
32	Total ACCOUNT 223	283,000,000	
33	TOTAL	767,830,000	7,001,999

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
5/15/1992	5/15/2007	5/15/1992	5/15/2007	53,000,000	4,197,600	4
5/15/1992	5/15/2027	5/15/1992	5/15/2027		2,547,188	5
6/15/1993	6/15/2003	6/15/1993	6/15/2003		1,795,933	6
6/1/1995	6/1/2025	6/1/1995	6/1/2025	50,000,000	3,775,000	7
1/15/1996	1/15/2006	1/15/1996	1/15/2006	36,000,000	2,156,400	8
						9
						10
12/1/1993	12/1/2023	12/1/1993	12/1/2023	50,000,000	2,875,000	11
11/23/1994	11/1/2024	11/23/1994	11/1/2024	54,000,000	625,735	12
5/19/2000	5/1/2023	5/19/2000	5/1/2023	12,900,000	133,699	13
05/23/2002	02/01/2032	05/23/2002	02/01/2032	20,930,000	239,582	14
05/23/2002	02/01/2032	05/23/2002	02/01/2032	2,400,000	27,472	15
05/23/2002	02/01/2032	05/23/2002	02/01/2032	7,400,000	84,707	16
05/23/2002	02/01/2032	05/23/2002	02/01/2032	7,200,000	82,417	17
10/03/2002	10/01/2032	10/03/2002	10/01/2032	96,000,000	1,050,964	18
				14,745,889	3,789,077	19
						20
				404,575,889	23,380,774	21
						22
						23
					-8,073,700	24
					-8,073,700	25
						26
						27
04/30/2003	04/30/2013			100,000,000	3,033,333	28
08/15/2003	08/15/2013			75,000,000	1,493,437	29
11/24/2003	11/24/2010			33,000,000	139,920	30
12/18/2003	12/19/2005			75,000,000	62,021	31
				283,000,000	4,728,711	32
[redacted]				687,575,889	20,035,785	33

Blank Page

Schedule Page: 256 Line No.: 1 Column: a

Notes to FERC Form No.1 page 256:

(1) Debt premium and expenses are being amortized over the lives of the related issues.

(2) As of December 31, 2003, the Company had in effect three interest-rate swap agreements to hedge the fair value of certain bonds related to fixed rate Pollution Control Bonds. The Company's positions under the swap agreements are to pay variable rates based on the Bond Market Association Municipal Swap Index (BMA Index) or London Interbank Offered Rate (LIBOR) and receive a fixed rate. The specifics for each swap agreement related to notional amounts, maturity dates, payable and receivable positions are as follows:

Notional Amount	Maturity	Payable	Receivable
$53,000,000	05/15/2007	3 mo. LIBOR + 207bps	Fixed 7.920%
$50,000,000	12/01/2023	BMA Index	Fixed 5.873%
$50,000,000	06/01/2025	3 mo. LIBOR - 24bps	Fixed 7.550%

(3) Effective January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or a liability measured at its fair value. See Notes to Financial Statements on page 123.

(4) Substantially all of the Company's utility plant is pledged as security for its First Mortgage Bonds.

(5) During 2003, the Company executed new long-term loans with Fidelia Corporation (an E.ON affiliate). The Company used the proceeds from the $33,000,000 4.24% Note to repay the First Mortgage Bond 8.55% Series, due 5/15/2027. The remaining Notes were used to repay money pool borrowings. The secured notes are secured by second mortgage liens on substantially all propery owned by the Company. The 6.32% First Mortgage Bond Series Q due 6/15/2003 was repaid with other short term borrowings.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	91,408,681
2		
3		
4	Taxable Income Not Reported on Books	
5	See Footnote	8,164,391
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	See Footnote	76,031,066
11		
12		
13		
14	Income Recorded on Books Not Included in Return	
15	See Footnote	6,366,290
16		
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20	See Footnote	73,126,884
21		
22		
23		
24		
25		
26		
27	Federal Tax Net Income	96,110,964
28	Show Computation of Tax:	
29	35% Rounded	33,638,837
30	Adjustments of Prior Years' Taxes to Actual and Other	-4,516,475
31		
32	Total	29,122,362
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 261 Line No.: 5 Column: b

Contributions in Aid of Construction	2,000,000
Customer Advances for Construction	-63,075
Over/Under Collections Env. Surcharge	6,227,466

	8,164,391
	=========

Schedule Page: 261 Line No.: 10 Column: b

Federal Income Taxes:	
Utility Operating Income	31,082,440
Other Income and Deductions	-1,960,077
VDT Amortization	12,029,660
Earnings Sharing Mechanism	824,875
FASB 106 (Post-Retirement)	3,398,672
Provision for Deferred Income Taxes	12,281,385
Amortization Merger Expenses Ratepayer Portion	2,046,330
Capitalized Interest	6,000,000
One Utility Costs	873,003
Vacation Payable	231,074
Over/Under Collections - VA	4,703,001
Fuel Adjustment Clause Refund	1,000,000
FASB 112	381,349
FASB 133	1,231,473
Demand Side Management	211,629
Other	1,696,252

	76,031,066
	===========

Schedule Page: 261 Line No.: 15 Column: b

Equity in Subsidiary Earnings - EEI	2,915,398
Investment Tax Credit	2,640,951
Life Insurance	592,941
Other	217,000

	6,366,290
	==========

Schedule Page: 261 Line No.: 20 Column: b

Tax over Book Depreciation, Net	21,072,000
Repair Allowance	3,000,000
Loss on Reacquired Debt & Amortization	1,054,472
Cost of Removal	3,000,000
Pensions	36,388,013
Regulatory Expenses	5,855,729
Mark to Market	728,512
EEI Investment	728,849
State Income Tax Deduction	136,004
Other	1,163,305

	73,126,884
	==========

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
		Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)			
1	Property Taxes	388,833		9,442,559	9,037,354	
2	Public Service Commission		390,777	1,354,551	1,745,328	
3	Unemployment	51,248		86,844	113,199	
4	FICA	424,348		4,384,234	4,469,167	
5	Federal Income	-1,011,752		29,122,362	26,502,097	
6	State Income	4,828,850		11,380,077	10,300,484	
7	Gross Revenue	-56,991			362,956	
8	Sales & Use	276,823		2,117,647	2,006,673	
9	Auto License	-118,204		182,318	64,114	
10	Miscellaneous	160,973		15,000	16,980	
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	4,944,128	390,777	58,085,592	54,618,352	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
794,038		9,498,561			-56,002	1
		1,745,327			-390,776	2
24,893		137,171			-50,327	3
339,415		4,492,381			-108,147	4
1,608,513		31,082,440	-3,187,599		1,227,521	5
5,908,443		11,457,238	-818,924		741,763	6
-419,947						7
387,797					2,117,647	8
					182,318	9
158,993		15,000				10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
8,802,145		58,428,118	-4,006,523		3,663,997	41

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 262 Line No.: 1 Column: a

Other accounts include Other Income and Deductions and Balance Sheet accounts.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%	5,248,138			420	2,077,104	
6	8%	3,251,712			420	563,847	
7							
8	TOTAL	8,499,850				2,640,951	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
			3
			4
3,171,034	25 years		5
2,687,865	25 years		6
			7
5,858,899			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits	Balance at Beginning of Year	DEBITS		Credits	Balance at End of Year
			Contra Account	Amount		
	(a)	(b)	(c)	(d)	(e)	(f)
1	VA Fuel Cost Recovery	-4,703,001			4,703,001	
2						
3	Revenue Subject to Refund	3,434,477			6,755,003	10,189,480
4						
5	Clearing Accounts from other					
6	Deferred Debits	3,208,358	184	2,323,317		885,041
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	1,939,834		2,323,317	11,458,004	11,074,521

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account	Balance at Beginning of Year	CHANGES DURING YEAR	
			Amounts Debited to Account 410.1	Amounts Credited to Account 411.1
	(a)	(b)	(c)	(d)
1	Account 282			
2	Electric	291,830,317	34,773,023	29,839,670
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	291,830,317	34,773,023	29,839,670
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	291,830,317	34,773,023	29,839,670
10	Classification of TOTAL			
11	Federal Income Tax	234,195,561	29,732,708	24,781,653
12	State Income Tax	57,634,756	5,040,315	5,058,017
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
				409.3	3,818,353	300,582,023	2
							3
							4
					3,818,353	300,582,023	5
							6
							7
							8
					3,818,353	300,582,023	9
							10
				409.3	3,037,891	242,184,507	11
				409.3	780,462	58,397,516	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	OMU & Other Emission Allowance	3,336,939	87,586	10,272
4	Loss on Reacquired Debt	3,816,856	753,121	327,510
5	One Utility Cost	352,366		352,366
6	FAS 109 Adjustments	-226,611		
7	VDT Regulatory Asset	15,059,748	429,471	4,855,471
8	Other	7,405,110	2,619,045	1,375,643
9	TOTAL Electric (Total of lines 3 thru 8)	29,744,408	3,889,223	6,921,262
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Other	407,101		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	30,151,509	3,889,223	6,921,262
20	Classification of TOTAL			
21	Federal Income Tax	23,038,352	3,094,275	5,506,572
22	State Income Tax	7,113,157	794,948	1,414,690
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
							2
						3,414,253	3
						4,242,467	4
							5
						-226,611	6
						10,633,748	7
		219.0	101,978			8,546,534	8
			101,978			26,610,391	9
[redacted]							10
							11
							12
							13
							14
							15
							16
							17
255,097						662,198	18
255,097			101,978			27,272,589	19
[redacted]							20
255,097			81,582			20,799,570	21
			20,396			6,473,019	22
							23

NOTES (Continued)

Schedule Page: 276 Line No.: 8 Column: b

Merger Expenses Ratepayer Portion	825,950
FASB 133	881,929
Pitcairn Contract	49,733
Management Audit	198,561
Earnings Sharing Mechanism	5,448,937

	7,405,110
	=========

Schedule Page: 276 Line No.: 8 Column: c

Section 174 Qualified Software Research Expenditures	255,526
Regulatory Expenses - Electric	2,363,519

	2,619,045
	=========

Schedule Page: 276 Line No.: 8 Column: d

FASB 133	825,950
Pitcairn Contract	25,947
Earnings Sharing Mechanism	523,746

	1,375,643
	=========

Schedule Page: 276 Line No.: 8 Column: h

FASB 133	101,978
	=======

Schedule Page: 276 Line No.: 8 Column: k

Regulatory Expenses - Electric	2,363,519
FASB 133	779,951
Pitcairn Contract	23,786
Management Audit	198,561
Section 174 Qualified Software Research Expenditures	255,526
Earnings Sharing Mechanism	4,925,191

	8,546,534
	=========

Schedule Page: 276 Line No.: 18 Column: b

Equity in Subsidiary - EEI	411,755
Method/Life Non-Oper. Property	(4,654)

	407,101
	========

Schedule Page: 276 Line No.: 18 Column: e

EEI Dividend Received - 20%	255,097
	=======

Schedule Page: 276 Line No.: 18 Column: k

EEI Dividend Received - 20%	666,852
Method/Life Non-Oper. Property	(4,654)

	662,198
	=======

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	Spare Parts	512	81,549	114,863	1,055,535
2	SFAS 109 - Income Taxes	190	5,496,913	700,245	49,105,160
3	Asset Retirement Obligation - Steam			490,322	490,322
4	Asset Retirement Obligation - Transmission			671,770	671,770
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		5,578,462	1,977,200	51,322,787

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	OPERATING REVENUES Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	278,461,569	274,660,054
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	189,112,835	178,694,395
5	Large (or Ind.) (See Instr. 4)	205,184,838	192,035,585
6	(444) Public Street and Highway Lighting	7,275,432	6,768,161
7	(445) Other Sales to Public Authorities	59,176,911	55,721,979
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	739,211,585	707,880,174
11	(447) Sales for Resale	138,003,066	117,252,050
12	TOTAL Sales of Electricity	877,214,651	825,132,224
13	(Less) (449.1) Provision for Rate Refunds	8,534,281	-15,480,764
14	TOTAL Revenues Net of Prov. for Refunds	868,680,370	840,612,988
15	Other Operating Revenues		
16	(450) Forfeited Discounts		
17	(451) Miscellaneous Service Revenues	925,650	896,881
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	2,105,613	1,694,384
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	20,066,718	18,459,523
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	23,097,981	21,050,788
27	TOTAL Electric Operating Revenues	891,778,351	861,663,776

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	No.
				1
6,000,829	6,197,768	418,352	414,676	2
				3
4,209,691	4,161,466	78,167	76,774	4
5,831,668	5,741,260	2,090	2,129	5
56,491	55,964	1,521	1,498	6
1,494,884	1,476,681	7,608	7,621	7
				8
				9
17,593,563	17,633,139	507,738	502,698	10
5,591,070	4,793,659	69	61	11
23,184,633	22,426,798	507,807	502,759	12
				13
23,184,633	22,426,798	507,807	502,759	14

Line 12, column (b) includes $ 2,303,000 of unbilled revenues.

Line 12, column (d) includes 25,432 MWH relating to unbilled revenues

Blank Page

Schedule Page: 300 Line No.: 4 Column: b

Small Category includes Rural Commercial Lighting and Power accounts.

Schedule Page: 300 Line No.: 5 Column: b

Large category includes Industrial Lighting and Power and Mine Power accounts.

Schedule Page: 300 Line No.: 11 Column: c

2002 Sales for Resale revenues restated ($26,555,296) due to a 2003 accounting change required by EITF 02-03, netting brokered sales and brokered purchases.

Schedule Page: 300 Line No.: 11 Column: e

2002 Sales for Resale volumes restated (986,590) due to a 2003 accounting change required by EITF 02-03, netting brokered sales and brokered purchases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Account 440					
2						
3	Residential Service - KY	2,594,717	123,893,833	225,153	11,524	0.0477
4	Full Electric Res. Service - KY	2,981,238	130,702,309	166,441	17,912	0.0438
5	Combination Water Heating - KY	12,577	430,476	7,139	1,762	0.0342
6	Outdoor Lighting - KY	24,463	2,820,890	39,322	622	0.1153
7	Residential Service - TN	7	173	1	7,000	0.0247
8	Full Electric Res. Service - TN	134	2,026	4	33,500	0.0151
9	Outdoor Lighting - TN	2	144	3	667	0.0720
10	Residential Service - VA	403,611	20,225,148	24,930	16,190	0.0501
11	Outdoor Lighting - VA	3,504	447,570	4,255	824	0.1277
12						
13						
14	Duplicate Customers			-48,896		
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39	Unbilled	-19,424	-61,000			0.0031
40	Total for Account 440	6,000,829	278,461,569	418,352	14,344	0.0464
41	TOTAL Billed	17,568,131	736,908,585	507,738	34,601	0.0419
42	Total Unbilled Rev.(See Instr. 6)	25,432	2,303,000	0	0	0.0906
43	TOTAL	17,593,563	739,211,585	507,738	34,651	0.0420

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Account 442					
2						
3	General Service - KY	1,049,912	60,227,929	62,976	16,672	0.0574
4	Net Metering Service - KY	4	315	1	4,000	0.0788
5	Combination Water Heating - KY	61	2,435	64	953	0.0399
6	All Electric School - KY	9,336	371,593	62	150,581	0.0398
7	Space Heating - KY	14,001	571,275	873	16,038	0.0408
8	Outdoor Lighting - KY	44,034	4,062,735	18,063	2,438	0.0923
9	Combined Lighting & Power - KY	4,159,903	164,958,655	11,561	359,822	0.0397
10	Large Comm./Ind. T.O.D. - KY	2,307,522	73,736,331	26	88,750,846	0.0320
11	High Load Factor - KY	1,065,579	35,055,403	82	12,994,866	0.0329
12	Water Pumping Service - KY	86	4,172	1	86,000	0.0485
13	Mine Power - KY	242,155	9,251,366	37	6,544,730	0.0382
14	Mine Power T.O.D. - KY	180,550	6,656,077	8	22,568,750	0.0369
15	West VA Pulp/Paper - KY	256,422	7,315,350	1	256,422,000	0.0285
16	No. American Stainless - KY	239,525	12,179,791	1	239,525,000	0.0508
17	Curtailment Service - KY		-2,937,818	7		
18	General Service - VA	81,651	5,114,873	3,449	23,674	0.0626
19	Outdoor Lighting - VA	1,136	157,564	750	1,515	0.1387
20	Large Power Service - VA	346,983	15,415,084	282	1,230,436	0.0444
21	Curtailment Service - VA		-15,457	1		
22						
23						
24						
25	Duplicate Customers			-17,988		
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39	Unbilled	42,499	2,170,000			0.0511
40	Total for Account 442	10,041,359	394,297,673	80,257	125,115	0.0393
41	TOTAL Billed	17,568,131	736,908,585	507,738	34,601	0.0419
42	Total Unbilled Rev.(See Instr. 6)	25,432	2,303,000	0	0	0.0906
43	TOTAL	17,593,563	739,211,585	507,738	34,651	0.0420

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Account 444					
2						
3	General Service - KY	6,817	451,864	908	7,508	0.0663
4	Outdoor Lighting - KY	14	1,460	9	1,556	0.1043
5	Street Lighting - KY	42,779	6,360,286	496	86,248	0.1487
6	Combined Lighting & Power - KY	5,218	227,112	76	68,658	0.0435
7	General Service - VA	50	3,767	7	7,143	0.0753
8	Street Lighting - VA	1,582	208,943	29	54,552	0.1321
9						
10						
11	Duplicate Customers			-4		
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39	Unbilled	31	22,000			0.7097
40	Total for Account 444	56,491	7,275,432	1,521	37,141	0.1288
41	TOTAL Billed	17,568,131	736,908,585	507,738	34,601	0.0419
42	Total Unbilled Rev.(See Instr. 6)	25,432	2,303,000	0	0	0.0906
43	TOTAL	17,593,563	739,211,585	507,738	34,651	0.0420

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	Account 445					
2						
3	Residential Service - KY	1,490	74,684	201	7,413	0.0501
4	Full Electric Res. Service - KY	1,049	49,497	116	9,043	0.0472
5	Volunteer Fire Dept. Service - KY	181	8,307	17	10,647	0.0459
6	General Service - KY	95,138	5,408,935	4,607	20,651	0.0569
7	Combination Water Heating - KY	4	219	8	500	0.0548
8	All Electric School - KY	90,097	3,613,986	227	396,903	0.0401
9	Space Heating - KY	2,275	90,428	82	27,744	0.0397
10	Outdoor Lighting - KY	4,504	450,044	1,677	2,686	0.0999
11	Combined Lighting & Power - KY	781,771	31,183,291	1,542	506,985	0.0399
12	Large Comm./Ind. T.O.D. - KY	410,005	13,263,151	4	102,501,250	0.0323
13	High Load Factor - KY	22,946	772,129	3	7,648,667	0.0336
14	Water Pumping Service - KY	16,959	732,975	95	178,516	0.0432
15	Floodwall Water Pumping - KY			4		
16	Residential Service - VA	114	5,817	9	12,667	0.0510
17	General Service - VA	10,168	623,841	347	29,303	0.0614
18	School Service - VA	26,630	1,279,298	167	159,461	0.0480
19	Outdoor Lighting - VA	315	43,260	124	2,540	0.1373
20	Large Power Service - VA	28,287	1,374,394	33	857,182	0.0486
21	Water Pumping Service - VA	625	30,655	12	52,083	0.0490
22						
23						
24	Duplicate Customers			-1,667		
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39	Unbilled	2,326	172,000			0.0739
40	Total for Account 445	1,494,884	59,176,911	7,608	196,488	0.0396
41	TOTAL Billed	17,568,131	736,908,585	507,738	34,601	0.0419
42	Total Unbilled Rev.(See Instr. 6)	25,432	2,303,000	0	0	0.0906
43	TOTAL	17,593,563	739,211,585	507,738	34,651	0.0420

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 304 Line No.: 3 Column: c

Includes Fuel Adjustment Clause of 4,160,750

Schedule Page: 304 Line No.: 4 Column: c

Includes Fuel Adjustment Clause of 5,366,159

Schedule Page: 304 Line No.: 5 Column: c

Includes Fuel Adjustment Clause of 23,236

Schedule Page: 304 Line No.: 6 Column: c

Includes Fuel Adjustment Clause of 42,556

Schedule Page: 304 Line No.: 14 Column: d

Number of duplicate customers included on:

```
Line 5     7,138
Line 6    37,810
Line 9         3
Line 11    3,945
```

Schedule Page: 304.1 Line No.: 3 Column: c

Includes Fuel Adjustment Clause of 1,780,940

Schedule Page: 304.1 Line No.: 4 Column: c

Includes Fuel Adjustment Clause of 6

Schedule Page: 304.1 Line No.: 5 Column: c

Includes Fuel Adjustment Clause of 114

Schedule Page: 304.1 Line No.: 6 Column: c

Includes Fuel Adjustment Clause of 16,313

Schedule Page: 304.1 Line No.: 7 Column: c

Includes Fuel Adjustment Clause of 29,854

Schedule Page: 304.1 Line No.: 8 Column: c

Includes Fuel Adjustment Clause of 75,442

Schedule Page: 304.1 Line No.: 9 Column: c

Includes Fuel Adjustment Clause of 6,996,190

Schedule Page: 304.1 Line No.: 10 Column: c

Includes Fuel Adjustment Clause of 3,980,016

Schedule Page: 304.1 Line No.: 11 Column: c

Includes Fuel Adjustment Clause of 1,827,370

Schedule Page: 304.1 Line No.: 12 Column: c

Includes Fuel Adjustment Clause of 147

Schedule Page: 304.1 Line No.: 13 Column: c

Includes Fuel Adjustment Clause of 423,933

Schedule Page: 304.1 Line No.: 14 Column: c

Includes Fuel Adjustment Clause of 326,369

Schedule Page: 304.1 Line No.: 15 Column: c

Includes Fuel Adjustment Clause of 441,323

Schedule Page: 304.1 Line No.: 16 Column: c

Includes Fuel Adjustment Clause of 410,403

Schedule Page: 304.1 Line No.: 25 Column: d

Number of duplicate customers included on:

```
Line 5        63
Line 7       452
Line 8    16,758
Line 17        7
Line 20      707
Line 22        1
```

Schedule Page: 304.2 Line No.: 3 Column: c

Includes Fuel Adjustment Clause of 11,901

Schedule Page: 304.2 Line No.: 4 Column: c

Includes Fuel Adjustment Clause of 24

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) __ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 304.2 Line No.: 5 Column: c

Includes Fuel Adjustment Clause of 73,532

Schedule Page: 304.2 Line No.: 6 Column: c

Includes Fuel Adjustment Clause of 9,094

Schedule Page: 304.2 Line No.: 11 Column: d

Number of duplicate customers included on:
Line 4 4

Schedule Page: 304.3 Line No.: 3 Column: c

Includes Fuel Adjustment Clause of 2,274

Schedule Page: 304.3 Line No.: 4 Column: c

Includes Fuel Adjustment Clause of 1,882

Schedule Page: 304.3 Line No.: 5 Column: c

Includes Fuel Adjustment Clause of 320

Schedule Page: 304.3 Line No.: 6 Column: c

Includes Fuel Adjustment Clause of 162,158

Schedule Page: 304.3 Line No.: 7 Column: c

Includes Fuel Adjustment Clause of 8

Schedule Page: 304.3 Line No.: 8 Column: c

Includes Fuel Adjustment Clause of 158,518

Schedule Page: 304.3 Line No.: 9 Column: c

Includes Fuel Adjustment Clause of 4,838

Schedule Page: 304.3 Line No.: 10 Column: c

Includes Fuel Adjustment Clause of 7,703

Schedule Page: 304.3 Line No.: 11 Column: c

Includes Fuel Adjustment Clause of 1,305,136

Schedule Page: 304.3 Line No.: 12 Column: c

Includes Fuel Adjustment Clause of 658,023

Schedule Page: 304.3 Line No.: 13 Column: c

Includes Fuel Adjustment Clause of 39,321

Schedule Page: 304.3 Line No.: 14 Column: c

Includes Fuel Adjustment Clause of 29,475

Schedule Page: 304.3 Line No.: 24 Column: d

Number of duplicate customers included on:
Line 7 8
Line 9 39
Line 10 1,507
Line 19 113

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	City of Barbourville	RQ	184	17	17	16
2	City of Barbourville	IF	184	2	NA	NA
3	City of Bardstown	RQ	185	31	31	30
4	City of Bardstown	IF	185	2	NA	NA
5	City of Bardwell	RQ	186	2	2	2
6	City of Bardwell	IF	186	1	NA	NA
7	City of Benham	RQ	187	2	1	1
8	City of Benham	IF	187	0	NA	NA
9	City of Corbin	RQ	188	14	14	13
10	City of Corbin	IF	188	3	NA	NA
11	City of Falmouth	RQ	189	3	3	3
12	City of Falmouth	IF	189	1	NA	NA
13	City of Frankfort	RQ	190	120	119	114
14	City of Frankfort	IF	190	16	NA	NA
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
100,560	1,546,574	2,343,048	-459,506	3,430,116	1
-3,960	-129	-135,272		-135,401	2
193,556	2,793,789	4,509,864	-889,214	6,414,439	3
-4,045	-132	-138,162		-138,294	4
9,101	153,569	212,049	-42,166	323,452	5
-976	-32	-33,326		-33,358	6
6,847	138,986	159,540	-31,700	266,826	7
-446	-15	-15,249		-15,264	8
79,200	1,276,182	1,845,360	-362,821	2,758,721	9
-4,676	-152	-159,744		-159,896	10
18,928	297,136	441,022	-87,470	650,688	11
-1,062	-35	-36,277		-36,312	12
737,408	10,670,511	17,181,606	-3,374,905	24,477,212	13
-28,118	-917	-960,493		-961,410	14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classifi-cation (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	City of Madisonville-East	RQ	194	8	8	7
2	City of Madisonville-GE Sub.	RQ	192	8	8	6
3	City of Madisonville-Hosp. Sub.	RQ	161	9	9	8
4	City of Madisonville-McCoy Ave.	RQ	162	9	8	8
5	City of Madisonville-S/N	RQ	191	6	6	6
6	City of Madisonville-West	RQ	193	15	15	13
7	City of Madisonville	IF		8	NA	NA
8	City of Nicholasville-#3	RQ	163	5	5	5
9	City of Nicholasville-#4 & #5	RQ	198	13	13	12
10	City of Nicholasville-#6	RQ	216	8	7	6
11	City of Nicholasville-#7	RQ	217	5	5	5
12	City of Nicholasville	IF		3	NA	NA
13	City of Paris-Bourbon Heights	RQ	83	0	NA	NA
14	City of Paris-Bourbon Trace 1	RQ	83	0	NA	NA
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
45,871	719,500	1,068,799	-210,001	1,578,298	1
50,166	671,235	1,168,868	-229,761	1,610,342	2
55,488	800,267	1,292,870	-255,755	1,837,382	3
45,014	771,528	1,048,835	-207,727	1,612,636	4
34,224	572,057	797,419	-163,266	1,206,210	5
97,546	1,348,166	2,272,813	-444,071	3,176,908	6
-14,045	-458	-479,786		-480,244	7
28,639	461,217	667,282	-132,409	996,090	8
79,221	1,171,180	1,845,853	-370,048	2,646,985	9
50,593	671,927	1,178,806	-227,179	1,623,554	10
29,228	487,494	681,021	-126,839	1,041,676	11
-4,601	-150	-157,162		-157,312	12
1,027		29,455	-4,436	25,019	13
307		8,799	-1,368	7,431	14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	City of Paris-Bourbon Trace 2	RQ	83	0	NA	NA
2	City of Paris Scott/Claysville	RQ	83	0	7	5
3	City of Paris-Vine Street	RQ	83	4	2	2
4	City of Paris-Weaver 2	RQ	83	0	NA	NA
5	City of Paris-Weaver 3	RQ	83	0	NA	NA
6	City of Paris-Wilson Drug	RQ	83	0	NA	NA
7	City of Paris	IF	83	1	NA	NA
8	City of Providence	RQ	195	3	3	3
9	City of Providence-East	RQ	196	2	2	2
10	City of Providence	IF		1	NA	NA
11	Berea College	RQ	197	24	23	23
12	Borough of Pitcairn	RQ	SA87 Vol.2	2	NA	NA
13	Alabama Electric Cooperative, Inc.	OS	(1)			
14	Allegheny Energy Supply Company, LLC	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - *for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all* non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
228		6,524	-1,011	5,513	1
39,161	72,335	1,122,742	-180,162	1,014,915	2
12,090	197,604	346,606	-53,184	491,026	3
1,146		32,866	-5,017	27,849	4
1,049		30,080	-4,592	25,488	5
158		4,534	-684	3,850	6
-2,455	-80	-83,869		-83,949	7
17,168	294,974	400,015	-80,256	614,733	8
12,800	201,576	298,240	-59,623	440,193	9
-2,216	-72	-75,691		-75,763	10
142,496	2,089,983	3,320,149	-650,783	4,759,349	11
13,332	380,437	266,640		647,077	12
3,092		107,450		107,450	13
-1,278		-62,557		-62,557	14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Ameren Energy, Inc.	OS	(1)			
2	American Electric Power Service Corp	OS	(1)			
3	AMP-Ohio	OS	(1)			
4	Aquila Merchant Services, Inc.	OS	(1)			
5	Associated Electric Coop Inc	OS	(1)			
6	Big Rivers Electric Corp.	OS	(1)			
7	Bluegrass Generation Company, LLC	OS	(1)			
8	BP Energy Company	OS	(1)			
9	Brascan Energy Marketing Inc.	OS	(1)			
10	Cargill Power Markets, LLC	OS	(1)			
11	Cincinnati Gas & Electric Company	OS	(1)			
12	CMS Marketing, Services & Trading Corp.	OS	(1)			
13	Cobb Electric Membership Corporation	OS	(1)			
14	Conectiv Energy Supply, Inc.	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
13,740		436,045		436,045	1
43,869	375	2,422,626		2,423,001	2
14		721		721	3
-1,877	-688,445	-86,338		-774,783	4
85,656		2,689,222		2,689,222	5
10,649		324,463		324,463	6
	-416			-416	7
41,331		1,359,723		1,359,723	8
6,657		178,977		178,977	9
-4,063		-69,791		-69,791	10
-2,761		83,034		83,034	11
-1,612		-83,354		-83,354	12
984		27,025		27,025	13
14		411		411	14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW)	
					Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	ConocoPhillips Company	OS	(1)			
2	Constellation Power Source Inc.	OS	(1)			
3	Consumers Energy Company	OS	(1)			
4	Coral Power, LLC	OS	(1)			
5	Dayton Power & Light Co	OS	(1)			
6	Detroit Edison Company	OS	(1)			
7	Dominion Energy Marketing Inc.	OS	(1)			
8	DTE Energy Trading Inc.	OS	(1)			
9	Duke Energy Trading & Marketing, LLC	OS	(1)			
10	Dynegy Power Marketing, Inc.	OS	(1)			
11	Eagie Energy Partners I, L.P.	OS	(1)			
12	East Kentucky Power Coop. Inc.	OS	(1)			
13	Edison Mission Marketing & Trading, Inc	OS	(1)			
14	EL Paso Merchant Energy, L.P.	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
2,085		63,666		63,666	1
72,362		2,218,108		2,218,108	2
-29		-2,017		-2,017	3
-29,257		-847,591		-847,591	4
22,385		872,204		872,204	5
11,569		393,225		393,225	6
56,745		2,078,665		2,078,665	7
66,654		2,124,409		2,124,409	8
55,457		1,570,034		1,570,034	9
224		-9,988		-9,988	10
25		917		917	11
65,016		2,244,328		2,244,328	12
-4,929		-151,956		-151,956	13
1,342		-27,037		-27,037	14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Electric Energy Inc.	OS				
2	Entergy-Koch Trading, LP	OS	(1)			
3	Exelon Generation Company, LLC	OS	(1)			
4	Hoosier Energy Rural Electric Coop.	OS	(1)			
5	Illinois Municipal Electric Agency	OS	(1)			
6	Indiana Municipal Power Agency	OS	(1)			
7	Indianapolis Power & Light Company	OS	(1)			
8	Kansas City Power & Light Company	OS	(1)			
9	LG&E Energy Marketing Inc.	OS	(1)			
10	Louisville Gas & Electric Co.	IF	(3)			
11	Mirant Americas Energy Marketing, LP	OS	(1)			
12	Morgan Stanley Capital Group Inc.	OS	(1)			
13	No. Indiana Public Service Co	OS	(1)			
14	Northern States Power Company	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
15,860		421,049		421,049	1
4,155		119,279		119,279	2
12,869		352,087		352,087	3
7,549		308,314		308,314	4
3,961		131,031		131,031	5
5,953		191,354		191,354	6
5,289		235,042		235,042	7
25,889		828,020		828,020	8
65,938		2,418,283		2,418,283	9
2,835,801		46,694,889		46,694,889	10
-5,242		-264,341		-264,341	11
31,650		1,060,749		1,060,749	12
15,710		603,845		603,845	13
573		18,566		18,566	14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW)	
					Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	Ohio Valley Electric Corporation	OS	(1)			
2	Owensboro Municipal Utilities	IF	74			
3	Owensboro Municipal Utilities	IF	74	25	NA	NA
4	PG&E Energy Trading-Power, L.P.	OS	(1)			
5	PPL Energy Plus, LLC	OS	(1)			
6	PSEG Energy Resources & Trade LLC	OS	(1)			
7	Public Service Company of Colorado	OS	(1)			
8	Reliant Energy Services, Inc.	OS	(1)			
9	Select Energy, Inc.	OS	(1)			
10	Sempra Energy Trading Corp.	OS	(1)			
11	Southeastern Power Administration	OS	(1)			
12	Southern Company Services, Inc.	OS	(1)			
13	Southern Illinois Power Cooperative	OS	(1)			
14	Southern Indiana Gas & Electric Co.	OS	(1)			
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
118		12,608		12,608	1
31,673		722,098		722,098	2
-44,876	-1,467	-1,534,049		-1,535,516	3
-400		-6,200		-6,200	4
516		26,165		26,165	5
-1,200		-24,300		-24,300	6
-400		-15,800		-15,800	7
-397		-18,502		-18,502	8
19,427		673,581		673,581	9
-1,985		-61,767		-61,767	10
9,554		244,860		244,860	11
1,139		59,511		59,511	12
624		20,440		20,440	13
3,468		124,629		124,629	14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations)	Statistical Classification	FERC Rate Schedule or Tariff Number	Average Monthly Billing Demand (MW)	Actual Demand (MW)	
					Average Monthly NCP Demand	Average Monthly CP Demand
	(a)	(b)	(c)	(d)	(e)	(f)
1	Split Rock Energy LLC	OS	(1)			
2	Strategic Energy L.L.C.	OS	(1)			
3	Tenaska Power Services Co	OS	(1)			
4	Tennessee Valley Authority	OS	(1)			
5	The Energy Authority	OS	(1)			
6	Tractabel Energy Marketing Inc.	OS	(1)			
7	TXU Energy Trading Company LP	OS	(1)			
8	Virginia Electric and Power Company	OS	(1)			
9	Wabash Valley Power Assn	OS	(1)			
10	Westar Energy, Inc.	OS	(1)			
11	Williams Power Company, Inc.	OS	(1)			
12	Note: Negative revenues and mwh's sold					
13	result from the netting of brokered					
14	activity and represent net purchases.					
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,line 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
3,186		107,568		107,568	1
16		760		760	2
5,148		188,286		188,286	3
108,002		3,456,045		3,456,045	4
6,803		221,097		221,097	5
277		12,517		12,517	6
-2,400		-114,000		-114,000	7
50,108		1,432,854		1,432,854	8
224		-36,655		-36,655	9
27,299		823,261		823,261	10
-825		-31,554		-31,554	11
					12
					13
					14
1,902,552	27,788,227	44,581,705	-8,655,954	63,713,978	
3,688,518	-692,125	74,981,213	0	74,289,088	
5,591,070	**27,096,102**	**119,562,918**	**-8,655,954**	**138,003,066**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 310 Line No.: 8 Column: d
Less than 1 MW.

Schedule Page: 310.1 Line No.: 7 Column: c
Tariff Nos. 162, 162, 191, 192, 193 AND 194

Schedule Page: 310.1 Line No.: 12 Column: c
Tariff Nos. 157, 163, 198, 216 and 217

Schedule Page: 310.2 Line No.: 2 Column: d
Actual Demand rounds to less than 1 MW

Schedule Page: 310.2 Line No.: 10 Column: c
Tariff Nos. 195 and 196

Schedule Page: 310.2 Line No.: 13 Column: b
Non-Displacement Energy

Schedule Page: 310.2 Line No.: 13 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.2 Line No.: 14 Column: b
Non-Displacement Energy

Schedule Page: 310.2 Line No.: 14 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 1 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 1 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 2 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 2 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 3 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 3 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 4 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 4 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 5 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 5 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 6 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 6 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 7 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 7 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 8 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 8 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 9 Column: b
Non-Displacement Energy

Schedule Page: 310.3 Line No.: 9 Column: c
(1) FERC Electric Tariff, Original Volume No. 2.

Name of Respondent Kentucky Utilities Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 310.3 Line No.: 10 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 10 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 11 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 11 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 12 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 12 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 13 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 13 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.3 Line No.: 14 Column: b

Non-Displacement Energy

Schedule Page: 310.3 Line No.: 14 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 1 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 1 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 2 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 2 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 3 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 3 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 4 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 4 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 5 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 5 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 6 Column: b

Non Displacement Energy

Schedule Page: 310.4 Line No.: 6 Column: c

(1) FERC Electric Tarriff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 7 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 7 Column: c

(1) FERC Electric Tarriff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 8 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 8 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 9 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 9 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 10 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 10 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 11 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 11 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 12 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 12 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 13 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 13 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.4 Line No.: 14 Column: b

Non-Displacement Energy

Schedule Page: 310.4 Line No.: 14 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 1 Column: a

The company owns 20% of the common stock of Electric Energy, Inc.

Schedule Page: 310.5 Line No.: 1 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 1 Column: c

Sales of power pursuant to the Inter-Company Agreement among Electric Energy, Inc. and Sponsoring Companies dated May 1951.

Schedule Page: 310.5 Line No.: 2 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 2 Column: c

(1)FERC Electric Tariff, Original Volume No.2.

Schedule Page: 310.5 Line No.: 3 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 3 Column: c

(1)FERC Electric Tariff, Original Volume No.2.

Schedule Page: 310.5 Line No.: 4 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 4 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 5 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 5 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 6 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 6 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 7 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 7 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 8 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 8 Column: c

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 9 Column: a

LG&E Energy Marketing is a wholly owned subsidiary of LG&E Energy LLC

Schedule Page: 310.5 Line No.: 9 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 9 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 10 Column: a

Louisville Gas & Electric Company and Kentucky Utilities Company are both owned by LG&E Energy LLC

Schedule Page: 310.5 Line No.: 10 Column: c

FERC Rate Schedule No 1, The Power Supply System Agreement FERC Docket NO ER98-111-000.

Schedule Page: 310.5 Line No.: 11 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 11 Column: c

(1) FERC Electric Tariff, Original Volume No.2.

Schedule Page: 310.5 Line No.: 12 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 12 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.5 Line No.: 13 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 13 Column: c

(1)FERC Electric Tariff, Original Volume No.2.

Schedule Page: 310.5 Line No.: 14 Column: b

Non-Displacement Energy

Schedule Page: 310.5 Line No.: 14 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 1 Column: a

The company owns 2.5% of the common stock of Ohio Valley Electric Corporation.

Schedule Page: 310.6 Line No.: 1 Column: b

Non Displacement and Supplemental Energy

Schedule Page: 310.6 Line No.: 1 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 4 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 4 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 5 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 5 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 6 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 6 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 7 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 7 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 8 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 8 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 9 Column: b

Name of Respondent Kentucky Utilities Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 9 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 10 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 10 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 11 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 11 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 12 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 12 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 13 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 13 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.6 Line No.: 14 Column: b

Non-Displacement Energy

Schedule Page: 310.6 Line No.: 14 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 1 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 1 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 2 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 2 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 3 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 3 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 4 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 4 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 5 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 5 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 6 Column: b

Non-displacement Energy

Schedule Page: 310.7 Line No.: 6 Column: c

(1) FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 7 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 7 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 8 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 8 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 310.7 Line No.: 9 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 9 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 10 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 10 Column: c

(1)FERC Electric Tariff, Original Volume No.2.

Schedule Page: 310.7 Line No.: 11 Column: b

Non-Displacement Energy

Schedule Page: 310.7 Line No.: 11 Column: c

(1)FERC Electric Tariff, Original Volume No. 2.

Schedule Page: 310.7 Line No.: 12 Column: k

Negative figures represents accounting change required by EITF 02-03 netting purchases and brokered revenues.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	2,161,806	2,238,634
5	(501) Fuel	255,972,624	232,323,658
6	(502) Steam Expenses	8,004,917	8,259,969
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	4,797,851	5,079,752
10	(506) Miscellaneous Steam Power Expenses	4,562,659	4,619,842
11	(507) Rents		
12	(509) Allowances	63,837	76,076
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	275,563,694	252,597,931
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	4,482,960	3,761,102
16	(511) Maintenance of Structures	3,671,417	3,572,373
17	(512) Maintenance of Boiler Plant	17,808,904	20,107,275
18	(513) Maintenance of Electric Plant	7,441,135	8,903,276
19	(514) Maintenance of Miscellaneous Steam Plant	816,500	884,905
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	34,220,916	37,228,931
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	309,784,610	289,826,862
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering		
25	(518) Fuel		
26	(519) Coolants and Water		
27	(520) Steam Expenses		
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses		
31	(524) Miscellaneous Nuclear Power Expenses		
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)		
34	Maintenance		
35	(528) Maintenance Supervision and Engineering		
36	(529) Maintenance of Structures		
37	(530) Maintenance of Reactor Plant Equipment		
38	(531) Maintenance of Electric Plant		
39	(532) Maintenance of Miscellaneous Nuclear Plant		
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)		
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)		
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering	5,799	
45	(536) Water for Power		
46	(537) Hydraulic Expenses	1,552	2,150
47	(538) Electric Expenses	2,551	2,357
48	(539) Miscellaneous Hydraulic Power Generation Expenses	9,925	11,236
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)	19,827	15,743

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Maintentance Supervision and Engineering	83,906	84,888
54	(542) Maintenance of Structures	129,650	92,084
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant	54,395	22,647
57	(545) Maintenance of Miscellaneous Hydraulic Plant	20,803	40,838
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)	288,754	240,457
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)	308,581	256,200
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering	187,693	239,370
63	(547) Fuel	9,962,114	17,792,980
64	(548) Generation Expenses	172,602	137,256
65	(549) Miscellaneous Other Power Generation Expenses	-667,163	69,803
66	(550) Rents	255	
67	TOTAL Operation (Enter Total of lines 62 thru 66)	9,655,501	18,239,409
68	Maintenance		
69	(551) Maintenance Supervision and Engineering	39,844	74,768
70	(552) Maintenance of Structures	-969,260	12,316
71	(553) Maintenance of Generating and Electric Plant	466,951	1,220,029
72	(554) Maintenance of Miscellaneous Other Power Generation Plant	297,856	606,896
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	-164,609	1,914,009
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	9,490,892	20,153,418
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	140,062,568	131,400,267
77	(556) System Control and Load Dispatching	1,227,964	1,199,539
78	(557) Other Expenses	18,974	22,316
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	141,309,506	132,622,122
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	460,893,589	442,858,602
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	695,459	699,300
84	(561) Load Dispatching	1,332,799	1,110,956
85	(562) Station Expenses	551,026	626,632
86	(563) Overhead Lines Expenses	309,827	325,557
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others	5,761,891	4,195,912
89	(566) Miscellaneous Transmission Expenses	5,373,598	5,477,989
90	(567) Rents	67,899	65,486
91	TOTAL Operation (Enter Total of lines 83 thru 90)	14,092,499	12,501,832
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		211
94	(569) Maintenance of Structures		
95	(570) Maintenance of Station Equipment	1,130,267	1,093,971
96	(571) Maintenance of Overhead Lines	3,345,631	3,460,838
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant	334,851	247,699
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	4,810,749	4,802,719
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	18,903,248	17,304,551
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering	1,452,886	913,216

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching		
106	(582) Station Expenses	1,039,223	926,155
107	(583) Overhead Line Expenses	3,867,643	3,201,864
108	(584) Underground Line Expenses	252,563	138,124
109	(585) Street Lighting and Signal System Expenses	15,266	20,829
110	(586) Meter Expenses	5,266,152	202,214
111	(587) Customer Installations Expenses	-91,234	-77,435
112	(588) Miscellaneous Expenses	5,348,812	3,904,814
113	(589) Rents	13,757	18,365
114	TOTAL Operation (Enter Total of lines 103 thru 113)	17,165,068	9,248,146
115	Maintenance		
116	(590) Maintenance Supervision and Engineering	29,371	40,398
117	(591) Maintenance of Structures		
118	(592) Maintenance of Station Equipment	506,857	502,190
119	(593) Maintenance of Overhead Lines	17,350,573	14,012,978
120	(594) Maintenance of Underground Lines	509,386	255,252
121	(595) Maintenance of Line Transformers	50,489	90,841
122	(596) Maintenance of Street Lighting and Signal Systems	374,599	383,554
123	(597) Maintenance of Meters	-1,980	226,468
124	(598) Maintenance of Miscellaneous Distribution Plant	684	1,190
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	18,819,979	15,512,871
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	35,985,047	24,761,017
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	797,212	482,611
130	(902) Meter Reading Expenses	4,358,173	4,577,116
131	(903) Customer Records and Collection Expenses	9,566,233	5,824,785
132	(904) Uncollectible Accounts	1,491,714	1,349,153
133	(905) Miscellaneous Customer Accounts Expenses	822,637	5,512,855
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	17,035,969	17,746,520
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	176,416	
138	(908) Customer Assistance Expenses	3,970,994	2,591,517
139	(909) Informational and Instructional Expenses	347,459	344,661
140	(910) Miscellaneous Customer Service and Informational Expenses	429,870	12,365
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	4,924,739	2,948,543
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses	192,537	
146	(913) Advertising Expenses	733	67,050
147	(916) Miscellaneous Sales Expenses	64,344	64,344
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	257,614	131,394
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	100,731	1,238,937
152	(921) Office Supplies and Expenses	852,106	1,004,254
153	(Less) (922) Administrative Expenses Transferred-Credit	1,002,917	1,191,415

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	27,271,462	37,376,934
156	(924) Property Insurance	6,340,973	4,947,713
157	(925) Injuries and Damages	1,776,006	2,510,515
158	(926) Employee Pensions and Benefits	21,353,588	16,624,301
159	(927) Franchise Requirements	2,513	2,199
160	(928) Regulatory Commission Expenses		375,820
161	(929) (Less) Duplicate Charges-Cr.	2,513	2,199
162	(930.1) General Advertising Expenses	42,346	570,089
163	(930.2) Miscellaneous General Expenses	15,123,644	19,326,212
164	(931) Rents	7,578	204,219
165	TOTAL Operation (Enter Total of lines 151 thru 164)	71,865,517	82,987,579
166	Maintenance		
167	(935) Maintenance of General Plant	2,294,722	83,102
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	74,160,239	83,070,681
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	612,160,445	588,821,308

Blank Page

Schedule Page: 320 Line No.: 76 Column: c

2002 Purchased Power restated ($26,555,296) due to a 2003 accounting change required by EITF 02-03, netting brokered sales and brokered purchases.

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Allegheny Energy Supply Company, LLC	OS	(1)			
2	Ameren Energy, Inc.	OS	(1)			
3	American Electric Power Service Corp	OS	(1)			
4	Aquila Merchant Services, Inc.	OS	(1)			
5	Associated Electric Coop Inc	OS	(1)			
6	Big Rivers Electric Corp.	OS	(1)			
7	BP Energy Company	OS	(1)			
8	Cargill Power Markets, LLC	OS	(1)			
9	Cincinnati Gas & Electric Company	OS	(1)			
10	CMS Marketing, Services & Trading Corp	OS	(1)			
11	Conectiv Energy Supply, Inc.	OS	(1)			
12	ConocoPhillips Company	OS	(1)			
13	Constellation Power Source, Inc.	OS	(1)			
14	Consumers Energy Company	OS	(1)			
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	COST/SETTLEMENT OF POWER Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	Line No.
1,598				87,970		87,970	1
14,620				859,763		859,763	2
32,167				1,745,019		1,745,019	3
75				4,203		4,203	4
2,903				161,618		161,618	5
2,427			3	98,671		98,674	6
3				54		54	7
389				3,938		3,938	8
10,845				474,483		474,483	9
777				87,412		87,412	10
120				8,014		8,014	11
634				45,907		45,907	12
1,010				65,618		65,618	13
550				42,220		42,220	14
7,688,620	17,608		32,365,801	107,696,767		140,062,568	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Coral Power, LLC	OS	(1)			
2	Dayton Power & Light Co	OS	(1)			
3	Detroit Edison Company	OS	(1)			
4	DTE Energy Trading Inc.	OS	(1)			
5	Duke Energy Trading & Marketing, LLC	OS	(1)			
6	Dynegy Power Marketing, Inc.	OS	(1)			
7	East Kentucky Power Coop. Inc.	OS	96			
8	Electric Energy Inc.	RQ	199	200		
9	Entergy-Koch Trading, LP	OS	(1)			
10	Exelon Generation Company, LLC	OS	(1)			
11	Hoosier Energy Rural Electric Coop	OS	(1)			
12	Illinois Municipal Electric Agency	OS	(1)			
13	Indianapolis Power & Light Company	OS	(1)			
14	Kansas City Power & Light Company	OS	(1)			
	Total					

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	COST/SETTLEMENT OF POWER Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	Line No.
				-21		-21	1
3,080				161,551		161,551	2
288				16,019		16,019	3
787				43,928		43,928	4
7,817				205,782		205,782	5
13,525				653,252		653,252	6
139				12,861		12,861	7
1,491,978			14,166,989	15,565,539		29,732,528	8
936				72,916		72,916	9
4,442				213,397		213,397	10
403				8,800		8,800	11
2				25		25	12
3,447				112,655		112,655	13
834				30,998		30,998	14
7,688,620	17,608		32,365,801	107,696,767		140,062,568	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Louisville Gas & Electric Co.	IF				
2	Mirant Americas Energy Marketing, LP	OS	(1)			
3	No. Indiana Public Service Co	OS	(1)			
4	Northern States Power Company	OS	(1)			
5	Ohio Valley Electric Corporation	OS	13			
6	Owensboro Municipal Utilities	RQ	74	195		
7	Owensboro Municipal Utilities	IF	74	25		
8	Sempra Energy Trading Corp.	OS	(1)			
9	Southern Company Services, Inc.	OS	(1)			
10	Southern Illinois Power Cooperative	OS	(1)			
11	Southern Indiana Gas & Electric Co.	OS	(1)			
12	Tenaska Power Services Co	OS	(1)			
13	Tennessee Valley Authority	OS	93			
14	Virginia Electric and Power Company	OS	(1)			
	Total					

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
4,127,870				53,730,618		53,730,618	1
1,076				19,631		19,631	2
3,587				128,083		128,083	3
120				6,745		6,745	4
328,049			2,695,245	5,923,517		8,618,762	5
1,617,382			15,503,564	26,366,621		41,870,185	6
124				3,134		3,134	7
145				7,975		7,975	8
2,442				98,512		98,512	9
112				5,152		5,152	10
5,116				203,229		203,229	11
1,082				22,280		22,280	12
1,022				34,199		34,199	13
536				48,638		48,638	14
7,688,620	17,608		32,365,801	107,696,767		140,062,568	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	Wabash Valley Power Assn	OS	(1)			
2	Westar Energy, Inc.	OS	(1)			
3	Williams Power Company, Inc.	OS	(1)			
4	Inadvertant Interchange					
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
834				106,861		106,861	1
3,104				203,892		203,892	2
223				5,088		5,088	3
	17,608						4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
7,688,620	17,608		32,365,801	107,696,767		140,062,568	

Schedule Page: 326 Line No.: 1 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 1 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 2 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 2 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 3 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 3 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 4 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 4 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 5 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 5 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 6 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 6 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 7 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 7 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 8 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 8 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 9 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 9 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 10 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 10 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 11 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 11 Column: c
(1)FERC - approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 12 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 12 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 13 Column: b
Non-Displacement Energy

Schedule Page: 326 Line No.: 13 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326 Line No.: 14 Column: b
Non-Displacement Energy

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 326 Line No.: 14 Column: c
(1) FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 1 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 1 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 2 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 2 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 3 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 3 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 4 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 4 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 5 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 5 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 6 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 6 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 7 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 8 Column: a
The Company owns 20% of the common stock of Electric Energy, Inc.

Schedule Page: 326.1 Line No.: 8 Column: c
Purchase of Power pursuant to Inter-Company Agreement among Electric Energy, Inc. and Sponsoring Companies dated May 1951.

Schedule Page: 326.1 Line No.: 9 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 9 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 10 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 10 Column: c
(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.1 Line No.: 11 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 11 Column: c
(1) FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 12 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 12 Column: c
(1) FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 13 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 13 Column: c
(1) FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.1 Line No.: 14 Column: b
Non-Displacement Energy

Schedule Page: 326.1 Line No.: 14 Column: c

(1) FERC approved tariff and/or rate schedule as on file with the Commission.

Schedule Page: 326.2 Line No.: 1 Column: a

Louisville Gas & Electric Company and Kentucky Utilities Company are both owned by LG&E Energy LLC

Schedule Page: 326.2 Line No.: 1 Column: c

FERC Rate Schedule No. 1, The Power Supply System Agreement, FERC Docket No. ER98-111-000

Schedule Page: 326.2 Line No.: 2 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 2 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.2 Line No.: 3 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 3 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.2 Line No.: 4 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 4 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission

Schedule Page: 326.2 Line No.: 5 Column: a

Purchase of Surplus power pursuant to Article 6 of the Inter-Company Agreement among OVEC and Sponsoring Companies dated July 10, 1953.

The company owns 2.5% of the common stock of Ohio Valley Electric Corporation.

Schedule Page: 326.2 Line No.: 5 Column: b

Non-Displacement Energy and Non-Firm Energy

Schedule Page: 326.2 Line No.: 8 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 8 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.2 Line No.: 9 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 9 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.2 Line No.: 10 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 10 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.2 Line No.: 11 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 11 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.2 Line No.: 12 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 12 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.2 Line No.: 13 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 14 Column: b

Non-Displacement Energy

Schedule Page: 326.2 Line No.: 14 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.3 Line No.: 1 Column: b

Non-Displacement Energy

Schedule Page: 326.3 Line No.: 1 Column: c

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.3 Line No.: 2 Column: b

Non-Displacement Energy

Schedule Page: 326.3 Line No.: 2 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Schedule Page: 326.3 Line No.: 3 Column: b

Non-Displacement Energy

Schedule Page: 326.3 Line No.: 3 Column: c

(1)FERC-approved tariff and/or rate schedule as on file with the commission.

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	EKPC (TS for Gallatin Steel):			
2	East Kentucky Power Coop	East Kentucky Power Coop	East Kentucky Power Coop	
3	EKPC (TS for EKPC Area Load):			
4	East Kentucky Power Coop	East Kentucky Power Coop	East Kentucky Power Coop	
5	TVA (TS for TVA Area Loads):			
6	Tennessee Valley Authority	Tennessee Valley Authority	Tennessee Valley Authority	
7	Midwest ISO	Midwest ISO	Midwest ISO	OS
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
	TOTAL			

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
						1
FPC 213	EKPC/LGEE&KU Interf	EKPC/LGEE&KU Interf	120	859,610	859,610	2
						3
FPC 203	EKPC/LGEE&KU Interf	EKPC/LGEE&KU Interf	146	1,230,090	1,234,607	4
						5
FPC 93	TVA/LGEE&KU Interf	TVA/LGEE&KU Interf	74	304,139	303,673	6
	Midwest ISO	NA				7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
			340	2,393,839	2,397,890	

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
				1
1,434,490			1,434,490	2
				3
2,624,262			2,624,262	4
				5
660,007			660,007	6
	13,712,816	1,287,435	15,000,251	7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
4,718,759	**13,712,816**	**1,287,435**	**19,719,010**	

Blank Page

Schedule Page: 328 Line No.: 2 Column: d

Contract termination date is January 5, 2006.

Schedule Page: 328 Line No.: 4 Column: d

Contract termination date is August 8, 2006.

Schedule Page: 328 Line No.: 6 Column: d

Contract termination date no earlier than December 31, 2007.

Schedule Page: 328 Line No.: 7 Column: e

Midwest ISO FERC Electric Tariff, First Revised Rate Schedule No. 1.

Schedule Page: 328 Line No.: 7 Column: n

Revenues received from the Midwest ISO are pursuant to the Midwest ISO OATT Schedules 1, 2, 7, 8, 9, 14, 18, and 19, of which KU received only a portion of the total invoices. Revenues received by each transmission owner are based upon the revenue distribution formulas of Appendix C of the Midwest ISO Transmission Owners Agreement.

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

TRANSMISSION OF ELECTRICITY BY OTHERS (Account 565)
(Including transactions referred to as "wheeling")

1. Report all transmission, i.e., wheeling of electricity provided to respondent by other electric utilities, cooperatives, municipalities, or other public authorities during the year.
2. In column (a) report each company or public authority that provide transmission service. Provide the full name of the company; abbreviate if necessary, but do not truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation with the transmission service provider.
3. Provide in column (a) subheadings and classify transmission service purchased form other utilities as: "Delivered Power to Wheeler" or "Received Power from Wheeler."
4. Report in columns (b) and (c) the total Megawatthours received and delivered by the provider of the transmission service.
5. In columns (d) through (g), report expenses as shown on bills or vouchers rendered to the respondent. In column (d), provide demand charges. In column (e), provide energy charges related to the amount of energy transferred. In column (f), provide the total of all other charges on bills or vouchers rendered to the respondent, including any out of period adjustments. Explain in a footnote all components of the amount shown in column (f). Report in column (9) the total charge shown on bills rendered to the respondent. If no monetary settlement was made, enter zero ("0") column (g). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
6. Enter "TOTAL" in column (a) as the last Line. Provide a total amount in columns (b) through (g) as the last Line. Energy provided by the respondent for the wheeler's transmission tosses should be reported on the Electric Energy Account, Page 401. If the respondent received power from the wheeler, energy provided to account for Losses should be reported on Line 19. Transmission By Others Losses, on Page 401. Otherwise, Losses should be reported on line 27, Total Energy Losses, Page 401.
7. Footnote entries and provide explanations following all required data.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	TRANSFER OF ENERGY		EXPENSES FOR TRANSMISSION OF ELECTRICITY BY OTHERS			
		Magawatt-hours Received (b)	Magawatt-hours Delivered (c)	Demand Charges ($) (d)	Energy Charges ($) (e)	Other Charges ($) (f)	Total Cost of Transmission ($) (g)
1	American Electric Power	3,589	3,589		11,452		11,452
2	Allegheny Energy Supply	75	75		-5,464		-5,464
3	Ameren Energy, Inc.	322	322		647		647
4	Aquila Power Corp.	4	4		8		8
5	American Mun Pwr-Ohio	13,332	13,332		4,400		4,400
6	Cincinnati Gas & Elec.				49		49
7	Constellation Power	138	138		434		434
8	Duquesne Light Co.	13,332	13,332	-33,994			-33,994
9	Dynegy Pwr Mkting Inc.				-206		-206
10	East Ky Power Coop.	489,470	488,479	1,412,027			1,412,027
11	Midwest Indep Sys Op	2,134,560	2,124,590		4,301,459		4,301,459
12	Ohio Valley Elec. Corp.				28,651		28,651
13	Reliant Energy Svcs.	192	192		383		383
14	Southern IN Gas & Elec				-462		-462
15	Tennessee Valley Auth.	19,488	18,920		42,507		42,507
16							
	TOTAL	2,674,502	2,662,973	1,378,033	4,383,858		5,761,891

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	44,744
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	Amortization of Merger Regulatory Asset	2,046,330
7	Amortization of One Utility Costs	873,002
8	Amort of Value Delivery Team Workforce Reductions	12,029,660
9	Broker Fees	73,500
10	Miscellaneous Debits and Credits	56,408
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	15,123,644

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in section A for the year the amounts for : (b) Depreciation Expense (Account 403; (c) Depreciation Expense for Asset Retirement Costs (Account 403.1; (d) Amortization of Limited-Term Electric Plant (Account 404); and (e) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Depreciation Expense for Asset Retirement Costs (Account 403.1) (c)	Amortization of Limited Term Electric Plant (Account 404) (d)	Amortization of Other Electric Plant (Acc 405) (e)	Total (f)
1	Intangible Plant			4,740,498		4,740,498
2	Steam Production Plant	34,757,791	154,336			34,912,127
3	Nuclear Production Plant					
4	Hydraulic Production Plant-Conventional	166,597				166,597
5	Hydraulic Production Plant-Pumped Storage					
6	Other Production Plant	11,671,183	20,636			11,691,819
7	Transmission Plant	14,668,205	60			14,668,265
8	Distribution Plant	29,041,513				29,041,513
9	General Plant	6,759,556				6,759,556
10	Common Plant-Electric					
11	TOTAL	97,064,845	175,032	4,740,498		101,980,375

B. Basis for Amortization Charges

Account	Rate	Plant Balance at 12/31/2003	Amortization
30200	0-5% (1)	83,453	4,571
30300	20%	21,714,581	4,699,882
39020	5-20% (2)	756,079	36,045
Total			4,740,498

Notes:
(1) Amortization rates vary from 0 to 5%.
(2) Amortization rates vary from 5 to 20%.
Net change for the year for account 30200 was $2,103.
Net change for the year for account 30300 was $4,417,193.
Net change for the year for account 39020 was $61,590.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	EPRI	2003 Participation
2		
3	Edison Electric Institute	Year 2003 Utility Air Regulatory Group fees
4		
5		
6	Total Cost	
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	AMOUNTS CHARGED IN CURRENT YEAR Amount (f)	Unamortized Accumulation (g)	Line No.
	419,570	184, 923	419,570		1
					2
	78,985	107, 556	78,985		3
		923,930			4
					5
	498,555		498,555		6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	10,495,306		
4	Transmission	308,568		
5	Distribution	5,126,644		
6	Customer Accounts	4,802,270		
7	Customer Service and Informational	303		
8	Sales			
9	Administrative and General	66,275		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	20,799,366		
11	Maintenance			
12	Production	8,571,190		
13	Transmission	325,291		
14	Distribution	5,262,529		
15	Administrative and General	12,309		
16	TOTAL Maint. (Total of lines 12 thru 15)	14,171,319		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	19,066,496		
19	Transmission (Enter Total of lines 4 and 13)	633,859		
20	Distribution (Enter Total of lines 5 and 14)	10,389,173		
21	Customer Accounts (Transcribe from line 6)	4,802,270		
22	Customer Service and Informational (Transcribe from line 7)	303		
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	78,584		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	34,970,685	8,819,278	43,789,963
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	34,970,685	8,819,278	43,789,963
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	9,920,888	4,372,075	14,292,963
66	Gas Plant			
67	Other (provide details in footnote):			
68	TOTAL Construction (Total of lines 65 thru 67)	9,920,888	4,372,075	14,292,963
69	Plant Removal (By Utility Departments)			
70	Electric Plant	696,216	262,383	958,599
71	Gas Plant			
72	Other (provide details in footnote):			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	696,216	262,383	958,599
74	Other Accounts (Specify, provide details in footnote):			
75	Accounts Receivable (work done for others)	416,783	195,624	612,407
76	Deferred Debits	29,564	3,630	33,194
77	Certain Civil, Political and Related Activities and Other	1,134	93	1,227
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	447,481	199,347	646,828
96	TOTAL SALARIES AND WAGES	46,035,270	13,653,083	59,688,353

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	16,480,531
4	Nuclear	
5	Hydro-Conventional	71,001
6	Hydro-Pumped Storage	
7	Other	89,177
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	16,640,709
10	Purchases	7,688,620
11	Power Exchanges:	
12	Received	17,608
13	Delivered	
14	Net Exchanges (Line 12 minus line 13)	17,608
15	Transmission For Other (Wheeling)	
16	Received	2,393,839
17	Delivered	2,397,890
18	Net Transmission for Other (Line 16 minus line 17)	-4,051
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	24,342,886

Line No.	Item (a)	MegaWatt Hours (b)
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	17,593,563
23	Requirements Sales for Resale (See instruction 4, page 311.)	1,902,552
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	3,688,518
25	Energy Furnished Without Charge	53
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	29,805
27	Total Energy Losses	1,128,395
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	24,342,886

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	2,633,941	441,865	3,944	27	9:00 AM
30	February	2,130,254	284,187	3,413	5	8:00 AM
31	March	2,061,618	373,508	3,204	3	8:00 AM
32	April	1,906,865	381,923	2,746	9	11:00 AM
33	May	1,761,942	129,386	2,824	9	2:00 PM
34	June	1,932,801	252,415	3,380	25	4:00 PM
35	July	1,719,329	262,762	3,649	8	4:00 PM
36	August	2,207,715	235,902	3,810	27	3:00 PM
37	September	1,962,053	346,662	3,173	10	4:00 PM
38	October	1,902,086	346,805	2,622	3	8:00 AM
39	November	1,813,562	242,328	3,126	25	7:00 PM
40	December	2,310,720	390,775	3,306	17	7:00 PM
41	TOTAL	24,342,886	3,688,518			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 38) and average cost per unit of fuel burned (Line 41) must be consistent with charges to expense accounts 501 and 547 (Line 42) as show on Line 20. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *TYRONE* (b)			Plant Name: *GREEN RIVER* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear			STEAM			STEAM
2	Type of Constr (Conventional, Outdoor, Boiler, etc)			CONVENTIONAL			CONVENTIONAL
3	Year Originally Constructed			1947			1950
4	Year Last Unit was Installed			1971			1959
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)			137.50			263.63
6	Net Peak Demand on Plant - MW (60 minutes)			0			0
7	Plant Hours Connected to Load			5418			7296
8	Net Continuous Plant Capability (Megawatts)			0			0
9	When Not Limited by Condenser Water			129			212
10	When Limited by Condenser Water			0			0
11	Average Number of Employees			25			63
12	Net Generation, Exclusive of Plant Use - KWh			261127000			668685000
13	Cost of Plant: Land and Land Rights			53142			31036
14	Structures and Improvements			5963043			10753206
15	Equipment Costs			19468453			61657936
16	Asset Retirement Costs			108101			965330
17	Total Cost			25592739			73407508
18	Cost per KW of Installed Capacity (line 17/5) Including			186.1290			278.4490
19	Production Expenses: Oper, Supv, & Engr			309937			170324
20	Fuel			5277893			11737510
21	Coolants and Water (Nuclear Plants Only)			0			0
22	Steam Expenses			510146			1466546
23	Steam From Other Sources			0			0
24	Steam Transferred (Cr)			0			0
25	Electric Expenses			254742			1029155
26	Misc Steam (or Nuclear) Power Expenses			178340			714500
27	Rents			0			0
28	Allowances			1431			8509
29	Maintenance Supervision and Engineering			269970			694153
30	Maintenance of Structures			301412			358469
31	Maintenance of Boiler (or reactor) Plant			607406			1784468
32	Maintenance of Electric Plant			1031538			2375207
33	Maintenance of Misc Steam (or Nuclear) Plant			39961			129784
34	Total Production Expenses			8782776			20468625
35	Expenses per Net KWh			0.0336			0.0306
36	Fuel: Kind (Coal, Gas, Oil, or Nuclear)		COAL			COAL	
37	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)		Tons			Tons	
38	Quantity (Units) of Fuel Burned	0	138927	0	0	353338	0
39	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	0	12399	0	0	12009	0
40	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	36.407	0.000	0.000	32.121	0.000
41	Average Cost of Fuel per Unit Burned	0.000	35.018	0.000	0.000	31.200	0.000
42	Average Cost of Fuel Burned per Million BTU	0.000	1.519	0.000	0.000	1.375	0.000
43	Average Cost of Fuel Burned per KWh Net Gen	0.000	0.019	0.000	0.000	0.017	0.000
44	Average BTU per KWh Net Generation	0.000	13303.000	0.000	0.000	12765.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 25 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 32, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *EW BROWN* (d)	Plant Name: *GHENT* (e)	Plant Name: *HAEFLING* (f)	Line No.
STEAM	STEAM	GAS TURBINE	1
CONVENTIONAL	CONVENTIONAL	FULL OUTDOOR	2
1957	1973	1970	3
1971	1984	1970	4
739.53	2226.00	62.10	5
0	0	0	6
8005	7424	0	7
0	0	0	8
701	1966	36	9
0	0	0	10
121	189	0	11
4097514000	11453205000	-472000	12
677060	9666721	0	13
17813132	121179425	434853	14
181858209	836340764	4861147	15
3063030	4396910	0	16
203411431	971583820	5296000	17
275.0550	436.4707	85.2818	18
626601	1054944	0	19
59621932	179335289	2345	20
0	0	0	21
2044153	3984072	0	22
0	0	0	23
0	0	0	24
1084390	2429564	0	25
1160682	2509137	1876	26
0	0	0	27
29461	24436	0	28
1442924	2075913	0	29
1134752	1876784	0	30
3819859	11597171	0	31
75255	3959135	6711	32
286521	360234	0	33
71326530	209206679	10932	34
0.0174	0.0183	-0.0232	35

(d)	(d)	(d)	(e)	(e)	(e)	(f)	(f)	(f)	Line No.
	COAL			COAL		GAS		OIL	36
	Tons			Tons		Mcf		Barrels	37
0	1714314	0	0	5227146	0	0	0	0	38
0	12445	0	0	11353	0	0	0	0	39
0.000	34.632	0.000	0.000	34.623	0.000	0.000	0.000	0.000	40
0.000	33.933	0.000	0.000	33.685	0.000	0.000	0.000	0.000	41
0.000	1.396	0.000	0.000	1.508	0.000	0.000	0.000	0.000	42
0.000	0.014	0.000	0.000	0.015	0.000	0.000	0.000	0.000	43
0.000	10423.000	0.000	0.000	10381.000	0.000	0.000	0.000	0.000	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 38) and average cost per unit of fuel burned (Line 41) must be consistent with charges to expense accounts 501 and 547 (Line 42) as show on Line 20. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *BROWN CT* (b)	Plant Name: *PADDY'S RUN 13 CT* (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	GAS TURBINE	GAS TURBINE
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	CONVENTIONAL	CONVENTIONAL
3	Year Originally Constructed	1994	2001
4	Year Last Unit was Installed	2001	2001
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	861.00	84.00
6	Net Peak Demand on Plant - MW (60 minutes)	0	0
7	Plant Hours Connected to Load	570	233
8	Net Continuous Plant Capability (Megawatts)	0	0
9	When Not Limited by Condenser Water	773	74
10	When Limited by Condenser Water	0	0
11	Average Number of Employees	0	0
12	Net Generation, Exclusive of Plant Use - KWh	29001000	14210000
13	Cost of Plant: Land and Land Rights	275012	0
14	Structures and Improvements	11696681	1910328
15	Equipment Costs	226560406	28062777
16	Asset Retirement Costs	70990	0
17	Total Cost	238603089	29973105
18	Cost per KW of Installed Capacity (line 17/5) Including	277.1232	356.8227
19	Production Expenses: Oper, Supv, & Engr	187693	0
20	Fuel	4206505	859993
21	Coolants and Water (Nuclear Plants Only)	0	0
22	Steam Expenses	0	0
23	Steam From Other Sources	0	0
24	Steam Transferred (Cr)	0	0
25	Electric Expenses	5547	0
26	Misc Steam (or Nuclear) Power Expenses	-673396	1826
27	Rents	0	255
28	Allowances	0	0
29	Maintenance Supervision and Engineering	39844	0
30	Maintenance of Structures	-969260	0
31	Maintenance of Boiler (or reactor) Plant	0	0
32	Maintenance of Electric Plant	396444	63016
33	Maintenance of Misc Steam (or Nuclear) Plant	297626	230
34	Total Production Expenses	3491003	925320
35	Expenses per Net KWh	0.1204	0.0651

Line No.	Item (a)	(b)	(b)	(b)	(b)	(c)	(c)
36	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	GAS		OIL		GAS	
37	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Mcf		Barrels		Mcf	
38	Quantity (Units) of Fuel Burned	480395	0	7786	0	146551	0
39	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	1036	0	140000	0	1025	0
40	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	8.205	0.000	33.993	0.000	5.868	0.000
41	Average Cost of Fuel per Unit Burned	8.205	0.000	33.993	0.000	5.868	0.000
42	Average Cost of Fuel Burned per Million BTU	7.920	0.000	5.781	0.000	5.725	0.000
43	Average Cost of Fuel Burned per KWh Net Gen	0.148	0.000	0.110	0.000	0.061	0.000
44	Average BTU per KWh Net Generation	18717.000	0.000	18996.000	0.000	10571.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 25 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 32, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: *TRIMBLE COUNTY CT* (d)			Plant Name: *KU PARK/PINEVILLE* (e)			Plant Name: (f)			Line No.
		GAS TURBINE			STEAM				1
		CONVENTIONAL			CONVENTIONAL				2
		2002			1923				3
		2002			1951				4
		332.00			37.50			0.00	5
		0			0			0	6
		586			0			0	7
		0			0			0	8
		220			0			0	9
		0			0			0	10
		0			0			0	11
		46438000			0			0	12
		0			47604			0	13
		7130571			0			0	14
		75414100			226833			0	15
		0			0			0	16
		82544671			274437			0	17
		248.6285			7.3183			0.0000	18
		0			0			0	19
		4893271			0			0	20
		0			0			0	21
		0			0			0	22
		0			0			0	23
		0			0			0	24
		167055			0			0	25
		2531			0			0	26
		0			0			0	27
		0			0			0	28
		0			0			0	29
		0			0			0	30
		0			0			0	31
		780			0			0	32
		0			0			0	33
		5063637			0			0	34
		0.1090			0.0000			0.0000	35
	GAS			COAL					36
	Mcf			TONS					37
0	557599	0	0	0	0	0	0	0	38
0	1025	0	0	0	0	0	0	0	39
0.000	8.776	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.000	8.776	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.000	8.562	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
0.000	0.105	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43
0.000	12308.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	44

Blank Page

Name of Respondent Kentucky Utilities Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 402.1 Line No.: 2 Column: e

Plant retired December 2002.

Schedule Page: 402.1 Line No.: 5 Column: b

The figure for the Name Plate Rating for Brown CT represents a 47% ownership of unit #5 a 123 MW unit and 62% ownership of units #6 and #7 each being a 170 MW unit.

Schedule Page: 402.1 Line No.: 5 Column: c

The figure for the Name Plate Rating for Paddy's Run 13 CT represents 47% ownership for Kentucky Utilities Company. Total Name Plate Rating for the unit is 178 MW.

Schedule Page: 402.1 Line No.: 5 Column: d

The figure for the Name Plate Rating for Trimble County CT represents 71% ownership of Units #5 and #6 each being 234 MW units.

Schedule Page: 402.1 Line No.: 11 Column: b

Employees at the Brown Plant include those assigned to the steam plant and the Brown CT site.

Schedule Page: 402.1 Line No.: 11 Column: c

There are no production employees at Paddy's Run assigned just to the CT's.

Schedule Page: 402.1 Line No.: 11 Column: d

There are no production/operation employees at Trimble County assigned solely to the CT portion of the plant.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Large plants are hydro plants of 10,000 Kw or more of installed capacity (name plate ratings)
2. If any plant is leased, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. If licensed project, give project number.
3. If net peak demand for 60 minutes is not available, give that which is available specifying period.
4. If a group of employees attends more than one generating plant, report on line 11 the approximate average number of employees assignable to each plant.

Line No.	Item (a)	FERC Licensed Project No. 0 Plant Name: DIX DAM (b)	FERC Licensed Project No. 0 Plant Name: (c)
1	Kind of Plant (Run-of-River or Storage)	STORAGE	
2	Plant Construction type (Conventional or Outdoor)	CONVENTIONAL	
3	Year Originally Constructed	1923	
4	Year Last Unit was Installed	1924	
5	Total installed cap (Gen name plate Rating in MW)	28	0
6	Net Peak Demand on Plant-Megawatts (60 minutes)	0	0
7	Plant Hours Connect to Load	4,436	0
8	Net Plant Capability (in megawatts)		
9	(a) Under Most Favorable Oper Conditions	24	0
10	(b) Under the Most Adverse Oper Conditions	0	0
11	Average Number of Employees	20	0
12	Net Generation, Exclusive of Plant Use - Kwh	71,014,000	0
13	Cost of Plant		
14	Land and Land Rights	892,791	0
15	Structures and Improvements	497,428	0
16	Reservoirs, Dams, and Waterways	8,278,598	0
17	Equipment Costs	1,052,249	0
18	Roads, Railroads, and Bridges	48,146	0
19	Asset Retirement Costs	0	0
20	TOTAL cost (Total of 14 thru 19)	10,769,212	0
21	Cost per KW of Installed Capacity (line 20 / 5)	381.2110	0.0000
22	Production Expenses		
23	Operation Supervision and Engineering	5,799	0
24	Water for Power	0	0
25	Hydraulic Expenses	0	0
26	Electric Expenses	2,551	0
27	Misc Hydraulic Power Generation Expenses	9,925	0
28	Rents	0	0
29	Maintenance Supervision and Engineering	83,906	0
30	Maintenance of Structures	122,368	0
31	Maintenance of Reservoirs, Dams, and Waterways	0	0
32	Maintenance of Electric Plant	53,236	0
33	Maintenance of Misc Hydraulic Plant	15,981	0
34	Total Production Expenses (total 23 thru 33)	293,766	0
35	Expenses per net KWh	0.0041	0.0000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants) (Continued)

5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power, System control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."
6. Report as a separate plant any plant equipped with combinations of steam, hydro, internal combustion engine, or gas turbine equipment.

FERC Licensed Project No. 0 Plant Name: (d)	FERC Licensed Project No. 0 Plant Name: (e)	FERC Licensed Project No. 0 Plant Name: (f)	Line No.
			1
			2
			3
			4
0	0	0	5
0	0	0	6
0	0	0	7
			8
0	0	0	9
0	0	0	10
0	0	0	11
0	0	0	12
			13
0	0	0	14
0	0	0	15
0	0	0	16
0	0	0	17
0	0	0	18
0	0	0	19
0	0	0	20
0.0000	0.0000	0.0000	21
			22
0	0	0	23
0	0	0	24
0	0	0	25
0	0	0	26
0	0	0	27
0	0	0	28
0	0	0	29
0	0	0	30
0	0	0	31
0	0	0	32
0	0	0	33
0	0	0	34
0.0000	0.0000	0.0000	35

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GENERATING PLANT STATISTICS (Small Plants)

1. Small generating plants are steam plants of, less than 25,000 Kw; internal combustion and gas turbine-plants, conventional hydro plants and pumped storage plants of less than 10,000 Kw installed capacity (name plate rating). 2. Designate any plant leased from others, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, and give a concise statement of the facts in a footnote. If licensed project, give project number in footnote.

Line No.	Name of Plant (a)	Year Orig. Const. (b)	Installed Capacity Name Plate Rating (In MW) (c)	Net Peak Demand MW (60 min.) (d)	Net Generation Excluding Plant Use (e)	Cost of Plant (f)
1	USG LOCK #7 PROJECT 539	1927	2.04		-13,000	853,508
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GENERATING PLANT STATISTICS (Small Plants) (Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, Page 403. 4. If net peak demand for 60 minutes is not available, give the which is available, specifying period. 5. If any plant is equipped with combinations of steam, hydro internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost (Incl Asset Retire. Costs) Per MW (g)	Operation Exc'l. Fuel (h)	Production Expenses Fuel (i)	Production Expenses Maintenance (j)	Kind of Fuel (k)	Fuel Costs (in cents (per Million Btu) (l)	Line No.
	1,552		13,264			1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
						45
						46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Pocket	Pineville	500.00	500.00	ST	35.48		
2	Pocket	Phipps Bend	500.00	500.00	ST	21.39		
3								
4	Ghent	Brown	138.00	138.00	ST	90.47		
5	Ghent	Batesville	345.00	345.00	ST	4.18		
6	Brown North	K.U. Park	345.00	345.00	ST	102.47		2
7	Brown	Elmer Smith	345.00	345.00	HF & ST	135.31		
8								
9	Green River	AEC Bus	161.00	161.00	HF, ST & WP	181.29		
10	Elihu	Dorchester	161.00	161.00	HF & ST	86.06		
11	Lake Reba	Dorchester	161.00	161.00	HF & ST	99.15		1
12	K.U. Park	Harlan	161.00	161.00	HF & WP	48.34		
13	Pineville 149	Pineville 192	161.00	161.00	HF	0.12		1
14	Green River	Morganfield	161.00	161.00	HF & WP	55.38		
15	E. Ky. Power	Taylor County	161.00	161.00	SP	3.97		1
16	Imboden	Harlan	161.00	161.00	HF, SP, ST,	43.82		
17								
18	Brown	Green River	138.00	138.00	HF, SP, ST,	169.18		
19	Kenton	Rodburn	138.00	138.00	HF	45.74		1
20	Green River	Brown North	138.00	138.00	HF & ST	166.58		
21	Fawkes	Rodburn	138.00	138.00	HF, ST & WP	64.52		1
22	Clifty Creek	Carrollton	138.00	138.00	HF, SP, ST,	144.62		
23	Brown Plant	Lake Reba	138.00	138.00	HF	28.60		1
24	Brown Plant	Haefling	138.00	138.00	SP, ST & WP	29.32		
25	Ghent	Brown North	345.00	345.00	ST	113.87		
26	Ghent	Kenton Station	138.00	138.00	HF & WF	72.78		1
27	Ghent	Adams	138.00	138.00	HF, SP & ST	56.77		
28	Hardin County	Rodgersville	138.00	138.00	HF	10.24		1
29								
30	69 KV Lines		69.00	69.00	Various	2,215.40		
31	34 KV Lines		34.00	34.00	HF, SP & WP	208.23		
32								
33								
34								
35	Exp. Applicable to All Lns							
36					TOTAL	4,233.28		10

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
954 mcm	1,385,561	15,452,581	16,838,142					1
954 mcm	280,371	7,941,279	8,221,650					2
								3
954 mcm	419,701	5,830,853	6,250,554					4
954 mcm	437,159	4,797,261	5,234,420					5
954 mcm	1,111,580	21,482,963	22,594,543					6
954 mcm	1,615,764	16,938,569	18,554,333					7
								8
556 mcm	1,283,902	10,415,298	11,699,200					9
556 mcm	270,147	3,951,723	4,221,870					10
556 mcm	559,988	3,796,753	4,356,741					11
795 mcm	300,849	5,777,756	6,078,605					12
954 mcm		14,306	14,306					13
556 mcm	268,660	1,470,998	1,739,658					14
556 mcm	261,988	307,188	569,176					15
795 mcm	84,143	3,156,906	3,241,049					16
								17
556 mcm	381,153	6,378,307	6,759,460					18
397 mcm	98,119	1,242,693	1,340,812					19
795 mcm	732,412	6,037,332	6,769,744					20
556 mcm	579,168	1,982,302	2,561,470					21
795 mcm	824,816	7,586,529	8,411,345					22
556 mcm	80,240	764,087	844,327					23
795 mcm	191,989	4,029,429	4,221,418					24
795 mcm	2,495,681	16,982,353	19,478,034					25
795 mcm	446,858	2,793,800	3,240,658					26
795 mcm	245,501	5,133,087	5,378,588					27
795 mcm	245,093	919,472	1,164,565					28
								29
Various	8,196,602	109,117,306	117,313,908					30
Various	482,597	7,479,840	7,962,437					31
								32
								33
								34
				309,827	3,345,631	67,899	3,723,357	35
	23,280,042	271,780,971	295,061,013	309,827	3,345,631	67,899	3,723,357	36

Blank Page

Name of Respondent Kentucky Utilities Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 422 Line No.: 1 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 2 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 4 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 5 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 7 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 9 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 10 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 12 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 14 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 16 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 18 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 20 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 22 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 24 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 25 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 27 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 30 Column: h
Contains both single and double circuitry.

Schedule Page: 422 Line No.: 31 Column: h
Contains both single and double circuitry.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	A. O. Smith- Mt. Sterling	Distr.	69.00	12.00	
2	Aisin 12K	Distr.	69.00	12.00	
3	Alexander- Versailles	Distr.	69.00	12.00	
4	American- Lexington	Distr.	69.00	4.00	
5	Ashland Ave.-Lexington	Distr.	69.00	4.00	
6	Ashland Ave.-Lexington	Distr.	69.00	4.00	
7	Ashland Pipe-Lexington	Distr.	69.00	12.00	
8	Augusta 12KV	Distr.	69.00	12.00	
9	Bardstown City	Distr.	69.00	12.00	
10	Bardstown Ind.	Distr.	69.00	12.00	
11	Beaver Dam North- Beaver Dam	Distr.	69.00	12.00	
12	Beaver Dam- Beaver Dam	Distr.	69.00	12.00	
13	Belt Line- Lexington	Distr.	69.00	12.00	
14	Big Stone Gap-Big Stone Gap	Distr.	69.00	12.00	
15	Bond-Coeburn	Distr.	69.00	12.00	
16	Bond-Coeburn	Distr.	69.00	12.00	
17	Boone Ave- Winchester	Distr.	69.00	12.00	
18	Borg Warner- Earlington	Distr.	69.00	12.00	
19	Boston-Elizabethtown	Distr.	69.00	12.00	
20	Bryant Road	Distr.	69.00	12.00	
21	Bryant Road - Lexington	Distr.	69.00	12.00	
22	Buchanan-Lexington	Distr.	69.00	4.00	
23	Buena Vista	Distr.	69.00	12.00	
24	Burnside-Somerset	Distr.	69.00	12.00	
25	Camargo 12KV 2	Distr.	69.00	12.00	
26	Camargo-Mt. Sterling	Distr.	69.00	12.00	
27	Campbellsville 1-2- Campellsville	Distr.	69.00	12.00	
28	Campbellsville-Campbellsville	Distr.	69.00	12.00	
29	Carntown-Augusta	Distr.	69.00	12.00	
30	Caron-London	Distr.	69.00	12.00	
31	Carrollton-Carrollton	Distr.	69.00	12.00	
32	Cawood-Harlan	Distr.	69.00	12.00	
33	Clays Mills-Lexington	Distr.	138.00	12.00	
34	Clinch Valley-Norton	Distr.	69.00	12.00	
35	Columbia South 12KV	Distr.	69.00	12.00	
36	Columbia-Columbia	Distr.	69.00	12.00	
37	Corbin E. -Corbin	Distr.	69.00	12.00	
38	Corning 12KV 2	Distr.	69.00	12.00	
39	Corning 12KV 3	Distr.	69.00	12.00	
40	Cynthiana South 12KV	Distr.	69.00	12.00	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1		NONE			1
14	1		NONE			2
14	1		NONE			3
14	1		NONE			4
14	1		NONE			5
14	1		NONE			6
14	1		NONE			7
14	1		NONE			8
22	1		NONE			9
22	1		NONE			10
14	1		NONE			11
14	1		NONE			12
22	1		NONE			13
42	3		NONE			14
22	1		NONE			15
22	1		NONE			16
23	1		NONE			17
23	1		NONE			18
14	1		NONE			19
23	1		NONE			20
23	1		NONE			21
14	1		NONE			22
14	1		NONE			23
14	1		NONE			24
14	1		NONE			25
14	1		NONE			26
45	2		NONE			27
23	1		NONE			28
14	1		NONE			29
23	1		NONE			30
14	1		NONE			31
14	1		NONE			32
37	1		NONE			33
23	1		NONE			34
14	1		NONE			35
14	1		NONE			36
37	2		NONE			37
14	1		NONE			38
14	1		NONE			39
14	1		NONE			40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Cynthiana - Cynthiana	Distr.	69.00	12.00	
2	Danville 1- Danville	Distr.	69.00	12.00	
3	Danville East- Danville	Distr.	69.00	12.00	
4	Danville Indust.-Danville	Distr.	69.00	12.00	
5	Danville North- Danville	Distr.	69.00	12.00	
6	Danville West- Danville	Distr.	69.00	12.00	
7	Dark Hollow-Richmond	Distr.	69.00	12.00	
8	Dawson Ind.-Earlington	Distr.	69.00	4.00	
9	Days Branch 12KV	Distr.	69.00	12.00	
10	Dayton Walther-Carrollton	Distr.	138.00	12.00	
11	Delaplain-Georgetown	Distr.	69.00	12.00	
12	Delaplain-Georgetown	Distr.	69.00	14.00	
13	Denham St.-Somerset	Distr.	69.00	12.00	
14	Detroit Harvester-Paris	Distr.	69.00	12.00	
15	Donerail-Lexington	Distr.	69.00	12.00	
16	Dorchester-Norton	Distr.	69.00	12.00	
17	Dow Corning-Carrollton	Distr.	69.00	12.00	
18	Dozier Hts 12KV	Distr.	69.00	12.00	
19	Earlington-Earlington	Distr.	69.00	12.00	
20	East Bernstadt-london	Distr.	69.00	12.00	
21	East Stone Gap-Big Stone Gap	Distr.	69.00	12.00	
22	Eastland-Lexington	Distr.	69.00	12.00	
23	Elizabethtown #2- Elizabethtown	Distr.	69.00	12.00	
24	Elizabethtown #4- Elizabethtown	Distr.	69.00	12.00	
25	Elizabethtown #5- Elizabethtown	Distr.	69.00	12.00	
26	Elizabethtown Ind.- Elizabethtown	Distr.	69.00	12.00	
27	Elizabethtown W.- Elizabethtown	Distr.	69.00	12.00	
28	Eminence-Shelbyville	Distr.	69.00	12.00	
29	Esserville-Norton	Distr.	69.00	12.00	
30	Ewington-Mt. Sterling	Distr.	69.00	12.00	
31	Ferguson South-Somerset	Distr.	69.00	12.00	
32	Florida Tile-Lawrenceburg	Distr.	69.00	12.00	
33	FMC-Lexington	Distr.	69.00	12.00	
34	Forks of Elkhorn- Georgetown	Distr.	35.00	12.00	
35	GE Lamp Works-Lexington	Distr.	69.00	4.00	
36	Georgetown-Georgetown	Distr.	69.00	12.00	
37	Green R St 2 12	Distr.	69.00	12.00	
38	Greensburg-Campellsville	Distr.	69.00	12.00	
39	Greenville 12KV-Muhlenberg	Distr.	69.00	12.00	
40	Greenville North-Muhlenberg	Distr.	69.00	12.00	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
14	1		NONE			1
22	1		NONE			2
23	1		NONE			3
45	2		NONE			4
14	1		NONE			5
23	1		NONE			6
14	1		NONE			7
14	1		NONE			8
14	1		NONE			9
14	1		NONE			10
14	1		NONE			11
23	1		NONE			12
14	1		NONE			13
14	1		NONE			14
14	1		NONE			15
14	1		NONE			16
14	1		NONE			17
14	1		NONE			18
14	1		NONE			19
14	1		NONE			20
14	1		NONE			21
23	1		NONE			22
45	2		NONE			23
23	1		NONE			24
14	1		NONE			25
23	1		NONE			26
23	1		NONE			27
14	1		NONE			28
23	1		NONE			29
28	2		NONE			30
14	1		NONE			31
14	1		NONE			32
23	1		NONE			33
14	1		NONE			34
14	1		NONE			35
14	1		NONE			36
14	1		NONE			37
14	1		NONE			38
14	1		NONE			39
14	1		NONE			40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Haley-Lexington	Distr.	69.00	12.00	
2	Hamblin-Pennington Gap	Distr.	69.00	12.00	
3	Hanson-Earlington	Distr.	69.00	12.00	
4	Harlan Wye-Harlan	Distr.	69.00	12.00	
5	Harlan-Harlan	Distr.	69.00	12.00	
6	Harrodsburg #2-Harrodsburg	Distr.	69.00	12.00	
7	Harrodsburg #3-Harrodsburg	Distr.	69.00	12.00	
8	Harrodsburg North 12	Distr.	69.00	12.00	
9	Haefling-Lexington	Distr.	138.00	12.00	
10	Higby Mill 12KV-Lexington	Distr.	138.00	12.00	
11	Higby Mill 12KV-Lexington	Distr.	69.00	12.00	
12	Highsplint-Harlan	Distr.	69.00	12.00	
13	Hodgenville 12Kv	Distr.	69.00	12.00	
14	Hoover #1-Georgetown	Distr.	69.00	12.00	
15	Hopewell 12KV 2	Distr.	69.00	12.00	
16	Hopewell-Corbin	Distr.	69.00	12.00	
17	Horse Cave 12KV #2	Distr.	69.00	12.00	
18	Horse Cave Ind.-Horse Cave	Distr.	69.00	12.00	
19	Horse Cave-Horse Cave	Distr.	69.00	12.00	
20	Hughes Lane-lexington	Distr.	69.00	12.00	
21	IBM North 12KV	Distr.	138.00	12.00	
22	IBM-Lexington	Distr.	69.00	12.00	
23	Irvine-Richmond	Distr.	69.00	12.00	
24	Joyland-Lexington	Distr.	69.00	12.00	
25	Kawneer-Cynthiana	Distr.	69.00	12.00	
26	Kenton-Maysville	Distr.	69.00	12.00	
27	Kentucky River 4KV	Distr.	69.00	4.00	
28	La Grange E 12KV 2	Distr.	69.00	12.00	
29	LaGrange East- LaGrange	Distr.	69.00	12.00	
30	LaGrange Penal-LaGrange	Distr.	69.00	12.00	
31	Lakeshore-Lexington	Distr.	69.00	12.00	
32	Lansdowne Switch-Lexington	Distr.	69.00	13.00	
33	Lawrenceburg-Lawrenceburg	Distr.	69.00	12.00	
34	Lebanon S.-Lebanon	Distr.	69.00	12.00	
35	Lebanon W.-Lebanon	Distr.	138.00	12.00	
36	Lebanon-Lebanon	Distr.	69.00	12.00	
37	Leitchfield East-Leitchfield	Distr.	69.00	12.00	
38	Leitchfield-Leitchfield	Distr.	69.00	12.00	
39	Lemons Mill-Georgetown	Distr.	69.00	12.00	
40	Lexington 4KV 2	Distr.	69.00	4.00	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1		NONE			1
14	1		NONE			2
14	2		NONE			3
14	1		NONE			4
14	1		NONE			5
14	1		NONE			6
14	1		NONE			7
14	1		NONE			8
39	1		NONE			9
37	1		NONE			10
23	1		NONE			11
14	1		NONE			12
14	1		NONE			13
14	1		NONE			14
14	1		NONE			15
14	1		NONE			16
14	1		NONE			17
23	2		NONE			18
14	1		NONE			19
14	1		NONE			20
34	1		NONE			21
75	2		NONE			22
14	1		NONE			23
37	2		NONE			24
14	1		NONE			25
28	2		NONE			26
13	1		NONE			27
13	1		NONE			28
20	1		NONE			29
20	1		NONE			30
33	1		NONE			31
66	2		NONE			32
40	2		NONE			33
13	1		NONE			34
13	1		NONE			35
13	1		NONE			36
14	1		NONE			37
13	1		NONE			38
28	2		NONE			39
14	1		NONE			40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Lexington Pl.-Lexington	Distr.	69.00	4.00	
2	Lexington Water Co.-Lexington	Distr.	69.00	12.00	
3	Liberty Rd.-Lexington	Distr.	69.00	12.00	
4	Liberty-Liberty	Distr.	69.00	12.00	
5	London 2 12KV	Distr.	69.00	12.00	
6	London-London	Distr.	69.00	12.00	
7	Louden Ave-Lexington	Distr.	138.00	12.00	
8	Madisonville E 12KV	Distr.	69.00	12.00	
9	Madisonville GE 12KV	Distr.	69.00	12.00	
10	Madisonville HP 12KV	Distr.	69.00	12.00	
11	Madisonville NO 4KV	Distr.	69.00	4.00	
12	Madisonville W 12KV	Distr.	69.00	12.00	
13	Manchester S.-Manchester	Distr.	69.00	12.00	
14	Marion So.-Marion	Distr.	69.00	12.00	
15	Maysville Mid-Maysville	Distr.	69.00	4.00	
16	McCoy Ave 12KV	Distr.	69.00	12.00	
17	McKee Road 12KV	Distr.	69.00	12.00	
18	Meldrum-Middlesboro	Distr.	69.00	12.00	
19	Metal & Thermit-Carrollton	Distr.	69.00	12.00	
20	Middlesboro 2-Middlesboro	Distr.	69.00	12.00	
21	Middlesboro East-Middlesboro	Distr.	69.00	12.00	
22	Middlesboro-Middlesboro	Distr.	69.00	12.00	
23	Midway-Versilles	Distr.	138.00	12.00	
24	Minor Farm 12KV	Distr.	69.00	12.00	
25	Morehead-Morehead	Distr.	69.00	12.00	
26	Morganfield Ind.-Morganfield	Distr.	69.00	12.00	
27	Mt. Sterling-Mt. Sterling	Distr.	69.00	12.00	
28	Mt. Vernon-Mt. Vernon	Distr.	69.00	12.00	
29	Muhlenberg Prison-Muhlenberg	Distr.	69.00	12.00	
30	Norton East-Norton	Distr.	69.00	12.00	
31	Okonite-Richmond	Distr.	69.00	12.00	
32	Owingsville 12KV	Distr.	69.00	12.00	
33	Oxford-Georgetown	Distr.	69.00	12.00	
34	Paris-Paris	Distr.	69.00	12.00	
35	Parker Seal-Winchester	Distr.	69.00	12.00	
36	Parkers Mill 12KV 2	Distr.	69.00	12.00	
37	Parkers Mill-Lexington	Distr.	69.00	12.00	
38	Pepper Pike-Georgetown	Distr.	35.00	12.00	
39	Picadome-Lexington	Distr.	69.00	12.00	
40	Pineville 12KV 2	Distr.	69.00	12.00	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1		NONE			1
45	2		NONE			2
37	1		NONE			3
14	1		NONE			4
23	1		NONE			5
23	1		NONE			6
37	1		NONE			7
14	1		NONE			8
23	1		NONE			9
14	1		NONE			10
14	1		NONE			11
23	1		NONE			12
14	1		NONE			13
14	1		NONE			14
14	1		NONE			15
14	1		NONE			16
14	1		NONE			17
14	1		NONE			18
14	1		NONE			19
28	2		NONE			20
14	1		NONE			21
14	1		NONE			22
14	1		NONE			23
14	1		NONE			24
14	1		NONE			25
14	1		NONE			26
14	1		NONE			27
14	1		NONE			28
14	1		NONE			29
14	1		NONE			30
14	1		NONE			31
14	1		NONE			32
14	1		NONE			33
14	1		NONE			34
23	1		NONE			35
22	1		NONE			36
23	1		NONE			37
14	1		NONE			38
23	1		NONE			39
14	1		NONE			40

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Pineville-Pineville	Distr.	69.00	12.00	
2	Poor Valley-Pennington Gap	Distr.	69.00	12.00	
3	Portable Sub 2	Distr.	69.00	12.00	
4	Portable Sub 3	Distr.	138.00	13.00	
5	Powderly-Muhlenberg	Distr.	69.00	12.00	
6	Proctor/Gamble 4KV	Distr.	69.00	4.00	
7	Race Street-Lexington	Distr.	69.00	12.00	
8	Radcliff-Radcliff	Distr.	69.00	12.00	
9	Reynolds-Lexington	Distr.	138.00	12.00	
10	Richmond 12KV	Distr.	69.00	12.00	
11	Richmond 12KV 2	Distr.	69.00	12.00	
12	Richmond 3 12KV (EKU)	Distr.	69.00	12.00	
13	Richmond 3 4KV (EKU)	Distr.	69.00	4.00	
14	Richmond E.-Richmond	Distr.	69.00	12.00	
15	Richmond Ind._Richmond	Distr.	69.00	12.00	
16	Richmond S.-Richmond	Distr.	69.00	12.00	
17	Rockwell-Winchester	Distr.	69.00	12.00	
18	Rogersville-Radcliff	Distr.	69.00	12.00	
19	Shannon Run 12KV	Distr.	69.00	12.00	
20	Sharon-Augusta	Distr.	69.00	12.00	
21	Shavers Chap 12KV	Distr.	69.00	12.00	
22	Shelbyville 12KV-Shelbyville	Distr.	69.00	12.00	
23	Shelbyville E.-Shelbyville	Distr.	69.00	12.00	
24	Shelbyville S 12 2	Distr.	69.00	12.00	
25	Shelbyville S.-Shelbyville	Distr.	69.00	12.00	
26	Somerset #2-Somerset	Distr.	69.00	4.00	
27	Somerset #3-Somerset	Distr.	69.00	12.00	
28	Somerset S.-Somerset	Distr.	69.00	12.00	
29	Springfield-Campellsville	Distr.	69.00	12.00	
30	St. Paul-St. Paul	Distr.	69.00	12.00	
31	Stanford North 12KV	Distr.	69.00	12.00	
32	Stanford-Stanford	Distr.	69.00	12.00	
33	Stonewall-Lexington	Distr.	69.00	12.00	
34	Sylvania-Winchester	Distr.	69.00	12.00	
35	Toyota North 12KV 1	Distr.	138.00	13.00	
36	Toyota North 12KV 2	Distr.	138.00	13.00	
37	Toyota North 12KV 3	Distr.	138.00	13.00	
38	Toyota South-Georgetown	Distr.	138.00	13.00	
39	Trafton Ave.-Lexington	Distr.	69.00	4.00	
40	Trafton Ave.-Lexington	Distr.	69.00	12.00	

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1		NONE			1
14	1		NONE			2
15	1		NONE			3
30	1		NONE			4
14	1		NONE			5
14	1		NONE			6
14	1		NONE			7
23	1		NONE			8
77	2		NONE			9
22	1		NONE			10
22	1		NONE			11
14	1		NONE			12
14	1		NONE			13
23	1		NONE			14
23	1		NONE			15
23	1		NONE			16
23	1		NONE			17
23	1		NONE			18
14	1		NONE			19
14	1		NONE			20
14	1		NONE			21
23	1		NONE			22
23	1		NONE			23
22	1		NONE			24
14	1		NONE			25
14	1		NONE			26
14	1		NONE			27
14	1		NONE			28
14	1		NONE			29
45	2		NONE			30
14	1		NONE			31
14	1		NONE			32
37	1		NONE			33
23	1		NONE			34
28	1		NONE			35
28	1		NONE			36
28	1		NONE			37
84	3		NONE			38
14	1		NONE			39
14	1		NONE			40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	UK Medical center-Lexington	Distr.	69.00	12.00	
2	UK Scott 12KV	Distr.	69.00	12.00	
3	Union Underwear-Russell Springs	Distr.	69.00	12.00	
4	Vaksdahl Avenue 12KV	Distr.	69.00	12.00	
5	Verda-Harlan	Distr.	69.00	12.00	
6	Versailles Bypass-Versailles	Distr.	69.00	12.00	
7	Versailles West-Versailles	Distr.	69.00	12.00	
8	Viley Road-Lexington	Distr.	138.00	12.00	
9	Vine St.-Lexington	Distr.	69.00	12.00	
10	Waitsboro-Somerset	Distr.	69.00	12.00	
11	Warsaw East-Owenton	Distr.	69.00	12.00	
12	West Hickman-Lexington	Distr.	69.00	12.00	
13	West High St.-lexington	Distr.	69.00	12.00	
14	Westvaco 13.8KV	Distr.	69.00	14.00	
15	Winchester Ind.-Winchester	Distr.	69.00	12.00	
16	Wickliffe 13.8KV	Distr.	69.00	14.00	
17	Williamsburg S.-Williamsburg	Distr.	69.00	12.00	
18	Wilmore-Versailles	Distr.	69.00	12.00	
19	Wilson Downing-Lexington	Distr.	69.00	12.00	
20	Wise-Norton	Distr.	69.00	12.00	
21	Adams-Georgetown	Trans.	138.00	69.00	13.00
22	Alcalde-Somerset	Trans.	345.00	161.00	13.00
23	American Ave.-Lexington	Trans.	138.00	69.00	13.00
24	Arnold-Cumberland	Trans.	161.00	69.00	13.00
25	Artemus-Pineville	Trans.	161.00	69.00	13.00
26	Bardstown-Campellsville	Trans.	138.00	69.00	13.00
27	Beattyville-Richmond	Trans.	161.00	69.00	13.00
28	Bonnieville-Horse Cave	Trans.	138.00	69.00	13.00
29	Boonesboro N.-Winchester	Trans.	138.00	69.00	13.00
30	Brown North-Harrodsburg	Trans.	345.00	138.00	13.00
31	Carntown-Augusta	Trans.	138.00	69.00	13.00
32	Carrollton-Carrollton	Trans.	138.00	69.00	13.00
33	Clark Co.-Winchester	Trans.	138.00	69.00	13.00
34	Corydon-Henderson	Trans.	161.00	69.00	13.00
35	Crittendon Co.-Marion	Trans.	161.00	69.00	13.00
36	Danville North-Danville	Trans.	138.00	69.00	13.00
37	Dorchester-Norton	Trans.	161.00	69.00	13.00
38	Earlington No.-Earlington	Trans.	161.00	69.00	13.00
39	Elihu-Somerset	Trans.	161.00	69.00	13.00
40	Elizabethtown-Elizabethtown	Trans.	138.00	69.00	13.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
65	2		NONE			1
37	1		NONE			2
14	1		NONE			3
14	1		NONE			4
14	1		NONE			5
23	1		NONE			6
23	1		NONE			7
39	1		NONE			8
14	1		NONE			9
14	1		NONE			10
14	1		NONE			11
23	1		NONE			12
28	2		NONE			13
67	1		NONE			14
23	1		NONE			15
14	1		NONE			16
14	1		NONE			17
14	1		NONE			18
45	2		NONE			19
23	1		NONE			20
94	1		NONE			21
448	1		NONE			22
150	1		NONE			23
94	1		NONE			24
56	1		NONE			25
94	1		NONE			26
56	1		NONE			27
34	1		NONE			28
150	1		NONE			29
448	1		NONE			30
50	1		NONE			31
187	2		NONE			32
94	1		NONE			33
112	1		NONE			34
112	1		NONE			35
112	1		NONE			36
187	2		NONE			37
224	1		NONE			38
187	2		NONE			39
149	1		NONE			40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Farley-Corbin	Trans.	161.00	69.00	13.00
2	Farmers-Morehead	Trans.	80.00	40.00	13.00
3	Fawkes-Richmond	Trans.	138.00	69.00	13.00
4	Frankfort East-Frankfort	Trans.	138.00	69.00	13.00
5	Ghent Plant-Carrollton	Trans.	345.00	138.00	
6	Ghent Plant-Carrollton	Trans.	345.00	138.00	25.00
7	Grahamville-Barlow	Trans.	161.00	69.00	13.00
8	Green River P-Greenville	Trans.	138.00	69.00	13.00
9	Green River P-Greenville	Trans.	154.00	138.00	13.00
10	Green River P-Greenville	Trans.	161.00	138.00	13.00
11	Green River Steel-Greenville	Trans.	138.00	69.00	13.00
12	Haefling-Lexington	Trans.	138.00	69.00	13.00
13	Hardin Co-Elizabethtown	Trans.	138.00	69.00	13.00
14	Hardin Co-Elizabethtown	Trans.	345.00	138.00	13.00
15	Harlan Wye-Harlan	Trans.	161.00	69.00	13.00
16	Higby Mill-Lexington	Trans.	138.00	69.00	13.00
17	Imboden-Big Stone Gap	Trans.	161.00	69.00	13.00
18	Kenton-Maysville	Trans.	138.00	69.00	13.00
19	Kenton-Maysville	Trans.	132.00	69.00	13.00
20	Lake Reba Tap-Richmond	Trans.	161.00	138.00	66.00
21	Lake Reba-Richmond	Trans.	138.00	69.00	13.00
22	Lansdowne	Trans.	138.00	69.00	13.00
23	Lebanon-Lebanon	Trans.	80.00	40.00	13.00
24	Leitchfield-Leitchfield	Trans.	138.00	69.00	13.00
25	Lock 7	Trans.(G)	35.00	2.00	
26	Loudon Avenue-Lexington	Trans.	138.00	69.00	13.00
27	Morganfield-Morganfield	Trans.	161.00	69.00	13.00
28	Ohio County-Beaver Dam	Trans.	138.00	69.00	13.00
29	Pineville-Pineville	Trans.	345.00	161.00	13.00
30	Pineville-Pineville	Trans.	500.00	345.00	35.00
31	Pineville-Pineville	Trans.	161.00	69.00	13.00
32	Pisgah-Lexington	Trans.	138.00	69.00	13.00
33	Pittsburg-London	Trans.	161.00	69.00	13.00
34	Pocket -Pennington Gap	Trans.	161.00	69.00	13.00
35	Pocket North-Pennington Gap	Trans.	500.00	161.00	
36	River Queen-Muhlenberg	Trans.	161.00	69.00	13.00
37	Rodburn-Morehead	Trans.	138.00	69.00	13.00
38	Rogersville SW.-Radcliff	Trans.	138.00	69.00	13.00
39	Scott Co.	Trans.	138.00	69.00	13.00
40	South Paducah	Trans.	161.00	69.00	13.00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
149	1		NONE			1
40	3		NONE			2
149	1		NONE			3
224	2		NONE			4
450	1		NONE			5
448	1		NONE			6
93	1		NONE			7
261	2		NONE			8
200	2		NONE			9
112	1		NONE			10
93	1		NONE			11
149	1		NONE			12
149	1		NONE			13
448	1		NONE			14
112	1		NONE			15
224	2		NONE			16
149	1		NONE			17
112	2		NONE			18
33	1		NONE			19
200	1		NONE			20
149	1		NONE			21
112	1		NONE			22
100	6		NONE			23
93	1		NONE			24
4	1		NONE			25
224	2		NONE			26
112	1		NONE			27
93	3		NONE			28
560	1		NONE			29
504	1		NONE			30
243	2		NONE			31
112	1		NONE			32
112	1		NONE			33
187	1		NONE			34
448	1		NONE			35
56	1		NONE			36
33	1		NONE			37
93	1		NONE			38
93	1		NONE			39
50	1		NONE			40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Spencer Rd.-Mt. Sterling	Trans.	138.00	69.00	13.00
2	Taylor County-Campellsville	Trans.	161.00	69.00	13.00
3	Tyrone-Versailles	Trans.	138.00	69.00	13.00
4	Walker-Earlington	Trans.	161.00	69.00	13.00
5	West Cliff-Harrodsburg	Trans.	138.00	69.00	13.00
6	West Frankort-Shelbyville	Trans.	138.00	69.00	13.00
7	West Frankfort-Shelbville	Trans.	345.00	138.00	13.00
8	West Irvine-Irvine	Trans.	161.00	69.00	13.00
9	West Lexington-Lexington	Trans.	345.00	138.00	13.00
10	Wickliffe-Barlow	Trans.	161.00	69.00	13.00
11	Brown CT 7- Harrodsburg	Trans. (G)	145.00	18.00	
12	Brown CT 6- Harrodsburg	*Trans. (G)	145.00	14.00	
13	Brown North	*Trans. (G)	144.00	24.00	
14	Brown Plant-Harrodsburg	*Trans. (G)	138.00	13.00	
15	Brown Plant-Harrodsburg	*Trans. (G)	138.00	17.00	
16	Dix Dam Plant-Harrodsburg	*Trans. (G)	69.00	13.00	
17	Ghent Plant-Carrollton	*Trans. (G)	144.00	18.00	
18	Ghent Plant-Carrollton	*Trans. (G)	345.00	21.00	
19	Ghent Plant-Carrollton	*Trans. (G)	362.00	22.00	
20	Green River P-Greenville	*Trans. (G)	40.00	13.00	
21	Green River P-Greenville	*Trans. (G)	138.00	13.00	
22	Haefling-Lexington	*Trans. (G)	69.00	13.00	
23	Tyrone-Versailles	*Trans. (G)	40.00	13.00	
24	Tyrone-Versailles	*Trans. (G)	69.00	13.00	
25	Tyrone-Versailles	*Trans. (G)	69.00	14.00	
26	*See Footnote Page for Summary Data				
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent Kentucky Utilities Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
89	1		NONE			1
56	1		NONE			2
112	1		NONE			3
112	1		NONE			4
392	2		NONE			5
93	1		NONE			6
448	1		NONE			7
56	1		NONE			8
448	1		NONE			9
93	1		NONE			10
380	1		NONE			11
728	5		NONE			12
504	1		NONE			13
120	1		NONE			14
185	1		NONE			15
31	3		NONE			16
616	1		NONE			17
1210	1		NONE			18
605	1		NONE			19
75	6		NONE			20
214	2		NONE			21
59	1		NONE			22
38	3		NONE			23
83	1		NONE			24
33	1		NONE			25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Kentucky Utilities Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 426.6 Line No.: 25 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 11 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 12 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 13 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 14 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 15 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 16 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 17 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 18 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 19 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 20 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 21 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 22 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 23 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 24 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 25 Column: b

(G) - Generation

Schedule Page: 426.7 Line No.: 26 Column: a

Summary		Total Capacity, MVA
Transmission	112	16,991,000
Distribution	466	4,509,000

INDEX

Schedule	Page No.

Schedule	Page No.

INDEX (continued)

EXHIBIT G-3

LOUISVILLE GAS AND ELECTRIC COMPANY

PUBLIC SERVICE COMMISSION OF KENTUCKY

PRINCIPAL PAYMENT AND INTEREST INFORMATION
FOR THE YEAR ENDING DECEMBER 31, 2003

1 Amount of Principal Payment during calendar year $ 170,600,000

2 Is Principal current? (Yes) X (No) ______

3 Is Interest current? (Yes) X (No) ______

SERVICES PERFORMED BY
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Are your financial statements examined by a Certified Public Accountant?

(Yes) X (No) ______

If yes, which service is performed?

Audit X

Compilation ______

Review ______

Please enclose a copy of the accountant's report with annual report.

Blank Page

LOUISVILLE GAS AND ELECTRIC COMPANY

ADDITIONAL INFORMATION TO BE FURNISHED WITH

2003 ANNUAL REPORT

GAS UTILITIES - CLASS A & B

Please furnish the following information, for Kentucky Operations only, and attach to your annual report.

Name of Counties in which you furnish Gas Service:

BARREN, BULLITT, GREEN, HARDIN, HART, HENRY, JEFFERSON, LARUE, MARION, MEADE, METCALFE, NELSON, OLDHAM, SHELBY, SPENCER, TRIMBLE and WASHINGTON COUNTIES.

Louisville Gas and Electric Company

Supplemental Gas Information

Revenues, Customers and MCF Sales

		For Reporting Year 2003	
	Revenues	MCFs of Natural Gas Sold	Customers
480 Residential	198,880,540	23,191,656	287,256
481 Commercial & Industrial Sales			
Small (or Commercial)	78,280,490	9,652,525	23,459
Large (or Industrial)	13,811,850	1,879,749	304
482 Other Sales To Public Authorities	13,745,128	1,746,442	1,047
484 Interdepartmental Sales	-	-	-
TOTAL Sales to Ultimate Customers	304,718,008	36,470,372	312,066
483 Sales for Resale	12,278,199	2,118,664	-
TOTAL Natural Gas Service	316,996,207	38,589,036	312,066

THIS PAGE MUST BE COMPLETED AND RETURNED WITH THE ANNUAL REPORT

Louisville Gas and Electric Company
Security Holders and Voting Powers
For the Year Ended December 31, 2003

Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votets cast by proxy:	Give the date and place of such meeting:
Stock books not closed during the year.	Total: 21,366,608 Proxy: 21,366,608	December 16, 2003 -- Louisville, KY

	NAME	ADDRESS	TOTAL VOTES	COMMON STOCK	PREFERRED STOCK
Total votes of all voting securities			22,154,510	21,294,223	860,287
Total number of security holders			1,622	1	1,621
Total votes of security holders listed below			21,769,763	21,294,223	475,540
	LG&E Energy LLC	Louisville, KY	21,294,223	21,294,223	-
	Stifel Nicholas & Co.	St. Louis, MO	89,314	-	89,314
	J.J.B. Hilliard, W.L. Lyons, Inc.	Louisville, KY	82,505	-	82,505
	RBC Dain Rauscher , Inc.	Minneapolis, MN	81,292	-	81,292
	Mesirow Financial Inc.	Chicago, IL	70,076	-	70,076
	Prudential Securites Inc.	New York, NY	28,855	-	28,855
	Morgan Stanley DW Inc.	Edgewood, NY	28,414	-	28,414
	First Clearing Corporation	Glen Allen, VA	26,797	-	26,797
	UBS Painewebber Inc.	Weekhawken, NJ	23,869	-	23,869
	Davidson & Co., Inc.	Great Falls, MT	23,543	-	23,543
	Merril Lynch, Pierce, Fenner & Smith	Piscataway, NJ	20,875	-	20,875

LOUISVILLE GAS AND ELECTRIC COMPANY
NUMBER OF GAS DEPARTMENT EMPLOYEES
SUPPLEMENTAL INFORMATION TO 2003 ANNUAL REPORT

NUMBER OF GAS DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employees on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1.	Payroll Period Ended (Date)	12/31/2003
2.	Total Regular Full-Time Employees	274 (1)
3.	Total Part-Time and Temporary Employees	0
4.	Total Employees	274

(1) Includes 47 equivalent employees attributed to the gas department from joint functions.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
500 West Main Street
Suite 1800
Louisville KY 40202-4264
Telephone (502) 589 6100
Facsimile (502) 585 7875

Report of Independent Auditors

To the Shareholders of Louisville Gas and Electric Company:

We have audited the accompanying balance sheets of Louisville Gas and Electric Company as of December 31, 2003 and 2002, and the related statements of income, of retained earnings and of cash flows for the years then ended, included on pages 110 through 123.29 of the accompanying Federal Energy Regulatory Commission (FERC) Form No. 2. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in accordance with the accounting requirements of the FERC as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Louisville Gas and Electric Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended on the basis of accounting described in Note 1.

This report is intended solely for the information and use of the shareholders and management of Louisville Gas and Electric Company and for filing with the FERC and should not be used for any other purpose.

PricewaterhouseCoopers LLP

February 6, 2004

INSTRUCTIONS FOR FILING THE FERC FORM NO. 2

GENERAL INFORMATION

I. Purpose

This form is designed to collect financial and operational information from major interstate natural gas companies subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is a nonconfidential public use form.

II. Who Must Submit

Each Major natural gas company which meets the filing requirements of 18 CFR 260.1 must submit this form.
NOTE: Major means having combined gas transported or stored for a fee exceeding 50 million Dth in each of the 3 previous calendar years.

III. What and Where to Submit

(a) Submit the electronic medium in accordance with the procedures specified in 18 CFR § 385.2011 and an original and four (4) copies of this form to:

Office of the Secretary
Federal Energy Regulatory Commission
Washington, DC 20426

Retain one copy of this report for your files.

(b) Submit immediately upon publication, four (4) copies of the latest annual report to stockholders and any *annual* financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on page 3, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
Washington, DC 20426

(c) For the CPA certification, submit with the original submission of this form, a letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984) prepared in conformity with current standards of reporting which will:

(i) contain a paragraph attesting to the conformity, in all material respects, of the schedules listed below with the Commission's applicable Uniform System of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

GENERAL INFORMATION

(ii) be signed by independent certified public accountants or independent licensed public accountants, certified or licensed by a regulatory authority of a State or other political subdivision of the United States (See 18 CFR 158.10-158.12 for specific qualifications.)

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-116
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122

Insert the letter or report immediately following the cover sheet of the original and each copy of this form.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirement free of charge from:

Public Reference and Files Maintenance Branch
Washington, DC 20426
(202) 208-2356

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 2,475 hours per response, includi[ng] the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, Washington, DC 20426 (Attention: Michael Miller, ED-12.4); and to the Office of Information and Regulatory Affairs. Office of the Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission).

You shall not be penalized for failure to respond to this collection of information unless the collection of information displays a valid OMB control number.

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform Systems of Accounts (18 CFR 201)(U.S. of A.). Interpret all accounting words and phrases in accordance with the U.S. of A.

II. Enter in whole numbers (dollars or Dth) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important.) The truncating of cents is allowed except on the four basic financial statements where rounding to dollars is required. The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use the current year amounts for statement of income accounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, either

(a) Enter the words "Not Applicable" on the particular page(s), or
(b) Omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2 and 3.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" at the top of each page is applicable only to resubmissions (see VII. below).

VI. Indicate negative amounts (such as decreases) by enclosing the figures in parentheses ( ).

VII. When making revisions, resubmit the electronic medium and only those pages that have been changed from the original submission. Submit the same number of copies as required for filing the form. Include with the resubmission the Identification and Attestation, page 1. Mail dated resubmissions to:
Chief Accountant
Federal Energy Regulatory Commission
Washington, DC 20426

VIII. Provide a supplemental statement further explaining accounts or pages as necessary. Attach the supplemental statement (8 1/2 by 11 inch size) to the page being supplemented. Provide the appropriate identification information, including the title(s) of the page and the page number supplemented.

IX. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

X. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

XI. Report all gas volumes in MMBtu and Dth.

XII. Respondents may submit computer printed schedules (reduced to 8 1/2 x 11) instead of the schedules in the FERC Form 2 if they are in substantially the same format.

XIII. Report footnotes on pages 551 and 552. Sort data on page 551 by page number. Sort data on page 552 by footnote number. The page number component of the footnote reference is the first page of a schedule whether it is a single page schedule or a multi-page schedule. Even if a footnote appears on a later page of a multi-page schedule the footnote will only reference the first page of the schedule. The first page of a multi-page schedule now becomes a proxy for the entire schedule. For example, Gas Plant in Service ranges across pages 204 through 209. A footnote on page 207 would contain a page reference of 204.

DEFINITIONS

I. Btu per cubic foot—The total heating value, expressed in Btu, produced by the combustion, at constant pressure, of the amount of the gas which would occupy a volume of 1 cubic foot at a temperature of 60°F if saturated with water vapor and under a pressure equivalent to that of 30 inches of mercury at 32°F, and under standard gravitational force (980.665 cm. per sec.) with air of the same temperature and pressure as the gas, when the products of combustion are cooled to the initial temperature of gas and air when the water formed by combustion is condensed to the liquid state (called gross heating value or total heating value).

II. Commission Authorization—The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the Commission whose authorization was obtained and give date of the authorization.

III. Dekatherm—A unit of heating value equivalent to 10 therms or 1,000,000 Btu.

IV. Respondent—The person, corporation, licensee, agency, authority, or other legal entity or instrumentality on whose behalf the report is made.

EXCERPTS FROM THE LAW

(Natural Gas Act, 15 U.S.C. 717-717w)

"Sec.10(a). Every natural-gas company shall file with the Commission such annual and other periodic or special reports as the Commission may by rules and regulations or order prescribe as necessary or appropriate to assist the Commission in the proper administration of this act. The Commission may prescribe the manner and form in which such reports shall be made and require from such natural-gas companies specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and liabilities, capitalization, investment and reduction thereof, gross receipts, interest due and paid, depreciation, amortization, and other reserves, costs of facilities, cost of maintenance and operation of facilities for the production, transportation, delivery, use, or sale of natural gas, cost of renewal and replacement of such facilities, transportation, delivery, use, and sale of natural gas..."

"Sec. 16. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, amend, and rescind such orders, rules, and regulations as it may find necessary or appropriate to carry out the provisions of this act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this act; and may prescribe the form or forms of all statements declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and time within which they shall be filed..."

GENERAL PENALTIES

"Sec.21(b). Any person who willfully and knowingly violates any rule, regulation, restriction, condition, or order made or imposed by the Commission under authority of this act, shall, in addition to any other penalties provided by law, be punished upon conviction thereof by a fine of not exceeding $500 for each and every day during which such offense occurs."

FERC FORM NO. 2:
ANNUAL REPORT OF MAJOR NATURAL GAS COMPANIES

IDENTIFICATION

01 Exact Legal Name of Respondent Louisville Gas and Electric Company	02 Year of Report Dec. 31, 2003

03 Previous Name and Date of Change (*If name changed during year*)

04 Address of Principal Business Office at End of Year (*Street, City, State, Zip Code*)
220 W. Main Street, P.O. Box 32010, Louisville, Kentucky 40232

05 Name of Contact Person J. Scott Williams	06 Title of Contact Person Mgr - Fin Reporting & Control

07 Address of Contact Person (*Street, City, State, Zip Code*)
P.O. Box 32010, Louisville, Kentucky 40232

08 Telephone of Contact Person, *Including Area Code* (502) 627-3520	09 This Report is (1) [x] An Original (2) [ ] A Resubmission	10 Date of Report (*Mo, Da, Yr*) 3/31/2004

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report; that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

01 Name S. Bradford Rives	02 Title Chief Financial Officer
03 Signature S. Bradford Rives /s/	04 Date Signed (*Mo, Da, Yr*) 3/31/2004

Title 18, U.S.C. 1001, makes it a crime for any person knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LIST OF SCHEDULES (Natural Gas Company)

Enter in column (d) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the responses are "none," "not applicable," or "NA."

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

LIST OF SCHEDULES (Natural Gas Company)(Continued)

*FERC Form 1 pages substituted.
**Disclosed as a supplemental page located in front section of Form 2.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

S. B. Rives
220 West Main Street
Louisville, KY 40202

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Kentucky - July 2, 1913

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Respondent furnishes electric and gas service in the City of Louisville and adjacent territory in Kentucky.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

On April 9, 2001, a German company, E.ON AG ("E.ON"), announced a pre-conditional cash offer of 5.1 billion pounds sterling ($7.3 billion) to acquire Powergen. The final regulatory approval needed was received on June 14, 2002 from the SEC. Effective July 1, 2002, the acquisition of Powergen was completed by E.ON. Following this acquisition, LG&E became an indirect subsidiary of E.ON and E.ON became a registered holding company under PUHCA, and subject to regulation thereunder. No costs associated with the E.ON acquisition nor any of the effects of purchase accounting have been reflected in the financial statements of LG&E.

Effective December 30, 2003, LG&E Energy LLC became the successor to LG&E Energy Corp.

LG&E is a wholly owned subsidiary of LG&E Energy LLC. On December 11, 2000, LG&E Energy and Powergen Limited successfully completed a merger transaction involving the two companies. Pursuant to the acquisition agreement, LG&E Energy became a wholly owned subsidiary of Powergen and, as a result LG&E became an indirect subsidiary of Powergen.

On August 17, 1990, LG&E Energy and LG&E implemented a corporate reorganization pursuant to a mandatory share exchange whereby each share of outstanding common stock of LG&E was exchanged on a share-for-share basis for the common stock of LG&E Energy . LG&E preferred stock and first mortgage bonds were not exchanged and remain securities of LG&E.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	LG&E Receivables LLC	Limited Liability Company	100%	See Note 4 Page 123
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None.

2. None.

3. None.

4. None.

5. None.

6. The Company is authorized by FERC Docket ES03-1-000 to issue short-term debt not to exceed $400 million at any one time on or before November 30, 2004 with final maturity no later than November 30, 2005. The Company was also authorized to borrow up to $150 million in long-term loans.

7. In December 2003, LG&E's voting shareholders approved amendments to the Articles of Incorporation to reduce the minimum board size to three directors and to eliminate staggered terms for directors. The simplified board size and structure is appropriate for LG&E as a wholly-owned subsidiary and permits a more efficient administration of corporate governance. The amended articles were filed with the Kentucky Secretary of State in February 2004.

8. None of a material nature.

9. None.

10. None.

12. None.

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report *(Mo, Da, Yr)* 03/31/2004	Year of Report Dec. 31, 2003

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	3,319,858,912	3,462,877,031
3	Construction Work in Progress (107)	200-201	300,986,392	339,166,414
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		3,620,845,304	3,802,043,445
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,463,673,942	1,543,390,179
6	Net Utility Plant (Enter Total of line 4 less 5)		2,157,171,362	2,258,653,266
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		2,157,171,362	2,258,653,266
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		2,139,990	2,139,990
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)		337,405	184,108
15	(Less) Accum. Prov. for Depr. and Amort. (122)		63,361	63,361
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	5,000,000	5,000,000
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		490,000	490,000
21	Special Funds (125-128)		7,525,957	245
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		13,290,001	5,610,992
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		9,461,071	1,676,94
25	Special Deposits (132-134)		28,045	28,57
26	Working Fund (135)		66,065	70,550
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		-8,476,391	44,222,202
30	Other Accounts Receivable (143)		8,452,278	7,073,131
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		249,999	2,100,000
32	Notes Receivable from Associated Companies (145)		22,766,637	19,179,508
33	Accounts Receivable from Assoc. Companies (146)		0	0
34	Fuel Stock (151)	227	36,600,574	25,259,778
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	21,938,383	21,361,946
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	43,565	51,162
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	3,712,279	3,608,669
44	Gas Stored Underground - Current (164.1)		50,266,008	69,883,852
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		5,169,064	4,583,015
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		44,100	29,400
49	Rents Receivable (172)		159,641	202,26
50	Accrued Utility Revenues (173)		40,652,000	10,892,00
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	Derivative Instrument Assets (175)		85,530	646,963

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	Derivative Instrument Assets - Hedges (176)		0	0
54	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 53)		190,718,850	206,669,965
55	**DEFERRED DEBITS**			
56	Unamortized Debt Expenses (181)		6,531,855	8,468,295
57	Extraordinary Property Losses (182.1)	230	0	0
58	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
59	Other Regulatory Assets (182.3)	232	101,655,765	75,622,697
60	Prelim. Survey and Investigation Charges (Electric) (183)		345,300	277,444
61	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
62	Clearing Accounts (184)		4,610,825	0
63	Temporary Facilities (185)		0	0
64	Miscellaneous Deferred Debits (186)	233	67,543,813	88,310,488
65	Def. Losses from Disposition of Utility Plt. (187)		0	0
66	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
67	Unamortized Loss on Reaquired Debt (189)		18,842,728	21,333,037
68	Accumulated Deferred Income Taxes (190)	234	129,440,086	111,436,558
69	Unrecovered Purchased Gas Costs (191)		0	0
70	TOTAL Deferred Debits (Enter Total of lines 56 thru 69)		328,970,372	305,448,519
71	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,54,70)		2,692,290,575	2,778,522,732

Blank Page

Name of Respondent	This Report is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) __ A Resubmission	(Mo, Da, Yr) 03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 110 Line No.: 29 Column: c

Negative balance reflects sale of accounts receivable from accounts 142 and 173 to LG&E Receivables LLC, an affiliated company. (See Note 1 of Notes to Financial Statements)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	425,170,424	425,170,424
3	Preferred Stock Issued (204)	250-251	96,519,300	71,519,300
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	40,005,699	40,005,699
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	2,208,416	2,208,416
11	Retained Earnings (215, 215.1, 216)	118-119	409,303,886	497,431,596
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	12,125	12,125
14	Accumulated Other Comprehensive Income (219)	122(a)(b)	-40,512,168	-38,111,678
15	TOTAL Proprietary Capital (Enter Total of lines 2 thru 14)		928,266,600	993,794,800
16	**LONG-TERM DEBT**			
17	Bonds (221)	256-257	616,904,000	574,304,000
18	(Less) Reaquired Bonds (222)	256-257	0	0
19	Advances from Associated Companies (223)	256-257	0	200,000,000
20	Other Long-Term Debt (224)	256-257	0	23,750,000
21	Unamortized Premium on Long-Term Debt (225)		0	0
22	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		0	0
23	TOTAL Long-Term Debt (Enter Total of lines 17 thru 22)		616,904,000	798,054,000
24	**OTHER NONCURRENT LIABILITIES**			
25	Obligations Under Capital Leases - Noncurrent (227)		0	0
26	Accumulated Provision for Property Insurance (228.1)		0	0
27	Accumulated Provision for Injuries and Damages (228.2)		0	0
28	Accumulated Provision for Pensions and Benefits (228.3)		62,092,102	66,123,394
29	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
30	Accumulated Provision for Rate Refunds (229)		0	0
31	Asset Retirement Obligations (230)		0	9,746,702
32	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 25 thru 31)		62,092,102	75,870,096
33	**CURRENT AND ACCRUED LIABILITIES**			
34	Notes Payable (231)		0	0
35	Accounts Payable (232)		264,659,046	173,345,189
36	Notes Payable to Associated Companies (233)		193,052,943	80,332,051
37	Accounts Payable to Associated Companies (234)		26,360,782	41,092,762
38	Customer Deposits (235)		9,735,472	10,493,203
39	Taxes Accrued (236)	262-263	1,439,302	18,608,000
40	Interest Accrued (237)		4,939,641	1,999,463
41	Dividends Declared (238)		1,057,279	433,842
42	Matured Long-Term Debt (239)		0	0
43	Matured Interest (240)		0	0
44	Tax Collections Payable (241)		972,332	1,085,023
45	Miscellaneous Current and Accrued Liabilities (242)		3,561,664	3,784,718

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	Obligations Under Capital Leases-Current (243)		0	0
47	Derivative Instrument Liabilities (244)		241,104	74,025
48	Derivative Instrument Liabilities - Hedges (245)		0	266,276
49	TOTAL Current & Accrued Liabilities (Enter Total of lines 34 thru 48)		506,019,565	331,514,552
50	**DEFERRED CREDITS**			
51	Customer Advances for Construction (252)		10,267,270	9,889,717
52	Accumulated Deferred Investment Tax Credits (255)	266-267	54,536,445	50,329,278
53	Deferred Gains from Disposition of Utility Plant (256)		0	0
54	Other Deferred Credits (253)	269	24,205,918	26,866,750
55	Other Regulatory Liabilities (254)	278	47,333,336	43,062,572
56	Unamortized Gain on Reaquired Debt (257)		0	0
57	Accumulated Deferred Income Taxes (281-283)	272-277	442,665,339	449,140,967
58	TOTAL Deferred Credits (Enter Total of lines 51 thru 57)		579,008,308	579,289,284
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68			0	0
69			0	0
70			0	0
71			0	0
72	TOTAL Liab and Other Credits (Enter Total of lines 15,23,32,49,58)		2,692,290,575	2,778,522,732

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 8, 10, and 11 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	1,093,520,775	1,003,734,388
3	Operating Expenses			
4	Operation Expenses (401)	320-323	727,470,280	650,856,343
5	Maintenance Expenses (402)	320-323	57,170,121	56,782,185
6	Depreciation Expense (403)	336-337	107,252,662	101,054,754
7	Depreciation Expense for Asset Retirement Costs (403.1)	336-337	117,311	
8	Amort. & Depl. of Utility Plant (404-405)	336-337	6,034,830	4,851,091
9	Amort. of Utility Plant Acq. Adj. (406)	336-337		
10	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
11	Amort. of Conversion Expenses (407)			
12	Regulatory Debits (407.3)			
13	(Less) Regulatory Credits (407.4)		6,014,913	
14	Taxes Other Than Income Taxes (408.1)	262-263	17,065,308	17,458,357
15	Income Taxes - Federal (409.1)	262-263	30,601,341	26,232,676
16	- Other (409.1)	262-263	11,007,708	8,082,759
17	Provision for Deferred Income Taxes (410.1)	234, 272-277	67,376,916	112,979,496
18	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	46,577,191	88,106,603
19	Investment Tax Credit Adj. - Net (411.4)	266	-4,207,167	-4,152,179
20	(Less) Gains from Disp. of Utility Plant (411.6)			
21	Losses from Disp. of Utility Plant (411.7)			
22	(Less) Gains from Disposition of Allowances (411.8)		223,921	216,947
23	Losses from Disposition of Allowances (411.9)			
24	Accretion Expense (411.10)		616,692	
25	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 24)		967,689,977	885,821,932
26	Net Util Oper Inc (Enter Tot line 2 less 25) Carry to Pg117,line 27		125,830,798	117,912,456

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

8. Enter on page 123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 26, and report the information in the blank space on page 123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
768,187,509	736,041,233	325,333,266	267,693,155			2
						3
453,473,720	431,455,264	273,996,560	219,401,079			4
49,359,884	49,295,871	7,810,237	7,486,314			5
91,960,508	86,609,688	15,292,154	14,445,066			6
117,311						7
4,526,122	3,638,318	1,508,708	1,212,773			8
						9
						10
						11
						12
6,014,913						13
13,049,013	13,397,262	4,016,295	4,061,095			14
25,716,351	20,859,460	4,884,990	5,373,216			15
9,484,641	6,498,002	1,523,067	1,584,757			16
55,028,287	94,216,796	12,348,629	18,762,700			17
34,675,741	68,610,940	11,901,450	19,495,663			18
-4,008,756	-3,952,359	-198,411	-199,820			19
						20
						21
223,921	216,947					22
						23
616,692						24
658,409,198	633,190,415	309,280,779	252,631,517			25
109,778,311	102,850,818	16,052,487	15,061,638			26

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
27	Net Utility Operating Income (Carried forward from page 114)		125,830,798	117,912,456
28	Other Income and Deductions			
29	Other Income			
30	Nonutility Operating Income			
31	Revenues From Merchandising, Jobbing and Contract Work (415)		549,763	659,567
32	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		1,082,212	1,686,452
33	Revenues From Nonutility Operations (417)		806,247	858,871
34	(Less) Expenses of Nonutility Operations (417.1)			
35	Nonoperating Rental Income (418)			
36	Equity in Earnings of Subsidiary Companies (418.1)	119		
37	Interest and Dividend Income (419)		-1,247,983	559,582
38	Allowance for Other Funds Used During Construction (419.1)			
39	Miscellaneous Nonoperating Income (421)		613,556	153,354
40	Gain on Disposition of Property (421.1)		248,297	420,547
41	TOTAL Other Income (Enter Total of lines 31 thru 40)		-112,332	965,469
42	Other Income Deductions			
43	Loss on Disposition of Property (421.2)			
44	Miscellaneous Amortization (425)	340		
45	Miscellaneous Income Deductions (426.1-426.5)	340	7,029,564	2,450,724
46	TOTAL Other Income Deductions (Total of lines 43 thru 45)		7,029,564	2,450,724
47	Taxes Applic. to Other Income and Deductions			
48	Taxes Other Than Income Taxes (408.2)	262-263	50,385	50,412
49	Income Taxes-Federal (409.2)	262-263	-4,830,389	-1,666,8[illegible]
50	Income Taxes-Other (409.2)	262-263	-1,004,050	-430,076
51	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	1,251,332	461,496
52	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	1,410,648	720,550
53	Investment Tax Credit Adj.-Net (411.5)			
54	(Less) Investment Tax Credits (420)			
55	TOTAL Taxes on Other Income and Deduct. (Total of 48 thru 54)		-5,943,370	-2,305,552
56	Net Other Income and Deductions (Enter Total lines 41, 46, 55)		-1,198,526	820,297
57	Interest Charges			
58	Interest on Long-Term Debt (427)		20,888,744	24,540,537
59	Amort. of Debt Disc. and Expense (428)		320,480	418,580
60	Amortization of Loss on Reaquired Debt (428.1)		1,095,843	1,138,550
61	(Less) Amort. of Premium on Debt-Credit (429)			
62	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
63	Interest on Debt to Assoc. Companies (430)	340	6,733,662	2,175,713
64	Other Interest Expense (431)	340	1,549,187	1,527,841
65	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)			
66	Net Interest Charges (Enter Total of lines 58 thru 65)		30,637,916	29,801,221
67	Income Before Extraordinary Items (Total of lines 27, 56 and 66)		93,994,356	88,931,532
68	Extraordinary Items			
69	Extraordinary Income (434)			
70	(Less) Extraordinary Deductions (435)		5,280,910	
71	Net Extraordinary Items (Enter Total of line 69 less line 70)		-5,280,910	
72	Income Taxes-Federal and Other (409.3)	262-263	-2,131,508	
73	Extraordinary Items After Taxes (Enter Total of line 71 less line 72)		-3,149,402	
74	Net Income (Enter Total of lines 67 and 73)		90,844,954	88,931,532

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 114 Line No.: 2 Column: f

2002 Sales for Resale revenues restated ($22,449,318) due to a 2003 accounting change required by EITF 02-03, netting brokered purchases and brokered revenues.

Schedule Page: 114 Line No.: 4 Column: f

2002 Operating Expenses restated ($22,449,318) due to a 2003 accounting change required by EITF 02-03, netting brokered purchases and brokered revenues.

Schedule Page: 114 Line No.: 37 Column: c

Reallocation to affiliate companies of interest income recorded by LG&E.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		409,303,886
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		90,844,954
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	$25 PAR VALUE 5% CUMULATIVE - $1.25 PER SHARE		-1,075,369
25	WITHOUT PAR VALUE CUMULATIVE - $5.875 PER SHARE		-734,375
26	WITHOUT PAR VALUE AUCTION RATE CUMULATIVE		-907,500
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-2,717,244
30	Dividends Declared-Common Stock (Account 438)		
31			
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		497,431,596
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		497,431,596
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 118 Line No.: 1 Column: c

STATEMENT OF RETAINED EARNINGS FOR PREVIOUS YEAR

BALANCE - BEGINNING OF YEAR	$ 393,618,345
BALANCE TRANSFERRED FROM INCOME	88,931,532
DIVIDENDS DECLARED - PREFERRED STOCK (ACCT 437)	
$25 PAR VALUE 5% CUMULATIVE - $1.25 PER SHARE	(1,075,366)
WITHOUT PAR VALUE CUMULATIVE - $5.875 PER SHARE	(1,468,750)
WITHOUT PAR VALUE AUCTION RATE CUMULATIVE	(1,701,875)
TOTAL DIVIDENDS DECLARED - PREFERRED STOCK	(4,245,991)
DIVIDENDS DECLARED - COMMON STOCK	
WITHOUT PAR VALUE	(69,000,000)
TOTAL DIVIDENDS DECLARED - COMMON STOCK	(69,000,000)
BALANCE - END OF YEAR	$ 409,303,886

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	90,844,954
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	107,369,974
5	Amortization of	
6	Underground Storage Land Rights and Intangible Plant	6,034,830
7		
8	Deferred Income Taxes (Net)	24,479,156
9	Investment Tax Credit Adjustment (Net)	-4,207,167
10	Net (Increase) Decrease in Receivables	-16,154,728
11	Net (Increase) Decrease in Inventory	-7,597,001
12	Net (Increase) Decrease in Allowances Inventory	-7,597
13	Net Increase (Decrease) in Payables and Accrued Expenses	-61,160,683
14	Net (Increase) Decrease in Other Regulatory Assets	26,033,068
15	Net Increase (Decrease) in Other Regulatory Liabilities	-4,270,764
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other (provide details in footnote): Deprec. Chrgd. to Clearing Accts	2,121,605
19	(Increase) Decrease in Other Deferred Debits	-16,087,99[illegible]
20	Increase (Decrease) in Other Deferred Credits	2,660,832
21	Other	13,190,724
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	163,249,209
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-190,523,337
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	-22,433,832
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other (provide details in footnote):	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-212,957,169
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	153,297
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other (provide details in footnote):	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-212,803,872
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	200,000,000
62	Preferred Stock	
63	Common Stock	
64	Other (provide details in footnote):	
65	Pollution Control Bonds	122,156,930
66	Net Increase in Short-Term Debt (c)	
67	Other (provide details in footnote):	
68	Sale of Investments	
69	Dividends on Preferred Stock	
70	Cash Provided by Outside Sources (Total 61 thru 69)	322,156,930
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-1,250,000
74	Preferred Stock	
75	Common Stock	
76	Other (provide details in footnote):	
77	Pollution Control Bonds	-170,600,000
78	Net Decrease in Short-Term Debt (c)	-112,720,892
79		
80	Dividends on Preferred Stock	-3,340,682
81	Dividends on Common Stock	
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	34,245,356
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-15,309,307
87		
88	Cash and Cash Equivalents at Beginning of Year	17,015,073
89		
90	Cash and Cash Equivalents at End of Year	1,705,766

Schedule Page: 120 Line No.: 2 Column: b

STATEMENT OF CASH FLOWS-PREVIOUS YEAR (2002)

Net Cash Flows from Operating Activities:	
Net Income (line 74 (d) on page 117)	$ 88,931,532
Noncash charges (credits) to Income:	
Depreciation and depletion	101,054,754
Underground storage land rights and intangible plant	4,851,091
Deferred income taxes (net)	15,082,464
Investment tax credit adjustment (net)	(4,152,179)
Net (increase) decrease in receivables	17,223,377
Net (increase) decrease in inventory	(15,048,593)
Net (increase) decrease in allowances inventory	5,049
Net increase (decrease)in payables and accrued expenses	10,061,484
Net (increase) decrease in other regulatory assets	33,115,009
Net increase (decrease) in other regulatory liabilities	(3,167,270)
Other: depreciation charged to clearing accounts	1,618,770
Net (increase)in other deferred debits	(13,216,856)
Net decrease in other deferred credits	(1,269,196)
Other	(25,739,227)
Net Cash Provided by Operating Activities	209,350,209
Cash Flows from Investment Activities:	
Gross additions to utility plant	(207,278,840)
Gross additions to common utility plant	(13,136,639)
Cash outflows for plant	(220,415,479)
Proceeds from disposal of noncurrent assets	411,853
Net Cash Provided by (Used in) Investing Activities	(220,003,626)
Cash Flows from Financing Activities:	
Proceeds from issuance of long-term debt	161,665,000
Net increase in short-term debt	98,856,250
Cash provided by outside sources	260,521,250
Payments for retirement of long-term debt	(161,665,000)
Dividends on preferred stock	(4,299,741)
Dividends on common stock	(69,000,000)
Net Cash Provided by Financing Activities	25,556,509
Net Increase (Decrease) in Cash and Cash Equivalents	14,903,092
Cash and Cash Equivalents at Beginning of Year	2,111,981
Cash and Cash Equivalents at End of Year	$ 17,015,073

Schedule Page: 120 Line No.: 90 Column: b

Includes Accounts 128 Other Special Funds, Account 131 Cash, and Account 134 Special Deposits.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Cormmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

INDEX OF ABBREVIATIONS

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
Capital Corp.	LG&E Capital Corp.
Clean Air Act	The Clean Air Act, as amended in 1990
CCN	Certificate of Public Convenience and Necessity
CT	Combustion Turbines
CWIP	Construction Work in Progress
DSM	Demand Side Management
ECR	Environmental Cost Recovery
EEI	Electric Energy, Inc.
EITF	Emerging Issues Task Force Issue
E.ON	E.ON AG
EPA	U.S. Environmental Protection Agency
ESM	Earnings Sharing Mechanism
F	Fahrenheit
FAC	Fuel Adjustment Clause
FERC	Federal Energy Regulatory Commission
FGD	Flue Gas Desulfurization
FPA	Federal Power Act
FT and FT-A	Firm Transportation
GSC	Gas Supply Clause
IBEW	International Brotherhood of Electrical Workers
IMEA	Illinois Municipal Electric Agency
IMPA	Indiana Municipal Power Agency
Kentucky Commission	Kentucky Public Service Commission
KIUC	Kentucky Industrial Utility Consumers, Inc.
KU	Kentucky Utilities Company
KU Energy	KU Energy Corporation
KU R	KU Receivables LLC
kV	Kilovolts
Kva	Kilovolt-ampere
KW	Kilowatts
Kwh	Kilowatt hours
LEM	LG&E Energy Marketing Inc.
LG&E	Louisville Gas and Electric Company
LG&E Energy	LG&E Energy LLC (as successor to LG&E Energy Corp.)
LG&E R	LG&E Receivables LLC
LG&E Services	LG&E Energy Services Inc.
Mcf	Thousand Cubic Feet
MGP	Manufactured Gas Plant
MISO	Midwest Independent Transmission System Operator
Mmbtu	Million British thermal units
Moody's	Moody's Investor Services, Inc.
Mw	Megawatts
Mwh	Megawatt hours
NNS	No-Notice Service
NOPR	Notice of Proposed Rulemaking
NOx	Nitrogen Oxide
OATT	Open Access Transmission Tariff
OMU	Owensboro Municipal Utilities
OVEC	Ohio Valley Electric Corporation
PBR	Performance-Based Ratemaking
PJM	Pennsylvania, New Jersey, Maryland Interconnection

Powergen	Powergen Limited (formerly Powergen plc)
PUHCA	Public Utility Holding Company Act of 1935
ROE	Return on Equity
RTO	Regional Transmission Organization
S&P	Standard & Poor's Rating Services
SCR	Selective Catalytic Reduction
SEC	Securities and Exchange Commission
SERP	Supplemental Employee Retirement Plan
SFAS	Statement of Financial Accounting Standards
SIP	State Implementation Plan
SMD	Standard Market Design
SO_2	Sulfur Dioxide
Tennessee Gas	Tennessee Gas Pipeline Company
Texas Gas	Texas Gas Transmission LLC
TRA	Tennessee Regulatory Authority
Trimble County	LG&E's Trimble County Unit 1
USWA	United Steelworkers of America
Utility Operations	Operations of LG&E and KU
VDT	Value Delivery Team Process
Virginia Commission	Virginia State Corporation Commission
Virginia Staff	Virginia State Corporation Commission Staff
WNA	Weather Normalization Adjustment

Note 1 - Summary of Significant Accounting Policies

LG&E, a subsidiary of LG&E Energy and an indirect subsidiary of E.ON, is a regulated public utility engaged in the generation, transmission, distribution, and sale of electric energy and the storage, distribution, and sale of natural gas in Louisville and adjacent areas in Kentucky. LG&E Energy is a registered public utility holding company with wholly owned subsidiaries including LG&E, KU, Capital Corp., LEM, and LG&E Services. All of LG&E's common stock is held by LG&E Energy. LG&E has one wholly owned consolidated subsidiary, LG&E R. The consolidated financial statements include the accounts of LG&E and LG&E R with the elimination of intercompany accounts and transactions.

On December 11, 2000, LG&E Energy was acquired by Powergen. On July 1, 2002, E.ON, a German company, completed its acquisition of Powergen plc (now Powergen Limited). E.ON had announced its pre-conditional cash offer of £5.1 billion ($7.3 billion) for Powergen on April 9, 2001. E.ON and Powergen are registered public utility holding companies under PUHCA.

No costs associated with the E.ON purchase of Powergen or the Powergen purchase of LG&E Energy nor any effects of purchase accounting have been reflected in the financial statements of LG&E.

Effective December 30, 2003, LG&E Energy LLC became the successor, by assignment and subsequent merger, to all assets and liabilities of LG&E Energy Corp.

Certain reclassification entries have been made to the previous years' financial statements to conform to the 2003 presentation with no impact on the balance sheet net assets or previously reported income.

Presentation. The accompanying financial statements are prepared on the regulatory basis of accounting in accordance with the requirements of FERC, which is a comprehensive basis of accounting other than generally accepted accounting principles. This basis of accounting reflects the accounting and ratemaking treatment authorized by FERC and the Kentucky Commission in LG&E's historical rate proceedings.

Regulatory Accounting. Accounting for the regulated utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by FERC and the Kentucky Commission. LG&E is subject to SFAS No. 71,

Accounting for the Effects of Certain Types of Regulation, under which certain costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery from customers in future rates. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory liabilities based on expected return to customers in future rates. LG&E's current or expected recovery of deferred costs and expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item. See Note 3 for additional detail regarding regulatory assets and liabilities.

Utility Plant. LG&E's utility plant is stated at original cost, which includes payroll-related costs such as taxes, fringe benefits, and administrative and general costs. Construction work in progress has been included in the rate base for determining retail customer rates. LG&E has not recorded any allowance for funds used during construction.

The cost of plant retired or disposed of in the normal course of business is deducted from plant accounts and such cost, plus removal expense less salvage value, is charged to the reserve for depreciation. When complete operating units are disposed of, appropriate adjustments are made to the reserve for depreciation and gains and losses, if any, are recognized.

Depreciation and Amortization. Depreciation is provided on the straight-line method over the estimated service lives of depreciable plant. The amounts provided were approximately 3.3% in 2003 (2.9% electric, 2.8% gas, and 9.4% common); 3.1% in 2002 (2.9% electric, 2.8% gas and 6.6% common); and 3.0% for 2001 (2.9% electric, 2.9% gas and 5.7% common), of average depreciable plant. Of the amount provided for depreciation, at December 31, 2003, approximately 0.4% electric, 0.8% gas and 0.1% common were related to the retirement, removal and disposal costs of long lived assets.

Cash and Temporary Cash Investments. LG&E considers all debt instruments purchased with a maturity of three months or less to be cash equivalents. Temporary cash investments are carried at cost, which approximates fair value.

Fuel Inventory. Fuel inventories of $25.3 million and $36.6 million at December 31, 2003, and 2002, respectively, are included in Fuel in the balance sheet. The inventory is accounted for using the average-cost method.

Gas Stored Underground. Gas inventories of $69.9 million and $50.3 million at December 31, 2003, and 2002, respectively, are included in Gas stored underground in the balance sheet. The inventory is accounted for using the average-cost method.

Other Materials and Supplies. Non-fuel materials and supplies of $25.0 million and $25.7 million at December 31, 2003 and 2002, respectively, are accounted for using the average-cost method.

Financial Instruments. LG&E uses over-the-counter interest-rate swap agreements to hedge its exposure to fluctuations in the interest rates it pays on variable-rate debt. Gains and losses on interest-rate swaps used to hedge interest rate risk are reflected in other comprehensive income. LG&E uses sales of market-traded electric forward contracts for periods less than one year to hedge the price volatility of its forecasted peak electric off-system sales. Gains and losses resulting from ineffectiveness are shown in other income (expense) and to the extent that the hedging relationship has been effective, gains and losses are reflected in other comprehensive income. See Note 4 - Financial Instruments.

Unamortized Debt Expense. Debt expense is capitalized in deferred debits and amortized over the lives of the related bond issues, consistent with regulatory practices.

Deferred Income Taxes. Deferred income taxes are recognized at currently enacted tax rates for all material temporary differences between the financial reporting and income tax basis of assets and liabilities.

Investment Tax Credits. Investment tax credits resulted from provisions of the tax law that permitted a reduction of LG&E's tax liability based on credits for certain construction expenditures. Deferred investment tax credits are being amortized to income over the estimated lives of the related property that gave rise to the credits.

Revenue Recognition. Revenues are recorded based on service rendered to customers through month-end. LG&E accrues an estimate for unbilled revenues from each meter reading date to the end of the accounting period based on allocating the daily system net deliveries between billed volumes and unbilled volumes. The allocation is based on a daily ratio of the number of meter reading cycles remaining in the month to the total number of meter reading cycles in each month. Each day's ratio is then multiplied by each day's system net deliveries to determine an estimated billed and unbilled volume for each day of the accounting period. The unbilled revenue estimates included in accounts receivable were approximately $50.8 million and $40.7 million at December 31, 2003 and 2002, respectively.

Allowance for Doubtful Accounts. At December 31, 2003 and 2002, the LG&E allowance for doubtful accounts was $3.5 million and $2.1 million, respectively. The allowance is based on the ratio of the amounts charged-off during the last twelve months to the retail revenues billed over the same period multiplied by the retail revenues billed over the last four months. Accounts with no payment activity are charged-off after four months.

Fuel and Gas Costs. The cost of fuel for electric generation is charged to expense as used, and the cost of gas supply is charged to expense as delivered to the distribution system. LG&E implemented a Kentucky Commission-approved performance-based ratemaking mechanism related to gas procurement and off-system gas sales activity. See Note 3, Rates and Regulatory Matters.

Management's Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent items at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accrued liabilities, including legal and environmental, are recorded when they are reasonable and estimable. Actual results could differ from those estimates. See Note 11, Commitments and Contingencies, for a further discussion.

New Accounting Pronouncements. The following accounting pronouncements were implemented by LG&E in 2003:

SFAS No. 143, *Accounting for Asset Retirement Obligations* was issued in 2001. SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

The effective implementation date for SFAS No. 143 was January 1, 2003. Management has calculated the impact of SFAS No. 143 and FERC Final Order No. 631 issued in Docket No. RM02-7, *Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations*. The Company evaluated the impact of SFAS 143 from both a legal and operations perspective, reviewing applicable laws and regulations affecting the industry, contracts, permits, certificates of need and right of way agreements, to determine if legal obligations existed. The fair value of future removal obligations was calculated based on the Company's engineering estimates, costs expended for similar retirements and third party estimates at current market prices inflated at a rate of 2.31% per year to the expected retirement date of the asset. The future removal obligations were then discounted to their net present value at the original asset in-service date based on a discount rate of 6.61%. ARO assets equal to the net present value were recorded on the Company's books at implementation. An amount equal to the net present value plus the accretion the Company would have accrued had the standard been in effect at the original in-service date was also recorded on the Company's books as an ARO liability at implementation. Additionally, the Company contracted with an independent consultant to quantify the cost of removal included in its accumulated depreciation under regulatory accounting practices.

As of January 1, 2003, LG&E recorded asset retirement obligation (ARO) assets in the amount of $4.6 million and liabilities in the amount of $9.3 million. LG&E also recorded a cumulative effect adjustment in the amount of $5.3 million to reflect the accumulated depreciation and accretion of ARO assets at the transition date less amounts previously accrued under regulatory depreciation. LG&E recorded offsetting regulatory assets of $5.3 million, pursuant to regulatory treatment prescribed under SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*. Also pursuant to SFAS No. 71, LG&E recorded regulatory liabilities in the amount of $0.1 million offsetting removal costs previously accrued under regulatory accounting in excess of amounts allowed under SFAS No. 143.

Had SFAS No. 143 been in effect for the 2002 reporting period, LG&E would have established asset retirement obligations as described in the following table:

(in thousands)	
Provision at January 1, 2002	$8,752
Accretion expense	578
Provision at December 31, 2002	$9,330

As of December 31, 2003, LG&E recorded ARO assets, net of accumulated depreciation, of $4.5 million and liabilities of $9.7 million. LG&E recorded regulatory assets of $6.0 million and regulatory liabilities of $0.1 million.

For the year ended December 31, 2003, LG&E recorded ARO accretion expense of approximately $0.6 million, ARO depreciation expense of $0.1 million and an offsetting regulatory credit in the income statement of $0.7 million, pursuant to regulatory treatment prescribed under SFAS No. 71. Approximately $0.2 million of removal costs were incurred and charged against the ARO liability during 2003. SFAS No. 143 has no impact on the results of the operation of LG&E.

LG&E AROs are primarily related to final retirement of assets associated with generating units. For assets associated with AROs the removal cost accrued through depreciation under regulatory accounting is established as a regulatory asset or liability pursuant to regulatory treatment prescribed under SFAS No. 71. For the year ended December 31, 2003, LG&E recorded approximately $25,000 of depreciation expense related to the cost of removal of ARO related assets. An offsetting regulatory liability was established pursuant to regulatory treatment prescribed under SFAS No. 71.

LG&E transmission and distribution lines largely operate under perpetual property easement agreements which do not generally require restoration upon removal of the property. Therefore, under SFAS No. 143, no material asset retirement obligations are recorded for transmission and distribution assets.

LG&E adopted EITF No. 98-10, *Accounting for Energy Trading and Risk Management Activities,* effective January 1, 1999. This pronouncement required that energy trading contracts be marked to market on the balance sheet, with the gains and losses shown net in the income statement. Effective January 1, 2003, LG&E adopted EITF No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*. EITF No. 02-03 established the following:

- Rescinded EITF No. 98-10,
- Contracts that do not meet the definition of a derivative under SFAS No. 133 should not be marked to fair market value, and
- Revenues should be shown in the income statement net of costs associated with trading activities, whether or not the trades are physically settled.

With the rescission of EITF No. 98-10, energy trading contracts that do not also meet the definition of a derivative under SFAS No. 133 must be accounted for as executory contracts. Contracts previously recorded at fair value under EITF No. 98-10 that are not also derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, must be restated to historical cost through a cumulative effect adjustment. The rescission of this standard had no impact on financial position or results of operations of LG&E since all forward and option contracts marked to market under EITF No. 98-10 were also within the scope of SFAS No. 133.

As a result of EITF No. 02-03, LG&E has netted the power purchased expense for trading activities against electric operating revenue to reflect this accounting change. LG&E applied this guidance to all prior periods, which had no impact on previously reported net income or common equity.

(in thousands)	2002	2001
Gross operating revenues	$1,026,184	$ 996,700
Less costs reclassified from power purchased	22,449	32,153
Net operating revenues reported	$1,003,735	$ 964,547
Gross power purchased	$ 84,330	$ 81,475
Less costs reclassified to revenues	22,449	32,153
Net power purchased reported	$ 61,881	$ 49,322

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 was effective immediately for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for interim reporting periods beginning after June 15, 2003, except for certain instruments and certain entities which have been deferred by the FASB. Such deferrals do not affect LG&E.

LG&E has existing $5.875 series mandatorily redeemable preferred stock outstanding having a current redemption price of $100 per share. The preferred stock has a sinking fund requirement sufficient to retire a minimum of 12,500 shares on July 15 of each year commencing with July 15, 2003, and the remaining 187,500 shares on July 15, 2008 at $100 per share. LG&E redeemed 12,500 shares in accordance with these provisions on July 15, 2003, leaving 237,500 shares currently outstanding. Beginning with the three months ended September 30, 2003, LG&E reclassified its $5.875 series preferred stock as long-term debt with the minimum shares mandatorily redeemable within one year classified as current. Dividends accrued beginning July 1, 2003 are charged as interest expense.

In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must have been applied for the first interim or annual period beginning after June 15, 2003.

In December 2003, FIN 46 was revised, delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than special purpose entities, the revised FIN 46 (FIN 46R) is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 was applicable, however, for all special purpose entities created prior to February 1, 2003, at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity's relationship with variable interest entities.

LG&E has no special purpose entities that fall within the scope of FIN 46R. LG&E continues to evaluate the impact that FIN 46R may have on its financial position and results of operations.

Note 2 – Mergers and Acquisitions

On July 1, 2002, E.ON completed its acquisition of Powergen, including LG&E Energy, for approximately £5.1 billion ($7.3 billion). As a result of the acquisition, LG&E Energy became a wholly owned subsidiary (through Powergen) of E.ON and, as a result, LG&E also became an indirect subsidiary of E.ON. LG&E has continued its separate identity and serves customers in Kentucky under its existing name. The preferred stock and debt securities of LG&E were not affected by this transaction and the utilities continue to file SEC reports. Following the acquisition, E.ON became, and Powergen remained, a registered holding company under PUHCA. LG&E, as a subsidiary of a registered holding company, is subject to additional regulations under PUHCA. As contemplated in their regulatory filings in connection with the E.ON acquisition, E.ON, Powergen and LG&E Energy completed an administrative reorganization to move the LG&E Energy group from an indirect Powergen subsidiary to an indirect E.ON subsidiary. This reorganization was effective in March 2003. In early 2004, LG&E Energy commenced direct reporting arrangements to E.ON.

LG&E Energy and KU Energy merged on May 4, 1998, with LG&E Energy as the surviving corporation. Management accounted for the merger as a pooling of interests and as a tax-free reorganization under the Internal Revenue Code. Following the acquisition, LG&E has continued to maintain its separate corporate identity and serve customers under its present name.

Note 3 - Rates and Regulatory Matters

The following regulatory assets and liabilities were included in LG&E's balance sheets as of December 31:

(in thousands)	2003	2002
VDT Costs	$ 67,810	$ 98,044
Deferred income taxes	1,798	1,797
LG&E/KU merger costs	-	1,815
ARO	6,015	-
Total regulatory assets	$75,623	$101,656
Deferred income taxes	$(42,978)	$(47,333)
ARO	(85)	-
Total regulatory liabilities	$(43,063)	$(47,333)

LG&E earns a current return on all regulatory assets except for the ARO regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset, and ARO liability at the time the underlying asset is retired.

Kentucky Commission Settlement Order - VDT Costs, ESM and Depreciation. During the first quarter of 2001, LG&E recorded a $144 million charge for a workforce reduction program. Primary components of the charge were separation benefits, enhanced early retirement benefits, and healthcare benefits. The result of this workforce reduction was the elimination of approximately 700 positions, accomplished primarily through a voluntary enhanced severance program.

In June 2001, LG&E filed an application (VDT case) with the Kentucky Commission to create a regulatory asset relating to these first quarter 2001 charges. The application requested permission to amortize these costs over a four-year period. The Kentucky Commission also opened a case to review a new depreciation study and resulting depreciation rates implemented in 2001.

LG&E reached a settlement in the VDT case as well as other cases involving the depreciation rates and ESM with all intervening parties. The settlement agreement was approved by a Kentucky Commission order in December 2001. The order allowed LG&E to set up a regulatory asset of $141 million for the workforce reduction costs and begin amortizing these costs over a five-year period starting in April 2001. The first quarter 2001 charge of $144 million represented all employees who had accepted a voluntary enhanced severance program. Some employees rescinded their participation in the voluntary enhanced severance program, thereby decreasing the original charge to the regulatory asset from $144 million to $141 million. The settlement reduces revenues approximately $26 million through a surcredit on bills to ratepayers over the same five-year period. The surcredit represents net savings stipulated by LG&E. The agreement also established LG&E's new depreciation rates in effect December 2001, retroactive to January 2001. The new depreciation rates decreased depreciation expense by $5.6 million in 2001.

PUHCA. Following the purchases of LG&E Energy by Powergen and Powergen by E.ON, Powergen and E.ON became registered holding companies under PUHCA. As a result, E.ON, its utility subsidiaries, including LG&E, and certain of its non-utility subsidiaries are subject to extensive regulation by the SEC under PUHCA with respect to issuances and sales of securities, acquisitions and sales of certain utility properties, and intra-system sales of certain goods and services. In addition, PUHCA generally limits the ability of registered holding companies to acquire additional public utility systems and to acquire and retain businesses unrelated to the utility operations of the holding company. LG&E believes that it has adequate authority (including financing authority) under existing SEC orders and regulations to conduct its business. LG&E will seek additional authorization when necessary.

ECR. In June 2000, the Kentucky Commission approved LG&E's application for a CCN to construct up to three SCR NOx reduction facilities. The construction and subsequent operation of the SCRs is intended to reduce NOx emission levels to meet the EPA's mandated NOx emission level of 0.15 lbs./ Mmbtu by May 2004. In its order, the Kentucky Commission ruled that LG&E's proposed plan for construction was "reasonable, cost-effective and will not result in the wasteful duplication of facilities." In October 2000, LG&E filed an application with the Kentucky Commission to amend its Environmental Compliance Plan to reflect the addition of the proposed NOx reduction technology projects and to amend its ECR Tariff to include an overall rate of return on capital investments. Approval of LG&E's application in April 2001 allowed LG&E to begin to recover the costs associated with these new projects, subject to Kentucky Commission oversight during normal six-month and two-year reviews.

In May 2002, the Kentucky Commission initiated a periodic two-year review of LG&E's environmental surcharge. The review included the operation of the surcharge mechanism, determination of the appropriateness of costs included in the surcharge mechanism, recalculation of the cost of debt to reflect actual costs for the period under review, final determination of the amount of environmental revenues over-collected from customers, and a final determination of the amount of environmental costs and revenues to be "rolled-in" to base rates. A final order was issued in October 2002, in which LG&E was ordered to refund $0.3 million to customers over the four month period beginning November 2002 and ending February 2003. Additionally, LG&E was ordered to roll $4.1 million into base rates and make corresponding adjustments to the monthly environmental surcharge filings to reflect that portion of environmental rate base now included in base rates going forward.

In August 2002, LG&E filed an application with the Kentucky Commission to amend its compliance plan to allow recovery of the cost of new and additional environmental compliance facilities. The estimated capital cost of the additional facilities is $71.1 million. A final order was issued in February 2003. The final order approved recovery of four new environmental compliance facilities totaling $43.1 million. A fifth project, expansion of the landfill facility at the Mill Creek Station, was denied without prejudice with an invitation to reapply for recovery when required construction permits are approved. Cost recovery through the environmental surcharge of the four approved projects commenced with bills rendered in April 2003.

In January 2003, the Kentucky Commission initiated a six-month review of LG&E's environmental surcharge. A final order was issued in April 2003, in which LG&E was ordered to refund $2.9 million it had previously over-collected from customers. In July 2003, the Kentucky Commission initiated a two-year review of LG&E's environmental surcharge. A final order was issued in December 2003 in which LG&E was ordered to roll $15.2 million of environmental assets into base rates and make corresponding adjustments to the monthly environmental surcharge filings to reflect that portion of environmental rate base now included in base rates on a going-forward basis. Additionally, LG&E was ordered to collect $0.2 million to correct for amounts under-collected from customers. The rates of return for LG&E's 1995 and post-1995 plans were reset to 3.32% and 10.92%, respectively.

ESM. LG&E's electric rates are subject to an ESM. The ESM, initially in place for three years beginning in 2000, sets an upper and lower point for rate of return on equity, whereby if LG&E's rate of return for the calendar year falls within the range of 10.5% to 12.5%, no action is necessary. If earnings are above the upper limit, the excess earnings are shared 40% with ratepayers and 60% with shareholders; if earnings are below the lower limit, the earnings deficiency is recovered 40% from ratepayers and 60% from shareholders. By order of the Kentucky Commission, rate changes prompted by the ESM filing go into effect in April of each year subject to a balancing adjustment in successive periods.

In November 2002, LG&E filed a revised ESM tariff which proposed continuance of the existing ESM through December 2005. In addition, the Kentucky Commission initiated a focused management audit to review the ESM plan and reassess its reasonableness, and recently concluded discovery in the case. LG&E and interested parties had the opportunity to provide recommendations for modification and continuance of the ESM or other forms of alternative or incentive regulation. Continuance of the ESM is still being deliberated by the Kentucky Commission and a final order is not expected until the second quarter. The ESM tariff remains in effect pending the resolution of the case.

LG&E made its third ESM filing in February 2003 for the calendar year 2002 reporting period. LG&E is in the process of recovering $13.6 million from customers for the 2002 reporting period. LG&E estimated that the rate of return will fall below the lower limit, subject to Kentucky Commission approval, for the year ended December 31, 2003. The 2003 financial statements include an accrual to reflect the earnings deficiency of $8.9 million to be recovered from customers commencing in April 2004.

DSM. LG&E's rates contain a DSM provision. The provision includes a rate mechanism that provides concurrent recovery of DSM costs and provides an incentive for implementing DSM programs. This provision allowed LG&E to recover revenues from lost sales associated with the DSM programs. In May 2001, the Kentucky Commission approved LG&E's plan to continue DSM programs. This plan called for the expansion of the DSM programs into the service territory served by KU and proposed a mechanism to recover revenues from lost sales associated with DSM programs based on program plan engineering estimates and post-implementation evaluation.

Gas Supply Cost PBR Mechanism. Since November 1, 1997, LG&E has operated under an experimental PBR mechanism related to its gas procurement activities. For each of the last five years, LG&E's rates have been adjusted to recover its portion of the savings (or expenses) incurred during each of the five 12-month periods beginning November 1 and ending October 31. Since its implementation on November 1, 1997, through October 31, 2003, LG&E has achieved $51.7 million in savings. Of that total savings amount, LG&E's portion has been $20.5 million and the ratepayers' portion has been $31.2 million. Pursuant to the extension of LG&E gas supply cost PBR mechanism effective November 1, 2001, the sharing mechanism under PBR requires savings (and expenses) to be shared 25% with shareholders and 75% with ratepayers up to 4.5% of the benchmarked gas costs. Savings (and expenses) in excess of 4.5% of the benchmarked gas costs are shared 50% with shareholders and 50% with ratepayers. LG&E is obligated to file a report and assessment with the Kentucky Commission by December 31, 2004, seeking an extension or modification of the mechanism.

FAC. LG&E employs an FAC mechanism, which under Kentucky law allows LG&E to recover from customers the actual fuel costs associated with retail electric sales. In February 1999, LG&E received orders from the Kentucky Commission requiring a refund to retail electric customers of approximately $3.9 million resulting from reviews of the FAC from November 1994 through April 1998. While legal challenges to the Kentucky Commission order were pending, a comprehensive settlement was reached by all parties and approved by the Kentucky Commission in May 2002. Thereunder, LG&E agreed to credit its fuel clause in the amount of $0.7 million (such credit provided over the course of June and July 2002), and the parties agreed on a prospective interpretation of the state's FAC regulation to ensure consistent and mutually acceptable application going forward.

In January 2003, the Kentucky Commission reviewed KU's FAC for the six-month period ending October 2002 and, as part of the Order in that case, required that an independent audit be conducted to examine operational and management aspects of both KU's and LG&E's fuel procurement functions. The final report was issued in February 2004. The report's recommendations related to documentation and process improvements will be addressed with the Kentucky Commission staff as Management Audit Action Plans are developed in the second quarter of 2004.

The Kentucky Commission requires public hearings at six-month intervals to examine past fuel adjustments, and at two-year intervals to review past operations of the fuel clause and transfer of the then current fuel adjustment charge or credit to the base charges. No significant issues have been identified as a result of these reviews.

Electric and Gas Rate Cases. In December 2003, LG&E filed applications with the Kentucky Commission requesting adjustments in LG&E's electric and gas rates. LG&E asked for general adjustments in electric and gas rates based on the twelve month test year ended September 30, 2003. The revenue increases requested were $63.8 million for electric and $19.1 million for gas. The Kentucky Commission has suspended the effective date of the proposed new tariffs for five months, so that the rates may go into effect subject to refund by July 1, 2004. The Kentucky Commission established a procedural schedule for the cases pertaining to discovery and hearings. Hearings will be held in May 2004. LG&E expects the Kentucky Commission to issue orders in the cases before new rates go into effect July 1, 2004.

Wholesale Natural Gas Prices. On September 12, 2000, the Kentucky Commission issued an order establishing Administrative Case No. 384 – "An Investigation of Increasing Wholesale Natural Gas Prices and the Impacts of Such Increase on the Retail Customers Served by Kentucky's Jurisdictional Natural Gas Distribution Companies".

Subsequent to this investigation, the Kentucky Commission issued an order on July 17, 2001, encouraging the natural gas distribution companies in Kentucky to take various actions, among them to propose a natural gas hedge plan, consider performance-based ratemaking mechanisms, and to increase the use of storage.

In April 2003, in Case No. 2003-00149, LG&E proposed a hedge plan for the 2003/2004 winter heating season with two alternatives, the first relying upon LG&E's storage and the second relying upon a combination of LG&E's storage and financial hedge instruments. In July 2003, the Kentucky Commission approved LG&E's first alternative which relies upon storage to mitigate the price volatility to which customers might otherwise be exposed. The Kentucky Commission validated the effectiveness of storage to mitigate potential volatility associated with high winter gas prices by approving this natural gas hedge plan.

Kentucky Commission Administrative Case for Affiliate Transactions. In December 1997, the Kentucky Commission opened Administrative Case No. 369 to consider Kentucky Commission policy regarding cost allocations, affiliate transactions and codes of conduct governing the relationship between utilities and their non-utility operations and affiliates. The Kentucky Commission intended to address two major areas in the proceedings: the tools and conditions needed to prevent cost shifting and cross-subsidization between regulated and non-utility operations; and whether a code of conduct should be established to assure that non-utility segments of the holding company are not engaged in practices that could result in unfair competition caused by cost shifting from the non-utility affiliate to the utility. In early 2000, the Kentucky General Assembly enacted legislation, House Bill 897, which authorized the Kentucky Commission to require utilities that provide nonregulated activities to keep separate accounts and allocate costs in accordance with procedures established by the Kentucky Commission. In the same bill, the General Assembly set forth provisions to govern a utility's activities related to the sharing of information, databases, and resources between its employees or an affiliate involved in the marketing or the provision of nonregulated activities and its employees or an affiliate involved in the provision of regulated services. The legislation became law in July 2000 and LG&E has been operating pursuant thereto since that time. In February 2001, the Kentucky Commission published notice of its intent to promulgate new administrative regulations under the auspices of this new law. This effort is still on-going.

Kentucky Commission Administrative Case for System Adequacy. In June 2001, Kentucky's Governor issued Executive Order 2001-771, which directed the Kentucky Commission to review and study issues relating to the need for and development of new electric generating capacity in Kentucky. In response to that Executive Order, the Kentucky Commission opened Administrative Case No. 387 to review the adequacy of Kentucky's generation capacity and transmission system. Specifically, the items reviewed were the appropriate level of reliance on purchased power, the appropriate reserve margins to meet existing and future electric demand, the impact of spikes in natural gas prices on electric utility planning strategies, and the adequacy of Kentucky's electric transmission facilities. In December 2001, the Kentucky Commission issued an order in which it noted that LG&E is responsibly addressing the long-term supply needs of native load customers and that current reserve margins are appropriate. However, due to the rapid pace of change in the industry, the order also requires LG&E to provide an annual assessment of supply resources, future demand, reserve margin, and the need for new resources.

Regarding the transmission system, the Kentucky Commission concluded that the transmission system within Kentucky can reliably serve native load and a significant portion of the proposed new unregulated power plants. However, it will not be able to handle the volume of transactions envisioned by FERC without future upgrades, the costs of which should be borne by those for whom the upgrades are required.

The Kentucky Commission pledged to continue to monitor all relevant issues and advocate Kentucky's interests at all opportunities.

FERC SMD NOPR. On July 31, 2002, FERC issued a NOPR in Docket No. RM01-12-000 which would substantially alter the regulations governing the nation's wholesale electricity markets by establishing a common set of rules, defined as SMD. The SMD NOPR would require each public utility that owns, operates, or controls interstate transmission facilities to become an Independent Transmission Provider (ITP), belong to an RTO that is an ITP, or contract with an ITP for operation of its transmission assets. It would also establish a standardized congestion management system, real-time and day-ahead energy markets, and a single transmission service for network and point-to-point transmission customers. Review of the proposed rulemaking is underway and no timeframe has been established by the FERC for adoption of a final rule. While it is expected that the SMD final rule will affect LG&E revenues and expenses, the specific impact of the rulemaking is not known at this time.

MISO. LG&E and KU are founding members of the MISO. Membership was obtained in 1998 in response to and consistent with federal policy initiatives. In February 2002, LG&E and KU turned over operational control of their high voltage transmission facilities (100kV and above) to the MISO. The MISO currently controls over 100,000 miles of transmission over 1.1 million square miles located in the northern Midwest between Manitoba, Canada and Kentucky. In September 2002, FERC granted a 12.88% ROE on transmission facilities for LG&E, KU and the rest of the MISO owners.

In October 2001, the FERC issued an order requiring that the bundled retail load and grandfathered wholesale load of each member transmission owner be included in the current calculation of the MISO's "cost-adder," the Schedule 10 charges designed to recover the MISO's costs of operation, including start-up capital (debt) costs. LG&E and KU, along with several other transmission owners, opposed the FERC's ruling on this matter. The opposition was rejected by the FERC in 2002. Later that year, the MISO's transmission owners, appealed the FERC's decision to the United States Court of Appeals for the District of Columbia Circuit. In response in November 2002, the FERC requested that the Court issue a partial remand of its challenged orders to allow the FERC to revisit certain issues, and requested that the case be held in abeyance pending the agency's resolution of such issues. The Court granted the FERC's petition in December 2002. In February 2003, FERC issued an order reaffirming its position concerning the calculation of the Schedule 10 charges and in July 2003 denied a rehearing. LG&E and KU, along with several other transmission owners, have again petitioned the District Court of Columbia Circuit for review. This case is currently pending.

As a separate matter, MISO, its transmission owners and other interested industry segments reached a settlement in mid-2002 regarding the level of cost responsibility properly borne by bundled and grandfathered load under these FERC rulings (such settlement expressly not prejudicing the transmission owners' and LG&E's right to challenge the FERC's ruling imposing cost responsibility on bundled loads in the first instance). In February 2003, FERC accepted a partial settlement between MISO and the transmission owners. FERC did not accept the only contested section of the settlement, which would have allowed the transmission owners to immediately treat unrecoverable Schedule 10 charges as regulatory assets. FERC will consider allowing regulatory asset treatment of unrecoverable Schedule 10 charges on a case-by-case basis.

The MISO plans to implement a congestion management system in December 2004, in compliance with FERC Order 2000. This system will be similar to the Locational Marginal Pricing (LMP) system currently used by the PJM RTO and contemplated in FERC's SMD NOPR, currently being discussed. The MISO filed with FERC a mechanism for recovery of costs for the congestion management system. They proposed the addition of two new Schedules, 16 and 17. Schedule 16 is the MISO's cost recovery mechanism for the Financial Transmission Rights Administrative Service it will provide. Schedule 17 is the MISO's mechanism for recovering costs it will incur for providing Energy Marketing Support Administrative Service. The MISO transmission owners, including LG&E and KU, have objected to the allocation of costs among market participants and retail native load. A hearing at FERC has been completed, but a ruling has not been issued.

The Kentucky Commission opened an investigation into LG&E's and KU's membership in MISO in July 2003. The Kentucky Commission directed LG&E and KU to file testimony addressing the costs and benefits of MISO membership both currently and over the next five years and other legal issues surrounding continued membership. LG&E and KU engaged an independent third party to conduct a cost benefit analysis on this issue. The information was filed with the Kentucky Commission in September 2003. The analysis and testimony supported the exit from MISO, under certain conditions. The MISO filed its own testimony and cost benefit analysis in December 2003. A final Kentucky Commission order is expected in the second quarter of 2004.

ARO. In 2003, LG&E recorded $6.0 million in regulatory assets and $0.1 million in regulatory liabilities related to SFAS No. 143, *Accounting for Asset Retirement Obligations*.

Merger Surcredit. As part of the LG&E Energy merger with KU Energy in 1998, LG&E Energy estimated non-fuel savings over a ten-year period following the merger. Costs to achieve these savings for LG&E of $50.2 million were recorded in the second quarter of 1998, $18.1 million of which was deferred and amortized over a five-year period pursuant to regulatory orders. Primary components of the merger costs were separation benefits, relocation costs, and transaction fees, the majority of which were paid by December 31, 1998. LG&E expensed the remaining costs associated with the merger ($32.1 million) in the second quarter of 1998.

In approving the merger, the Kentucky Commission adopted LG&E's proposal to reduce its retail customers' bills based on one-half of the estimated merger-related savings, net of deferred and amortized amounts, over a five-year period. The surcredit mechanism provides that 50% of the net non-fuel cost savings estimated to be achieved from the merger be provided to ratepayers through a monthly bill credit, and 50% be retained by LG&E and KU, over a five-year period. The surcredit was allocated 53% to KU and 47% to LG&E. In that same order, the Commission required LG&E and KU, after the end of the five-year period, to present a plan for sharing with ratepayers the then-projected non-fuel savings associated with the merger. The Companies submitted this filing in January 2003, proposing to continue to share with ratepayers, on a 50%/50% basis, the estimated fifth-year gross level of non-fuel savings associated with the merger. In October 2003, the Kentucky Commission issued an order approving a settlement agreement reached with the parties in the case. LG&E's merger surcredit will remain in place for another five-year term beginning July 1, 2003 and the merger savings will continue to be shared 50% with ratepayers and 50% with shareholders.

Any fuel cost savings are passed to Kentucky customers through the fuel adjustment clause. See FAC above.

Note 4 - Financial Instruments

The cost and estimated fair values of LG&E's non-trading financial instruments as of December 31, 2003, and 2002 follow:

(in thousands)	2003 Cost	2003 Fair Value	2002 Cost	2002 Fair Value
Preferred stock subject to mandatory redemption	$ 23,750	$ 23,893	$ 25,000	$ 25,188
Long-term debt (including current portion)	574,304	576,174	616,904	623,325
Long-term debt from Fidelia	200,000	206,333	-	-
Interest-rate swaps	-	(15,966)	-	(17,115)

All of the above valuations reflect prices quoted by exchanges except for the swaps and intercompany loans. The fair values of the swaps and intercompany loans reflect price quotes from dealers or amounts calculated using accepted pricing models.

Interest Rate Swaps. LG&E uses interest rate swaps to hedge exposure to market fluctuations in certain of its debt instruments. Pursuant to policy, use of these financial instruments is intended to mitigate risk and earnings volatility and is not speculative in nature. Management has designated all of the interest rate swaps as hedge instruments. Financial instruments designated as cash flow hedges have resulting gains and losses recorded within other comprehensive income and stockholders' equity. To the extent a financial instrument or the underlying item being hedged is prematurely terminated or the hedge becomes ineffective, the resulting gains or losses are reclassified from other comprehensive income to net income.

As of December 31, 2003 and 2002, LG&E was party to various interest rate swap agreements with aggregate notional amounts of $228.3 million and $117.3 million, respectively. Under these swap agreements, LG&E paid fixed rates averaging 4.38% and 5.13% and received variable rates based on LIBOR or the Bond Market Association's municipal swap index averaging 1.11% and 1.52% at December 31, 2003 and 2002, respectively. The swap agreements in effect at December 31, 2003 have been designated as cash flow hedges and mature on dates ranging from 2005 to 2033. The hedges have been deemed to be fully effective resulting in a pretax gain of $1.1 million for 2003, recorded in other comprehensive income. Upon expiration of these hedges, the amount recorded in other comprehensive income will be reclassified into earnings. The amounts expected to be reclassified from other comprehensive income to earnings in the next twelve months is immaterial.

Energy Trading & Risk Management Activities. LG&E conducts energy trading and risk management activities to maximize the value of power sales from physical assets it owns, in addition to the wholesale sale of excess asset capacity. Certain energy trading activities are accounted for on a mark-to-market basis in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.* Wholesale sales of excess asset capacity and wholesale purchases are treated as normal sales and purchases under SFAS No. 133 and SFAS No. 138 and are not marked to market.

The rescission of EITF No. 98-10 for fiscal periods ending after December 15, 2002, had no impact on LG&E's energy trading and risk management reporting as all forward and option contracts marked to market under EITF No. 98-10 are also within the scope of SFAS No. 133.

The table below summarizes LG&E's energy trading and risk management activities for 2003 and 2002:

(in thousands)	2003	2002
Fair value of contracts at beginning of period, net liability	$ (156)	$ (186)
Fair value of contracts when entered into during the period	2,654	(65)
Contracts realized or otherwise settled during the period	(569)	448
Changes in fair values due to changes in assumptions	(1,357)	(353)
Fair value of contracts at end of period, net liability	$ 572	$ (156)

No changes to valuation techniques for energy trading and risk management activities occurred during 2003. Changes in market pricing, interest rate and volatility assumptions were made during both years. All contracts outstanding at December 31, 2003, have a maturity of less than one year and are valued using prices actively quoted for proposed or executed transactions or quoted by brokers.

LG&E maintains policies intended to minimize credit risk and revalues credit exposures daily to monitor compliance with those policies. At December 31, 2003, 100% of the trading and risk management commitments were with counterparties rated BBB-/Baa3 equivalent or better.

LG&E hedges the price volatility of its forecasted peak electric off-system sales with the sale of market-traded electric forward contracts for periods less than one year. These electric forward sales have been designated as cash flow hedges and are not speculative in nature. Gains or losses on these instruments, to the extent that the hedging relationship has been effective, are deferred in other comprehensive income. Gains and losses resulting from ineffectiveness are shown in LG&E's Consolidated Statements of Income in other income (expense) – net. Upon expiration of these instruments, the amount recorded in other comprehensive income is recorded in earnings. In 2003, LG&E recognized a pre-tax loss of approximately $18,000, and a loss, net of tax, deferred in other comprehensive income of approximately $147,000.

Accounts Receivable Securitization. On February 6, 2001, LG&E implemented an accounts receivable securitization program. The purpose of this program was to enable LG&E to accelerate the receipt of cash from the collection of retail accounts receivable, thereby reducing dependence upon more costly sources of working capital. The securitization program allowed for a percentage of eligible receivables to be sold. Eligible receivables were generally all receivables associated with retail sales that have standard terms and are not past due. LG&E was able to terminate the program at any time without penalty.

LG&E terminated the accounts receivable securitization program in January 2004 and replaced it with long-term intercompany loans from an E.ON affiliate. The accounts receivable program required LG&E R to maintain minimum levels of net worth. The program also contained a cross-default provision if LG&E defaulted on debt obligations in excess of $25 million. If there was a significant deterioration in the payment record of the receivables by the retail customers or if LG&E failed to meet certain covenants regarding the program, the program could terminate at the election of the financial institutions. In this case, payments from retail customers would first be used to repay the financial institutions participating in the program, and would then be available for use by LG&E. LG&E did not violate any covenants with regard to the accounts receivable securitization program.

As part of the program, LG&E sold retail accounts receivables to a wholly owned subsidiary, LG&E R. Simultaneously, LG&E R entered into two separate three-year accounts receivable securitization facilities with two financial institutions and their affiliates whereby LG&E R could sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $75 million from an unrelated third-party purchaser. The effective cost of the receivables program was comparable to LG&E's lowest cost source of capital, and was based on prime rated commercial paper. LG&E retained servicing rights of the sold receivables through two separate servicing agreements with the third-party purchaser. LG&E obtained an opinion from independent legal counsel indicating these transactions qualified as a true sale of receivables. As of December 31, 2003, the outstanding program balance was $58.0 million.

To determine LG&E's retained interest, the proceeds on the sale of receivables to the financial institutions were netted against the amount of eligible receivables sold by LG&E to LG&E R. Interest expense, program fees, and facility fees paid to the financial institutions and an allowance for doubtful accounts were deducted to arrive at the future value of retained interest. The future value was discounted using the prime rate plus 25 basis points, assuming a 45-day receivable life. Pre-tax gains and losses from the sale of the receivables in 2003, 2002 and 2001 were gains of $20,648, $46,727 and a loss of $206,578, respectively. LG&E's net cash flows from LG&E R were $(6.2) million, $20.2 million and $39.7 million for 2003, 2002 and 2001, respectively.

The allowance for doubtful accounts associated with the eligible securitized receivables at December 31 was $1.4 million, $1.9 million and $1.3 million in 2003, 2002 and 2001, respectively. This allowance was based on historical experience of LG&E. Each securitization facility contained a fully funded reserve for uncollectible receivables.

Note 5 - Concentrations of Credit and Other Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on- or off-balance sheet) relate to groups of customers or counterparties that have similar economic or industry characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

LG&E's customer receivables and gas and electric revenues arise from deliveries of natural gas to approximately 312,000 customers and electricity to approximately 384,000 customers in Louisville and adjacent areas in Kentucky. For the year ended December 31, 2003, 70% of total revenue was derived from electric operations and 30% from gas operations.

In November 2001, LG&E and IBEW Local 2100 employees, which represent approximately 70% of LG&E's workforce, entered into a four-year collective bargaining agreement and completed wage and benefit re-opener negotiations in October 2003.

Note 6 - Pension and Other Post Retirement Benefit Plans

LG&E has both funded and unfunded non-contributory defined benefit pension plans and other post-retirement benefit plans that together cover substantially all of its employees. The healthcare plans are contributory with participants' contributions adjusted annually.

LG&E uses December 31 as the measurement date for its plans.

Obligations and Funded Status. The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three-year period ending December 31, 2003, and a statement of the funded status as of December 31, 2003, for LG&E's sponsored defined benefit plan:

(in thousands)	2003	2002	2001
Pension Plans:			
Change in benefit obligation			
Benefit obligation at beginning of year	$364,794	$ 356,293	$ 310,822
Service cost	1,757	1,484	1,311
Interest cost	23,190	24,512	25,361
Plan amendments	3,978	576	1,550
Change due to transfers	(2,759)	-	-
Curtailment loss	-	-	24,563
Special termination benefits	-	-	53,610
Benefits and lump sums paid	(33,539)	(34,823)	(53,292)
Actuarial (gain) or loss and other	21,270	16,752	(7,632)
Benefit obligation at end of year	$ 378,691	$ 364,794	$ 356,293
Change in plan assets			
Fair value of plan assets at beginning of year	$196,314	$ 233,944	$ 333,378
Actual return on plan assets	47,152	(15,648)	(27,589)
Employer contributions	89,125	336	374
Changes due to transfers	238	13,814	(17,508)
Benefits and lump sums paid	(33,539)	(34,824)	(53,292)
Administrative expenses	(1,512)	(1,308)	(1,419)
Fair value of plan assets at end of year	$ 297,778	$ 196,314	$ 233,944

(in thousands)	2003	2002	2001
Reconciliation of funded status			
Funded status	$ (80,913)	$(168,480)	$(122,349)
Unrecognized actuarial (gain) or loss	56,219	60,313	18,800
Unrecognized transition (asset) or obligation	(2,183)	(3,199)	(4,215)
Unrecognized prior service cost	32,275	32,265	35,435
Net amount recognized at end of year	$ 5,398	$ (79,101)	$ (72,329)
Other Benefits:			
Change in benefit obligation			
Benefit obligation at beginning of year	$ 93,233	$ 89,946	$ 56,981
Service cost	604	444	358
Interest cost	6,872	5,956	5,865
Plan amendments	7,380	-	1,487
Curtailment loss	-	-	8,645
Special termination benefits	-	-	18,089
Benefits and lump sums paid	(9,313)	(4,988)	(4,877)
Actuarial (gain) or loss	9,254	1,875	3,398
Benefit obligation at end of year	$108,030	$ 93,233	$ 89,946
Change in plan assets			
Fair value of plan assets at beginning of year	$ 1,478	$ 2,802	$ 7,166
Actual return on plan assets	2,076	(533)	(765)
Employer contributions	6,401	4,213	1,470
Changes due to transfers	-	-	(188)
Benefits and lump sums paid	(9,281)	(5,004)	(4,881)
Fair value of plan assets at end of year	$ 674	$ 1,478	$ 2,802
Reconciliation of funded status			
Funded status	$(107,356)	$(91,755)	$(87,144)
Unrecognized actuarial (gain) or loss	23,724	16,971	15,947
Unrecognized transition (asset) or obligation	6,027	6,697	7,346
Unrecognized prior service cost	11,482	5,995	5,302
Net amount recognized at end of year	$ (66,123)	$(62,092)	$(58,549)

Amounts Recognized in Statement of Financial Position. The following tables provide the amounts recognized in the balance sheet and information for plans with benefit obligations in excess of plan assets as of December 31, 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Pension Plans:			
Amounts recognized in the balance sheet consisted of:			
Prepaid benefits cost	$ -	$ -	$ -
Accrued benefit liability	(74,474)	(162,611)	(108,977)
Intangible asset	32,275	32,799	11,936
Accumulated other comprehensive income	47,597	50,711	24,712
Net amount recognized at year-end	$ 5,398	$ (79,101)	$ (72,329)

(in thousands)	2003	2002	2001
Additional year-end information for plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligation	$ 378,691	$ 364,794	$ 356,293
Accumulated benefit obligation	372,252	358,956	352,477
Fair value of plan assets	297,778	196,314	233,944
Other Benefits:			
Amounts recognized in the balance sheet consisted of:			
Accrued benefit liability	$ (66,123)	$ (62,092)	$ (58,549)
Additional year-end information for plans with benefit obligations in excess of plan assets:			
Projected benefit obligation	$108,030	$ 93,233	$ 89,946
Fair value of plan assets	674	1,478	2,802
Increase (decrease) in minimum liability included in other comprehensive income	$ (3,114)	$ 25,999	$ 24,712

Components of Net Periodic Benefit Cost. The following table provides the components of net periodic benefit cost for the plans for 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Pension Plans:			
Components of net periodic benefit cost			
Service cost	$ 1,756	$ 1,484	$ 1,311
Interest cost	23,190	24,512	25,361
Expected return on plan assets	(22,785)	(21,639)	(26,360)
Amortization of prior service cost	3,792	3,777	3,861
Amortization of transition (asset) or obligation	(1,016)	(1,016)	(1,000)
Recognized actuarial (gain) or loss	2,219	21	(777)
Net periodic benefit cost	$ 7,156	$ 7,139	$ 2,396
Special charges			
Prior service cost recognized	$ -	$ -	$ 10,237
Special termination benefits	-	-	53,610
Settlement loss	-	-	(2,244)
Total charges	$ -	$ -	$ 61,603
Other Benefits:			
Components of net periodic benefit cost			
Service cost	$ 604	$ 444	$ 358
Interest cost	6,872	5,956	5,865
Expected return on plan assets	(51)	(204)	(420)
Amortization of prior service cost	1,768	920	951
Amortization of transition (asset) or obligation	670	650	719
Recognized actuarial (gain) or loss	505	116	(32)
Net periodic benefit cost	$ 10,368	$ 7,882	$ 7,441

(in thousands)	2003	2002	2001
Special charges			
Curtailment loss	$ -	$ -	$ 6,671
Transition obligation recognized	-	-	4,743
Prior service cost recognized	-	-	2,391
Special termination benefits	-	-	18,089
Total charges	$ -	$ -	$ 31,894

The assumptions used in the measurement of LG&E's pension benefit obligation are shown in the following table:

	2003	2002	2001
Weighted-average assumptions as of December 31:			
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase	3.00%	3.75%	4.25%

The assumptions used in the measurement of LG&E's net periodic benefit cost are shown in the following table:

	2003	2002	2001
Discount rate	6.75%	7.25%	7.75%
Expected long-term return on plan assets	9.00%	9.50%	9.50%
Rate of compensation increase	3.75%	4.25%	4.75%

To develop the expected long-term rate of return on assets assumption, LG&E considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Assumed Healthcare Cost Trend Rates. For measurement purposes, a 12.0% annual increase in the per capita cost of covered healthcare benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% by 2015 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1% change in assumed healthcare cost trend rates would have the following effects:

(in thousands)	1% Decrease	1% Increase
Effect on total of service and interest cost components for 2003	$ (276)	$ 313
Effect on year-end 2003 postretirement benefit obligations	$(3,482)	$3,875

Plan Assets. The following table shows LG&E's weighted-average asset allocation by asset category at December 31:

	2003	2002	2001
Pension Plans:			
Equity securities	66%	64%	70%
Debt securities	33	34	28
Other	1	2	2
Totals	100%	100%	100%

	2003	2002	2001
Other Benefits:			
Equity securities	0 %	0%	97%
Debt securities	100	100	3
Totals	100%	100%	100%

The investment policy of the pension plans was developed in conjunction with financial consultants, investment advisors and legal counsel. The goal of the investment policy is to preserve the capital of the fund and maximize investment earnings with a targeted real rate of return (adjusted for inflation) objective of 6.0 percent.

The fund focuses on a long-term investment time horizon of at least three to five years or a complete market cycle. The assets of the pension plans are broadly diversified within different asset classes (equities, fixed income securities and cash equivalents).

To minimize the risk of large losses in a single asset class, no more than 5% of the portfolio will be invested in the securities of any one issuer with the exclusion of the U.S. government and its agencies. The equity portion of the Fund is diversified among the market's various subsections to diversify risk, maximize returns and avoid undue exposure to any single economic sector, industry group or individual security. The equity subsectors include, but are not limited to growth, value, small capitalization and international.

In addition, the overall fixed income portfolio holdings have a maximum average weighted maturity of no more than fifteen (15) years, with the weighted average duration of the portfolio being no more than eight (8) years. All securities must be rated "investment grade" or better and foreign bonds in the aggregate shall not exceed 10% of the total fund. The cash investments should be in securities that either are of short maturities (not to exceed 180 days) or readily marketable with modest risk.

Derivative securities are permitted only to improve the portfolio's risk/return profile or to reduce transaction costs and must be used in conjunction with underlying physical assets in the portfolio. Derivative securities that involve speculation, leverage, interest rate anticipation, or any undue risk whatsoever are not deemed appropriate investments.

The investment objective for the post retirement benefit plan is to provide current income consistent with stability of principal and liquidity while maintaining a stable net asset value of $1.00 per share. The post retirement funds are invested in a prime cash money market fund that invests primarily in a portfolio of short-term, high-quality fixed income securities issued by banks, corporations and the U.S. government.

Contributions. LG&E made a discretionary contribution to the pension plan of $34.5 million in January 2004. No further discretionary contributions are planned and no contributions are required for 2004.

Thrift Savings Plans. LG&E has a thrift savings plan under section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may defer and contribute to the plan a portion of current compensation in order to provide future retirement benefits. LG&E makes contributions to the plan by matching a portion of the employee contributions. The costs of this matching were approximately $1.8 million for 2003, $1.7 million for 2002 and $1.2 million for 2001.

Note 7 - Income Taxes

Components of income tax expense are shown in the table below:

(in thousands)		2003	2002	2001
Included in operating expenses:				
Current	- federal	$30,598	$26,231	$42,997
	- state	11,007	8,083	8,668
Deferred	- federal – net	16,922	20,464	12,310
	- state – net	1,746	4,410	3,767
Amortization of investment tax credit		(4,207)	(4,153)	(4,290)
Total		56,066	55,035	63,452

(in thousands)		2003	2002	2001
Included in other income - net:				
Current	- federal	(4,830)	(1,667)	(1,870)
	- state	(1,004)	(430)	(483)
Deferred	- federal – net	(129)	(206)	285
	- state – net	(30)	(53)	73
Total		(5,993)	(2,356)	(1,995)
Total income tax expense		$50,073	$52,679	$61,457

Components of net deferred tax liabilities included in the balance sheet are shown below:

(in thousands)	2003	2002
Deferred tax liabilities:		
Depreciation and other plant-related items	$365,460	$346,737
Other liabilities	52,976	64,734
	418,436	411,471
Deferred tax assets:		
Investment tax credit	20,314	22,012
Income taxes due to customers	16,620	18,431
Pensions	5,345	21,056
Accrued liabilities not currently deductible and other	38,453	36,747
	80,732	98,246
Net deferred income tax liability	$337,704	$313,225

A reconciliation of differences between the statutory U.S. federal income tax rate and LG&E's effective income tax rate follows:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.4	5.6	4.7
Amortization of investment tax credit	(3.0)	(2.9)	(2.6)
Other differences – net	(1.9)	(0.5)	(0.6)
Effective income tax rate	35.5%	37.2%	36.5%

The decrease in the effective rate in 2003 compared to 2002 relates to the recognition of tax benefits for prior year audit settlements and excess deferred tax adjustments.

Note 8 - Other Income (Expense) - Net

Other income (expense) - net consisted of the following at December 31:

(in thousands)	2003	2002	2001
Interest and dividend income (expense)	$(1,254)	$ 554	$ 856
Income and other taxes	5,943	2,305	1,945
Other	(5,894)	(2,044)	129
	$(1,205)	$ 815	$2,930

Note 9 - Long-Term Debt

Refer to the Consolidated Statements of Capitalization for detailed information for LG&E's long-term debt.

Long-term debt and the current portion of long-term debt consists primarily of first mortgage bonds, pollution control bonds, and long-term loans from affiliated companies as summarized below (in thousands of $). Interest rates and maturities in the table below are for the amounts outstanding at December 31, 2003 and reflect the impact of interest rate swaps.

	Stated Interest Rates	Weighted Average Interest Rate	Maturities	Principal Amounts
Noncurrent portion	Variable - 5.90%	4.23%	2027-2033	$ 528,104
Current portion	Variable	1.46%	2017-2027	246,200

Under the provisions for LG&E's variable-rate pollution control bonds, Series S, T, U, BB, CC, DD and EE, the bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events, causing the bonds to be classified as current portion of long-term debt in the Consolidated Balance Sheets. The average annualized interest rate for these bonds during 2003 was 1.10%.

Interest rate swaps are used to hedge LG&E's underlying variable-rate debt obligations. These swaps hedge specific debt issuances and, consistent with management's designation, are accorded hedge accounting treatment. As of December 31, 2003, LG&E had swaps with a combined notional value of $228.3 million. The swaps exchange floating-rate interest payments for fixed rate interest payments to reduce the impact of interest rate changes on LG&E's pollution control bonds. See Note 4.

In November 2003, LG&E issued $128 million variable-rate pollution control bonds due October 1, 2033, and exercised its call option on the $102 million, 5.625% pollution control bonds due August 15, 2019 and on the $26 million, 5.45% pollution control bonds due October 15, 2020.

LG&E's first mortgage bond, 6% Series of $42.6 million, matured in 2003.

In October 2002, LG&E issued $41.7 million variable-rate pollution bonds due October 1, 2032, and exercised its call option on $41.7 million, 6.55% pollution control bonds due November 1, 2020.

In March 2002, LG&E refinanced four unsecured pollution control bonds with an aggregate principal balance of $120 million and replaced them with secured pollution control bonds. The new bonds and the previous bonds were all variable-rate bonds, and the maturity dates remained unchanged.

Annual requirements for the sinking funds of LG&E's first mortgage bonds (other than the first mortgage bonds issued in connection with certain pollution control bonds) are the amounts necessary to redeem 1% of the highest principal amount of each series of bonds at any time outstanding. Property additions (166 2/3% of principal amounts of bonds otherwise required to be so redeemed) have been applied in lieu of cash, such that the sinking fund requirements are fully met.

Substantially all of LG&E's utility plant is pledged as security for its first mortgage bonds. LG&E's first mortgage bond indenture, as supplemented, provides that portions of retained earnings will not be available for the payment of dividends on common stock, under certain specified conditions. LG&E has not violated any of these conditions that could cause any portion of retained earnings to be restricted by this provision.

During 2003, LG&E entered into two long-term loans from an affiliated company totaling $200 million. Of this total, $100 million is unsecured with an interest rate of 4.55% and matures in April 2013. The remaining $100 million is secured by a lien subordinated to the first mortgage bond lien, has an interest rate of 5.31% and matures in August 2013. The second lien applies to substantially all utility assets of LG&E.

LG&E has existing $5.875 series mandatorily redeemable preferred stock outstanding having a current redemption price of $100 per share. The preferred stock has a sinking fund requirement sufficient to retire a minimum of 12,500 shares on July 15 of each year commencing with July 15, 2003, and the remaining 187,500 shares on July 15, 2008 at $100 per share. LG&E redeemed 12,500 shares in accordance with these provisions on July 15, 2003, leaving 237,500 shares currently outstanding. Beginning with the three months ended September 30, 2003, LG&E reclassified its $5.875 series preferred stock as long-term debt with the minimum shares mandatorily redeemable within one year classified as current.

The following table reflects the long-term debt maturities:

(in thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Pollution control bonds	$246,200 (1)	$ -	$ -	$ -	$ -	$328,104	$574,304
Notes payable to Fidelia	-	-	-	-	-	200,000	200,000
Mandatorily redeemable preferred stock	1,250	1,250	1,250	1,250	18,750	-	23,750
	$247,450	$1,250	$1,250	$1,250	$18,750	$528,104	$798,054

(1) Includes $246,200 of bonds with put provisions that allow the holders to sell bonds back to LG&E at a specific price before maturity.

In January 2004, LG&E entered into one additional long-term loan from an affiliated company totaling $25 million with an interest rate of 4.33% that matures in January 2012. The loan is secured by a lien subordinated to the first mortgage bond lien. The proceeds were used to repay amounts due under the accounts receivable securitization program.

Note 10 - Notes Payable and Other Short-Term Obligations

LG&E participates in an intercompany money pool agreement wherein LG&E Energy and KU make funds available to LG&E at market-based rates (based on an index of highly rated commercial paper issues as of the prior month end) up to $400 million. Likewise, LG&E Energy and LG&E make funds available to KU at market-based rates up to $400 million. The balance of the money pool loan from LG&E Energy (shown as "Notes payable to affiliate") was $80.3 million at an average rate of 1.00% and $193.1 million at an average rate of 1.61%, at December 31, 2003 and 2002, respectively. The amount available to LG&E under the money pool agreement at December 31, 2003 was $319.7 million. LG&E Energy maintains a revolving credit facility totaling $150 million with an affiliate to ensure funding availability for the money pool. The outstanding balance under LG&E Energy's facility as of December 31, 2003 was $111.1 million, and availability of $38.9 million remained.

During July 2003, LG&E entered into five revolving lines of credit with banks totaling $185 million. These credit facilities expire in June 2004, and there was no outstanding balance under any of these facilities at December 31, 2003. The covenants under these revolving lines of credit include:

1. The debt/total capitalization ratio must be less than 70%,
2. E.ON AG must own at least 66.667% of voting stock of LG&E directly or indirectly,
3. the corporate credit rating of the company must be at or above BBB- and Baa3, and
4. limitation on disposing assets aggregating more than 15% of total assets as of December 31, 2002.

LG&E has not violated any of the above covenants.

In January 2004, LG&E entered into a one year loan totaling $100 million with an affiliated company. The interest rate on the loan is 1.53%, and the proceeds were used to repay notes payable to an affiliated under the money pool arrangement. The loan is secured by a second lien on substantially all utility assets of LG&E.

Note 11 - Commitments and Contingencies

The following is provided to summarize LG&E's contractual cash obligations for periods after December 31, 2003:

(in thousands) Contractual Cash Obligations	Payments Due by Period 2004	2005-2006	2007-2008	After 2008	Total
Short-term debt (a)	$ 80,332	$ -	$ -	$ -	$ 80,332
Long-term debt (b)	247,450	2,500	20,000	528,104	798,054
Operating lease (c)	3,401	7,006	7,290	26,130	43,827
Unconditional purchase obligations (d)	10,614	25,182	27,195	254,235	317,226
Other long-term obligations (e)	20,700	3,000	-	-	23,700
Total contractual cash obligations (f)	$362,497	$37,688	$54,485	$808,469	$1,263,139

(a) Represents borrowings from affiliate company due within one year.
(b) Includes long-term debt of $246.2 million classified as current liabilities because these bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events. Maturity dates for these bonds range from 2013 to 2027.
(c) Operating lease represents the lease of LG&E's administrative office building.
(d) Represents future minimum payments under purchased power agreements through 2023.
(e) Represents construction commitments.
(f) LG&E does not expect to pay the $246.2 million of long-term debt classified as a current liability in the Consolidated Balance Sheets in 2004 as explained in (b) above. LG&E anticipates cash from operations and external financing will be sufficient to fund future obligations. LG&E anticipates refinancing a portion of its short-term debt with long-term debt in 2004.

Operating Lease. LG&E leases office space, office equipment and vehicles. LG&E accounts for its leases as operating leases. Total lease expense for 2003, 2002, and 2001, less amounts contributed by affiliated companies occupying a portion of the office space leased by LG&E, was $2.2 million, $2.2 million, and $2.5 million, respectively. The future minimum annual lease payments under LG&E's office space lease agreement for years subsequent to December 31, 2003, are as follows:

(in thousands)	
2004	$ 3,401
2005	3,468
2006	3,538
2007	3,609
2008	3,681
Thereafter	26,130
Total	$43,827

LG&E is a participant in a sale and leaseback transaction involving its 38% interest in two jointly-owned CTs at KU's E.W. Brown generating station (Units 6 and 7). Commencing in December 1999, LG&E and KU entered into a tax-efficient, 18-year lease of the CTs. LG&E and KU have provided funds to fully defease the lease, and have executed an irrevocable notice to exercise an early purchase option contained in the lease after 15.5 years. The financial statement treatment of this transaction is no different than if LG&E had retained its ownership. The transaction produced a pre-tax gain of approximately $1.2 million which was recorded in other income on the income statement in 2000, pursuant to a Kentucky Commission order. The leasing transaction was entered into following receipt of required state and federal regulatory approvals.

In case of default under the lease, LG&E is obligated to pay to the lessor its share of certain fees or amounts. Primary events of default include loss or destruction of the CTs, failure to insure or maintain the CTs and unwinding of the transaction due to governmental actions. No events of default currently exist with respect to the lease. Upon any termination of the lease, whether by default or expiration of its term, title to the CTs reverts jointly to LG&E and KU.

At December 31, 2003, the maximum aggregate amount of default fees or amounts, which decrease over the term of the lease, was $8.9 million, of which LG&E would be responsible for 38%. LG&E has made arrangements with LG&E Energy, via guarantee and regulatory commitment, for LG&E Energy to pay its full portion of any default fees or amounts. LG&E paid LG&E Energy a one-time fee of $114,000 to provide the guarantee.

Letters of Credit. LG&E has provided letters of credit totaling $14.3 million as collateral for derivative transactions and to support certain obligations related to landfill reclamation.

Purchased Power. LG&E has a contract for purchased power with OVEC for various Mw capacities. LG&E has an investment of 4.9% ownership in OVEC's common stock, which is accounted for under the cost method of accounting. LG&E's entitlement is 7% of OVEC's generation capacity or approximately 155 Mw.

The estimated future minimum annual demand payment under the OVEC purchased power agreement for the years subsequent to December 31, 2003, are as follows:

(in thousands)	
2004	$ 10,614
2005	10,900
2006	14,282
2007	13,426
2008	13,769
Thereafter	254,235
Total	$317,226

Construction Program. LG&E had approximately $20.7 million of commitments in connection with its construction program at December 31, 2003. Construction expenditures for the years 2004 and 2005 are estimated to total approximately $270.0 million, although all of this amount is not currently committed, including the construction of four jointly owned CTs, $13.6 million, and construction of NOx equipment, $5.1 million.

Environmental Matters. LG&E is subject to SO2 and NOx emission limits on its electric generating units pursuant to the Clean Air Act. LG&E was not subject to Phase I SO2 emissions reduction requirements. LG&E's strategy for Phase II SO2 reductions, which commenced January 1, 2000, is to increase FGD removal efficiency to delay additional capital expenditures and may also include fuel switching or upgrading FGDs. LG&E met the NOx emission requirements of the Act through installation of low-NOx burner systems. LG&E's compliance plans are subject to many factors including developments in the emission allowance and fuel markets, future regulatory and legislative initiatives, and advances in clean air control technology. LG&E will continue to monitor these developments to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

In September 1998, the EPA announced its final "NOx SIP Call" rule requiring states to impose significant additional reductions in NOx emissions by May 2003, in order to mitigate alleged ozone transport impacts on the Northeast region. The Commonwealth of Kentucky SIP, which was approved by EPA June 24, 2003, requires reductions in NOx emissions from coal-fired generating units to the 0.15 lb./Mmbtu level on a system-wide basis. In related proceedings in response to petitions filed by various Northeast states, in December 1999, EPA issued a final rule pursuant to Section 126 of the Clean Air Act directing similar NOx reductions from a number of specifically targeted generating units including all LG&E units. As a result of appeals to both rules, the compliance date was extended to May 2004. All LG&E generating units are subject to the May 2004 compliance date under these NOx emissions reduction rules.

LG&E is currently implementing a plan for adding significant additional NOx controls to its generating units. Installation of additional NOx controls will proceed on a phased basis, with installation of controls commencing in late 2000 and continuing through the final compliance date. LG&E estimates that it will incur total capital costs of approximately $185 million to reduce its NOx emissions to the 0.15 lb./Mmbtu level on a company-wide basis. As of December 31, 2003, LG&E has incurred approximately $177 million of these capital costs related to the reduction of its NOx emissions. In addition, LG&E will incur additional operation and maintenance costs in operating new NOx controls. LG&E believes its costs in this regard to be comparable to those of similarly situated utilities with like generation assets. LG&E had anticipated that such capital and operating costs are the type of costs that are eligible for recovery from customers under its environmental surcharge mechanism and believed that a significant portion of such costs could be recovered. In April 2001, the Kentucky Commission granted recovery of these costs for LG&E.

LG&E is also monitoring several other air quality issues which may potentially impact coal-fired power plants, including EPA's revised air quality standards for ozone and particulate matter, measures to implement EPA's regional haze rule, EPA's December 2003 proposals to regulate mercury emissions from steam electric generating units and to further reduce emissions of sulfur dioxide and nitrogen oxides under the Interstate Air Quality Rule. In addition, LG&E is currently working with local regulatory authorities to review the effectiveness of remedial measures aimed at controlling particulate matter emissions from its Mill Creek Station. LG&E previously settled a number of property damage claims from adjacent residents and completed significant remedial measures as part of its ongoing capital construction program. LG&E is in the process of converting the Mill Creek Station to wet stack operation in an effort to resolve all outstanding issues related to particulate matter emissions.

LG&E owns or formerly owned three properties which are the location of past MGP operations. Various contaminants are typically found at such former MGP sites and environmental remediation measures are frequently required. With respect to the sites, LG&E has completed cleanups, obtained regulatory approval of site management plans, or reached agreements for other parties to assume responsibility for cleanup. Based on currently available information, management estimates that it will incur additional costs of $0.4 million. Accordingly, an accrual of $0.4 million has been recorded in the accompanying financial statements at December 31, 2003 and 2002.

Note 12 - Jointly Owned Electric Utility Plant

LG&E owns a 75% undivided interest in Trimble County Unit 1 which the Kentucky Commission has allowed to be reflected in customer rates.

Of the remaining 25% of the Unit, IMEA owns a 12.12% undivided interest, and IMPA owns a 12.88% undivided interest. Each company is responsible for its proportionate ownership share of fuel cost, operation and maintenance expenses, and incremental assets.

The following data represent shares of the jointly owned property:

	Trimble County			
	LG&E	IMPA	IMEA	Total
Ownership interest	75%	12.88%	12.12%	100%
Mw capacity	386.2	66.4	62.4	515.0
LG&E's 75% ownership (in thousands):				
Cost	$595,313			
Accumulated depreciation	194,343			
Net book value	$400,970			
Construction work in progress (included above)	$8,374			

LG&E and KU jointly own the following combustion turbines:

($ in thousands)		LG&E	KU	Total
Paddy's Run 13	Ownership %	53%	47%	100%
	Mw capacity	84	74	158
	Cost	$33,919	$29,973	$63,892
	Depreciation	2,875	2,527	5,402
	Net book value	$31,044	$27,446	$58,490
E.W. Brown 5	Ownership %	53%	47%	100%
	Mw capacity	62	55	117
	Cost	$24,111	$20,296	$44,407
	Depreciation	2,033	1,700	3,733
	Net book value	$22,078	$18,596	$40,674
E.W. Brown 6	Ownership %	38%	62%	100%
	Mw capacity	59	95	154
	Cost	$23,975	$36,701	$60,676
	Depreciation	2,629	5,447	8,076
	Net book value	$21,346	$31,254	$52,600
E.W. Brown 7	Ownership %	38%	62%	100%
	Mw capacity	59	95	154
	Cost	$23,824	$38,256	$62,080
	Depreciation	3,571	4,039	7,610
	Net book value	$20,253	$34,217	$54,470
Trimble 5	Ownership %	29%	71%	100%
	Mw capacity	46	114	160
	Cost	$15,970	$39,045	$55,015
	Depreciation	799	1,953	2,752
	Net book value	$15,171	$37,092	$52,263
Trimble 6	Ownership %	29%	71%	100%
	Mw capacity	46	114	160
	Cost	$15,961	$39,025	$54,986
	Depreciation	798	1,952	2,750
	Net book value	$15,163	$37,073	$52,236
Trimble 7	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,342	$29,634	$46,976
Trimble 8	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,307	$29,601	$46,908
Trimble 9	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,300	$29,599	$46,899

($ in thousands)		LG&E	KU	Total
Trimble 10	Ownership %	37%	63%	100%
	Mw capacity	56	96	152
	Current CWIP	$17,300	$29,597	$46,897
Trimble CT Pipeline	Ownership %	29%	71%	100%
	Cost	$1,835	$4,475	$6,310
	Depreciation	102	249	351
	Net book value	$1,733	$4,226	$5,959
Trimble CT Substation	Ownership %	29%	71%	100%
	Cost	$1,474	$3,598	$5,072
	Depreciation	45	116	161
	Net book value	$1,429	$3,482	$4,911

See also Note 11, Construction Program, for LG&E's planned expenditures for construction of four jointly owned CTs in 2004.

Note 13 - Segments of Business and Related Information

LG&E is a regulated public utility engaged in the generation, transmission, distribution, and sale of electricity and the storage, distribution, and sale of natural gas. LG&E is regulated by the Kentucky Commission and files electric and gas financial information separately with the Kentucky Commission. The Kentucky Commission establishes rates specifically for the electric and gas businesses. Therefore, management reports and analyzes financial performance based on the electric and gas segments of the business. Financial data for business segments follow:

(in thousands)	Electric	Gas	Total
2003			
Operating revenues	$768,188(a)	$325,333	$1,093,521
Depreciation and amortization	96,487	16,801	113,288
Operating income taxes	49,409	6,657	56,066
Interest income	27	4	31
Interest expense	25,694	4,953	30,647
Net income	80,612	10,227	90,839
Total assets	2,345,784	543,144	2,888,928
Construction expenditures	177,961	34,996	212,957
2002			
Operating revenues	$736,042(b)	$267,693	$1,003,735
Depreciation and amortization	90,248	15,658	105,906
Operating income taxes	49,010	6,025	55,035
Interest income	381	76	457
Interest expense	24,837	4,968	29,805
Net income	79,246	9,683	88,929
Total assets	2,276,712	492,218	2,768,930
Construction expenditures	195,662	24,754	220,416

(in thousands)	Electric	Gas	Total
2001			
Operating revenues	$673,772(c)	$290,775	$964,547
Depreciation and amortization	85,572	14,784	100,356
Operating income taxes	55,527	7,925	63,452
Interest income	616	132	748
Interest expense	31,295	6,627	37,922
Net income	95,103	11,768	106,781
Total assets	1,985,252	463,102	2,448,354
Construction expenditures	227,107	25,851	252,958

(a) Net of provision for rate refunds of $0.4 million.
(b) Net of provision for rate collections of $11.7 million.
(c) Net of provision for rate collections of $1.6 million.

Note 14 - Related Party Transactions

LG&E, subsidiaries of LG&E Energy and other subsidiaries of E.ON engage in related party transactions. Transactions between LG&E and its subsidiary LG&E R are eliminated upon consolidation with LG&E. Transactions between LG&E and LG&E Energy subsidiaries are eliminated upon consolidation of LG&E Energy. Transactions between LG&E and E.ON subsidiaries are eliminated upon consolidation of E.ON. These transactions are generally performed at cost and are in accordance with the SEC regulations under the PUHCA and the applicable Kentucky Commission regulations. Amounts payable to and receivable from related parties are netted and presented as accounts payable to affiliated companies on the balance sheet of LG&E, as allowed due to the right of offset. Obligations related to intercompany debt arrangements with LG&E Energy and Fidelia, an E.ON subsidiary, are presented as separate line items on the balance sheet, as appropriate. The significant related party transactions are disclosed below.

Electric Purchases

LG&E and KU purchase energy from each other in order to effectively manage the load of their retail and off-system customers. In addition, LG&E and LG&E Energy Marketing Inc. ("LEM"), a subsidiary of LG&E Energy, purchase energy from each other. These sales and purchases are included in the Consolidated Statements of Income as Electric Operating Revenues and Purchased Power Operating Expense. LG&E intercompany electric revenues and purchased power expense for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
Electric operating revenues from KU	$53,747	$41,480	$28,521
Electric operating revenues from LEM	9,372	9,939	5,564
Purchased power from KU	46,690	33,249	31,133
Purchased power from LEM	-	913	-

Interest Charges

LG&E participates in an intercompany money pool agreement wherein LG&E Energy and KU make funds available to LG&E at market-based rates (based on an index of highly rated commercial paper issues as of the prior month end) up to $400 million. Likewise, LG&E Energy and LG&E make funds available to KU at market-based rates up to $400 million. The balance of the money pool loan from LG&E Energy (shown as "Notes payable to affiliated company") was $80.3 million at an average rate of 1.00% and $193.1 million at an average rate of 1.61%, at December 31, 2003 and 2002, respectively. The amount available to LG&E under the money pool agreement at December 31, 2003 was $319.7 million. LG&E Energy maintains a revolving credit facility totaling $150 million with an affiliate to ensure funding availability for the money pool. The outstanding balance under LG&E Energy's facility as of December 31, 2003 was $111.1 million, and availability of $38.9 million remained.

In addition, in 2003 LG&E began borrowing long-term funds from Fidelia Corporation, an affiliate of E.ON (see Note 9). Fidelia Corporation has a second lien on the property subject to the first mortgage bond lien. The second lien secures $100 million of the loans provided by Fidelia.

Intercompany agreements do not require interest payments for receivables related to services provided when settled within 30 days. The only interest income or expense recorded by the utilities relates to LG&E's receipt and payment of KU's portion of off-system sales and purchases.

LG&E intercompany interest income and expense for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
Interest on money pool loans	$1,751	$2,114	2,719
Interest on Fidelia loans	5,025	-	-
Interest expense paid to KU	8	61	296
Interest income received from KU	6	5	-

Other Intercompany Billings

LG&E Services provides LG&E with a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under PUHCA. These charges include taxes paid by LG&E Energy on behalf of LG&E, labor and burdens of LG&E Services employees performing services for LG&E, and vouchers paid by LG&E Services on behalf of LG&E. The cost of these services are directly charged to LG&E, or for general costs which cannot be directly attributed, charged based on predetermined allocation factors, including the following ratios: number of customers, total assets, revenues, number of employees, and other statistical information. These costs are charged on an actual cost basis.

In addition, LG&E and KU provide certain services to each other and to L&GE Services, in accordance with exceptions granted under PUHCA. Billings between LG&E and KU relate to labor and overheads associated with union employees performing work for the other utility, charges related to jointly-owned combustion turbines, and other miscellaneous charges. Billings from LG&E to LG&E Services relate to information technology-related services provided by LG&E employees, cash received by LG&E Services on behalf of LG&E, and services provided by LG&E to other non-regulated businesses which are paid through LG&E Services.

Intercompany billings to and from LG&E for the years ended December 31, 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
LG&E Services billings to LG&E	$185,756	$183,124	$193,426
LG&E billings to KU	23,436	29,659	31,314
KU billings to LG&E	31,850	36,404	87,992
LG&E billings to LG&E Services	19,951	15,079	26,060

Note 15 – Notes to Statement of Cash Flows

Supplemental Disclosure of Cash Flow Information	2003	2002
Cash paid during the year for (in thousands):		
Income taxes	$24,868	$51,540
Interest on borrowed money	$27,991	$27,523

Note 16 – Notes to Statement of Income for the Year

See page 115, line 6 column (e). Electric Utility Depreciation Expense includes $8,681,649 applicable to Common Utility Plant apportioned to Electric Operations.

See page 115, line 6 column (g). Gas Utility Depreciation Expense includes $4,526,122 applicable to Common Utility Plant apportioned to Gas Operations.

See page 115, line 8 column (e). Electric Utility Amortization and Depletion of Utility Plant includes $4,526,122 applicable to Common Utility Plant apportioned to Electric Operations.

See page 115, line 8 column (g). Gas Utility Amortization and Depletion of Utility Plan includes $1,508,708 applicable to Common Utility Plant apportioned to Gas Operations.

Note 17 - Subsequent Events

LG&E made a contribution to the pension plan of $34.5 million in January 2004 (see Note 6).

LG&E terminated the accounts receivable securitization program in January 2004 (see Note 4).

In January 2004, LG&E entered into a one year loan with an affiliated company totaling $100 million with an interest rate of 1.53%. The proceeds were used to repay notes payable to the affiliated companies under the money pool arrangement. The loan is secured by a second lien on substantially all utility assets of LG&E (see Note 10).

In January 2004, LG&E entered into a long-term loan with an affiliated company totaling $25 million with an interest rate of 4.33% that matures in January 2012. The proceeds were used to repay amounts due under the accounts receivable securitization program. The loan is secured by a lien subordinated to the first mortgage bond lien (see Note 9).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

1. Report in columns (b) (c) and (e) the amounts of accumulated other comprehensive income items, on a net-of-tax basis, where appropriate.

2. Report in columns (f) and (g) the amounts of other categories of other cash flow hedges.

3. For each category of hedges that have been accounted for as "fair value hedges", report the accounts affected and the related amounts in a footnote.

Line No.	Item (a)	Unrealized Gains and Losses on Available-for-Sale Securities (b)	Minimum Pension Liability adjustment (net amount) (c)	Foreign Currency Hedges (d)	Other Adjustments (e)
1	Balance of Account 219 at Beginning of Preceeding Year		(14,737,668)		(3,599,009)
2	Preceding yr. Reclassification from Account 219 Net Income				
3	Preceding Year Changes in Fair Value		(15,505,235)		
4	Total (lines 2 and 3)		(15,505,235)		
5	Balance of Account 219 at End of Preceding Yr/Beginning of Current Yr		(30,242,903)		(3,599,009)
6	Current Year Reclassification From Account 219 to Net Income				
7	Current Year Changes in Fair Value		1,857,462		
8	Total (lines 6 and 7)		1,857,462		
9	Balance of Account 219 at End of Current Year		(28,385,441)		(3,599,009)

STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME, COMPREHENSIVE INCOME, AND HEDGING ACTIVITIES

Line No.	Other Cash Flow Hedges Interest Rate Swaps (f)	Other Cash Flow Hedges Blended Limits Cash Flow on Power Purchases (g)	Totals for each category of items recorded in Account 219 (h)	Net Income (Carried Forward from Page 117, Line 72) (i)	Total Comprehensive Income (j)
1	(1,563,296)		(19,899,973)	[redacted]	[redacted]
2				[redacted]	[redacted]
3	(5,106,959)		(20,612,194)	[redacted]	[redacted]
4	(5,106,959)		(20,612,194)	88,931,532	68,319,338
5	(6,670,255)		(40,512,167)	[redacted]	[redacted]
6				[redacted]	[redacted]
7	689,493	(146,466)	2,400,489	[redacted]	[redacted]
8	689,493	(146,466)	2,400,489	90,884,954	93,285,443
9	(5,980,762)	(146,466)	(38,111,678)	[redacted]	[redacted]

Blank Page

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) X An Original (2) _ A Resubmission	03/31/2004	Dec 31, 2003

FOOTNOTE DATA

Schedule Page: 122(a)(b) Line No.: 1 Column: e

Cumulative effect of change in accounting principle -- Accounting for derivative instruments and hedging activities.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	3,462,180,259	2,809,259,877
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	3,462,180,259	2,809,259,877
9	Leased to Others		
10	Held for Future Use	696,772	696,772
11	Construction Work in Progress	339,166,414	312,470,728
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	3,802,043,445	3,122,427,377
14	Accum Prov for Depr, Amort, & Depl	1,543,390,179	1,294,631,024
15	Net Utility Plant (13 less 14)	2,258,653,266	1,827,796,353
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,518,679,101	1,294,630,924
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights	573,394	
21	Amort of Other Utility Plant	24,137,684	100
22	Total In Service (18 thru 21)	1,543,390,179	1,294,631,0[illegible]
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,543,390,179	1,294,631,024

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
466,364,168				186,556,214	3
					4
					5
					6
					7
466,364,168				186,556,214	8
					9
					10
13,710,936				12,984,750	11
					12
480,075,104				199,540,964	13
163,461,009				85,298,146	14
316,614,095				114,242,818	15
					16
					17
162,886,815				61,161,362	18
					19
573,394					20
800				24,136,784	21
163,461,009				85,298,146	22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
163,461,009				85,298,146	33

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GAS PLANT IN SERVICE (Accounts 101, 102, 103, and 106)

1. Report below the original cost of gas plant in service according to the prescribed accounts.
2. In addition to Account 101, Gas Plant in Service (Classified), this page and the next include Account 102, Gas Plant Purchased or Sold; Account 103, ExperimentalGas Plant Unclassified; and Account 106, Completed Construction Not Classified-Gas.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year unclassified retirements. Attach supplemental statement showing the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above instructions

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	301 Organization		
3	302 Franchises and Consents	1,187	
4	303 Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	1,187	
6	2. PRODUCTION PLANT		
7	Natural Gas Production and Gathering Plant		
8	325.1 Producing Lands		
9	325.2 Producing Leaseholds		
10	325.3 Gas Rights		
11	325.4 Rights-of-Way		
12	325.5 Other Land and Land Rights		
13	326 Gas Well Structures		
14	327 Field Compressor Station Structures		
15	328 Field Meas. and Reg. Sta. Structures		
16	329 Other Structures		
17	330 Producing Gas Wells - Well Construction		
18	331 Producing Gas Wells - Well Equipment		
19	332 Field Lines		
20	333 Field Compressor Station Equipment		
21	334 Field Meas. and Reg. Sta. Equipment		
22	335 Drilling and Cleaning Equipment		
23	336 Purification Equipment		
24	337 Other Equipment		
25	338 Unsuccessful Exploration & Devel. Costs		
26	TOTAL Production and Gathering Plant		
27	Products Extraction Plant		
28	340 Land and Land Rights		
29	341 Structures and Improvements		
30	342 Extraction and Refining Equipment		
31	343 Pipe Lines		
32	344 Extracted Products Storage Equipment		
33	345 Compressor Equipment		
34	346 Gas Meas. and Reg. Equipment		
35	347 Other Equipment		
36	TOTAL Products Extraction Plant		
37	TOTAL Nat. Gas Production Plant		
38	Mfd. Gas Prod. Plant (Submit Suppl. Statement)		
39	TOTAL Production Plant		

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102. In showing the clearance of Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirements of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
				301	2
			1,187	302	3
				303	4
			1,187		5
					6
					7
				325.1	8
				325.2	9
				325.3	10
				325.4	11
				325.5	12
				326	13
				327	14
				328	15
				329	16
				330	17
				331	18
				332	19
				333	20
				334	21
				335	22
				336	23
				337	24
				338	25
					26
					27
				340	28
				341	29
				342	30
				343	31
				344	32
				345	33
				346	34
				347	35
					36
					37
					38
					39

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
40	3. NATURAL GAS STORAGE AND PROCESSING PLANT		
41	Underground Storage Plant		
42	350.1 Land	32,865	
43	350.2 Rights-of-Way	63,678	
44	351 Structures and Improvements	2,171,348	178,934
45	352 Wells	7,587,644	353,235
46	352.1 Storage Leaseholds and Rights	552,045	
47	352.2 Reservoirs	400,511	
48	352.3 Non-recoverable Natural Gas	9,648,855	
49	353 Lines	10,381,118	302,130
50	354 Compressor Station Equipment	13,404,079	497,560
51	355 Measuring and Reg. Equipment	370,321	13,292
52	356 Purification Equipment	9,314,576	465,290
53	357 Other Equipment	961,280	591
54	TOTAL Underground Storage Plant	54,888,320	1,811,032
55	Other Storage Plant		
56	360 Land and Land Rights		
57	361 Structures and Improvements		
58	362 Gas Holders		
59	363 Purification Equipment		
60	363.1 Liquefaction Equipment		
61	363.2 Vaporizing Equipment		
62	363.3 Compressor Equipment		
63	363.4 Meas. and Reg. Equipment		
64	363.5 Other Equipment		
65	TOTAL Other Storage Plant		
66	Base Load Liquefied Natural Gas Terminating and Processing Plant		
67	364.1 Land and Land Rights		
68	364.2 Structures and Improvements		
69	364.3 LNG Processing Terminal Equipment		
70	364.4 LNG Transportation Equipment		
71	364.5 Measuring and Regulating Equipment		
72	364.6 Compressor Station Equipment		
73	364.7 Communications Equipment		
74	364.8 Other Equipment		
75	TOTAL Base Load Liquefied Natural Gas,		
76	Terminating and Processing Plant		
77	TOTAL Nat. Gas Storage and Proc. Plant	54,888,320	1,811,032
78	4. TRANSMISSION PLANT		
79	365.1 Land and Land Rights		
80	365.2 Rights-of-Way	220,660	
81	366 Structures and Improvements		
82	367 Mains	12,193,974	300,010
83	368 Compressor Station Equipment		
84	369 Measuring and Reg. Sta. Equipment		
85	370 Communication Equipment		
86	371 Other Equipment		
87	TOTAL Transmission Plant	12,414,634	300,010
88			
89			
90			
91			
92			
93			

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
			32,865	350.1	42
			63,678	350.2	43
			2,350,282	351	44
			7,940,879	352	45
			552,045	352.1	46
			400,511	352.2	47
			9,648,855	352.3	48
32,116			10,651,132	353	49
			13,901,639	354	50
			383,613	355	51
			9,779,866	356	52
			961,871	357	53
32,116			56,667,236		54
					55
				360	56
				361	57
				362	58
				363	59
				363.1	60
				363.2	61
				363.3	62
				363.4	63
				363.5	64
					65
					66
				364.1	67
				364.2	68
				364.3	69
				364.4	70
				364.5	71
				364.6	72
				364.7	73
				364.8	74
					75
					76
32,116			56,667,236		77
					78
				365.1	79
			220,660	365.2	80
				366	81
			12,493,984	367	82
				368	83
				369	84
				370	85
				371	86
			12,714,644		87
					88
					89
					90
					91
					92
					93

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

Line No.	Account (a)		Balance at Beginning of Year (b)	Additions (c)
88		5. DISTRIBUTION PLANT		
89	374	Land and Land Rights	136,061	
90	375	Structures and Improvements	922,128	27,404
91	376	Mains	213,002,709	21,574,273
92	377	Compressor Station Equipment		
93	378	Meas. and Reg. Sta. Equip. - General	4,590,719	2,081,827
94	379	Meas. and Reg. Sta. Equip. - City Gate	3,031,747	651,735
95	380	Services	103,680,138	7,831,526
96	381	Meters	19,593,483	3,041,039
97	382	Meter Installations	7,490,429	1,809,690
98	383	House Regulators	3,145,155	801,758
99	384	House Reg. Installations	1,006,639	1,257,667
100	385	Industrial Meas. and Reg. Sta. Equipment	142,801	
101	386	Other Prop. on Customers' Premises		
102	387	Other Equipment	65,052	
103		TOTAL Distribution Plant	356,807,061	39,076,919
104		6. GENERAL PLANT		
105	389	Land and Land Rights		
106	390	Structures and Improvements		
107	391	Office Furniture and Equipment		
108	392	Transportation Equipment	3,563,989	20,326
109	393	Stores Equipment		
110	394	Tools, Shop, and Garage Equipment	2,896,362	142,374
111	395	Laboratory Equipment	435,068	
112	396	Power Operated Equipment	2,088,027	12,825
113	397	Communication Equipment		
114	398	Miscellaneous Equipment		
115		Subtotal	8,983,446	175,525
116	399	Other Tangible Property		
117		TOTAL General Plant	8,983,446	175,525
118		TOTAL (Accounts 101 and 106)	433,094,648	41,363,486
119		Gas Plant Purchased (See Instr. 8)		
120		(Less) Gas Plant Sold (See Instr. 8)		
121		Experimental Gas Plant Unclassified		
122		TOTAL Gas Plant in Service	433,094,648	41,363,486

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GAS PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

Retirements (d)	Adjustments (e)		Transfers (f)	Balance at End of Year (g)		Line No.
						88
				136,061	374	89
				949,532	375	90
509,410				234,067,572	376	91
					377	92
2,957				6,669,589	378	93
83,859				3,599,623	379	94
1,485,702				110,025,962	380	95
2,654,884				19,979,638	381	96
2,644,529				6,655,590	382	97
231,005				3,715,908	383	98
112,145				2,152,161	384	99
				142,801	385	100
					386	101
				65,052	387	102
7,724,491				388,159,489		103
						104
					389	105
					390	106
					391	107
99,969				3,484,346	392	108
					393	109
				3,038,736	394	110
				435,068	395	111
237,390				1,863,462	396	112
					397	113
					398	114
337,359				8,821,612		115
					399	116
337,359				8,821,612		117
8,093,966				466,364,168		118
						119
						120
						121
8,093,966				466,364,168		122

Blank Page

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 3/31/2004	Year of Report Dec. 31, 2003

CONSTRUCTION WORK IN PROGRESS-GAS (ACCOUNT 107)

1. Report below descriptions and balancesat end of year of projects in process of construction (107).
2. Show items relating to "research, development, and demonstration" projects last, under a captionh Research, Development, and Demonstration (see Account 107 of the Uniform Systems of Accounts).
3. Minor projects (less than $500,000) may be grouped.

Line No.	Description of Project (a)	Construction Work in Progress-Gas (Account 107) (b)	Estimated Additional Cost of Project (c)
1			
2	Underground Storage		
3			
4	Magnolia replacement of 5,000 feet of 20" pipe	510,879	
5	Minor Projects	929,511	
6			
7			
8	Distribution		
9			
10	Gas Main Extensions - East Operations Center	1,361,275	
11	Large Scale Main Replacement	1,263,290	
12	New Business Gas Service RC402	1,215,376	
13	New Company Service - Joint Trenching	1,020,961	
14	Priority Main Replacement	868,229	
15	Highway Relocations Gas	509,451	
16	Minor Projects	6,031,964	
17			
18			
19	Total	13,710,936	
20			
21			
22			
23			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
39			
40			
41			
42			

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

General Description of Contruction Overhead Procedure

1. For each construction overhead explain: (a) the nature and extent of work, etc., the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Gas Plan Instructions 3 (17) of the Uniform System of Accounts.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

LOCAL ENGINEERING:

Salaries and expenses of Construction and Services Department, Electric Service and Delivery Department, and Gas Department personnel engaged in construction work, but not assignable to a particular work order, are charged to engineering clearing work orders which have been set up in a clearing account for each respective department. Examples of such charges are as follows: work in connection with the construction budget; cost of estimating prior to the issuance of specific work orders; scheduling and assigning construction work; preparation of field reports; conferences on construction matters; general supervision of construction projects, etc.

At the end of each month the costs accumulated in these clearing work orders are allocated to specific work orders coming under the direct supervision of the respective departments. The work orders are spread on the basis of total direct cost of work orders.

The labor and expenses of engineers and foremen who are directly assigned to a particular work order are charged to that work order.

SERVICE CONTRACT CHARGES:

These expenses are charged direct to construction and other projects as applicable based on the service performed.

EMPLOYEE BENEFITS:

Vacation,holiday,sick and other off-duty payments by respondent,together with payments by the Company for hospitalization, dental, group life insurance and pension costs, are charged to construction on the basis of the ratio of direct labor charged to construction, subject to fringe benefits, to the total direct labor, subject to employee benefits.

ADMINISTRATIVE AND GENERAL EXPENSES:

The allocation of administrative and general expenses to construction is based on a study of the estimated time engaged in construction activities by persons and departments charging time to FERC Account 920. The administrative and general salaries and expenses (FERC Account 920-921) applicable to construction is allocated to all construction work orders on the basis of total direct costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION:

The Company does not capitalize an allowance for funds used during construction.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

General Description of Contruction Overhead Procedure (continued)

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line (5), column (d) below enter the rate granted in the last rate proceeding. If not available, use the average rate earned during the preceding 3 years.

1. Components fo Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ration (percent) (c)	Cost Rate Percentage (d)
		S		
				s
		D		d
		P		p
		C		c
		W		

2. Gross Rate for Borrowed Funds s(S/W)+d[(D/(D+P+C))(1-(S/W))]

3. Rate for Other Funds [1-(S/W)][p(P/(D+P+C))+c(C/(D+P+C))]

Weighted Average Trate Actually Used for theYear:
 a. Rate for Borrowed Funds -
 b. Rate for Other Funds -

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

ACCUMULATED PROVISION FOR DEPRECIATION OF GAS UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, line 11, column (c), and that reported for gas plant in service, page 204-209, column (d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of Accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Gas Plant In Service (c)	Gas Plant Held for Future Use (d)	Gas Plant Leased to Others (e)
1	Balance Beginning of Year	159,232,514	159,232,514		
2					
3	Depreciation Provisions for Year, Charged to :				
4	(403) Depreciation Expense	12,398,271	12,398,271		
5	(413) Exp. of Gas Plt. Leas. to Others				
6	Transportation Expenses- Clearing	501,874	501,874		
7	Other Clearing Accounts				
8	Other Accounts (Specify):				
9	TOTAL Deprec. Prov. for Year (Enter Total of lines 4 thru 8)	12,900,145	12,900,145		
10	Net Changes for Plant Retired:				
11	Book Cost of Plant Retired	8,093,967	8,093,967		
12	Cost of Removal	1,118,008	1,118,008		
13	Salvage (Credit)	387	387		
14	TOTAL Net Chrgs. for Plant Retired (Enter Total of lines 11 thru 13)	9,211,588	9,211,588		
15	Other Debit or Credit Items (Describe):				
16		(34,256)	(34,256)	(1)	
17	Balance End of Year (Enter Total of lines 1, 9, 14, and 16)	162,886,815	162,886,815		

Section B. Balances at End of Year According to Functional Classifications

Line No.	Item (a)	Total (c+d+e) (b)	Gas Plant In Service (c)	Gas Plant Held for Future Use (d)	Gas Plant Leased to Others (e)
18	Production- Manufactured Gas				
19	Prod. and Gathering - Natural Gas				
20	Products Extraction - Natural Gas				
21	Underground Gas Storage	30,564,471	30,564,471		
22	Other Storage Plant				
23	Base Load LNG Term. and Proc. Plt.				
24	Transmission	11,179,561	11,179,561		
25	Distribution	116,219,392	116,219,392		
26	General	4,923,391	4,923,391		
27					
39	TOTAL (Enter Total of lines 18 thru 26)	162,886,815	162,886,815		
40					

NOTE:
(1) Customer payments related to construction projects.

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS STORED (ACCOUNT 117, 164.1, 164.2 AND 164.3)

1. If during the year adjustment was made to the stored gas inventory (such as to correct cumulative inaccuracies of gas measurements), furnish in a footnote an explanation of the reason for the adjustment, the Mcf and dollar amount of adjustment, and account charged or credited.
2. Give in a footnote a concise statement of the facts and the accounting performed with respect to any encroachment of withdrawals during the year, or restoration of previous encroachment, upon native gas constituting the "gas cushion" of any storage reservoir.
3. If the company uses a "base stock" in connection with its inventory accounting, give a concise statement of the basis of establishing such "base stock" and the inventory basis and the accounting performed with respect to any encroachment of withdrawals upon "base stock," or restoration of previous encroachment, including brief particulars of any such accounting during the year.
4. If the company has provided accumulated provision for stored gas which may not eventually be fully recovered from any storage project, furnish a statement showing: (a) date of Commission authorization of such accumulated provision, (b) explanation of circumstances requiring such provision, (c) basis of provision and factors of calculation, (d) estimated ultimate accumulated provision accumulation, and (e) a summary showing balance of accumulated provision and entries during year.
5. Report pressure base of gas volumes as 14.73 psia at 60° F.

Line No.	Description (a)	Noncurrent (Account 117) (b)	Current (Account 164.1) (c)	LNG (Account 164.2) (d)	LNG (Account 164.3) (e)	Total (f)
1	Balance at Beginning of Year	2,139,990	50,266,008			52,405,998
2	Gas Delivered to Storage (contra Account)		73,560,220			73,560,220
3	Gas Withdrawn from Storage (contra Account)		53,942,376			53,942,376
4	Other Debits or Credits (Net)					
5	Balance at End of Year	2,139,990	69,883,852			72,023,842
6	Mcf	2,930,000	12,904,005			15,834,005
7	Amount Per Mcf	73.04¢	541.57¢			454.87¢
8	State basis of segregation of inventory between current and noncurrent portions:					

NOTE:
Line 3, Column C includes $1,280,103 for 260,801 Mcf of gas lost in storage operations; charged to Account 823, Gas Losses.

Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

INVESTMENTS (Accounts 123, 124, 136)

1. Report below investments in Accounts 123, Investments in Associated Companies, 124, Other Investments, and 136, Temporary Cash Investments.
2. Provide a subheading for each account and list thereunder the information called for:
(a) Investment in Securities - List and describe each security owned, giving name of issuer, date acquired and date of maturity. For bonds, also give principal amount, date of issue, maturity, and interest rate. For capital stock (including capital stock of respondent) reacquired under a definite plan for resale pursuant to authorization by the Board of Directors, and included in Account 124, Other Investments, state number of shares, class, and series of stock. Minor investments may be grouped by classes. Investments included in Account 136, Temporary Cash Investments, also may be grouped by classes.
(b) Investment Advances - Report separately for each person or company the amounts of loans or investment advances which are properly includable in Account 123. Advances subject to current repayment should be included in Accounts 145 and 146. With respect to each advance, show whether the advance is a note or open

Line No.	Description of Investment (a)	Book Cost at Beginning of Year (If book cost is different from cost to respondent in a footnote and explain difference.) (b)	Purchase or Additions During Year (c)
1	Account 124		
2	Ohio Valley Electric Corporation Common Stock (1)	490,000	-
3			
4		490,000	-
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27	Notes:		
28	(1) Acquired 1952-53.		
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

INVESTMENTS (Accounts 123, 124, 136) (Continued)

account. Each note should be listed giving date of issuance, maturity date, and specifying whether note is a renewal. Designate any advances due from officers, directors, stockholders, or employees. Exclude amounts reported on page 229.

3. For any securities, notes or accounts that were pledged designate with an asterisk such securities, notes, or accounts and in a footnote state the name of pledgee and purpose of the pledge.

4. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.

5. Report in column (g) interest and dividend revenues from investments including such revenues from securities disposed of during the year.

6. In column (h) report for each investment disposed of during the year the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if different from cost) and the selling price thereof, not including any dividend or interest adjustment includible in column (g).

Sales or Other Dispositions During Year (d)	Principal Amount or No. of Shares at End of Year (e)	Book Cost at End of Year (If book cost is different from cost to respondent in a footnote and explain difference.) (f)	Revenues for Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
					1
-	4,900 Shs	490,000	68,429		2
		-			3
-		490,000	68,429		4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. *Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for* Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	LGE Receivables LLC	09/2000		5,000,000
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 0		TOTAL	5,000,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
		5,000,000		1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
		5,000,000		42

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

PREPAYMENTS (ACCOUNT 165)

1. Report below the particulars (details) on each prepayment.

Line No.	Nature of Prepayment (a)	Balance at End of Year (in Dollars) (b)
1	Prepaid Insurance	3,912,135
2	Prepaid Rents	
3	Prepaid Taxes (262-263)	
4	Prepaid Interest	
5	Gas Prepayments (226-227)	
6	Miscellaneous Prepayments: Permit Fees $137,156, Real Est Com $28,391 Rights of Way $333,333,	670,880
	Risk Mgmt $80,000, Option Premium $92,000	
7	TOTAL	4,583,015

EXTRAORDINARY PROPERTY LOSSES (Account 182.1)

Line No.	Description of Extraordinary Loss *[Include in the description the date of loss, the date of Commission authorization to use Account 182.1 and period of amortization (mo, yr, to mo, yr).]* *(a)*	Total Amount of Loss *(b)*	Losses Recognized During Year *(c)*	WRITTEN OFF DURING YEAR: Account Charged *(d)*	WRITTEN OFF DURING YEAR: Amount *(e)*	Balance at End of Year *(f)*
1						
2						
3						
4						
5						
6						
7						
8						
9	TOTAL	-			-	

UNRECOVERED PLANT AND REGULATORY STUDY COSTS (182.2)

Line No.	Description of Unrecovered Plant and Regulatory Study Costs *[Include in the description of costs, the date of Commission authorization to use Account 182.2 and period of amortization (mo, yr, to mo, yr).]* *(a)*	Total Amount of Charges *(b)*	Costs Recognized During Year *(c)*	WRITTEN OFF DURING YEAR: Account Charged *(d)*	WRITTEN OFF DURING YEAR: Amount *(e)*	Balance at End of Year *(f)*
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30	TOTAL					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets	Debits	CREDITS		Balance at End of Year
			Account Charged	Amount	
	(a)	(b)	(c)	(d)	(e)
1					
2	SFAS 109 - Income Taxes				1,797,488
3					
4	Cost to Achieve Merger with KU		930.2)	1,814,670	
5					
6	VDT Workforce Reduction Cost	166,469	930.2)	30,399,780	67,810,296
7					
8	Asset Retirement Obligations	12,029,826	407.4)	6,014,913	6,014,913
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	12,196,295		38,229,363	75,622,697

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Manufactured gas plants	1,756,706	2,380	930.2	305,400	1,453,686
2						
3	Intangible Pension Asset	32,798,440		232	523,058	32,275,382
4						
5	One Utility Costs	954,357		930.2	954,357	
6						
7	Gas Supply Adjustment -					
8	Underbilled and collectible					
9	from customers	13,714,364	28,859,755	803	20,497,302	22,076,817
10						
11	Demand Side Management-					
12	Collectible from customers	1,577,123	4,294,096	142	5,846,668	24,551
13						
14	Gas Performance Based Ratemakng	4,242,823	4,014,090	803	2,776,518	5,480,395
15						
16	Financing Expense		8,234,588	181,189,	8,146,763	87,825
17				237		
18						
19	Earnings Sharing Mechanism					
20	collectible from customers	12,500,000	10,046,721	449	10,188,198	12,358,523
21						
22	Alstom Power Settlement		7,441,735			7,441,73[illegible]
23						
24	Regulatory Expenses					
25	Electric		594,708			594,708
26	Gas		259,089			259,089
27						
28	Merger Surcredit Settlement		6,450,013	442	230,358	6,219,655
29						
30	Cellular Antenna Billable Chgs		38,122			38,122
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress					
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	67,543,813				88,310,488

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.

2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Electric			
2	Pensions	781,196	11,045,727	
3	Workers compensation	1,034,228	253,217	
4	Bad debt reserves	551,650	223,394	79,716
5	Vacation pay	759,339		203,583
6	Prepaid Transmission Fees	76,483	22,279	
7	Other - See Electric below	108,474,376	5,343,165	4,229,950
8	TOTAL Electric (Enter Total of lines 2 thru 7)	111,677,272	16,887,782	4,513,249
9	Gas			
10	Pensions	(193,314)	2,670,300	
11	Workers compensation	323,945	63,304	
12	Bad debt reserves	194,898	59,403	21,190
13	Vacation pay	284,372		50,896
14	Capitalized inventory	894,331	72,417	
15	Other - See Gas below	16,258,582	1,396,380	775,103
16	TOTAL Gas (Enter Total of lines 10 thru 15)	17,762,814	4,261,804	847,189
17	Other (Specify)			
18	TOTAL (Acct 190) Total of lines 8, 16 and 17)	129,440,086	21,149,586	5,360,438

		Notes		
	Electric (Con't)			
	Environmental Cost Recovery	596,975	565,167	787,069
	FAS 106	19,114,422	1,279,584	1,015,330
	RAR interest reserve	(781,730)		
	Public liability reserve	837,700	50,454	
	Non-qualified thrift	177,130		
	State Tax Adjustment	(1,330,504)	2,979,475	1,143,653
	FAS 109 adjustment	68,291,464		
	Contingent liabilities	359,088	724	
	FAS 112 post employment	751,767		119,004
	Medical Plan	399,427	147,527	
	Unclaimed Checks	268,208	15,085	
	African American Venture	69,889	10,196	
	Demand side management	72,106		976
	FAS 133 Other Comp Income	5,549,901		
	Minimum Pension Liability	16,269,715		
	Prepaid Insurance	(1,577,066)		240,027
	Merger Expenses Ratepayer Portion	(732,446)		732,446
	Mark to Market	62,792	294,043	
	Non-qualified Stock Options	(1,692)	910	2,602
	Earnings Sharing Mechanism	77,230		20,656
	Fas 143	0		168,187
	TOTAL	108,474,376	5,343,165	4,229,950
	Gas (Con't)			
	FAS 106	5,386,670	360,908	286,375
	RAR interest reserve	(153,561)		
	Non-qualified thrift	46,096		
	State Tax Adjustment	1,231,935	993,159	381,218
	FAS 109 adjustment	3,432,546		
	FAS 112 post employment	204,522		33,566
	Medical Plan	99,858	36,882	
	Unclaimed Checks	67,052	3,771	
	African American Venture	11,222	1,660	
	Demand side management	607,465		7,897
	Prepaid Insurance	(369,929)		56,302
	FAS 133 Other Comp Income	1,387,476		
	Line pack	71,714		8,694
	Gas franchise	36,915		1,051
	Minimum Pension Liability	4,198,601		
	TOTAL	16,258,582	1,396,380	775,103

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES (Account 190) (Continued)

3. If more space is needed, use separate pages as required.

4. In the space provided below, identify by amount and classification, significant items for which deferred taxes are being provided. Indicate insignificant amounts listed under Other.

CHANGES DURING YEAR		ADJUSTMENTS					
		DEBITS		CREDITS			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Acct. No. (g)	Amount (h)	Acct. No. (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
977,413	363,326					(10,878,618)	2
						781,011	3
						407,972	4
						962,922	5
						54,204	6
23,357	777,449		3,789,736		6,569,392	105,335,597	7
1,000,770	1,140,775		3,789,736		6,569,392	96,663,088	8
[redacted]							9
244,354	120,461					(2,987,507)	10
						260,641	11
						156,685	12
						335,268	13
						821,914	14
6,208	149,413		780,128		374,169	16,186,469	15
250,562	269,874		780,128		374,169	14,773,470	16
							17
1,251,332	1,410,649		4,569,864		6,943,561	111,436,558	18

NOTES (Continued)

						818,877
						18,850,168
	774,411					(7,319)
						787,246
23,357	3,038					156,811
						(3,166,326)
				254.0	5,135,573	63,155,891
						358,364
						870,771
						251,900
						253,123
						59,693
						73,082
				219.0	440,689	5,109,212
				219.0	993,130	15,276,585
						(1,337,039)
						0
						(231,251)
						0
						97,886
		409.3	3,789,736			3,957,923
23,357	777,449		3,789,736		6,569,392	105,335,597

						5,312,137
	148,606					(4,955)
6,208	807					40,695
						619,994
		254.0	780,128			4,212,674
						238,088
						62,976
						63,281
						9,562
						615,362
						(313,627)
				219.0	110,173	1,277,303
						80,408
						37,966
				219.0	263,996	3,934,605
6,208	149,413		780,128		374,169	16,186,469

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock			
2	Without par value	75,000,000		
3	Total Common	75,000,000		
4				
5	Preferred Stock, Cumulative			
6	$25 Par Value	1,720,000		
7	5%		25.00	28.00
8	Without par value	6,750,000		
9	Auction Rate		100.00	100.00
10	$5.875 Series (1)			
11	Total Preferred	8,470,000		
12				
13				
14	Note:			
15	There is no Call Price for Common Stock,			
16	Without par value			
17				
18				
19	The Common Stock of Louisville Gas and Electric			
20	Company is owned by its parent company,			
21	LG&E Energy LLC.			
22				
23	The Preferred Stock is traded in the			
24	over-the-counter-market			
25				
26				
27	(1) See Note 1 of Notes to Financial			
28	Statements.			
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
						1
21,294,223	425,170,424					2
21,294,223	425,170,424					3
						4
						5
						6
860,287	21,519,300	485	12,125			7
						8
500,000	50,000,000					9
						10
1,360,287	71,519,300	485	12,125			11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1		
2	Accounts 210:	
3	Gain on Reaquired Preferred Stock, Cumulative 5% Series, $25 Par Value	5,699
4		
5		
6	Accounts 211:	
7	Contributed Capital - Misc.	40,000,000
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	40,005,699

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. *State the reason for any charge-off of capital stock expense and specify the account charged.*

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Expenses on Auction Rate Preferred Stock, Cumulative	1,088,280
2	Expenses on $5.875 Preferred Stock, Cumulative	284,247
3	Expenses on Common Stock	835,889
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	2,208,416

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

SECURITIES ISSUED OR ASSUMED AND
SECURITIES REFUNDED OR RETIRED DURING THE YEAR

1. Furnish a supplemental statement giving a briefly describing security financing and refinancing transactions during the year and the accounting for the securities, discounts, premiums, expenses, and related gains or losses. Identify as to Commission authorization numbers and dates.
2. Provide details showing the full accounting for the total principal amount, par value, or stated value of each class and series of security issued, assumed, retired, or refunded and the accounting for premiums, discounts, expenses, and gains or losses relating to the securities. Set forth the facts of the accounting clearly with regard to redemption premiums, unamortized discounts, expenses, and gains or losses relating to securities retired or refunded, including the accounting for such amounts carried in the respondent's accounts at the date of the refunding or refinancing transactions with respect to securities previously refunded or retired.
3. Include in the identification of each class and series of security, as appropriate, the interest or dividend rate, nominal date of issuance, maturity date, aggregate principal amount, par value or stated value, and number of shares. Give also the issuance of redemption price and name of the principal underwriting firm through which the security transactions were consummated.
4. Where the accounting for amounts relating to securities refunded or retired is other than that specified in General Instruction 17 of the Uniform System of Accounts, give references to the Commission authorization for the different accounting and state the accounting method.
5. For securities assumed, give the name of the company for which the liability on the securities was assumed as well as particulars (details) of the transactions whereby the respondent undertook to pay obligations of another company. If any unamortized discount, premiums, expenses, and gains or losses were taken over onto the respondent's books, furnish details of these amounts with amounts relating to refunded securities clearly earmarked.

Securities Issued During The Year

$128,000,000 Pollution Control Bonds, Variable Rate, Maturity Date 10/01/2033, Issued 11/20/2003
$100,000,000 Notes Payable to Fidelia (an E.ON affiliate) 4.55% - unsecured, Maturity Date 04/30/2013, Issued 04/30/2003
$100,000,000 Notes Payable to Fidelia (an E.ON affiliate) 5.31% - secured, Maturity Date 08/15/2013, Issued 08/15/2003

Securities Retired During The Year

$42,600,000 First Mortgage Bonds, 6% Series, Maturity Date 08/15/2003.
$102,000,000 Pollution Control Bonds, Series V, 5.625%, Maturity Date 08/15/2019, Defeased 11/20/2003
$26,000,000 Pollution Control Bonds, Series W, 5.45% , Maturity Date 10/15/2020, Defeased 11/20/2003

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	ACCOUNT 221:		
2	First Mortgage Bonds		
3	6% Series, due 08/15/2003	42,600,000	
4	Pollution Control Bonds (2)		
5	Series R, due 11/01/2020, 6.55%		960,963
6	Series S, due 09/01/2017, Variable	31,000,000	312,946
7	Series T, due 09/01/2017, Variable	60,000,000	418,276
8	Series AA, due 09/01/2027, Variable	10,104,000	514,039
9	Series U, due 08/15/2013, Variable	35,200,000	234,448
10	Series V, due 08/15/2019, 5.625% (5)	102,000,000	
11	Series W, due 10/15/2020, 5.45% (5)	26,000,000	
12	Series X, due 04/15/2023, 5.9%	40,000,000	924,608
13	Series Y, due 05/01/2027, Variable	25,000,000	645,041
14	Series Z, due 08/01/2030, Variable	83,335,000	1,145,612
15	Series BB, due 09/01/2026, Variable	22,500,000	239,101
16	Series CC, due 09/01/2026, Variable	27,500,000	259,415
17	Series DD, due 11/01/2027, Variable	35,000,000	275,472
18	Series EE, due 11/01/2027, Variable	35,000,000	275,512
19	Series FF, due 10/01/2032, Variable	41,665,000	1,071,759
20	Series GG, due 10/01/2033, Variable (5)	128,000,000	3,239,500
21	TOTAL ACCOUNT 221	744,904,000	10,516,692
22			
23	INTEREST RATE SWAPS (3)		
24	TOTAL INTEREST SWAPS		
25			
26	ACCOUNT 223:		
27	Notes Payable to Fidelia 4.55% - unsecured (6)	100,000,000	
28	Notes Payable to Fidelia 5.31% - secured (6)	100,000,000	
29	TOTAL ACCOUNT 223	200,000,000	
30			
31	Account 224		
32	$5.875 Mandatorily Redeemable Preferred Stock (7)	23,750,000	
33	TOTAL	968,654,000	10,516,692

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
08/31/1993	08/15/2003	08/31/1993	08/15/2003		1,597,500	3
						4
11/01/1990	11/01/2020	11/01/1990	10/22/2002		-30	5
09/17/1992	09/1/2017	09/17/1992	09/01/2017	31,000,000	350,512	6
09/17/1992	09/1/2017	09/17/1992	09/01/2017	60,000,000	719,510	7
09/11/2001	09/1/2027	09/1/2001	09/01/2027	10,104,000	112,034	8
08/15/1993	08/15/2013	08/15/1993	08/15/2013	35,200,000	420,810	9
08/15/1993	08/15/2019	08/15/1993	08/15/2019		5,610,003	10
10/15/1993	10/15/2020	10/15/1993	10/15/2020		1,385,511	11
04/15/1995	04/15/2023	04/15/1995	04/15/2023	40,000,000	2,360,000	12
05/19/2000	05/1/2027	05/19/2000	05/1/2027	25,000,000	247,654	13
08/9/2000	08/1/2030	08/9/2000	08/1/2030	83,335,000	929,592	14
03/06/2002	09/01/2026	03/06/2002	09/01/2026	22,500,000	242,938	15
03/06/2002	09/01/2026	03/06/2002	09/01/2026	27,500,000	301,062	16
03/22/2002	11/01/2027	03/22/2002	11/01/2027	35,000,000	382,907	17
03/22/2002	11/01/2027	03/22/2002	11/01/2027	35,000,000	381,145	18
10/23/2002	10/01/2032	10/23/2002	10/01/2032	41,665,000	477,986	19
11/20/2003	10/01/2033	11/20/2003	10/01/2033	128,000,000	156,800	20
				574,304,000	15,675,934	21
						22
					4,515,154	23
					4,515,154	24
						25
						26
04/30/2003	04/30/2013			100,000,000	3,033,333	27
08/15/2003	08/15/2013			100,000,000	1,991,250	28
				200,000,000	5,024,583	29
						30
						31
				23,750,000	697,656	32
[redacted]				798,054,000	25,913,327	33

Blank Page

Schedule Page: 256 Line No.: 1 Column: a

Notes to FERC Form No.1 page 256:

(1) Debt premium and expenses are being amortized over the lives of the related issues.

(2) Pollution Control Bonds (Louisville Gas & Electric Projects) issued by Jefferson and Trimble Counties, Kentucky are secured by the assignment of loan payments by the Company to the Counties pursuant to loan agreements, and certain series are further secured by the delivery from time to time of an equal amount of the Company's First Mortgage Bonds, Pollution Control Series. No principal or interest is payable on these First Mortgage Bonds unless default on the loan agreements occurs.

(3) As of December 31, 2003, the Company had in effect six interest-rate swap agreements to hedge its exposure to tax exempt rates related to Pollution Control Bonds, Variable Rate Series. The Company's positions under the swap agreements are to pay a fixed rate and receive a variable rate based on the Bond Market Association Municipal Swap Index or London Interbank Offered Rate (LIBOR) and received a fixed rate. The specifics for each swap agreement related to notional amounts, maturity dates, payable and receivable positions are as follows:

Notional Amount	Maturity	Payable	Receivable
$17,000,000	02/03/2005	Fixed 4.309%	BMA Index
$83,335,000	11/02/2020	Fixed 5.495%	BMA Index
$32,000,000	10/01/2033	Fixed 3.657%	68% of 1 mo LIBOR
$32,000,000	10/01/2033	Fixed 3.645%	68% of 1 mo LIBOR
$32,000,000	10/01/2033	Fixed 3.695%	68% of 1 mo LIBOR
$32,000,000	10/01/2033	Fixed 3.648%	68% of 1 mo LIBOR

(4) Annual requirements for sinking funds of the First Mortgage Bonds (other than First Mortgage Bonds issued in connection with the Pollution Control Bonds) are the amounts necessary to redeem 1% of the highest principal amount of each series of bonds at any time outstanding. Property additions (166 2/3% of principal amounts of bonds otherwise required to be so redeemed) have been applied in lieu of cash.

The trust indenture securing the First Mortgage Bonds constitutes a direct first mortgage lien upon substantially all property owned by the Company. The indenture, as supplemented, provides that portions of retained earnings will not be available for dividends on common stock under certain conditions. No portion of retained earnings is presently restricted by the provision.

(5) During 2003, the Company executed the following refinancings of Pollution Control Bonds for their full face value:

Issued	Redeemed
Series GG, due 10/1/2033	Series V, due 8/15/2019
	Series W, due 10/15/2020

(6) During 2003, the Company executed new long-term loans with Fidelia Corporation (an E.ON affiliate). The Company used the proceeds to repay the maturing $42.6 million First Mortgage Bonds 6% Series, due 08/15/2003 and repaid notes payable to associated companies. The 5.31% series is secured by a second mortgage lien on substantially all property owned by the Company.

(7) See Note 1 of Notes to Financial Statements.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

UNAMORTIZED DEBT EXPENSE, PREMIUM AND DISCOUNT ON LONG-TERM DEBT (Account 181,225,226)

1. Report under separate subheadings for Unamortized Debt Expense, Unamortized Premium on Long-Term Debt and Unamortized Discount on Long-Term Debt, particulars (details) of expense, premium or discount applicable to each class and series of long-term debt.
2. Show premium amounts by enclosing the figures in parentheses.
3. In column (b) show the principal amount of bonds or other long-term debt originally issued.
4. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.

Line No.	Designation of Long-Term Debt (a)	Principal Amount of Debt Issued (b)	Total Expense, Premium or Discount (c)	AMORTIZATION PERIOD Date From (d)	AMORTIZATION PERIOD Date To (e)
1	Unamortized Debt Expense - Account 181				
2					
3	First Mortgage Bonds				
4	6% Series due 08/15/2003	42,600,000	401,905	08/31/1993	08/15/2003
5					
6	Pollution Control Bonds: (2)				
7	Series S, due 09/01/2017	31,000,000	312,946	09/17/1992	09/01/2017
8	Series T, due 09/01/2017	60,000,000	418,276	09/17/1992	09/01/2017
9	Series AA, due 09/01/2027	10,104,000	514,039	09/01/2001	09/01/2027
10	Series U, due 08/15/2013	35,200,000	234,448	08/15/1993	08/15/2013
11	Series V, due 08/15/2019	102,000,000	1,167,309	08/15/1993	08/15/2019
12	Series W, due 10/15/2020	26,000,000	515,059	10/15/1993	10/15/2020
13	Series X, due 04/15/2023	40,000,000	924,608	04/15/1995	04/15/2023
14	Series Y, due 05/01/2027	25,000,000	645,041	05/19/2000	05/01/2027
15	Series Z, due 08/01/2030	83,335,000	1,145,612	08/09/2000	08/01/2030
16	Series BB, due 09/01/2026	22,500,000	239,101	03/06/2002	09/01/2026
17	Series CC, due 09/01/2026	27,500,000	259,415	03/06/2002	09/01/2026
18	Series DD, due 11/01/2027	35,000,000	275,472	03/22/2002	11/01/2027
19	Series EE, due 11/01/2027	35,000,000	275,512	03/22/2002	11/01/2027
20	Series FF, due 10/01/2032	41,665,000	1,071,759	10/23/2002	10/01/2032
21	Series GG, due 10/01/2033	128,000,000	3,239,500	11/20/2003	10/01/2033
22					
23	Total				
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35	Note: (1) See Note 1 - Page 257 footnotes				
36	(2) See Note 3 - Page 257 footnotes				
37	(3) Total credits in column (h) relating to amortization of debt expense charged to Account 428 is $320,480. The				
38	remaining debits and credits in columns (g) and (h) represent transfers-in and transfers-out of new and old				
39	unamortized debt expense balances related to the refinancings discussed in Note (5) of Pages 256-257.				

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

UNAMORTIZED DEBT EXPENSE, PREMIUM AND DISCOUNT ON LONG-TERM DEBT (Account 181,225,226)

5. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts. (1)

6. Identify separately undisposed amounts applicable to issues which were redeemed in prior years.

7. Explain any debits and credits other than amortization debited to Account 428, Amortization of Debt Discount and Expense, or credited to Account 429, Amortization of Premium on Debt--Credit. (3)

Balance at Beginning of Year (f)	Debits During Year (g)	Credits During Year (h)	Balance at End of Year (i)	Line No.
				1
				2
				3
24,784		24,784	-	4
				5
				6
184,130		12,552	171,578	7
243,527		16,608	226,919	8
491,134		21,616	469,518	9
123,791		11,700	112,091	10
742,414		742,414	-	11
340,402		340,402	-	12
671,667		32,898	638,769	13
581,242		23,808	557,434	14
1,055,831		38,280	1,017,551	15
226,668	3,994	6,882	223,780	16
246,944	4,882	8,420	243,406	17
267,267	6,214	12,593	260,888	18
267,307	6,214	12,596	260,925	19
1,064,747	29,531	35,989	1,058,289	20
	3,239,500	12,353	3,227,147	21
				22
6,531,855	3,290,335	1,353,895	8,468,295	23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39

Blank Page

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

UNAMORTIZED LOSS AND GAIN ON REACQUIRED DEBT (Account 189,257)

1. Report under separate subheadings for Unamortized Loss and Unamortized Gain on Reacquired Debt, particulars (details) of gain and loss, including maturity date, on reacquisition applicable to each class and series of long-term debt. If gain or loss resulted from a refunding transaction, include also the maturity date of the new issue.
2. In column (c) show the principal amount of bonds or other long-term debt reacquired.
3. In column (d) show the net gain or net loss realized on each debt reacquisition as computed in accordance with General Instruction 17 of the Uniform Systems of Accounts.
4. Show loss amounts by enclosing the figures in parentheses.
5. Explain in a footnote any debits and credits other than amortization debited to Account 428.1, Amortization of Loss on Reacquired Debt, or credited to Account 429.1, Amortization of Gain on Reacquired Debt-Credit.

Line No.	Designation of Long-Term Debt (a)	Date Reac-quired (b)	Principal of Debt Reacquired (c)	Net Gain or Net Loss (d)	Balance at Beginning of Year (e)	Balance at End of Year (f)
1	Unamortized Loss on Reacquired Debt-Account 189					
2						
3	Pollution Control Bonds					
4	1985 Series J, due July 1, 1995	8/90	25,000,000	787,340	393,714	362,214
5						
6	First Mortgage Bonds					
7	due March 1, 2005	12/90	25,000,000	1,226,882	187,642	101,038
8	due October 1, 2009	12/90	25,000,000	1,787,442	643,475	548,147
9						
10	Pollution Control Bonds					
11	1976 Series A, due September 1, 2006	8/93	35,200,000	439,383	231,930	210,018
12	1975 Series A, due September 1, 2000	10/92	31,000,000	286,757	168,245	156,773
13	1987 Series A, due August 1, 1997	10/92	60,000,000	2,574,187	1,510,326	1,407,354
14						
15	First Mortgage Bonds					
16	due August 1, 2001	8/93	19,700,000	540,446	31,510	-
17	due November 1, 2006	8/93	21,362,000	971,865	56,690	-
18						
19	Pollution Control Bonds, 1978 Series A					
20	due June 1, 1998	8/93	7,000,000			
21	due June 1, 2008	8/93	35,000,000	656,441	418,580	-
22						
23	Pollution Control Bonds, 1979 Series A					
24	due October 1, 2004	8/93	20,000,000			
25	due October 1, 2009	8/93	40,000,000	1,329,060	844,588	-
26						
27	Pollution Control Bonds					
28	1984 Series A, due February 15, 2011	11/93	26,000,000	1,448,853	948,700	-
29						
30	Pollution Control Bonds					
31	1990 Series A, due June 15, 2015	6/00	25,000,000	2,171,404	1,970,974	1,890,471
32	1990 Series TC, due November 1, 2020	8/00	83,335,000	4,298,037	3,963,564	3,819,865
33	1996 Series A, JC due September 1, 2026	3/02	22,500,000	1,896,244	1,832,617	1,755,001
34	1996 Series A TC, due September 1, 2026	3/02	27,500,000	1,601,630	1,547,885	1,482,325
35	1997 Series A JC, due November 1, 2027	3/02	35,000,000	1,256,362	1,218,167	1,169,003
36	1997 Series A TC, due November 1, 2027	3/02	35,000,000	1,251,639	1,213,591	1,164,615
37	1990 Series B TC, due November 1, 2020	10/02	41,665,000	1,671,182	1,660,530	1,604,718
38						
39	1993 Series B JC, due August 15, 2019	11/03	102,000,000			
40	1993 Series B JC, due October 15, 2020	11/03	26,000,000	5,683,169	-	5,661,495
41						
42						
43						
44						
45						
46						
47	Total Account 189				18,842,728	21,333,037

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	90,844,954
2		
3		
4	Taxable Income Not Reported on Books	
5	See Footnotes	10,056,838
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	See Footnotes	93,924,545
11		
12		
13		
14	Income Recorded on Books Not Included in Return	
15	See Footnotes	12,055,276
16		
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20	See Footnotes	96,830,467
21		
22		
23		
24		
25		
26		
27	Federal Tax Net Income	85,940,594
28	Show Computation of Tax:	
29		
30	Federal Tax Net Income	85,940,594
31	35% Rounded	30,079,208
32	Add: Adjustment of Prior Years Taxes to Actual	-4,308,256
33		
34		
35	Total	25,770,952
36		
37		
38		
39		
40		
41		
42		
43		
44		

Schedule Page: 261 Line No.: 5 Column: b

Contributions In Aid of Construction	9,408,413
Environmental Cost Recovery/Fuel Adj.Clause Refund	549,774
Other	98,651

	10,056,838
	==========

Schedule Page: 261 Line No.: 10 Column: b

Federal Income Taxes:	
Utility Operating Income	30,601,341
Other Income and Deductions	(4,830,389)
Provision for Deferred Income Taxes-Net	18,508,900
Fas 106 Cost Write-Off (Postretirement)	3,225,034
Preferred Dividend Interest	581,380
Capitalized Interest	8,800,000
Amortization Merger Exp. Ratepayer Portion	1,814,670
One Utility Cost	954,357
VDT Amortization	30,399,780
RAR Interest Reserve	2,286,816
Prepaid Insurance	734,169
Other	848,487

	93,924,545
	============

Schedule Page: 261 Line No.: 15 Column: b

Investment Tax Credit	4,207,167
Purchased Gas Adjustment	5,948,291
Bad Debts Reserve	710,069
Mark to Market	728,512
Other	461,237

	12,055,276
	===========

Schedule Page: 261 Line No.: 20 Column: b

Loss on Reacquired Debt-Amortization	2,490,309
Cost of Removal Charged to Book Depre Reserve	5,000,000
Pensions	26,544,942
Method Life-Depreciation	54,214,000
State Income Tax Deduction	829,715
Regulatory Expenses	7,073,452
Other	678,049

	96,830,467
	===========

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
1	Federal:					
2	Income	-4,740,983		25,770,952	17,750,926	
3	Unemployment Insurance	17,651		71,560	48,336	
4	FICA	215,620		4,407,436	4,200,765	
5	Highway Use			375	375	
6	Excise Tax					
7	IFTA			4,688	4,688	
8						
9	Kentucky:					
10	Income	4,112,705		9,843,658	6,957,149	
11	Unemployment Insurance	10,769		33,323	29,759	
12	Regulatory Commission Fee			1,633,491	1,633,491	
13	6% Use	446,562		2,050,554	2,089,433	
14	Auto License			61,132	61,132	
15	Excise Tax					
16	Weight Distance			531	531	
17	Coal Tax			579	579	
18	Hazardous Waste					
19						
20	Indiana:					
21	5% Use	-147		450	142	
22	Gross Receipts	1,186,782		160,000	160,000	
23						
24	Local:					
25	Occupational	-724		6,024	12,788	
26						
27	Kentucky & Local					
28	Property Taxes	191,067		10,667,234	4,593,195	
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	1,439,302		54,711,987	37,543,289	

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec. 31, 2003

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
3,279,043		25,716,351	-1,695,832		1,750,433	2
40,875		83,984			-12,424	3
422,291		3,821,729			585,707	4
					375	5
		-5,512			5,512	6
					4,688	7
						8
						9
6,999,214		9,484,641	-435,676		794,693	10
14,333		753			32,570	11
		1,225,118			408,373	12
407,683					2,050,554	13
					61,132	14
						15
					531	16
		579				17
						18
						19
						20
161		450				21
1,186,782					160,000	22
						23
						24
-7,488		4,880			1,144	25
						26
						27
6,265,106		7,917,032			2,750,202	28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
18,608,000		48,250,005	-2,131,508		8,593,490	41

Blank Page

Schedule Page: 262 Line No.: 1 Column: a

Louisville Gas and Electric Company
Taxes Accrued, Prepaid and Charged During the Year

Segregation of Other	Other	Gas Accounts 408.1-409.1	Other Accounts (1)
Federal:			
Income	1,750,433	4,884,990	(3,134,557)
Unemp Ins	(12,424)	21,278	(33,702)
FICA	585,707	967,583	(381,876)
Highway Use	375	0	375
Excise Tax	5,512	0	5,512
IFTA	4,688	0	4,688
Kentucky:			
Income	794,693	1,523,067	(728,374)
Unemp Ins	32,570	199	32,371
Reg Commission Fee	408,373	408,373	0
6% Use	2,050,554	0	2,050,554
Auto License	61,132	0	61,132
Weight Distance	531	0	531
Indiana:			
Gross Receipts	160,000	0	160,000
Local:			
Occupational	1,144	1,144	0
Kentucky & Local Property Taxes	2,750,202	2,617,718	132,484
Total	8,593,490	10,424,352	(1,830,862)

(1) Other Accounts include Other Income and Deductions and Balance Sheet accounts.

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES (Account 242)

1. Describe and report the amount of other current and accrued liabilities at the end of the year.

2. Minor items (less than $100,000) may be grouped under appropriate title.

Line No.	Item (a)	Balance at End of Year (b)
1		
2	Vested Vacation Pay Accrued	3,803,406
3	Revenue Subject to Refund	(18,688)
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44	TOTAL	3,784,718

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Gas Supply Adjustments -					
2	overbilled and refundable					
3	to customers	3,153,573	803		3,651,733	6,805,306
4						
5	Demand Side Management -					
6	revenues refundable to					
7	customers	1,683,671	142		21,984	1,705,655
8						
9	Prepaid transmission					
10	system use fee:					
11	MCI Telecommunications	137,580	454	22,296		115,284
12	East Kentucky Power Coop	65,598	454	243,398	324,900	147,100
13						
14	Revenue Subject to Refund	1,721,548	449	2,750,899	3,074,677	2,045,326
15						
16	Long-Term Derivative Liability	17,115,443	219 / 190	1,149,157		15,966,286
17						
18	Texas Gas Transmission Refund					
19	to customers	328,505	803	330,664	2,159	
20						
21	Clearing Accounts Transferred					
22	from Other Deferred Debits				81,793	81,793
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	24,205,918		4,496,414	7,157,246	26,866,750

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	328,736,754	33,065,843	19,641,105
3	Gas	41,552,953	5,145,312	1,995,837
4				
5	TOTAL (Enter Total of lines 2 thru 4)	370,289,707	38,211,155	21,636,942
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	370,289,707	38,211,155	21,636,942
10	Classification of TOTAL			
11	Federal Income Tax	299,200,044	32,658,048	17,902,584
12	State Income Tax	71,089,663	5,553,107	3,734,358
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
				409.3	1,658,229	343,819,721	2
						44,702,428	3
							4
					1,658,229	388,522,149	5
							6
							7
							8
					1,658,229	388,522,149	9
							10
					1,319,291	315,274,799	11
					338,938	73,247,350	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Loss on Reacquired Debt	7,040,754	1,214,683	373,234
4	Regulatory Expenses		2,750,447	
5	Fas 109 Adjustment	7,631,902		
6				
7				
8	Other	36,341,929	1,109,531	10,148,154
9	TOTAL Electric (Total of lines 3 thru 8)	51,014,585	5,074,661	10,521,388
10	Gas			
11	Loss on Reacquired Debt	570,158	233,091	67,712
12	Regulatory Expenses		104,575	
13	Fas 109 Adjustment	141,336		
14				
15	Purchased Gas Adjustment	12,311,942	2,400,879	6,452,605
16	Other	8,337,611	202,969	2,538,106
17	TOTAL Gas (Total of lines 11 thru 16)	21,361,047	2,941,514	9,058,4[illegible]
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	72,375,632	8,016,175	19,579,811
20	Classification of TOTAL			
21	Federal Income Tax	58,672,903	6,377,689	15,578,758
22	State Income Tax	13,702,729	1,638,486	4,001,053
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
[redacted]							1
							2
						7,882,203	3
						2,750,447	4
					2	7,631,904	5
							6
							7
		190	174,938			27,128,368	8
			174,938		2	45,392,922	9
[redacted]							10
						735,537	11
						104,575	12
						141,336	13
							14
						8,260,216	15
		190	18,240		-2	5,984,232	16
			18,240		-2	15,225,896	17
							18
			193,178			60,618,818	19
[redacted]							20
			154,542			49,317,292	21
			38,636			11,301,526	22
							23

NOTES (Continued)

Schedule Page: 276 Line No.: 8 Column: b

IRS Rollover-Amort Cap Legal Costs	(14,656)
Weatherization - DSM	90,791
One Utility Cost	301,120
FAS 133 Other Comp Income	72,960
VDT Amortization	30,846,402
Earnings Sharing Mechanism	5,045,312
	36,341,929

Schedule Page: 276 Line No.: 8 Column: c

VDT Amortization	811,877
Sec. 174 Qualified Software RE	297,654
	1,109,531

Schedule Page: 276 Line No.: 8 Column: d

One Utility Cost	301,120
VDT Amortization	9,816,089
Earnings Sharing Mechanism	30,945
	10,148,154

Schedule Page: 276 Line No.: 8 Column: h

Fas 133 Other Comp Income	174,938
	174,938

Schedule Page: 276 Line No.: 8 Column: k

IRS Rollover-Amort Cap Legal Costs	(14,656)
Weatherization - DSM	90,791
Fas 133 Other Comp Income	(101,978)
VDT Amortization	21,842,190
Earnings Sharing Mechanism	5,014,367
Sec. 174 Qualified Software RE	297,654
	27,128,368

Schedule Page: 276 Line No.: 16 Column: b

IRS Rollover-Amort Cap Legal Costs	(4,375)
Weatherization - DSM	528,061
One Utility Cost	84,084

Name of Respondent Louisville Gas and Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/31/2004	Year of Report Dec 31, 2003

FOOTNOTE DATA

Fas 133 Other Comp Income	18,240
VDT Amortization	7,711,601

	8,337,611
	===========

Schedule Page: 276 Line No.: 16 Column: c

VDT Amortization	202,969

	202,969
	========

Schedule Page: 276 Line No.: 16 Column: d

One Utility Cost	84,084
VDT Amortization	2,454,022

	2,538,106
	=========

Schedule Page: 276 Line No.: 16 Column: h

Fas 133 Other Comp Income	18,240

	18,240
	=======

Schedule Page: 276 Line No.: 16 Column: k

IRS Rollover-Amort Cap Legal Costs	(4,375)
Weatherization - DSM	528,061
VDT Amortization	5,460,546

	5,984,232
	===========

Blank Page

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1					
2					
3	FASB 109 - Income Taxes	190)	5,135,573	780,128	42,977,891
4					
5	Asset Retirement Obligations	407)	728,690	813,371	84,681
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		5,864,263	1,593,499	43,062,572

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GAS OPERATING REVENUES (Account 400)

1. Report below natural gas operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Natural gas means either natural gas unmixed or any mixture of natural and manufactured gas.
3. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The average number of customers means the average of twelve figures at the close of each month.
4. Report quantities of natural gas sold in a term basis, give the Btu contents of the gas sold and the sales converted to Mcf.
5. If increases or decreases from previous year (columns (c), (e) and (g)), are not derived from

Line No.	Title of Account (a)	Amount for Year (b)	Amount for Previous Year (c)
1	GAS SERVICE REVENUES		
2	480 Residential Sales	198,880,540	160,733,047
3	481 Commercial & Industrial Sales		
4	Small (or Comm.) (See Instr. 6)	78,280,490	61,035,702
5	Large (or Ind.) (See Instr. 6)	13,811,850	10,231,803
6	482 Other Sales to Public Authorities	13,745,128	11,197,495
7	484 Interdepartmental Sales		
8	TOTAL Sales to Ultimate Consumers	304,718,008	243,198,047
9	483 Sales for Resale	12,278,199	16,384,262
10	TOTAL Natural Gas Service Revenues	316,996,207	259,582,309
11	Revenues from Manufactured Gas		
12	TOTAL Gas Service Revenues	316,996,207	259,582,[illegible]
13	OTHER OPERATING REVENUES		
14	485 Intracompany Transfers		
15	487 Forfeited Discounts	1,292,915	1,361,541
16	488 Miscellaneous Service Revenues	42,362	49,016
17	489 Revenue from Transportation of Gas of Others	6,045,629	6,231,544
18	490 Sales of Products Extracted from natural gas		
19	491 Revenues from natural gas processed by others		
20	492 Incidental gasoline and oil sales		
21	493 Rent from Gas Property	371,876	249,361
22	494 Interdepartmental Rents	107,268	107,268
23	495 Other Gas Revenues	477,009	112,116
24	TOTAL Other Operating Revenues	8,337,059	8,110,846
25	TOTAL Gas Operating Revenues	325,333,266	267,693,155
26	496 (Less) Provision for Rate Refunds		
27	TOTAL Gas Operating Revenues Net of Provision for Refunds	325,333,266	267,693,155
28	Distribution Type Sales by States (Include Main Line Sales to Residential and Commercial Customers)	290,972,880	232,000,552
29	Main Line Industrial Sales (Include Main Line Sales to Public Authorities)		
30	Sales for Resale	12,278,199	16,384,262
31	Other Sales to Public Authorities (Local Distribution Only)	13,745,128	11,197,495
32	Interdepartmental Sales		
33	TOTAL (Same as Line 10, Columns (b) and (d))	316,996,207	259,582,309

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

GAS OPERATING REVENUES (Account 400) (Continued)

previously reported figures, explain any inconsistencies in a footnote.

6. Commercial and Industrial Sales, Account 481, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater that 200,000 Mcf per year or approximately 800 Mcf per day of normal requirements. (See Account 481 of the Uniform System of Accounts. Explain basis of classification in a footnote.)

7. See pages 108-109, Important Changes During Year, for important new territory added and important rate increases and decreases.

MCF OF NATURAL GAS SOLD		AVG. NO. OF NAT. GAS CUSTOMERS PER MO.		
Quantity for Year (d)	Quantity for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	Line No.
				1
23,191,656	22,123,964	287,256	283,980	2
				3
9,652,525	9,073,513	23,459	22,817	4
1,879,749	1,783,502	304	310	5
1,746,442	1,747,221	1,047	1,044	6
				7
36,470,372	34,728,200	312,066	308,151	8
2,118,664	5,344,590			9
38,589,036	40,072,790	312,066	308,151	10
		NOTES		11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
-	128	Compressed Natural Gas Sales		23
-	128			24
38,589,036	40,072,918			25
				26
38,589,036	40,072,918			27
				28
34,723,930	32,980,979			29
2,118,664	5,344,590			30
1,746,442	1,747,221			31
				32
38,589,036	40,072,790			33

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

OTHER GAS REVENUES (ACCOUNT 495)

1. For transactions with annual revenues of $250,000 or more, describe, for each transaction, commissions on sales of distributions of gas of others, compensation for minor or incidental services provided for others, penalties, profit or loss on sales of material and supplies, sales of steam, water, or electricity, miscellaneous royalties, revenues from dehydration, other processing of gas of others, and gains on settlements on imbalance receivables. Separately report revenues from cash-out penalties.

Line No.	Description of Transaction (a)	Revenues (In Dollars) (b)
1	Other Gas Revenues	
2	Miscellaneous - All minor items	477,009
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25	Total	477,009

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. PRODUCTION EXPENSES		
2	A. Manufactured Gas Production		
3	Manufactured Gas Production (Submit Supplemental Statement)		
4	B. Natural Gas Production		
5	B1. Natural Gas Production and Gathering		
6	Operation		
7	750 Operation Supervision and Engineering		
8	751 Production Maps and Records		
9	752 Gas Wells Expense		
10	753 Field Lines Expense		
11	754 Field Compressor Station Expenses		
12	755 Field Compressor Station Fuel and Power		
13	756 Field Measuring and Regulating Station Expenses		
14	757 Purification Expenses		
15	758 Gas Well Royalties		
16	759 Other Expenses		
17	760 Rents		
18	TOTAL Operation (Enter Total of lines 7 thru 17)	-	-
19	Maintenance		
20	761 Maintenance Supervision and Engineering		
21	762 Maintenance of Structures and Improvements		
22	763 Maintenance of Producing Gas Wells		
23	764 Maintenance of Field Lines		
24	765 Maintenance of Field Compressor Station Equipment		
25	766 Maintenance of Field Meas. and Reg. Station Equipment		
26	767 Maintenance of Purification Equipment		
27	768 Maintenance of Drilling and Cleaning Equipment		
28	769 Maintenance of Other Equipment		
29	TOTAL Maintenance (Enter Total of lines 20 thru 28)	-	-
30	TOTAL Natural Gas Production and Gathering (Enter Total of lines 18 and 29)	-	-

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
31	B2. Products Extraction		
32	Operation		
33	770 Operation Supervision and Engineering		
34	771 Operation Labor		
35	772 Gas Shrinkage		
36	773 Fuel		
37	774 Power		
38	775 Materials		
39	776 Operation Supplies and Expenses		
40	777 Gas Processed by Others		
41	778 Royalties on Products Extracted		
42	779 Marketing Expenses		
43	780 Products Purchased by Resale		
44	781 Variation in Products Inventory		
45	782 (Less) Extracted Products Used by Utility--Credit		
46	783 Rents		
47	TOTAL Operation (Enter Total of lines 33 thru 46)	-	-
48	Maintenance		
49	784 Maintenance Supervision and Engineering		
50	785 Maintenance of Structures and Improvements		
51	786 Maintenance of Extractions and Refining Equipment		
52	787 Maintenance of Pipe Lines		
53	788 Maintenance of Extracted Products Storage Equipment		
54	789 Maintenance of Compressor Equipment		
55	790 Maintenance of Gas Measuring and Reg. Equipment		
56	791 Maintenance of Other Equipment		
57	TOTAL Maintenance (Enter Total of lines 49 thru 56)	-	-
58	TOTAL Products Extraction (Enter Total of lines 47 and 57)	-	-

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
59	C. Exploration and Development		
60	Operation		
61	795 Delay Rentals		
62	796 Nonproductive Well Drilling		
63	797 Abandoned Leases		
64	798 Other Exploration		
65	TOTAL Exploration and Development (Enter Total of lines 61 thru 64)	-	-
	D. Other Gas Supply Expenses		
66	Operation		
67	800 Natural Gas Well Head Purchases		
68	800.1 Natural Gas Well Head Purchases, Intracompany Transfers		
69	801 Natural Gas Field Line Purchases		
70	802 Natural Gas Gasoline Plant Outlet Purchases		
71	803 Natural Gas Transmission Line Purchases	261,119,927	194,881,631
72	804 Natural Gas City Gate Purchases		
73	804.1 Liquefied Natural Gas Purchases		
74	805 Other Gas Purchases		
75	805.1 (Less) Purchased Gas Cost Adjustments		
76			
77	TOTAL Purchased Gas (Enter Total of lines 67 to 75)	261,119,927	194,881,631
78	806 Exchange Gas		
79	Purchased Gas Expenses		
80	807.1 Well Expenses--Purchased Gas		
81	807.2 Operation of Purchased Gas Measuring Stations		
82	807.3 Maintenance of Purchased Gas Measuring Stations		
83	807.4 Purchased Gas Calculations Expense	46,156	26,272
84	807.5 Other Purchased Gas Expenses	575,578	519,489
85	TOTAL Purchased Gas Expenses (Enter Total of lines 80 thru 84)	621,734	545,761

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
86	808.1 Gas Withdrawn from Storage--Debit	52,662,273	48,490,703
87	808.2 (Less) Gas Delivered to Storage--Credit	73,560,220	53,378,264
88	809.1 Withdrawals of Liquefied Natural Gas Sales for Processing--Debit		
89	809.2 (Less) Deliveries of Natural Gas for Processing--Credit		
90	Gas Used in Utility Operations--Credit		
91	810 Gas Used for Compressor Station Fuel--Credit	454,102	442,045
92	811 Gas Used for Products Extraction--Credit		
93	812 Gas Used for Other Utility Operations--Credit	6,824,937	8,095,397
94	TOTAL Gas Used in Utility Operations--Credit (Total of lines 91 thru 93)	7,279,039	8,537,442
95	813 Other Gas Supply Expenses	35,923	105,869
96	TOTAL Other Gas Supply Exp. (Total of lines 77, 78, 85, 86 thru 89, 94, & 95)	233,600,598	182,108,258
97	TOTAL Production Expenses (Enter Total of lines 3, 30, 58, 65, and 96)	233,600,598	182,108,258
98	2. NATURAL GAS STORAGE, TERMINALING AND PROCESSING EXPENSES		
99	A. Underground Storage Expenses		
100	Operation		
101	814 Operation Supervision and Engineering	327,842	357,106
102	815 Maps and Records		
103	816 Wells Expenses		
104	817 Lines Expenses	469,800	469,605
105	818 Compressor Station Expenses	875,720	811,986
106	819 Compressor Station Fuel and Power	443,778	403,325
107	820 Measuring and Regulating Station Expenses		
108	821 Purification Expenses	1,072,079	929,[illegible]
109	822 Exploration and Development		
110	823 Gas Losses	1,280,103	1,016,156
111	824 Other Expenses	7,677	3,478
112	825 Storage Well Royalties	51,806	55,794
113	826 Rents	38,273	38,949
114	TOTAL Operation (Enter Total of lines 101 thru 113)	4,567,078	4,085,943

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
115	Maintenance		
116	830 Maintenance Supervision and Engineering	262,845	304,538
117	831 Maintenance of Structures and Improvements		
118	832 Maintenance of Reservoirs and Wells	439,858	256,007
119	833 Maintenance of Lines	28,992	7,680
120	834 Maintenance of Compressor Station Equipment	492,617	494,892
121	835 Maintenance of Measuring and Regulating Station Equipment	77,703	24,649
122	836 Maintenance of Purification Equipment	162,461	234,463
123	837 Maintenance of Other Equipment	139,405	55,584
124	TOTAL Maintenance (Enter Total of lines 116 thru 123)	1,603,881	1,377,813
125	TOTAL Underground Storage Expenses (Total of lines 114 and 124)	6,170,959	5,463,756
126	B. Other Storage Expenses		
127	Operation		
128	840 Operation Supervision and Engineering		
129	841 Operation Labor and Expenses		
130	842 Rents		
131	842.1 Fuel		
132	842.2 Power		
133	842.3 Gas Losses		
134	TOTAL Operation (Enter Total of lines 128 thru 133)	-	-
135	Maintenance		
136	843.1 Maintenance Supervision and Engineering		
137	843.2 Maintenance of Structures and Improvements		
138	843.3 Maintenance of Gas Holders		
139	843.4 Maintenance of Purification Equipment		
140	843.5 Maintenance of Liquefaction Equipment		
141	843.6 Maintenance of Vaporizing Equipment		
142	843.7 Maintenance of Compressor Equipment		
143	843.8 Maintenance of Measuring and Regulating Equipment		
144	843.9 Maintenance of Other Equipment		
145	TOTAL Maintenance (Enter Total of lines 136 thru 144)	-	-
146	TOTAL Other Storage Expenses (Enter Total of lines 134 and 145)	-	-

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
147	C. Liquefied Natural Gas Terminaling and Processing Expenses		
148	Operation		
149	844.1 Operation Supervision and Engineering		
150	844.2 LNG Processing Terminal Labor and Expenses		
151	844.3 Liquefaction Processing Labor and Expenses		
152	844.4 Liquefaction Transportation Labor and Expenses		
153	844.5 Measuring and Regulating Labor and Expenses		
154	844.6 Compressor Station Labor and Expenses		
155	844.7 Communication System Expenses		
156	844.8 System Control and Load Dispatching		
157	845.1 Fuel		
158	845.2 Power		
159	845.3 Rents		
160	845.4 Demurrage Charges		
161	845.5 (Less) Wharfage Receipts--Credit		
162	845.6 Processing Liquefied or Vaporized Gas by Others		
163	846.1 Gas Losses		
164	846.2 Other Expenses		
165	TOTAL Operation (Enter Total of lines 149 thru 164)	-	-
166	Maintenance		
167	847.1 Maintenance Supervision and Engineering		
168	847.2 Maintenance of Structures and Improvements		
169	847.3 Maintenance of LNG Processing Terminal Equipment		
170	847.4 Maintenance of LNG Transportation Equipment		
171	847.5 Maintenance of Measuring and Regulating Equipment		
172	847.6 Maintenance of Compressor Station Equipment		
173	847.7 Maintenance of Communication Equipment		
174	847.8 Maintenance of Other Equipment		
175	TOTAL Maintenance (Enter Total of lines 167 thru 174)	-	-
176	TOTAL Liquefied Nat. Gas Terminaling and Proc. Exp. (Lines 165 & 175)	-	-
177	TOTAL Natural Gas Storage (Enter Total of lines 125, 146, and 176)	6,170,959	5,463,756

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
178	3. TRANSMISSION EXPENSES		
179	Operation		
180	850 Operation Supervision and Engineering	15,632	10,327
181	851 System Control and Load Dispatching	227,071	230,492
182	852 Communication System Expenses		
183	853 Compressor Station Labor and Expenses		
184	854 Gas for Compressor Station Fuel		
185	855 Other Fuel and Power for Compressor Stations		
186	856 Mains Expenses	251,733	160,845
187	857 Measuring and Regulating Station Expenses		
188	858 Transmission and Compression of Gas by Others		
189	859 Other Expenses	875	36,097
190	860 Rents	5,576	3,089
191	TOTAL Operation (Enter Total of lines 180 thru 190)	500,887	440,850
	3 TRANSMISSION EXPENSES (Continued)		
192	Maintenance		
193	861 Maintenance Supervision and Engineering		
194	862 Maintenance of Structures and Improvements	-	-
195	863 Maintenance of Mains	244,102	3,833
196	864 Maintenance of Compressor Station Equipment		
197	865 Maintenance of Measuring and Reg. Station Equipment		
198	866 Maintenance of Communication Equipment	-	-
199	867 Maintenance of Other Equipment	-	-
200	TOTAL Maintenance (Enter Total of lines 193 thru 199)	244,102	3,833
201	TOTAL Transmission Expenses (Enter Total of lines 191 and 200)	744,989	444,683
202	4. DISTRIBUTION EXPENSES		
203	Operation		
204	870 Operation Supervision and Engineering	25,269	85,943
205	871 Distribution Load Dispatching	321,548	323,517
206	872 Compressor Station Labor and Expenses		
207	873 Compressor Station Fuel and Power		

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)		Amount for Current Year (b)	Amount for Previous Year (c)
208	874	Mains and Services Expense	1,794,916	2,121,387
209	875	Measuring and Regulating Station Expenses--General	462,976	512,313
210	876	Measuring and Regulating Station Expenses--Industrial	260,001	288,097
211	877	Measuring and Regulating Station Expenses--City Gate Check Station	191,584	384,601
212	878	Meter and House Regulator Expenses	33,113	106,480
213	879	Customer Installations Expenses	239,682	309,525
214	880	Other Expenses	3,290,220	2,302,437
215	881	Rents	5,596	96,421
216		TOTAL Operation (Enter Total of lines 204 thru 215)	6,624,905	6,530,721
217	Maintenance			
218	885	Maintenance Supervision and Engineering		10,071
219	886	Maintenance of Structures and Improvements	208,977	178,082
220	887	Maintenance of Mains	4,034,408	4,983,159
221	888	Maintenance of Compressor Station Equipment		
222	889	Maintenance of Meas. and Reg. Station Equipment--General	31,850	35,002
223	890	Maintenance of Meas. and Reg. Station Equipment--Industrial	67,736	97,014
224	891	Maintenance of Meas. and Reg. Station Equipment--City Gate Check Station	194,916	47,055
225	892	Maintenance of Services	634,791	595,947
226	893	Maintenance of Meters and House Regulators		19,776
227	894	Maintenance of Other Equipment	122,798	102,421
228		TOTAL Maintenance (Enter Total of lines 218 thru 227)	5,295,476	6,068,527
229		TOTAL Distribution Expenses (Enter Total of lines 216 and 228)	11,920,381	12,599,248
230		5. CUSTOMER ACCOUNTS EXPENSE		
231	Operation			
232	901	Supervision	245,329	36,585
233	902	Meter Reading Expenses	1,827,893	1,693,580
234	903	Customer Records and Collection Expenses	3,421,550	1,594,241
235	904	Uncollectible Accounts	1,588,329	1,380,990
236	905	Miscellaneous Customer Accounts Expenses	260,125	194,435
237		TOTAL Customer Accounts Expenses (Enter Total of lines 232 thru 236)	7,343,226	4,899,831

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

GAS OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for the previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
238	6. CUSTOMER SERVICE AND INFORMATION EXPENSES		
239	Operation		
240	907 Supervision	56,881	
241	908 Customer Assistance Expenses	1,677,803	1,145,698
242	909 Informational and Instructional Expenses	35,310	21,244
243	910 Miscellaneous Customer Service and Informational Expenses	116,923	
244	TOTAL Customer Service and Information Expense (Lines 240 thru 243)	1,886,917	1,166,942
245	7. SALES EXPENSE		
246	Operation		
247	911 Supervision		
248	912 Demonstrating and Selling Expenses	52,031	-
249	913 Advertising Expenses	1,343	668
250	916 Miscellaneous Sales Expenses	-	-
251	TOTAL Sales Expense (Enter Total of lines 247 thru 250)	53,374	668
252	8. ADMINISTRATIVE AND GENERAL EXPENSES		
253	Operation		
254	920 Administrative and General Salaries	58,273	300,184
255	921 Office Supplies and Expenses	106,028	113,987
256	922 (Less) Administrative Expenses Transferred--Cr.	203,473	268,066
257	923 Outside Services Employed	6,903,766	8,397,210
258	924 Property Insurance	107,990	65,519
259	925 Injuries and Damages	349,057	354,333
260	926 Employee Pensions and Benefits	4,823,591	3,888,346
261	927 Franchise Requirements	460,123	454,101
262	928 Regulatory Commission Expenses		
263	929 (Less) Duplicate Charges--Cr.	424,836	377,585
264	930.1 General Advertising Expenses	69,223	204,069
265	930.2 Miscellaneous General Expenses	7,169,833	7,032,066
266	931 Rents		3,702
267	TOTAL Operation (Enter Total of lines 254 thru 266)	19,419,575	20,167,866
268	Maintenance		
269	935 Maintenance of General Plant	666,778	36,141
270	TOTAL Administrative and General Exp. (Total of lines 267 and 269)	20,086,353	20,204,007
271	TOTAL GAS Oper. & Maint. Exp. (Lines 97, 177, 201, 229, 237, 244, 251 and 270)	281,806,797	226,887,393

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	3/31/2004	Dec. 31, 2003

GAS USED IN UTILITY OPERATIONS--CREDIT (Accounts 810, 811, 812)

1. Report below particulars (details) of credits during the year to Accounts 810, 811 and 812 which offset charges to operating expenses or other accounts for the cost of gas from the respondent's own supply.
2. Natural gas means either natural gas unmixed, or any mixture of natural and manufactured gas.
3. If the reported Mcf for any use is an estimated quantity, state such fact in a footnote.
4. If any natural gas was used by the respondent for which a change was not made to the appropriate operating expense or other account, list separately in column (c) the Mcf of gas used, omitting entries in columns (d) and (e).
5. Report pressure base of measurement of gas volumes at 14.73 psia at 60°F.

Line No.	Purpose for Which Gas Was Used (a)	Account Charged (b)	Natural Gas: Mcf of Gas Used (c)	Natural Gas: Amount of Credit (d)	Natural Gas: Amount per Mcf (in Cents) (e)	Manufactured Gas: Mcf of Gas Used (f)	Manufactured Gas: Amount of Credit (g)
1	810 Gas used for Compressor Station Fuel--Cr	819	99,773	454,102	455.1		
2	811 Gas used for Products Extraction--Cr						
3	Gas Shrinkage and Other Usage in Respdnt's Own Proc.						
4	Gas Shrinkage, Etc. for Respdt's Gas Processed by Others						
5	812 Gas used by Other Util. Oprs--Cr (Rpt sep. for each prin. use. Group minor uses)						
6	City Gate Stations	877	15,414	66,658	432.5		
7	Gas used for burner ignition and stabilization at electric generating stations	501	695,917	4,804,110	690.3		
8	Gas used in electric generation	547	313,530	1,840,926	587.2		
9	Various	Various	25,677	113,243	441.0		
10							
11	Total 812		1,050,538	6,824,937	649.7		
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25	TOTAL		1,150,311	7,279,039	632.8		

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

OTHER GAS SUPPLY EXPENSES (Account 813)

Report other gas supply expenses by descriptive titles which clearly indicate the nature of such expenses. Show maintenance expenses separately. Indicate the functional classification and purpose of property to which any expenses relate.

Line No.	Description (a)	Amount (in dollars) (b)
1	Miscellaneous gas supply labor, transportation and other expenses.	35,923
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		
49		
50	TOTAL	35,923

Blank Page

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (GAS)

1. Provide the information requested below on miscellaneous general expense.
2. For Other Expenses, show the (a) purpose, (b) recipient and © amount of such items. List separately amounts of $250,000 or more however, amounts less than $250,000 may be grouped if the number of items of so grouped is shown.

Line No.	Description (a)		Amount (in dollars) (b)
1	Industry association dues		103,752
2	Experimental and general research expenses		
	a. Gas Research Institute		-
	b. Other		-
3	Publishing and distributing information and reports to stockholders; trustee, registrar, and transfer agent fees and expenses, and other expenses of servicing outstanding securities of the respondent.		
4	Other Expenses		
5			
6	Purpose	Recipient	
7			
8	Amortization of One Utility Costs		423,395
9	Amortization of Manufactured Gas Plant		305,400
10	Amortization of Value Delivery Team Workforce Reductions		6,298,447
11	Miscellaneous Debits and Credits	VARIOUS	38,839
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46			
47	TOTAL		7,169,833

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

DEPRECIATION, DEPLETION, AND AMORTIZATION OF GAS PLANT (403, 404.1, 404.2, 404.3, 405)

(Except Amortization of Acquisition Adjustments)

1. Report in Section A the amounts of depreciation expense, depletion and amortization for the accounts indicated and classified according to the plant functional groups shown.
2. Report all available information called for in Section B for the year 1971, 1974 and every fifth year thereafter. Report only annual changes in the intervals between the report years (1971, 1974 and every fifth year thereafter).

Report in column (b) all depreciable plant balances to which rates are applied and show a composite total. (If more desirable , report by plant account, subaccount or functional classifications other than those pre - printed

Section A. Summary of Depreciation, Depletion, and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization and depletion of Producing Natural Gas Land and Land Rights (Account 404.1) (c)	Amortization and Underground Storage Land and Land Rights (Account 404.2) (d)
1	Intangible Plant			
2	Production plant, manufactured gas			
3	Production and gathering plant, natural gas			
4	Products extraction plant			
5	Underground gas storage plant	1,313,078		
6	Other storage plant			
7	Base load LNG terminating and			
8	processing plant			
9	Transmission plant	213,183		
10	Distribution plant	10,739,177		
11	General plant	132,833		
12	Common plant - gas	2,893,883		
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25	TOTAL	15,292,154		-

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

DEPRECIATION, DEPLETION, AND AMORTIZATION OF GAS PLANT (403, 404.1, 404.2, 404.3, 405)

(Except Amortization of Acquisition Adjustments) (Continued)

in column (a). Indicate at the bottom of Section B the manner in which column (b) balances are obtained. If average balances, state the method of averaging used. For column (c) report available information for each plant functional classification listed in column (a). If composite depreciation accounting is used, report available information called for in columns (b) and (c) on this basis. Where the unit - of - production metod is used to determine depreciation charges, show at bottom of Section B any revisions made to estimated gas reserves.

3. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of Section B the amounts and nature of the provisions and the plant items to which related.

Section A. Summary of Depreciation, Depletion, and Amortization Charges

Amortization of Other Limited - term Gas Plant (Account 404.3) (e)	Amortization of Other Gas Plant (Account 405) (f)	Total (b to f) (g)	Functional Classification (a)	Line No.
			Intangible Plant	1
			Production plant, manufactured gas	2
			Production and gathering plant, natural gas	3
			Products extraction plant	4
		1,313,078	Underground gas storage plant	5
			Other storeage plant	6
			Base load LNG terminating and	7
			processing plant	8
		213,183	Transmission plant	9
		10,739,177	Distribution plant	10
		132,833	General plant	11
1,508,708		4,402,591	Common plant - gas	12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
1,508,708		16,800,862	TOTAL	25

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DEPRECIATION, DEPLETION, AND AMORTIZATION OF GAS PLANT (Continued)

Section B. Factors Used in Estimating Depreciation Charges

Line No.	Functional Classification (a)	Depreciation Plant Base (Thousands) (b)	Applied Depr. Rate(s) (Percent) (c)
1	Production and Gathering Plant		
2	Offshore	N/A	N/A
3	Onshore	N/A	N/A
4	Underground Gas Storage Plant	56,018	2.22%
5	Transmission Plant		
6	Offshore	N/A	N/A
7	Onshore	12,494	1.68%
8	General Plant	3,890	3.72%
9	Distribution Plant	388,023	2.95%
10			

Notes to Depreciation, Depletion, and Amortization of Gas Plant

Notes:

Account 404.2

Rates by functional classifications:
Underground gas storage plant 2.22%

Account 404.3

In case of limited - term investments, a reserve equal to the cost of the franchises and consents has been provided.

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as requireed by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4 Expenditures for Certain Civic, Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts less than $250,000 may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430): For each associated company that incurred interest on debt during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

Line No.	Item (a)	Amount (b)
1	Account 426.1 - Donations	
2	Various	177,735
3	Total Account 426.1	177,735
4		
5	Account 426.3 - Penalties	
6	Various	22,163
7	Total Account 426.3	22,163
8		
9	Account 426.4 - Civic, Political and Related Activity	
10	Related Activities	262,654
11	Total Account 426.4	262,654
12		
13	Account 426.5 - Other Deductions	
14	Write off of Plant Development Project and Other	5,680,652
15	Write off of Software Development Project	617,534
16	Other Miscellaneous Deductions	268,826
17	Total Account 426.5	6,567,012
18		
19	Account 430 - Interest on Debt to Associated Company	
20	LG&E Energy LLC	1,750,863
21	Kentucky Utilities Company	8,216
22	Fidelia	5,024,583
23	Total Account 430	6,783,662
24		
25	Account 431 - Other Interest Expense	
26	Accounts Receivable Securitization	1,041,961
27	Customer Deposits - 6% Interest Rate	477,716
28	Various	29,510
29	Total Account 431	1,549,187
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	15,918,646		
4	Transmission	437,266		
5	Distribution	4,382,341		
6	Customer Accounts	873,934		
7	Customer Service and Informational	2,837		
8	Sales			
9	Administrative and General	60,283		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	21,675,307		
11	Maintenance			
12	Production	5,522,698		
13	Transmission	120,492		
14	Distribution	2,273,874		
15	Administrative and General	51,582		
16	TOTAL Maint. (Total of lines 12 thru 15)	7,968,646		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	21,441,344		
19	Transmission (Enter Total of lines 4 and 13)	557,758		
20	Distribution (Enter Total of lines 5 and 14)	6,656,215		
21	Customer Accounts (Transcribe from line 6)	873,934		
22	Customer Service and Informational (Transcribe from line 7)	2,837		
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	111,865		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	29,643,953	5,932,262	35,576,215
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply	392,485		
31	Storage, LNG Terminaling and Processing	1,148,326		
32	Transmission	298,177		
33	Distribution	1,765,933		
34	Customer Accounts	719,860		
35	Customer Service and Informational			
36	Sales			
37	Administrative and General	38,950		
38	TOTAL Operation (Enter Total of lines 28 thru 37)	4,363,731		
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing	784,429		
44	Transmission	16,992		
45	Distribution	2,645,587		
46	Administrative and General	11,889		
47	TOTAL Maint. (Enter Total of lines 40 thru 46)	3,458,897		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Louisville Gas and Electric Company	(1) [X] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)	392,485		
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru	1,932,755		
53	Transmission (Lines 32 and 44)	315,169		
54	Distribution (Lines 33 and 45)	4,411,520		
55	Customer Accounts (Line 34)	719,860		
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)	50,839		
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)	7,822,628	1,571,907	9,394,535
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	37,466,581	7,504,169	44,970,750
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	3,266,985	2,305,495	5,572,480
66	Gas Plant	2,128,006	1,392,429	3,520,435
67	Other (provide details in footnote):	165,882	47,252	213,134
68	TOTAL Construction (Total of lines 65 thru 67)	5,560,873	3,745,176	9,306,049
69	Plant Removal (By Utility Departments)			
70	Electric Plant	491,298	198,252	689,550
71	Gas Plant	187,111	69,227	256,338
72	Other (provide details in footnote):	7,367	927	8,294
73	TOTAL Plant Removal (Total of lines 70 thru 72)	685,776	268,406	954,182
74	Other Accounts (Specify, provide details in footnote):			
75	Accounts Receivable (work for others)	1,121,154	238,998	1,360,152
76	Deferred Debits	1,661	360	2,021
77	Certain Civil, Political and Related Activities and Other	460,916	3,198	464,114
78	Accounts Receivable (Non-Jurisdictional - Trimble County)	1,020,879	219,553	1,240,432
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	2,604,610	462,109	3,066,719
96	TOTAL SALARIES AND WAGES	46,317,840	11,979,860	58,297,700

Blank Page

Schedule Page: 354 Line No.: 66 Column: d

Common Utility Plant

Schedule Page: 354 Line No.: 72 Column: d

Common Utility Plant

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

CHARGES FOR OUTSIDE PROFESSIONAL AND OTHER CONSULTATIVE SERVICES

1. Report the information specified below for all charges made during the year included in any account (including plant accounts) for outside consultative and other professional services. These services include rate, management, construction, engineering, research, financial, valuation, legal, accounting, purchasing, advertising, labor relations, and public relations, rendered for the respondent under written or oral arrangement, for which aggregate payments were made during the year to any corporation, partnership, organization of any kind, or individual (other than for services as an employee or for payments made for medical and related services) amounting to more than $250,000, including payments for legislative services, except those which should be reported in Account 426.4 *Expenditures for Certain Civic, Political and Related Activities.*
(a) Name of person or organization rendering services.
(b) Total Charges for the year.
2. Designate associated companies with an asterisk in column (b).

Line No.	Description (a)	* (b)	Amount (in dollars) (c)
1	ABEL CONSTRUCTION COMPANY INC		530,700
2	LOUISVILLE, KY 40218		
3			
4	AETNA BUILDING MAINTENANCE INC		275,733
5	COLUMBUS, OH 43271-3175		
6			
7	AMERICAN EXPRESS CORP		312,678
8	CHICAGO, IL 30335		
9			
10	AMERICAN PAYMENT SYSTEMS INC		292,762
11	HARTFORD, CT 06102-5736		
12			
13	BANK ONE NA		1,100,501
14	CHICAGO, IL 60673		
15			
16	BRAY MARINE INC		399,382
17	CINCINNATI, OH 45202		
18			
19	COMMERCIAL FURNITURE SERVICES		257,987
20	LOUISVILLE, KY 40201		
21			
22	COMVERGE TECHNOLOGIES		363,451
23	ATLANTA, GA 31192-2168		
24			
25	ECKEN TECHNICAL SERVICES		301,029
26	LOUISVILLE, KY 40272		
27			
28	ENERGY ECONOMICS INC		928,046
29	DODGE CENTER, MN 55927		
30			
31	ENERTOUCH INC		904,767
32	STONE MOUNTAIN, GA 30087		
33			
34	EVANS CONSTRUCTION CO INC		527,011
35	JEFFERSONTOWN, KY 40299		
36			
37	FISHEL CO		748,621
38	COLUMBUS, OH 43260-2478		
39			
40	HARSHAW TRANE SERVICE		596,030
41	LOUISVILLE, KY 40299-1975		
42			

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

CHARGES FOR OUTSIDE PROFESSIONAL AND OTHER CONSULTATIVE SERVICES

Line No.	Description (a)	* (b)	Amount (in dollars) (c)
43	HIGHLAND ROOFING CO INC		411,243
44	LOUISVILLE, KY 40218		
45			
46	HONEYWELL DMC SERVICES INC		1,101,097
47	CHICAGO, IL 60675-1382		
48			
49	IMSERV FIELDTECH		3,554,290
50	MILWAUKEE, WI 53202		
51			
52	MILLER PIPELINE CORP		9,431,051
53	INDIANAPOLIS, IN 46255-5313		
54			
55	SERCO MANAGEMENT SERVICES INC		1,258,814
56	GIBBSBORO, NJ 08026		
57			
58	SOUTHERN CROSS/WEST CORP		398,927
59	BIGFORK, MT 59911		
60			
61	SOUTHERN PIPELINE CONST CO		2,882,569
62	LOUISVILLE, KY 40219		
63			
64	STOLL CONSTRUCTION AND PAVING CO INC		845,051
65	LOUISVILLE, KY 40206		
66			
67	STS INC/ DYCOM INDUSTRIES INC		894,163
68	ORLANDO, FL 32886-0788		
69			
70	THE BANK OF NEW YORK		300,777
71	NEW YORK, NY 10286		
72			
73	TODAYS STAFFING INC		270,220
74	DALLAS, TX 75391-0270		
75			
76	XEROX CORP		848,801
77	DALLAS, TX 75265-0361		
78			
79			
80			
81			
82			
83			
84			
85			
86			
87			
88			
89			
90			
91			
92			
93			
94			
95			

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31,2003

COMPRESSOR STATION

1. Report below particular (details) concerning compressor stations. Use the following subheadings: field compressor stations, products extraction compressor stations, underground storage compressor stations, transmission compressor stations, distribution compressor stations, and other compressor stations.
2. For column (a), indicate the production areas where such stations are used. Relatively small field compressor stations may be grouped by production areas. Show the number of stations grouped. Designate any station held under a title other than full ownership. State in a footnote the name of owner or co-owner, the nature of respondent's title, and percent of ownership, if jointly owned. Designate any station that was not operated during the past year. State in a footnote whether the book cost of such station

Line No.	Description of Investment (a)	Number of Employees (b)	Plant Cost (c)
1	Underground Storage:		
2	Magnolia		
3	Magnolia, KY	13	9,786,372
4			
5	Muldraugh		
6	Muldraugh, KY	15	15,959,820
7			
8	Flint Hill (2)		
9	Flint Hill, KY		273,275
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27	Notes:		
28	(1) Exclusive of supervision and engineering.		
29	(2) The gas field at this location has been retired.		
30			
31			
32			
33			
34			
35			
36			
37			
38			

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

COMPRESSOR STATION

has been retired in the books of account, or what disposition of the station and its book cost are contemplated. Designate any compressor units in transmission compressor stations installed and put into operation during the year and show in a footnote the size of each such unit, and the date each such unit was placed in operation.

3. For column (d), include the type of fuel or power, if other than natural gas. If two types of fuel or power are used, show separate entries for natural gas and the other fuel or power.

Expenses (Except depreciation and taxes) (1)			Operation Data			
Fuel or Power (d)	Other (e)	Gas for Compressor Fuel Mcf (14.73 psia at 60 F) (f)	Total Compressor Hours of Operation During Year (g)	No. of Compressors Operated at Time of Station Peak (h)	Date of Station Peak (i)	Line No.
						1
						2
443,778	1,186,137	97,863	9,456	4	1/1/2003	3
						4
						5
10,324	1,472,177	1,910	355	4	1/23/2003	6
						7
						8
						9
						10
454,102		99,773				11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS STORAGE PROJECTS

1. Report particulars (details) for total gas storage projects.
2. Total storage plant (column b) should agree with amounts reported by the respondent in Acct's 350.1 to 364.8 inclusive (pages 206-207).
3. Give particulars (details) of any gas stored for the benefit of another company under a gas exchange arrangement or on basis of purchase and resale to other company. Designate with an asterisk if other company is an associated company.

Line No.	Item (a)	Gas Belonging to Respondent (MCF) (b)	Gas Belonging to Others (MCF) (c)	Total Amount (MCF) (d)
1	STORAGE OPERATIONS (IN MCF)			
2	Gas Delivered to Storage			
3	January	-	-	-
4	February	-	-	-
5	March	-	-	-
6	April	-	-	-
7	May	319	-	319
8	June	1,669,684	-	1,669,684
9	July	2,781,316	-	2,781,316
10	August	3,101,260	-	3,101,260
11	September	2,897,273	-	2,897,273
12	October	1,912,962	-	1,912,962
13	November	396,872	-	396,872
14	December	150,507	-	150,507
15	TOTAL (Enter Total of Lines 2 Thru 13)	12,910,193	-	12,910,1[illegible]
16	Gas Withdrawn from Storage			
17	January	3,504,795	-	3,504,795
18	February	2,701,310	-	2,701,310
19	March	1,438,402	-	1,438,402
20	April	1,524,682	-	1,524,682
21	May	699,656	-	699,656
22	June	1,233	-	1,233
23	July	940	-	940
24	August	785	-	785
25	September	735	-	735
26	October	1,041	-	1,041
27	November	930,628	-	930,628
28	December	1,491,761	-	1,491,761
29	TOTAL (Enter Total of Lines 16 Thru 27)	12,295,968	-	12,295,968

Name of Respondent	This Report Is:	Date of Report	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	(Mo,Da,Yr) 03/31/2004	Dec. 31, 2003

GAS STORAGE PROJECTS

Line No.	Item (a)	Total Amount (b)
	Storage Operations (In Mcf)	
42	Top or Working Gas End of Year	12,904,005
43	Cushion Gas (Including Native Gas) (1)	10,810,000
44	Total Gas in Reservoir (Enter Total of Line 42 and Line 43)	23,714,005
45	Certificated Storage Capacity	25,645,657
46	Number of Injection -- Withdrawal Wells	393
47	Number of Observation Wells	151
48	Maximum Day's Withdrawal from Storage	200,021
49	Date of Maximum Days' Withdrawal	23-Jan-03
50	LNG Terminal Companies (In Mcf)	
51	Number of Tanks	N/A
52	Capacity of Tanks	N/A
53	LNG Volumes	
54	a) Received at "Ship Rail"	N/A
55	b) Transferred to Tanks	N/A
56	c) Withdrawn from Tanks	N/A
57	d) "Boil Off" Vaporization Loss	N/A
58	e) Converted to Mcf at Tailgate of Terminal	N/A

(1) Including noncurrent gas of 2,930,000 Mcf (account 117).

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/04	Dec. 31, 2003

TRANSMISSION LINES

1. Report below by States the total miles of transmission lines of each transmission system operated by respondent at end of year.
2. Report separately any lines held under a title other that full ownership. Designate such lines with an asterisk and in a footnote state the name of owner, or co-owner, nature of respondent's title, and percent ownership if jointly owned.
3. Report separately any line that was not operated during the past year. Enter in a footnote the particulars (details) and state whether the book cost of such a line, or any portion thereof, has been retired in the books of account, or what disposition of the line and its book cost are contemplated.
4. Report the number of miles of pipe to one decimal point.

Line No.	Designation (Identification) of Line or Group of Lines (a)	Total Miles of Pipe (to 0.1) (b)
1	Western Kentucky Line	69.5
2	Magnolia Line	101.7
3	Calvary Line	55.4
4	Elder Park Line	27.1
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44	TOTAL	253.6

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

TRANSMISSION SYSTEM PEAK DELIVERIES

1. Report below the total transmission system deliveries of gas, excluding deliveries to storage, for the periods of system peak deliveries indicated below, during the twelve months embracing the heating season overlapping the year's end for which this report is submitted, classified as to sales subject to FERC rate schedules and other sales. The season's peak normally will be reached before the due date of this report, April 30, which permits inclusion of the peak information required on this page.
2. Report Mcf on a pressure base of 14.73 psia at 60°F.

Line No.	Item (a)	Mcf of Gas Delivered to Interstate Pipelines (b)	Mcf of Gas Delivered to Others (c)	Total (b) + (c) (d)
	Section A. Single Day Peak Deliveries			
1	Date: January 30, 2004			
2	Volumes of Gas Transported			
3	No-Notice Transportation		104,000	104,000
4	Other Firm Transportation		99,000	99,000
5	Interruptible Transporation			-
6	Other - End-Use Transport		76,000	76,000
6.01				
7	TOTAL	-	279,000	279,000
8	Volumes of gas Withdrawn from Storage under Storage Contracts			
9	No-Notice Storage		32,000	32,000
10	Other Firm Storage			-
11	Interruptible Storage			-
12	Other (Describe) - On-System Storage		-	-
12.01				-
13	TOTAL	-	32,000	32,000
14	Other Operational Activities			
15	Gas Withdrawn from Storage for System Operations		180,000	180,000
16	Reduction in Line Pack			-
17	Other (Describe)			-
18	TOTAL	-	180,000	180,000
19	Section B: CONSECUTIVE THREE-DAY PEAK DELIVERIES			
20	Dates: January 29, 30, 31, 2004			
21	Volumes of Gas Transported			
22	No-Notice Transportation		257,000	257,000
23	Other Firm Transportation		281,000	281,000
24	Interruptible Transportation			-
25	Other (Describe) - End-Use Transport		211,000	211,000
25.01				-
26	TOTAL	-	749,000	749,000
27	Volumes of Gas Withdrawn from Storage under Storage Contracts			
28	No-Notice Storage		131,000	131,000
29	Other Firm Storage			-
30	Interruptible Storage			-
31	Other (Describe)			-
31.01				-
32	TOTAL	-	131,000	131,000
33	Other Operational Activities			
34	Gas Withdrawn from Storage for System Operations		400,000	400,000
35	Reduction in Line Pack			-
36	Other (Describe)			-
37	TOTAL	-	400,000	400,000

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	03/31/2004	Dec. 31, 2003

AUXILIARY PEAKING FACILITIES

1. Report below auxiliary facilities of the respondent for meeting seasonal peak demands on the respondent's system, such as underground storage projects, liquefied petroleum gas installations, gas liquefaction plants, oil gas sets, etc.
2. For column (c), for underground storage projects, report the delivery capacity on February 1 of the heating season overlapping the year-end for which this report is submitted. For other facilities, report the rated maximum daily delivery capacities.
3. For column (d), include or exclude (as appropriate) the cost of any plant used jointly with another facility on the basis of predominant use, unless the auxiliary peaking facility is a separate plant as contemplated by general instruction 12 of the Uniform System of Accounts.

Line No.	Location of Facility (a)	Type of Facility (b)	Maximum Daily Delivery Capacity of Facility, Mcf at 14.73 psia at 60° (c)	Cost of Facility (In dollars) (d)	Was Facility Operated on Day of Highest Transmission Peak Delivery? Yes (e)	No (f)
1	Muldraugh -		@ 01-01-2004			
2	Meade County, Ky.	Underground Storage	220,000	18,131,353	x	
3						
4	Doe Run -					
5	Meade County, Ky. and					
6	Harrison County, Ind.	Underground Storage	55,000	6,636,830	x	
7						
8	Magnolia -					
9	Green, Hart and					
10	LaRue Counties, Ky.	Underground Storage	95,383	24,966,896	x	
11						
12	Center -					
13	Metcalfe, Green and					
14	Barren Counties, Ky.	Underground Storage	18,395	6,399,885	x	
15						
16	Canmer -					
17	Hart and Green					
18	Counties, Ky.		(1)	258,996		
19						
20	Flint Hill -					
21	Hardin County, Ky.		(1)	273,275		
22						
23						
24		(2)	388,778	56,667,235		
25						
26						
27						
28						

Notes:

(1) Gas fields at these locations have been retired. These facilities are currently used in other gas-system operations.

(2) Due to pipeline and compressor capacity and multiple fields discharging into one pipeline, overall system deliverability has been established at this figure, even though individual fields may have greater deliverability than shown, and may aggregate to a higher total, especially earlier in the season, when operated independently.

Name of Respondent Louisville Gas and Electric Company	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo,Da,Yr) 03/31/2004	Year of Report Dec. 31, 2003

GAS ACCOUNT – NATURAL GAS

1. The purpose of this page is to account for the quantity of natural gas received and delivered by the respondent, taking into consideration differences in pressure bases used in measuring Mcf of natural gas received and delivered.
2. Natural gas means either natural gas unmixed or any mixture of natural and manufactured gas.
3. Enter in column (c) the Mcf as reported in the schedules indicated for the items of receipts and deliveries.
4. In a footnote report the volumes of gas from respondent's own production delivered to respondent's transmission system and included in natural gas sale.
5. If the respondent operates two or more systems which are not interconnected, submit separate pages for this purpose. Use copies of pages 520 and 521.
6. Also indicate by footnote the volumes of gas not subject to Commission regulation which did not incur FERC regulatory costs by showing (1) the local distribution volumes delivered to the local distribution-company portion of the reporting pipeline by another jurisdictional pipeline; (2) the volumes which the reporting pipeline transported or sold through its local distribution facilities or intrastate facilities, and which the reporting pipeline received through gathering facilities, distribution facilities, but not through any of the interstate portion of the reporting pipeline and , (3) the gathering line volumes which were not destined for interstate market or which were not transported through any interstate portion of the reporting pipeline.
7. Also indicate by footnote (1) the system supply volumes of gas which are stored by the reporting pipeline during the reporting year and also reported as sales, transportation and compression volumes by the reporting pipeline during the same reporting year, (2) the system supply volumes of gas which are stored by the reporting pipeline during the reporting year and which the reporting pipeline intends to sell or transport in a future reporting year, and (3) contract storage volumes.
8. Also indicate the volumes of pipeline production field sales which are included in both the company's total sales figure and the company's total transportion figure (lines 42 and 46 of page 521).

01 NAME OF SYSTEM

Line No.	Item (a)	Ref. Page No. (b)	Amount of Mcf (14.73 psia at 60° F) (c)
2	GAS RECEIVED		
3	Gas Purchases (Accounts 800-805)		42,316,649
4	Gas of Others Received for Gathering (Account 489.1)	303	
5	Gas of Others Received for Transmission (Account 489.2)	305	
6	Gas of Others Received for Distribution (Account 489.3)	301	13,477,961
7	Gas of Others Received for Contract Storage (Account 489.4)	307	
8	Exchanged Gas Received from Others (Account 806)	328	
9	Gas Received as Imbalances (Account 806)	328	
10	Receipt of Respondent's Gas Transported by Others (Account 858)	332	
11	Other Gas Withdrawn from Storage (Explain)		12,295,968
12	Gas Received from Shippers as Compressor Station Fuel		
13	Gas Received from Shippers as Lost and Unaccounted for		
14	Other Receipts (Specify): Purchased gas for resale		-
15	Total Receipts (Total of lines 3 thru 14)		68,090,578
16	GAS DELIVERED		
17	Gas Sales (Accounts 480-484)		38,589,036
18	Deliveries of Gas Gathered for Others (Account 489.1)	303	
19	Deliveries of Gas Transported for Others (Account 489.2)	305	
20	Deliveries of Gas Distributed for Others (Account 489.3)	301	13,682,610
21	Deliveries of Contract Storage Gas (Account 489.4)	307	
22	Exchange Gas Delivered to Others (Account 806)	328	
23	Gas Delivered as Imbalances (Account 806)	328	
24	Deliveries of Gas to Others for Transportation (Account 858)	332	
25	Other Gas Delivered to Storage (Explain)		12,910,193
26	Gas Used for Compressor Station Fuel	509	99,773
27	Other Deliveries (Specify): Duplicate Charges (Gas Department)		1,147,187
28	Total Deliveries (Total of lines 17 thru 27)		66,428,799
29	GAS UNACCOUNTED FOR		
30	Production System Losses		
31	Gathering System Losses		
32	Transmission System Losses		
33	Dstribution System Losses		
34	Storage System Losses		
35	Other Losses (Specify)		1,661,779
36	Total Unaccounted For (Total of lines 30 thru 35)		1,661,779
37	Total Deliveries and Unaccounted For (Total of lines 28 and 36)		68,090,578

Name of Respondent	This Report Is:	Date of Report (Mo,Da,Yr)	Year of Report
Louisville Gas and Electric Company	(1) [x] An Original (2) [ ] A Resubmission	3/31/2004	Dec. 31, 2003

SYSTEM MAPS

1. Furnish 5 copies of a system map (one with each filed copy of this report) of the facilities operated by the respondent for the production, gathering, transportation, and sale of natural gas. New maps need not be furnished if no important change has occurred in the facilities operated by the respondent since the date of the maps furnished with a previous year's annual report. If, however, maps are not furnished for this reason, reference should be made in the space below to the year's annual report with which the maps were furnished.

2. Indicate the following information on the maps:
   (a) Transmission lines--colored in red, if they are not otherwise clearly indicated.
   (b) Principal pipeline arteries of gathering systems.
   (c) Sizes of pipe in principal pipelines shown on map.
   (d) Normal directions of gas flow--indicated by arrows.
   (e) Location of natural gas fields or pools in which the respondent produces or purchases natural gas.
   (f) Locations of compressor stations, products extraction plants, stabilization plants, important purification plants, underground storage areas, recycling areas, etc.
   (g) Important main line interconnections with other natural gas companies, indicating in each case whether gas is received or delivered and name of connecting company.
   (h) Principal communities in which respondent renders local distribution service.

3. In addition, show on each map: graphic scale to which map is drawn; date as of which the map represents the facts it purports to show; a legend giving all symbols and abbreviations used; designations of facilities leased to or from another company, giving name of such other company.

4. Maps not larger than 24 inches square are desired. If necessary, however, submit larger maps to show essential information. Fold the maps to a size not larger than this report. Bind the maps to the report.

Map attached.

Louisville Gas and Electric Company (LG&E)

System Service Map



Energy Distribution
Gas
Combined
Electric Generating Stations
Coal-Fired
Hydro
Combustion Turbine
Gas
Underground Storage Fields
Compressor Stations
N
Indiana
Trimble County
Zorn
Waterside
Ohio Falls
Paddy's Run
Cane Run
Mill Creek
Doe Run
Trimble
Oldham
Henry
Shelby
Jefferson
Spencer
Bullitt
Meade
Muldraugh
Nelson
Washington
Hardin
LaRue
Marion
Magnolia
Kentucky
Hart
Green
Center
Metcalfe
Barren

INDEX

INDEX (Continued)

INDEX (Continued)

INDEX (Continued)